04012489

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Modelo, S.A. de C.V.

*CURRENT ADDRESS Campos Eliseos No. 400 Piso 8
Col. Lomas De Chapultepec
C.P. 11000 Mexico, D.F.

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FILE NO. 82- 34766 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: Michael Cressman

DAT: 01-23-04

EXHIBIT B

Annual Information

Report from the statutory auditor with respect to the accuracy, sufficiency and reasonableness of the information that the Board presents to the annual shareholders' meeting.

Miguel Ortiz Aguilar
Contador Público

OPINION OF THE STATUTORY AUDITOR

Mexico City, March 31, 2003

To the Stockholders of
Grupo Modelo, S.A. de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of Grupo Modelo, S.A. de C.V., I am please to submit my report on the veracity, sufficiency and reasonability of the consolidated financial statements for the year ended December 31, 2002, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally attended the Stockholders' and the Board of Directors' meeting to which I was summoned. Likewise, I reviewed to the extent that I considered necessary in the circumstances, the report of the Company's independet auditors, issued as a result of their audit to the consolidated financial statements for the year ended December 31, 2002, made in accordance with auditing standars generally accepted in Mexico.

In my opinion, based on my review and that of the idependient auditors, the accounting and information reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the Stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements accurately, reasonably and sufficiently present, the consolidated financial position of Grupo Modelo, S.A. de C.V. as of December 31, 2002, the consolidated results of their operations, changes in their Stockholders' equity and changes in theirs financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

C.P.C. Miguel Ortiz Aguilar
Statutory Auditor

Vasco de Quiroga No. 1900, Piso 1B, Centro Santa Fe, 01210, México D.F. Tel.: 5292-5201, Fax: 5292-5203

ALBERTO TIBURCIO CELORIO
CONTADOR PUBLICO

OPINION OF THE STATUTORY AUDITOR

To the Stockholders of
Grupo Modelo, S.A de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of Grupo Modelo, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2002, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally (or in my absence the alternate statutory auditor) attended the Stockholders' and the Board of Directors' meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated February 17, 2003, issued as a result of their audit of the financial statements made in accordance with auditing standards generally accepted in Mexico. Such financial statements are the responsibility of the Company's management.

In my opinion, based on my review and that of the independent auditors, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Group Modelo, S.A. de C.V. and subsidiaries at December 31, 2002, the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

C.P.C. Alberto Tiburcio Celorio
Statutory Auditor

Mexico City, Mexico
February 17, 2003

04 JAN 12 PM 7:21

EXHIBIT C

Annual Information

Annual audited financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S. C.
Mariano Escobedo 573
Col. Rincón del Bosque
1158 México, D.F.
Teléfono 5 263 6000
Fax 5 263 6010

Mexico City, February 17, 2003

To the Board of Directors
Grupo Modelo, S. A. de C. V.:

We have audited the consolidated balance sheets of Grupo Modelo, S. A. de C. V. and Subsidiaries, as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position, in Mexican pesos, for the years then ended. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, and that they are prepared in accordance with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Modelo, S. A. de C. V. and Subsidiaries, as of December 31, 2002 and 2001, and the results of their operations, changes in their stockholders' equity and changes in their financial position, stated in Mexican pesos, for the years then ended, in conformity with generally accepted accounting principles in Mexico.

PricewaterhouseCoopers

Rafael Maya U., P. A.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2002 and 2001 (Notes 1, 2 and 13)

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

	2002	2001
ASSETS		
CURRENT:		
Cash and marketable securities	$ 10,221,902	$ 8,775,867
Accounts and notes receivable (Note 3)	1,098,013	1,099,054
Inventories (Note 4)	4,871,564	4,764,754
Prepaid expenses and other current items	2,125,205	2,060,270
Total current assets	18,316,684	16,699,945
LONG-TERM ACCOUNTS AND NOTES RECEIVABLE (Note 3)	138,919	155,653
INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES (Note 5)	2,415,109	1,867,219
PROPERTY, PLANT AND EQUIPMENT (Note 6)	52,123,316	50,684,422
Accumulated depreciation	(16,443,243)	(15,939,462)
	35,680,073	34,744,960
OTHER ASSETS:		
Unamortized expenses, net	1,092,436	1,057,763
Labor obligations upon retirement (Note 7)	487,091	204,243
	1,579,527	1,262,006
Total assets	$ 58,130,312	$ 54,729,783
LIABILITIES		
SHORT-TERM:		
Suppliers	$ 950,410	$ 851,234
Income tax payable	834,913	540,332
Employees' profit sharing	802,550	714,327
Sundry creditors and accrued liabilities	789,354	640,031
Excise tax on production and services payable	732,045	635,371
Total short-term liabilities	4,109,272	3,381,295
DEFERRED TAX (Note 10c.)	6,333,351	7,171,195
CONTINGENCIES AND COMMITMENTS (Note 7):		
Labor obligations upon retirement	624,534	572,788
Total liabilities	11,067,157	11,125,278
STOCKHOLDERS' EQUITY		
COMMON STOCK (Note 8)	13,421,848	13,421,848
PREMIUM ON SHARE SUBSCRIPTION	893,865	893,865
ACCUMULATED INCOME (Note 10):		
Legal reserve	1,234,596	1,046,890
Reserve for acquisition of own shares	564,596	564,596
Retained earnings	20,772,655	18,249,244
Profit for the year	4,225,750	3,829,312
	26,797,597	23,690,042
INITIAL EFFECT OF DEFERRED TAX	(4,485,183)	(4,485,183)
ADJUSTMENT TO CAPITAL FOR LABOR OBLIGATIONS UPON RETIREMENT (Note 7)	(504,164)	(545,124)
INSUFFICIENCY IN RESTATEMENT OF STOCKHOLDERS' EQUITY	(521,459)	(414,903)
Total majority stockholders' equity	35,602,504	32,560,545
MINORITY INTEREST:		
Anheuser-Busch Companies, Inc.	10,794,455	9,533,361
Other investors	666,196	1,510,599
Total minority interest	11,460,651	11,043,960
Total stockholders' equity	47,063,155	43,604,505
Total liabilities and stockholders' equity	$ 58,130,312	$ 54,729,783

The following notes are part of these consolidated statements.

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2002 and 2001 (Notes 1, 2 and 13)
(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

	2002	2001
BEER NET SALES	$ 33,072,780	$ 31,158,810
OTHER INCOME	3,170,462	2,843,653
	36,243,242	34,002,463
COST OF SALES	15,904,878	15,443,444
Gross profit	20,338,364	18,559,019
OPERATING EXPENSES:		
Sales and distribution	7,930,970	7,456,760
Administration	2,967,908	2,780,448
Goodwill amortization	14,226	20,546
	10,913,104	10,257,754
Operating profit	9,425,260	8,301,265
OTHER (EXPENSES) AND INCOME, Net	(276,756)	388,019
INTEGRAL RESULT FROM FINANCING:		
Interest earned and paid, net	623,517	752,600
Foreign exchange profit (loss), net	48,562	(25,257)
Loss from monetary position	(556,924)	(326,215)
	115,155	401,128
Profit before provisions	9,263,659	9,090,412
PROVISIONS FOR *(Note 10)*:		
Income and asset tax	2,796,437	3,063,702
Employees' profit sharing	820,234	727,757
	3,616,671	3,791,459
CONSOLIDATED NET PROFIT FOR THE YEAR	$ 5,646,988	$ 5,298,953
MAJORITY INTEREST PROFIT	$ 4,225,750	$ 3,829,312
MINORITY INTEREST PARTICIPATION:		
Anheuser-Busch Companies, Inc.	$ 1,280,962	$ 1,148,342
Other investors	140,276	321,299
MINORITY INTEREST PROFIT	$ 1,421,238	$ 1,469,641
EARNINGS PER SHARE (Amounts in Mexican pesos, attributable to majority interest)	$ 1.2995	$ 1.1776

The following notes are part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2002 and 2001 (Notes 1, 2 and 13)
(Amounts in thousands of constant Mexican pesos as of December 31, 2002, except dividends per share amounts)

	Common stock	Premium on shares subscription	Accumulated income	
			Legal reserve	Reserve for acquisition of own shares
Balances at January 1, 2001	$ 13,421,848	$ 893,865	$ 869,559	$ 564,596
Appropriation of the profit for the year 2000, approved in the General Ordinary Stockholders' Meeting held on April 23, 2001, as follows:				
To retained earnings				
To legal reserve			177,331	
Dividend payment at the rate of twelve cents of Mexican peso per share in circulation				
Net movement in restructuring the minority interest				
Comprehensive income (Note 9)				
Balances at December 31, 2001	13,421,848	893,865	1,046,890	564,596
Appropriation of the profit for the year 2001, approved in the General Ordinary Stockholders' Meeting held on April 22, 2002, as follows:				
To retained earnings				
To legal reserve			187,706	
Dividend payment at the rate of thirty-three cents of Mexican peso per share in circulation				
Net movement in restructuring the minority interest				
Comprehensive income (Note 9)				
Balances at December 31, 2002	$ 13,421,848	$ 893,865	$ 1,234,596	$ 564,596

The following notes are part of these consolidated statements.

Accumulated income						
Retained earnings	For the year	Initial effect of deferred tax	Adjustment to capital for labor obligations upon retirement	Insufficiency in restatement of stockholders' equity	Minority interest	Total
$ 15,251,859	$ 3,599,064	($ 4,485,183)	($ 582,934)	($ 326,931)	$ 9,800,236	$ 39,005,979
3,421,733	(3,421,733)					
	(177,331)					
(424,348)						(424,348)
					(218,658)	(218,658)
	3,829,312		37,810	(87,972)	1,462,382	5,241,532
18,249,244	3,829,312	(4,485,183)	(545,124)	(414,903)	11,043,960	43,604,505
3,641,606	(3,641,606)					
	(187,706)					
(1,118,195)						(1,118,195)
					(966,437)	(966,437)
	4,225,750		40,960	(106,556)	1,383,128	5,543,282
$ 20,772,655	**$ 4,225,750**	**($ 4,485,183)**	**($ 504,164)**	**($ 521,459)**	**$ 11,460,651**	**$ 47,063,155**

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

For the years ended December 31, 2002 and 2001 (Notes 1, 2 and 13)
(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

	2002	2001
OPERATING ACTIVITIES:		
Consolidated net profit for the year	$ 5,646,988	$ 5,298,953
ITEMS APPLIED TO INCOME NOT REQUIRING THE USE OF CASH:		
Depreciation and amortization for the year	1,805,619	1,735,437
Reserve for decline in book value	204,398	
(Decrease) increase in deferred tax	(683,521)	8,004
Equity in income of associates and non-consolidated subsidiaries, net of dividends received and allowance for decline in book value	(369,361)	(99,380)
	6,604,123	6,943,014
FUNDS PROVIDED BY (USED IN):		
Increase in income tax payable	294,581	88,389
Increase (decrease) in trade accounts payable, sundry creditors and accrued liabilities	248,499	(255,224)
Increase in excise tax on production and services payable	96,674	26,128
Increase in employees' profit sharing	88,223	12,467
Decrease in accounts and notes receivable	1,041	295,032
(Increase) decrease in inventories	(488,572)	20,894
Increase in prepaid expenses and other current items	(64,935)	(409,379)
Funds provided by operations	6,779,634	6,721,321
FINANCING ACTIVITIES:		
Dividend payment (includes $39,912 of restatement effects; $34,137 in 2001)	(1,118,195)	(424,348)
Net movement in restructuring the minority interest	(966,438)	(81,424)
Labor obligations upon retirement, net	(168,896)	(183,571)
Dividend payment to minority stockholders		(137,232)
Decrease in notes payable in real terms		(38,613)
	(2,253,529)	(865,188)
INVESTING ACTIVITIES:		
Acquisition of property, plant and equipment, net	(2,879,017)	(3,276,964)
Increase in other assets	(108,490)	(80,313)
Acquisition of shares of subsidiaries (incorporated to the consolidation in 2001)	(84,774)	(718,210)
(Increase) decrease in unamortized expenses	(7,789)	25,511
	(3,080,070)	(4,049,976)
Increase in cash and marketable securities	1,446,035	1,806,157
Balance at beginning of year	8,775,867	6,759,009
Cash and marketable securities of subsidiaries incorporated to the consolidation		210,701
Balance at end of year	$ 10,221,902	$ 8,775,867

The following notes are part of these consolidated statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

1. INCORPORATION AND CORPORATE PURPOSE:

a) Grupo Modelo, S. A. de C. V. and Subsidiaries (Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The main activity of Grupo Modelo, S. A. de C. V. is holding of 76.75% of the capital stock of Diblo S.A. de C.V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad, the most important companies, on the basis of their operations and stockholders' equity, are as follows:

	Percentage of shareholding
Brewers:	
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Transformation of barley to malt:	
Cebadas y Maltas, S. A. de C. V.	100
Machinery manufacturers:	
Inamex de Cerveza y Malta, S. A. de C. V.	100
Manufacturer of beer cans and crowns:	
Envases y Tapas Modelo, S. A. de C. V. (1)	100
Agencies distributing beer and other products:	
Cerveza Corona en Guadalajara, S. A. de C. V.	100
La Modelo en Monterrey, S. A. de C. V.	100
Distribuidora Pacífico y Modelo de La Paz, S. A. de C. V.	100
Cerveza Corona en Colima, S. A. de C. V.	100
Impulsora Mercantil de Saltillo, S. A. de C. V.	100
Sociedad Mercantil de Morelos, S. A. de C. V.	100
Expansión Mercantil Hidalguense, S. A. de C. V.	100
La Cerveza Corona del Centro, S. A. de C. V.	100
Cervezas Modelo en Vallarta, S. A. de C. V.	100
Promotora Comercial del Bajío, S. A. de C. V.	100
Comercial Nueva Laguna, S. A. de C. V.	100
Impulsora Mercantil San Pablo, S. A. de C. V.	100
Expansión Comercial de Zumpango, S. A. de C. V.	100
Las Cervezas de México en Puebla, S. A. de C. V.	100
Distribuidora Pacífico y Modelo de Mazatlán, S. A. de C. V.	100
La Corona de los Reyes, S. A. de C. V.	100
Cerveza Corona de Zacatecas, S. A. de C. V.	100
Impulsora Mercantil de la Costa, S. A. de C. V.	77
Promotora Oaxaqueña, S. A. de C. V.	61
Distribuidora Modelo de Toluca, S. A. de C. V.	60
Company controlling distributors of beer and other products abroad:	
Procermex, Inc.	100
Real-estate companies engaged in the distribution of beer and other products:	
Inmobiliaria de Tampico, S. A. de C. V.	100
Promotora del Sureste, S. A. de C. V.	100
Inmobiliaria Bajacal, S. A. de C. V.	100
Impulsora del Nazas, S. A. de C. V.	100
Impulsora Tapatía, S. A. de C. V.	100
Impulsora de la Periferia, S. A. de C. V.	100
Administración y Promoción de Inmuebles, S. A. de C. V.	100
Metropolitana de Bienes Raíces, S. A. de C. V.	100
Impulsora Potosina, S. A. de C. V.	100
Promotora e Impulsora Acapulqueña, S. A. de C. V.	80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

On November 2002 the management of the Group decided to merge Cervecería Yucateca, S. A. de C. V. with Compañía Cervecera del Trópico, S. A. de C. V., subsisting the last company.

(1) On April, 2001, the Group adquired the 50% remainning shares of Tapas y Tapones de Zacatecas, S. A. de C. V., Envases de Zacatecas, S. A. de C. V., Envases y Tapas Modelo, S. A. de C. V. (before Promotora de Servicios de Zacatecas, S. A. de C. V.), Tapas Metálicas, S. A. de C. V., and Envatap, S. A. de C. V., giving rise to a goodwill of $336,000 which is amortized over a period of 15 years.

2. ACCOUNTING POLICIES:

The main accounting policies applied by the Group in the preparation of this consolidated financial statements are in line with generally accepted accounting principles in Mexico. These accounting principles require that Group Management makes estimates based on circumstances and apply certain assumptions in determining valuation of some items included in the consolidated financial statements.

The Group Management considers that the estimates and assumptions used at the date of issuance of the consolidated financial statements are reasonable, although these estimates and assumptions could differ from their final effect. The main accounting policies are summarized as follows:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial situation and the results of the companies in which Diblo S.A. de C.V. has control and direct or indirect participation of more than 50% of the common stock; significant intercompany operations have been eliminated in consolidation.

b) Basis for preparation - *The consolidated financial statements of the Group include the effects of inflation on the financial information, as required by integrated Bulletin* B-10, issued by the Mexican Institute of Public Accountants (MIPA).

c) Comparability - The figures shown in the consolidated financial statements and the notes thereto are stated consistently in Mexican pesos at the purchasing power of December 31, 2002, by applying factors derived from the National Consumer Price Index (NCPI).

d) Translation of the financial information of subsidiaries located abroad - Translation of the financial information of the subsidiaries abroad to Mexican pesos, required for consolidation, was conducted in accordance with the guidelines of Bulletin B-15 "Transactions in Foreign Currency and Translation of the Financial Statements of Operations Abroad", issued by MIPA, through the method of integrated foreign operations. The free-purchase exchange rate of $10.25 per US dollar ($9.11 in 2001), was used in translating monetary items; non-monetary items and the income statement were translated into Mexican pesos at the exchange rates prevailing on the dates on which the transactions that originated them were carried out. The effects derived from this translation are shown in the integral result from financing.

e) Marketable securities - The market securities that correspond to the financial securities related to the business goal and financial securities available for sale, are valued at their fair value which is similar to their market value. The fair value is the amount of money used to change a financial asset to liquidate a financial liability among *interested and willing parties, in a free market transaction.*

f) Inventories - These items are valued by the last-in, first-out method, and are restated using the replacement or manufacturing costs method. Such restatement does not exceed market value.

g) Cost of sales - Restatement of this account was carried out based on the restated value of inventories.

h) Investments in shares of associates and non-consolidated subsidiaries - Permanent investments in shares are recorded at acquisition cost and are valued by applying the equity method. The participation in the profits of associated companies which manufacture items neccesary for the production of beer, is shown in the income statement reducing the cost of sales.

i) Property, plant and equipment - These items are recorded at acquisition cost, and are restated by applying the inflation factors derived from the NCPI, to the net replacement value determined by independent expert appraisers through December 31, 1996, and in accordance with their acquisition date, in the case of purchases subsequent to that date.

j) Construction in progress and advances to suppliers - These items are recorded at the value at which the expenditures are made, and are restated though the application of the inflation factors derived from the NCPI, according to the age of the expenditure.

k) Depreciation - This item was calculated based on the restated values of property, plant and equipment, considered as a basis, the probable useful life as determined by independent appraisers; as for the 1997 acquisition, the useful lives are determined by the technical department of the Group.

l) Unamortized expenses - These expenses are recorded at acquisition cost and are restated through the application of inflation factors derived from the NCPI, according to the age of the expenditure. Licences and permits are recorded at their acquisition value, which as of the date of the consolidated financial statements are similar to *their market value. The goodwill is the result of comparing the purchasing value of permanent investments in shares and its accounting value.*

m) Amortization - Original amount cost and restatement of the installation and organization expenses are amortized by the straight-line method on the ending balance for the period. The rate used for book purposes is 10%; goodwill is amortized over the period in which the Group considers that the investment will be recovered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

n) Foreign currencies - The assets and liabilities that represent rights and obligations receivable or payable in foreign currency, are translated to Mexican pesos at the exchange rate in effect on the transaction date (see Note 12). Balances at period-end are valued at the rate of exchange in effect at period-end, and the resulting differences are recorded directly in income statement, forming part of the integral result from financing.

o) Labor obligations upon retirement - Labor obligations for projected benefits, as well as items pending of amortization, and the net cost for the period, with regards to seniority premiums and pension plans, are determined under the unitary cost method, by independent actuaries, and are recorded in accordance with the guidelines established in Bulletin D-3, "Labor Obligations", issued by the MIPA. Contributions to the trusts that handle the plan assets, are determined on the same basis as in prior years and correspond to the pension plans approved by Mexican Tax Authorities.

p) Payment for dismissal - The payments are charged to the income statement in the year in which they are made.

q) Deferred income tax and employees' profit sharing - In recognizing deferred income tax, the Group use the method of comprehensive assets and liabilities, which consists of determining the mentioned tax by applying the income tax rate corresponding to temporary differences between accounting and fiscal values of assets and liabilities at the date of the consolidated financial statements. Regarding deferred employees' profit sharing, the company does not have temporary differences comparing the accounting profit against the fiscal base applicable for Employees' Profit Sharing which could result in an important deferred asset of liability.

r) Restatement of stockholders' equity - This account is restated by applying inflation factors derived from the NCPI, according to their age or contribution date. The effects of that restatement are presented in the consolidated financial statements, in each of the accounts that gave rise to them.

s) Insufficiency in the restatement of stockholders' equity - The balance of this account is represented by the algebraic sum of the items "Result from holding non-monetary assets" and "Accumulated equity monetary result" which are described below:

Result from holding non-monetary assets - This item represents the change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since these costs are compared with restatements determined through the NCPI. If the specific costs are higher than the indexes, there will be a gain from said holding; otherwise, a loss will occur. The result from holding non-monetary assets generated through 1996, due to the restatement of fixed assets, is restated as the other stockholders' equity accounts are.

Accumulated equity monetary result - This item is the result originated in the initial restatement of the financial statement figures.

t) Result from monetary position - This account represents the effect of inflation on monetary assets and liabilities, even though they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary position loss is generated, since when use of these is made, an amount equal to the nominal value will be at the Group's disposal, but with a lower purchasing power. When liabilities are greater, a gain will be obtained, since they are settled with money of lower purchasing power. Those effects are charged or credited to income, forming part of the integral result from financing.

u) Comprehensive income - Bulletin B-4 "Comprehensive Income" requires that those items making up the gained equity during the period be shown in the statement of stockholders' equity, under the item of comprehensive income.

v) Earnings per share - Earnings per share attributable to the majority interest were calculated considering the average of common outstanding shares.

3. ACCOUNTS AND NOTES RECEIVABLE:

The balance of this account is made up as follows:

Item	2002	2001
Clients	$ **1,130,108**	$ 1,102,666
Sundry debtors	**92,980**	71,482
Sellers	**51,800**	45,815
	1,274,888	1,219,963
Less- Allowance for doubtful accounts	**(271,146)**	(180,912)
	1,003,742	1,039,051
Non-consolidated related companies (see Note 11)	**188,912**	175,134
Officers and employees	**18,057**	16,365
Recoverable value added tax	**26,221**	24,157
	1,236,932	1,254,707
Less - Short-term accounts and notes receivable	**(1,098,013)**	(1,099,054)
Long- Term accounts and notes receivable	$ **138,919**	$ 155,653

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

4. INVENTORIES:

The balance of this account is made up as follows:

Item	2002	2001
Containers and packaging	$ **1,860,963**	$ 1,828,692
Finished goods and work in process	**1,081,120**	1,094,817
Raw materials	**958,098**	983,917
Spare parts and accessories	**525,007**	560,033
Merchandise in transit and advances to suppliers	**410,046**	75,377
Advertising articles	**114,837**	260,393
	4,950,071	4,803,229
Less- Allowance for slow-moving inventories	**(78,507)**	(38,475)
	$ **4,871,564**	$ 4,764,754

5. INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES:

a) The balance of this account is made up as follows:

Companies	Percentage of shares forming the capital stock	2002	2001
Dirección de Fábricas, S. A. de C. V. (holding company of glass container manufacturing companies)	41	$ **2,058,343**	$ 1,781,920
Gondi, S. A. de C. V.	7	**190,238**	217
Extractos y Maltas, S. A. de C. V.	26	**101,937**	101,723
Foreing investments (1)	40-81	**100,342**	10,031
		2,450,860	1,893,891
Others		**27,220**	33,367
		2,478,080	1,927,258
Less - Allowance for decline in book value		**(62,971)**	(60,039)
		$ **2,415,109**	$ 1,867,219

(1) The consolidated financial statements do not include the financial position statements of Seeger Industrial S.A., (investment integrated in the foreing investments item), investment integrated in the item foreign investments since the accounting policies followed by this subsidiary differ from those of the other companies comprising the Group. Investment in this subsidiary represent less than 0.04% (0.01% in 2001) of consolidated assets in the period. Changes in accounting policies and the respective adjustments are expected to be made in future years.

b) The amount of the investment in shares of associates and non-consolidated subsidiaries, includes the shareholding held in the results of those entities amounting to $381,344 ($235,326 in 2001) of profit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

6. PROPERTY, PLANT AND EQUIPMENT - NET

a) The balance of this account is made up as follows:

Item	2002 Net historical cost	2002 Net restatement	2002 Net total value	2001 Net total value
Land	$ 1,083,022	$ 2,699,656	$ 3,782,678	$ 3,585,016
Machinery and equipment	7,640,449	6,670,296	14,310,745	13,861,805
Buildings and other structures	3,886,936	5,554,278	9,441,214	8,711,321
Transportation equipment	1,725,209	739,034	2,464,243	2,492,903
Computer equipment	218,625	23,319	241,944	225,251
Furniture and other equipment	226,313	141,895	368,208	210,959
Antipollution equipment	453,797	224,506	678,303	617,585
Construction in progress and advances to suppliers	4,084,605	308,133	4,392,738	5,040,120
	$ 19,318,956	$ 16,361,117	$ 35,680,073	$ 34,744,960

Depreciation for the period amounted to $1,736,614 ($1,677,868 in 2001).

b) The Group Management estimates that the completion of construction in progress, and advances to suppliers, will require an additional investment for the construction of werhouse, offices, acquisitions and installation of new production lines for the extension of the production capacity at the plants by approximately $3,712,205 ($5,280,051 in 2001), and will be concluded between 2004 and 2005.

7. CONTINGENCIES AND COMMITMENTS:

a) The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and Mexican Federal Labor Law. These compensations are claimed only after having worked a certain number of years.

- As of the date of the consolidated financial statements the amount of the accrued liability for labor obligations upon retirement of the personnel is analyzed as follows:

Description	2002	2001
Obligations for current benefits	$ 3,626,195	$ 2,894,815
Additional amount for projected benefits	345,916	294,790
Obligations for projected benefits	3,972,111	3,189,605
Plan assets (trust fund)	(2,863,086)	(2,338,168)
	1,109,025	851,437
Items to be amortized over a period of 18 to 24 years:		
For adjustments to variances	(1,626,866)	(1,198,675)
For past services	(34,178)	(36,198)
Projected net assets	(552,019)	(383,436)
Additional liability made of:		
Intangible assets	487,091	204,243
Adjustment to majority capital	504,164	545,124
Adjustment to minority capital	185,298	206,857
Accrued liability	$ 624,534	$ 572,788

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

- *The intangible assets and the adjustment to capital are created for those subsidiaries in which the trust funds and the net current liability are less than the* obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the period amounted to $429,210 ($373,111 in 2001). Payments made by the trusts to beneficiaries amounted to $112,736 ($107,836 in 2001).

- The net cost for the period amounted to $260,314 ($190,548 in 2001) and was determined in the same way as obligations for projected benefits, at a real rate of estimated yield of 5%, and average increase of 1.5% in salaries.

- Fiscal statements regarding pensions and retirement plan funds mandate that the investments made in stocks issued by the own company or by companies considered as related parties, will not exceed 10% of the reserve for these funds. These values must be approbed by the Banking and Securities National Commission. If the percentage is exceeded, the company has to reduce its investments before December 31, 2006 in order to not exceed the 10%.

b) There is an unmeasured liability for the severance payments that would have to be paid to personnel, in the cases provided for in the Mexican Federal Labor Law and the collective labor contract. During the period severance payments have been made for $118,475 ($52,789 in 2001).

c) There are lawsuits filed before the authorities for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any case, the result of the lawsuits will not substantially affect the financial situation or the results of its operations.

d) At period-end, there are commitments to purchase inventories, machinery and equipment for approximately one hundred and fourteen million, one hundred and sixty eight thousand U.S. dollars, (one hundred and fourty seven million, six hundred and ninety thousand U.S.dollars in 2001).

e) During 2000 and 2001 the Group signed straight leasing contracts for aircraft equipment, with obligatory leasing terms of 10 and 7 years, and monthly payments of one hundred and seventy thousand and twenty four thousand U.S. dollars, respectively.

8. COMMON STOCK:

a) As of December 31, 2002 and 2001, common stock is comprised of 3,251,759,632 shares, with no par value, divided as follows:

Description	Amount
Fixed capital:	
Series A Class I shares - Without withdrawal rights, represented by 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always represent 56.10% of the total shares of the common stock with voting rights; and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value)	$ 785,996
Variable capital:	
Series B Class II shares - Represented by 1,142,017,984 fully subscribed and paid-in common voting shares, which in no may case represent more than 43.90% of the total voting shares of the common stock, and will be subject to no subscription limitations (historical value)	1,085,855
Series C Class II shares - Represented by 650,351,920 fully subscribed and paid-in nonvoting shares; which in no case may represent more than 20% of the common stock (historical value)	967,801
	2,839,652
Effect of restatement	10,582,196
	$ 13,421,848

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001
(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

9. COMPREHENSIVE INCOME

The Group comprehensive income of the year is made up as follows:

Description	2002	2001
Profit for the year	$ 5,646,988	$ 5,298,953
Adjustment to capital for labor obligations upon retirement	63,054	59,989
Result from holding non-monetary assets	(166,760)	(117,410)
Comprehensive income	$ 5,543,282	$ 5,241,532

10. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The Income Tax and Asset Tax provision as of December 31 is made up as follows:

Item:	2002	2001
Income Tax Incurred	$ 3,450,234	$ 3,012,034
Asset Tax	19,969	43,664
Deferred Income Tax	(673,766)	8,004
	$ 2,796,437	$ 3,063,702

b) As a result of the amendments to the Income Tax Law approved as of January 1, 2002, the Income Tax rate (35%) will be reduced annually starting in 2003 until it reaches the nominal rate of 32% in 2005. Therefore, the effect of this gradual reduction in the Income Tax rate increased stockholders' equity and reduced the deferred Income Tax liability during the year by approximately $590,000.

c) Deferred tax -The main temporary items that have rise to the liability for deferred tax are analyzed below:

Item:	2002	2001
Fixed assets and other assets	$ 5,284,343	$ 5,973,039
Inventories	1,279,839	1,466,985
Labor obligations upon retirement	166,632	134,203
Clients	(134,175)	(64,005)
Liability provisions	(40,150)	(33,852)
Subtotal	6,556,489	7,476,370
Tax credits corresponding to:		
Tax losses	(126,881)	(208,165)
Asset tax recoverable	(96,257)	(97,010)
Total deferred tax liability	$ 6,333,351	$ 7,171,195

d) As of the date of the balance sheet, there are tax losses that will affect the consolidated tax result by $76,993 ($39,302 in 2001), that can be amortized against future tax profits, after restatement. In this year, $28,935 ($25,189 in 2001) of prior years' losses at historical values, have been amortized.

e) The incurred Income Tax is determined by applying the rate of 35% over the consolidated fiscal result, and also to each controlled company in accordance to the current Income Tax Law.

f) The Asset Tax is calculated by applying the rate of 1.8% over the net amount of certain assets and liabilities and is paid only when the Asset Tax exceeds the Income Tax of the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

g) The Employees' Profit Sharing is calculated by applying the rate of 10% over the amount determined in accordance with the special rules set in the Income Tax Law.

h) At the date of the consolidated financial statements, there is Asset Tax of $157,390 ($97,819 in 2001) for which a refund can be requested in the following ten years, after restatement, provided Income Tax exceeds Asset Tax in any of those periods.

- Certain companies incurred no Income Tax, and therefore, the Asset Tax of the year is considered as an account receivable for those companies when there is certainty that said amount can be credited against Income Tax in future periods; this is shown in the balance sheet, together with deferred tax, as provided for in Bulletin D-4, Revised. The accrued effect at the date of the consolidated financial statements amounts $96,257 ($97,010 in 2001).

- Asset Tax incurred by the controlled companies, where there is no certainty that the tax can be recovered and it is greater than income tax, was charged directly to results of the period, and amounted to $19,969 ($43,664 in 2001).

i) Grupo Modelo S.A. de C.V., together with its direct and indirect subsidiaries, is authorized to determine Income Tax as per the tax consolidation regime, as specified in the Income Tax Law. The main poins of the consolidated tax result are as follows:

- The percentage of shareholding in the subsidiaries is the amount arrived at by multiplying the real participation of the controlling company in the controlled companies by 0.60. The unamortized tax losses carry forward of controlled companies included in the determination of the consolidated tax result, which are amortized against tax profits arising in the period, are considered in the percentage of shareholding held (direct or indirect).

- The controlling company will also consolidate its individual fiscal result by a factor of 0.60.

- Those companies in which the direct or indirect participation through another controlled company does not exceed 50%, may not be included in the consolidation process.

- Tax losses of the controlling or controlled companies arising on an individual basis may not be amortized under current tax dispositions, but must be added to the consolidated profit or subtracted from the consolidated tax losses of the period in which the right is lost.

j) In the event of capital distribution (in cash or assets), retained earnings are subject to Income Tax payable by the company which is considered to be a final payment, on the basis of the following:

- Dividends arise from the Net Tax Income Account are not subject to Income Tax. Any amount paid in excess is subject to 34% Income Tax in 2003 on the result of multiplying the dividend paid by the factor of 1.5152. The corresponding tax is payable by the company, and may be credited against the company's Income Tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- Dividends arising from the Net Reinvested Tax Income Account are subject to a 5% rate of Income Tax. The rate is 3% for net reinvested tax profit raised in 1999.

- In 1999, the Income Tax rate was modified, and the general rate of 35% was implemented, plus deferral plan for reinvestment of profits, applying 30% rate to reinvested tax profits. In the period in which the latter are paid out as dividends, the remaining 5% tax is paid. The rate applicable in 1999 to reinvested profits was 32%; therefore, dividends declared from the Net Reinvested Tax Income Account created in 1999, are subject to 3%. The aforementioned procedure was in effect up to 2001, and the deferral of tax corresponding to the balance of Net Reinvested Tax Income Account will be paid as dividends in future years.

- In this year dividends of $1,078,283 ($390,211 in 2001) at historical values, have been declared; arising from the Net Reinvested Tax Income Account, which were subject to a Income Tax of $73,695 ($18,002 in 2001); a provision had been made for that amount in the preceding years.

- As of the date of the consolidated financial statements, the balances of the net tax income account are as follows:

Item	**2002**	2001
Net Tax Income Account	**$ 11,110,419**	$ 8,119,832
Net Reinvested Tax Income Account	**$ 4,030,464**	$ 4,717,035

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

k) In the event of a capital reduction, any excess of stockholders' equity over capital contributions, will be considered as profit distribution under the current fiscal statements.

l) The profit of the year is subject to the agreements made in the General Stockholders Meeting, in accordance to the Corporate Mexican Law.

11. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The main transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2002	2001
Purchases of:		
Containers and packaging	$ **3,741,544**	$ 3,775,568
Raw materials	**355,812**	317,849
Machinery	**95,227**	73,767
	$ **4,192,583**	$ 4,167,184
Sales of:		
Recyclable materials	$ **159,945**	$ 97,154
Machinery and maintenance services	**53,307**	17,778
Freights collected	**4,475**	2,829
Services collected	**1,880**	2,814
	$ **219,607**	$ 120,575

12. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the balance-sheet date, the Group has the following position in thousands of U.S. dollars:

Description	2002	2001
Assets	**68,421**	56,734
Liabilities	**23,889**	36,538

b) The U.S. dollar is valued at the following exchange rates:

	Assets	Liabilities
At the free-market exchange rate of $10.25 pesos for assets and $10.45 pesos for liabilities per U.S. dollar	$ 701,881	$ 249,768

c) At the end of the period, there were inventories amounting to fifty million, ninety eigth thousand U.S. dollars (fifty six million, five hundred eighty six thousand U.S. dollars in 2001), which, for the most part can only be acquired abroad.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

d) During the year, the following thousand U.S. dollar operations were carried out:

Description	2002	2001
Exportation of finished goods	**899,986**	781,016
Collection of royalties	**120,474**	107,796
Exportation of packaging and other materials	**15,329**	12,821
	1,035,789	901,633
Purchase of inventories	**154,085**	108,345
Freights, advertising, taxes and duties, and other items	**129,805**	139,343
Purchase of machinery and payment of other services	**77,797**	99,615
Purchase of spare partss	**13,699**	14,753
	375,386	362,056
Net	**660,403**	539,577

e) The free-market exchange rate of the Mexican pesos at the date of issuance of the consolidated financial statements is $10.7630 per U.S. dollar.

13. INFORMATION PER SEGMENT:

Segment data is analyzed as follows:

Description	Income	Consolidated net profit	Identifiable assets
		2002	
Domestic	**$ 27,234,671**	**$ 4,692,647**	**$ 57,499,303**
Exports	**9,008,571**	**954,341**	**631,009**
	$ 36,243,242	**$ 5,646,988**	**$ 58,130,312**
		2001	
Domestic	$ 26,064,893	$ 4,604,790	$ 54,252,927
Exports	7,937,570	694,163	476,856
	$ 34,002,463	$ 5,298,953	$ 54,729,783

14. FINANCIAL INSTRUMENTS:

Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a risk of recovery, and continually monitors their behavior. When necessary, the estimation is adjusted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

15. OTHER MATTERS:

a) As a result of the Group's operational restructuring in the south-eastern Mexican area, the operation of Cerveceria Yucateca, S. A. de C. V. was closed. During the year 2002, the profit of the year was reduced by a net fixed asset impairment allowance of Income Tax of this subsidiary, of $159,000. The fixed assets of this company represented 0.39% of the Group's total assets.

Severance of $23,000, net of Income Tax and Employees' Profit Sharing was paid to the employees of Cerveceria Yucateca, S. A. de C. V.

Therefore, profit for the year was reduced by $182,000, which represents 3% of the consolidated net profit.

It is important to mention that the Group has implemented the procedures needed to guaranty the supply of the brands produced by this subsidiary.

b) The Group, in complaying with its policy of ensurig that there is always an available supply and guaranty raw materials, began investments in the transformation industry of barley into malt and hope extraction, in the United States in 2002.

c) During the year 2002, the Group incurred in $1,152,273, a cost in restructuring the minority interest of the Mexican distribution and sales network.

16. NEW ACCOUNTING PRONOUNCEMENTS:

During 2002, the MIPA issued the following pronouncements:

a) *In January 2002, the MIPA issued the new Bulletin C-8 "Intangible assets", which replaces the current Bulletin C-8, in effect since 1976. The provisions contained in* this Bulletin are obligatory for financial statements beginning as of January 1, 2003; nonetheless, it is recommended that they be enforced in advance.

The main features of this bulletin are: (i) specific guidelines and criteria are established for accounting treatment of research and development costs; (ii) preoperating *expenses fully identified as investigation expenses must be recognized as an expense for the year; (iii) preoperating expenses fully identified as development expenses* (or in the stage of development in a project), which can be recognized as intangible assets, must comply with certain criteria to be capitalized; and (iv) valuation rules are based on a logical sequence of the life cycle of the asset, taking into account the recognition and initial valuation of the intangible asset, recognition of an expense, subsequent disbursements and valuation subsequent to the initial recognition.

b) In January 2002, the MIPA issued the new Bulletin C-9 "Liabilities, Provisions, Assets and Contingent Liabilities and Commitments", which replaces the original Bulletins C-9 and C-12 (both of which date back to 1974); and cancels out circulars 46, 47 and 48. The provisions contained in this Bulletin are obligatory for the years beginning as of January 1, 2003; nonetheless, it is recommended that they be enforced in advance.

The main features of this bulletin are: (i) increased accuracy as to the items provisions, accrued obligations, and contingent assets and liabilities; (ii) detailed information as to the recognition of provisions, use of current value, taking into consideration future events for their estimate, accounting treatment of potential refunds and changes in determining the value of provisions, their application and disclosure; (iii) accounting treatment for redeeming obligations, either anticipated of when substituted for a new issuance; and (iv) recognition of provisions for compensating ecological damages caused.

The Company's Management estimates that the adoption of said Bulletins shall not have any significant impacts on the accounting.

EXHIBIT D

Annual Information

Secretary Certificate with respect to the present status of the books of minutes of shareholders' meeting and Board of Directors meetings, the shareholders' registry and the book of registry for capital increases and reductions.

04 JAN 12 PM 7:21

[LOGO AND LETTERHEAD OF GRUPO MODELO

GRUPO MODELO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
Reforma No. 255 - Mezanine
Col. Cuauhtémoc
06500 México, D.F.
IN THIS CITY

[illegible seal]

The undersigned, Jorge Siegrist Prado, as Secretary of the Board of Directors of Grupo Modelo, S.A. de C.V., hereby and in compliance with the provisions of Section 4, Fraction I of Article 33 of a Communication unnumbered issued by the National Banking and Securities Commission [*Comisión Nacional Bancaria y de Valores*], applicable to Issuers of Securities and other Participants in the Stock Market, published in the Federal Official Gazette on March 19, 2003, declare that the Corporate Records of Grupo Modelo, S.A. de C.V. mentioned below are updated as to the information that must be entered in them:

I. Book of the Minutes of the Shareholders' Meetings;

II. Book of the Board of Directors' Meetings;

III. Book of Registry of Shares; and

IV. Book of Increases and Reductions of Capital Stock.

The foregoing document is issued for all necessary legal purposes in the City of Mexico, Federal District, on the twenty-fifth day of April two thousand three.

(illegible signature)
Jorge Siegrist Prado,
Secretary of the Board of Directors

[144/03]

CAMPOS ELÍSEOS NO. 400 PISO 8, COL. LOMAS DE CHAPULTEPEC C.P. 1100

MÉXICO, D.F. TEL.: 52-83-36-00 FAX: 52-83-37-90 AND 52-80-02-09

www.gmodelo.com.mx

This document bears a stamp acknowledging receipt, as follows: 002125 (illegible) MANAGEMENT OF SECURITIES AND ISSUERS. AUGUST 13, 20034 PM 5:52

EXHIBIT E

<u>Annual Report</u>

ANNUAL REPORT PRESENTED IN ACCORDANCE WITH THE PROVISIONS OF A GENERAL NATURE APPLICABLE TO THE ISSUERS OF SECURITIES AND TO OTHER PARTICIPANTS IN THE SECURITIES MARKET

FISCAL YEAR ENDED DECEMBER 31, 2002

GRUPO MODELO, S.A. DE C.V.

Campos Elíseos 400, Piso 8
Col. Lomas de Chapultepec
C.P. 11000

Grupo Modelo Securities Listed on the Bolsa Mexicana de Valores, S.A. de C.V.:

Grupo Modelo, S.A. de C.V. only lists Series "C", class II shares, representative of the variable part of capital, which at no time can represent more than 20% of the shares into which capital is divided. They are of free subscription and can be acquired by Mexican or foreign investors. These shares are traded exclusively on the Bolsa Mexicana de Valores, S.A. de C.V.

The Company's Series "C" shares grant no voting rights to their owners, except in cases of Series "C" special meetings and extraordinary general shareholders' meetings that are held to resolve any proposal for modification of Article Thirty-Seventh of the articles and bylaws of the Company, which establish the obligation of the Company's controlling shareholders to make a public purchase offer in the event of cancellation of the registration of the shares representing the Company's capital in the National Securities Registry. The Series "C" shares will confer the same patrimonial or pecuniary rights that belong to the shares of the other Series of the Company's capital.

Ticker Symbol: GMODELO C

GMODELO Series "C" shares are registered in the National Securities Registry and are listed on the Bolsa Mexicana de Valores, S.A. de C.V.

The registration in the National Securities Registry does not imply certification of the value of the security or the solvency of the issuer.

INDEX

1. GENERAL INFORMATION

2. THE COMPANY

3. FINANCIAL INFORMATION

1. GENERAL INFORMATION

a) GLOSSARY OF TERMS AND DEFINITIONS

Ale
A type of beer

U.S. Barrels
Unit of measurement in the U.S.A. equivalent to 1.173 hectoliters.

Installed Capacity
Theoretical total annual production a plant could achieve with existing infrastructure.

Cookhouse
Building with the different kinds of equipment that convert raw materials into a liquid called must.

Distributor or Agency
Company in charge of marketing or selling beer.

Deposit or Modelorama
Place for selling beer in closed bottles, retail or to the final consumer.

Associated Companies
Companies in which the holder has significant influence in management, but without having control thereof.

U.S.A.
United States of America

Hectoliter
Measurement used in the beer Industry, equivalent to 100 liters.

Hops
Plant the fruit of which is used to aromatize and give a bitter taste to beer.

Malting facility
Factory where the clean malting barley is turned into malt through controlled processes of soaking, germination and drying.

Sub-agency
Branch or warehouse of a Distributor or Agency that allows the product to be even closer to the customer.

Unitank
Cylindrical-conical tank where first the fermentation takes place and, later, the maturing of the must.

BMV
Bolsa Mexicana de Valores, S.A. de C.V.

b) EXECUTIVE SUMMARY

Grupo Modelo, S.A. de C.V. ("Modelo" and, with its subsidiaries, "Grupo Modelo" or "the Group"), is a holding company formed November 21, 1991, the principal asset of which is the majority participation of 76.75% of the capital of the sub-holding company called Diblo, S.A. de C.V. ("Diblo"), which controls a group of companies dedicated to the production, distribution, sale, export, and import of beer, through which the Group is the principal producer (in terms of volume and sales) and distributor of beer in Mexico.

The Group is the leader in the production, distribution, and sale of beer in Mexico, with a total market share (domestic and export) at December 31, 2002, of 62.7%. It has seven breweries in Mexico with an installed capacity of 46.0 million hectoliters of beer annually. It currently has ten brands, **Corona Extra** standing out as the best-selling Mexican beer in the world, **Modelo Especial, Victoria, Pacífico, Negra Modelo** and others of a regional nature. It exports five brands, with a presence in more than 150 countries and is the exclusive importer in Mexico of beers produced by the United States company, Anheuser-Busch, among which are included the **Budweiser** and **Bud Light** brands.

In a national and international economy of uncertainty and low economic growth, Grupo Modelo again attained important achievements during the year 2002, among which the following stand out:

- Beginning of operations of the malting facility in Compañía Cervecera de Zacatecas, S.A. de C.V.
- Beginning of a malting facility project in Idaho Falls, Idaho, U.S.A.
- Merger of Cervecería Yucateca, S.A. de C.V. into Compañía Cervecera del Trópico, S.A. de C.V.
- Increase in leading position as the most important beer producer and distributor in Mexico.
- Total market share of imported beers in the U.S.A. reached 11.3%.
- Market share in Mexico rose 50 base points to 56.9%.
- Corona Extra maintained its leading position as the best-selling imported beer in the U.S.A., estimated at 29.3% of the segment.
- Exports of Modelo represented 27.9% of the total shipments and contributed 85.1% of Mexican beer exports.
- Modelo Especial remained in 10th place among best-selling imported beers in the U.S.A.
- Corona Light recorded growth during 2002 of 19.9% and remained as the second best-selling imported beer of its kind in the U.S.A.
- The Anheuser-Busch beers that Grupo Model distributes in Mexico, principally in tourist and border areas, increased in sales by 27%.
- Investments in fixed assets amounted to 2,879 million pesos.
- Installed capacity reached 86.8% utilization.

The history of the Group begins with the inauguration of Cervecería Modelo, S.A. in Mexico, D.F., on October 25, 1925. It was Don Pablo Diez who, as owner of the company, in the thirties began the dynamism that currently characterizes the Group and establishes the bases for growth of the Group.

Starting from the fifties, the Group began an important expansion policy through significant investments and acquisitions. These investments consisted of the construction and acquisition of breweries, malting facilities, companies for the construction and assembly of machinery and equipment for the beer industry, within the country as well as abroad. Likewise, the establishment of systems of direct market sales was begun for the Group's beers through agencies and sub-agencies located throughout the country.

Toward the end of the seventies, exporting of Modelo products was begun, pursuant to a strategy approved by the Board of Directors.

In 1991, consolidation of the Group began by integrating, under a single holding company, the companies dedicated to brewing beer, as well as the holding companies of the companies dedicated to distribution and sale thereof.

In 1993, the Group and its controlling shareholders signed an Investment Contract with the beer company Anheuser-Busch Companies, Inc., and other companies belonging to the same group of companies ("A-B"), by which A-B acquired a minority share participation in the capital of Modelo and Diblo. This agreement has allowed A-B to maintain a 35.12% participation in the capital of Grupo Modelo, S.A. de C.V. and a 23.25% participation in the capital of Diblo. S.A. de C.V.

In 1997, the first stage of Compañía Cervecera de Zacatecas, S.A. de C.V. was inaugurated, the most modern brewery of the Group. That same year, Corona Extra became the market leader among more than 450 imported beers in the United States, a position it maintains at the date of this Annual Report. After achieving leadership in the U.S.A., in 1998 it was rated as the fifth brand of beer worldwide.

During 1999, expansion work was begun on Compañía Cervecera del Trópico, S.A. de C.V. and the second stage of Compañía Cervecera de Zacatecas, S.A. de C.V. was concluded.

In fiscal year 2000, expansion by 1.5 million hectoliters of the installed capacity was finished at the plant in Ciudad Obregón, Sonora, to end that year with a capacity of 3.0 million hectoliters annually.

During 2001, Ps. 3,277 were invested in expanding production capacity and modernization of its facilities, as well as in growth of the distribution network, continuing with the policy of previous years. Around mid-year, the third stage was completed at the plant of Compañía Cervecera de Zacatecas, S.A. de C.V., which has an installed capacity of 15.0 million hectoliters, becoming the largest brewery in Latin America. In this way, the Group's total installed capacity at the end of 2002 was 46.0 million hectoliters. At the same time, expansion work was continued at the plant of Compañía Cervecera del Trópico, S.A. de C.V., equipment of other factories was updated, and the Sales Area was strengthened. This expansion plan will allow the Group to have an annual installed capacity of 60 million hectoliters by the year 2005.

In fiscal year 2002, Ps. 2,879 million were invested in various modernization and expansion projects in all strategic business units, among which are the construction of a malting facility that will have an installed capacity of 100,000 tons of malt per annum, in the city of Idaho Falls, Idaho, U.S.A., which is Grupo Modelo's second manufacturing operation outside of Mexico.

In order to realize its objectives, Grupo Modelo has integrated its activities in two specialized areas: Operations and Sales.

The Group manufactures, distributes, and sells ten brands of beer, as shown below:

Brand	Coverage	Class
Corona Extra	Domestic and export	Pilsner
Modelo Especial	Domestic and export	Pilsner
Corona Light	Export	Light
Modelo Light	Domestic	Light
Negra Modelo	Domestic and export	Munich
Pacífico	Regional (northwest coast Mexico) and export	Pilsner
Estrella	Regional (western Mexico)	Pilsner
Victoria	Regional (central Mexico)	Vienna
León Negra	Regional (southeastern Mexico)	Munich
Montejo	Regional (southeastern Mexico)	Pilsner

Since 1981, Corona Extra has become the leading brand in sales of the Mexican beer industry. In the year 2002, Corona Extra achieved a 33.11% share of the domestic market, being the leading product of the Mexican beer industry.

Industry beer shipments in the domestic market during the year 2002 amounted to 50.67 million hectoliters (an increase of 0.40%), of which the Group contributed 28.81 million (an increase of 1.3%), with which it maintains its leadership position with 56.9% of the domestic market.

With regard to sales of Mexican beer for export markets, the volume of shipments amounted to 13.08 million hectoliters (an increase of 10.5%), of which 11.13 million were distributed by the Group (an increase of 11.3%), reaching a share of 85.05%.

The Group exports five of its ten brands to the five continents. More than 90% of these sales are made in the U.S.A. and Canada.

For six consecutive years, **Corona Extra** has remained the best-selling imported beer in the U.S.A. It occupies the same position in Canada. The leadership obtained in the North American market was achieved after 10 years of keeping second place in sales among more than 450 brands throughout the world.

During fiscal year 2002, Corona Extra increased its market share, achieving 29.3% of imported beers in the U.S.A.

In addition, the Group maintains four more brands among the best selling 25 imported beers in the U.S.A., maintaining significant growth. In the year 2002, it is significant that the Modelo Especial brand was situated in tenth place among imported beers, and Corona Light as the second imported light beer, both with major sales in the U.S.A.

The Corona Extra brand is not only number one among the beers imported by Canada and the U.S.A., but has positioned itself among the ten brands most sold in the North American market, occupying seventh place in the year 2002.

The Group's products compete among the largest and best-known companies and brands globally, positioning **Corona Extra** as the fourth best-selling beer in the world at the end of 2002.

The Group is vertically integrated in strategic businesses, since it has a large number of the inputs necessary for making beer, which are produced by subsidiary and/or associated companies in which it has a minority share, such as the malting facilities and manufacturers of plastic caps, glass containers, cardboard, and disposable containers. In addition, it has companies that manufacture machinery. The foregoing allows the Group to have good control of both the supply and quality of materials and the production process and delivery of the finished product.

The process of integration was strengthened during 2001 through the acquisition of the remaining 50% share participation in the following companies that were previously associated and are now subsidiaries: Envatap, S.A. de C.V., Tapas Metálicas, S.A. de C.V., Tapas y Tapones de Zacatecas, S.A. de C.V., Envases de Zacatecas, S.A. de C.V., and Promotora de Servicios de Zacatecas, S.A. de C.V. (currently Envases y Tapas Modelo, S.A. de C.V.), with the purpose of ensuring the quality and supply of aluminum cans, as well as the plastic caps necessary for presentations in glass bottles. At that time, and with the purpose of making operations more efficient, these companies were merged into three companies, with the last three surviving.

The distribution of the Group's products in all states of the country is done through its broad domestic network, made up of 453 agencies and sub-agencies. To meet the purpose of presence of the product in the market, the distribution network, at the close of fiscal year 2002, had 12,035

vehicles. In addition, the coordination of export activities is done through offices located around the world, exporting five of our brands to more than 150 countries.

Selected Financial Information

(Figures in millions of constant pesos at December 31, 2002)

ITEM	Increase 2002/2001	2002	2001	2000
BEER SHIPMENTS –Millions of Hectoliters-				
Domestic Market	1.26 %	28.81	28.45	28.02
Export Market	11.37%	11.13	9.99	8.55
Total Market	3.89%	39.94	38.44	36.75
STATEMENT OF RESULTS				
NET SALES	6.59%	36,243	34,002	32,366
GROSS RESULT	9.59%	20,338	18,559	17,927
RESULT OF OPERATIONS	13.54%	9,425	8,301	8,410
RESULT BEFORE TAXES AND PROFIT SHARING	1.88%	9,263	9.090	9.044
NET CONSOLIDATED RESULT	6.57%	5,647	5,299	5,174
NET MAJORITY RESULT	10.37%	4,226	3,829	3,599
EBITDA	11.55%	10,932	9,800	9.674
FINANCIAL SITUATION				
WORKING CAPITAL	6.67%	14,207	13,319	11.163
PROPERTY, PLANT, AND EQUIPMENT (NET)	2.40%	35,680	34,745	32,448
TOTAL ASSETS	6.21%	58,131	54,730	49,992
DEFERRED INCOME TAX	-11.69%	6,333	7,171	7,049
LIABILITIES WITH COST	0	0	0	0
LONG-TERM LIABILITIES	0	0	0	0
TOTAL LIABILITIES	-0.52%	11,067	11,125	10,985
MAJORITY SHAREHOLDERS' EQUITY	9.35%	35,603	32,561	29,206
FIXED ASSET INVESTMENTS	-12.15%	2,879	3,277	3,768

Behavior of GMODELO C on the Securities Market

GMODELO C shares are listed exclusively on the BMV and during the past three fiscal years analyzed in this report, have formed part of the Prices and Quotations Index ("IPC") of the BMV.

Because of its significant volume of daily transactions on the Mexican securities market, the shares are in the category of HIGH TRADING, in May of 2003 being in 7th place, with a score of 9.093 in a range from zero to ten, remaining in the same position it had in May of 2002. *See Share Market*

c) RISK FACTORS

Risks of Current Strategy.

Several demographic factors influence beer consumption, and there are also weather factors that make the development of this market more feasible in Mexico, compared with other countries such as Canada and the U.S.A.

Situations Relating to the Countries in which it Operates

The Group is the leader in the production and sale of beer in Mexico and the largest exporter of Mexican beer. Beer sales and other income related to the activity in the domestic market represent 75.1% of the Company's income, while the remaining 24.9% comes from exports, of which the beer shipments, measured in hectoliters, to the U.S.A. and Canada represent 90.7%.

During 2002, the lower rate of growth in the economy of the U.S.A. and Canada did not affect the demand for Mexican beer in those countries; on the contrary Grupo Modelo's exports increased by 11.3% in volume and 13.5% in real income. The Company believes that the recovery of the U.S. economy for fiscal year 2003 will increase its exports to that country. By virtue of the foregoing, the Group believes that the changes in parity of currency are not a risk due to the fact that income in foreign currency is greater than the expenditures for the purchase of raw materials and fixed assets.

Financial Position of the Issuer

The Group has maintained a healthy financial situation, under a firm policy of no debt generating costs, for which reason total liabilities at the close of fiscal year 2002 represented 19% of total assets, made up of suppliers and deferred ISR, while its liquidity was 4.5 times, in addition to generating a return to shareholders of 12%.

Dependence on or Expiration of Patents, Registered Trademarks or Contracts.

The Group keeps its industrial property rights protected and periodically updates the registrations of brands and patents it owns, there being no dependence whatever on contracts or licenses.

Acquisition of Assets Other than Those of the Issuer's Normal Line of Business

During the past three fiscal years, the Group has made no purchases of assets that are not intended for its operations.

Expiration of Supply Contracts

The Group's vertical integration allows it to ensure its supply of raw materials and inputs, in addition to being strategically positioned on a worldwide basis with supply companies and/or associations.

Breach in Payment of Bank and Exchange Liabilities or Restructurings Thereof

The Group has no bank or exchange liabilities.

Possible Entrance of New Competitors

The Group maintains a position of 56.9% of the domestic market at December, 2002, while penetration of the import beer segment in the United States market, a country to which it sells 87.2% of its total exports, was 35.7%. Since 1993, the Group has maintained a relationship with Anheuser-Busch Companies, Inc. and other companies of the same business group, which is the most important brewing group in the world.

Possible Over Demand or Over Supply in the Markets in Which the Issuer Participates.

Regarding beer shipments during 2002, in the domestic market the Group achieved a growth of 1.3%, while export sales recorded an increase of 11.3%. The Group believes that it appropriately covers the demand for its products.

Vulnerability of the Company to Changes in Interest Rates or Exchange Rates
The economic and political conditions prevailing in Mexico and that of its principal business partner have derived from a great stability in the exchange rate of Mexican currency with respect to the United States dollar during the past three fiscal years. Some periods have recorded slight appreciation of the Mexican peso against the United States dollar, which decreases, in the same proportion of variation, the income in pesos corresponding to export sales.

Operations Recorded Off the Balance Sheet

The Group does not undertake and has not undertaken off balance sheet transactions.

Dependence on Key Personnel

The Group's management has been forming as an institution for 78 years, for which reason there is no dependence on personnel that can be considered to be key to the continuity of the business.

Dependence on a Single Business Segment

The production and sale of beer is the only business segment in which the Group participates, and given the penetration of the market, the diversification of brands, the export sales to many countries and the quality of the product, it is not considered a significant risk factor.

Impact of Changes in Government Regulations

Currently, taxes represent 30.4% of the sales price of beer in Mexico.

a) Special Tax on Production and Services (IEPS)

The IEPS constitutes an important component of the sales price of beer, for which reason the changes in this tax have a direct effect on its sales price. Currently, the IEPS rate represents 25.0% of the price of beer.

b) Value added tax (VAT)

The VAT is a tax that constitutes an important component of the sales price of beer to the consumer. Together with the IEPS, these two taxes increase the price of our product by 43.75%.

c) Regulations regarding the product

There are various types of government regulations, which vary in accordance with local laws of the federal bodies, municipalities, and the countries where beer is distributed and sold, relative to the minimum age for beer consumption, requirements that must be m et when advertising the product, health requirements, times and places authorized for its sale, as well as the inclusion of legends aimed at control of consumption of the product.

The Mexican Government, through the Ministry of Health and/or the Federal Commission for Protection Against Health Risks, monitors the conditions of beer production, for the purpose of maintaining health control over the product, as well as compliance with the provisions regarding beer advertising.

d) Regulations regarding the environment

The General Law of Ecological Equilibrium and Protection of the Environment regulates, among other things, the environmental aspects of the industry. With regard to the above, the National Institute of Ecology, a decentralized body of the Ministry of the Environment and Natural Resources ("SEMARNET"), issues the

technical ecological regulations that establish the maximum permissible limits for contaminants, to which the Group is subject and with which it has complied to date.

e) Federal Economic Competition Law (LFCE)

The LFCE went into effect on June 22, 1993. The purpose of this law is to promote economic efficiency and protect the process of free competition, punishing monopolistic practices. In view of this law, the activities performed by economic agents, including those of the Group, will be subject to the provisions of this law and certain acts are subject to approval of the Federal Competition Commission, in the cases contemplated in the LFCE itself.

f) Securities Market Law

The Securities Market Law and its amendments, in effect since January 2, 1975, regulate public offerings of securities, their entry into the market, the activities of the persons who participate in it, the National Securities Registry and the securities market authorities and services, and establish the guidelines to which securities issuers like Grupo Modelo are subject, it being subject to this law, as well as to the provisions of general application issued by the CNBV, a regulatory body. In addition, Grupo Modelo is subject to guidelines derived from the internal regulations of Bolsa Mexicana de Valores, S.A. de C.V., an exchange on which it lists its Series C shares under the ticker symbol GMODELO C.

On March 20, 2003, the so-called "sole issuers' circular" entered into effect, issued by the National Banking and Securities Commission (CNBV), a regulation that contains the provisions that apply to issuers with securities registered in the National Securities Registry, among which is the Group. The regulation states the guidelines for such aspects as the periodic information that issuers must deliver to the CNBV and the securities exchanges on which they are listed; it defines the rules related to applications for registration and requirements for maintaining the registration of securities in the National Securities Registry, as well as the rules that apply to their public offering, among other aspects. As an issuer of registered securities, the Group is subject to that regulation.

g) Federal Water Law

The Federal Water Law went into effect on December 2, 1992, and its purpose is to regulate exploitation, use or taking advantage of water, its distribution and control, as well as the preservation of its quality. In view of that law, Modelo's use, exploitation, and taking advantage of underground water is subject to the observance and compliance with that law and its regulation, as well as related provisions.

Possible Volatility of Share Prices.

During 2002, the volatility of the price of the GMODELO C share was 25.69% obtained as the standard deviation of the natural logarithm of the share's daily return. On this same basis of calculation, the volatility of the Mexican Securities Exchange's Index of Prices and Quotations for the same period was 22.21%.

Possible Breach of the Requirements for Maintaining the Exchange Listing and/or the Registration in the National Securities Registry.

Since its registration with the Exchange, the Group has complied with the legal requirements necessary to maintain the registration of the shares representative of its capital in the National Securities Registry (RNV), as well as the requirements for maintaining the listing of the securities that they offer on the Bolsa Mexicana de Valores, S.A. (BMV). It is worth emphasizing that the GMODELO C share is part of the Index of Prices and Quotations because of its high trading.

Absence of a Market for Registered Securities.

During the past three fiscal years, the GMODELO C share has remained within the top 10 places of trading among all of the shares listed on the BMV, which gives it ample security regarding the existence of a market on which the share is offered.

Environmental risks related to its assets, inputs, products or services.

The Group complies with the technical ecological rules that establish the maximum permissible limits for contaminants, to which it is subject, and which is periodically verified by the National Institute of Ecology, a decentralized body of the Ministry of the Environment and Natural Resources.

Existence of Credits that Require the Issuer to Maintain Certain Ratios in its Financial Structure.

The Group has no bank credits.

Rights That May be Affected or Limited for Certain Shareholders.

Modelo's Series "C" shares are the only shares of the issuer that are listed on the Mexican Securities Exchange, and as the articles and bylaws state, they do not grant voting rights to their owners, except in the cases of Special Meetings for Series "C" Shareholders, Extraordinary General Shareholders' Meetings held to resolve any proposal to amend the articles and bylaws relating to the obligation of the company's controlling shareholders to make a public purchase offer in the event of cancellation of the registration of the shares in the RNV. GMODELO C shares confer on their holders the same patrimonial or pecuniary rights that correspond to the other series of the Company's capital.

Holders whose Asset is Represented Solely by Shares of its Subsidiaries.

The Group's assets are represented preponderantly by the shares of Diblo, S.A. de C.V. (and its other subsidiaries), for which reason, although there is a risk factor since the issuer has no assets of its own to manage, it is not significant.

d) OTHER SECURITIES

Modelo has no securities registered in the RNV other than the shares that represent its capital. For the purpose of registration Modelo has its three series of shares registered. The Series C shares are the only ones that have been listed since their public offering in February of 1994.

e) SIGNIFICANT CHANGES TO THE RIGHTS OF SECURITIES REGISTERED IN THE REGISTRY

The GMODELO C shares listed on the BMV have not undergone any modification of the rights they grant to their holders, since their listing began up to the present time.

Due to the significant appreciation of the GMODELO C share, the only significant changes have been in the number of shares, since two splits were approved. The first, of four new shares for each of the old ones, at an Extraordinary General Shareholders' Meeting on August 23, 1995. Later, at the Extraordinary General Shareholders' Meeting held on October 9, 1998, the exchange of four new shares for each of the former ones outstanding was approved. In this way, the 40,646,995 shares of Series C outstanding at the time of the public offering of shares in 1994 have become 650,351,920 at the date of presentation of this Annual Report.

The GMODELO C share has given its investors a compounded annual return of 21.95%, from its adjusted price of placement in the exchange of Ps. 4.25 on February 16, 1994, to the closing price of Ps. 25.36 on December 31, 2002.

f) DOCUMENTS OF A PUBLIC NATURE

Modelo will deliver copies of this document to shareholders who request it, for which purpose they should send their request to:

Lic. José Parés Gutiérrez
Relación con Inversionistas
Campos Elíseos 400, 18° Piso
Col. Lomas de Chapultepec
Delegación Miguel Hidalgo
México, D.F., C.P. 11000
Telephone: 5574 0077
E-mail: ir@gmodelo.com.mx
Website: www.gmodelo.com

Modelo also has provided the National Banking and Securities Commission and the Mexican Securities Exchange with the information required by the Securities Market Law and by the various circulars issued by the National Banking and Securities Commission, for which reason that information is available to the investors.

2) THE COMPANY

a) HISTORY AND DEVELOPMENT OF THE ISSUER

Corporate Name and Trade Name

Modelo's corporate name is Grupo Modelo, S.A. de C.V. ("Modelo" and with its subsidiaries, "Grupo Modelo" or "the Group").

Date, Place of Incorporation and Duration of the Issuer.

The company is of Mexican nationality, and it was formed in accordance with the laws of the United Mexican States on November 21, 1991, through public document number 153,449, granted before Miguel Alessio Robles, attorney and notary public 19 of the Federal District, the first copy of which was recorded in the Public Registry of Commerce of the Federal District, on commercial page 152,323 on December 16, 1991. The duration of the corporation is 99 years, starting June 11, 1993.

Address and Telephones of its Principal Offices

The domicile of the company is Mexico City, Federal District, and its corporate offices are located at Campos Eliseos 400, 8^{0} piso, Col. Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 México, D.F. Means for contacting Grupo Model are the following:

Telephone	5283 3600
Fax:	5280 6718
E-mail:	ir@gmodelo.com.mx
Website:	www.gmodelo.com
Modelo Customer Service:	5574 0077

Description of the Issuer's Evolution

The history of the Group begins with the inauguration of Cervecería Modelo, S.A. in Mexico D.F. on October 25, 1925. It was Don Pablo Diez who, as owner of the company, in the thirties began activities with the dynamism that currently characterizes the Group and establishes the Group's bases for growth.

Starting from the fifties, the Group began an important expansion policy through significant investments and acquisitions. These investments consisted of the construction and acquisition of breweries, malting companies, companies for the construction and assembly of machinery and equipment for the beer industry, within the country as well as abroad. Likewise, the establishment of systems of direct market sales was begun for the Group's beers through agencies and sub-agencies located throughout the country.

In 1971, Don Antonino Fernández Rodríguez was named President and Managing Director of Modelo and has continued with the same philosophy that, from its beginnings, has distinguished this industrial group.

Toward the end of the seventies, the of Modelo products commenced, pursuant to a strategy approved by the Board of Directors.

In 1991, consolidation of the Group began by integrating, under a single holding company, both the companies dedicated to the production of beer and the companies holding shares representing the capital of companies that grouped all the enterprises responsible for its distribution and sale.

On June 16, 1993, the Group and its controlling shareholders signed an Investment Contract with the beer company, Anheuser-Busch Companies, Inc., and other companies belonging to the business group (A-B), by which A-B acquired a minority participation in the capital of Modelo and Diblo, a subsidiary of the issuer that functions as a subcontroller of the Group's other subsidiaries. A-B's initial share was approximately 17.7% of Modelo. The controlling shareholders granted purchase options to A-B, which the latter exercised to increase its share participation in Grupo Modelo, S.A. de C.V. and in Diablo, S.A. de C.V. until reaching a minority participation of 35.12% of the capital of the Issuer and 23.25% of the capital of Diblo, S.A. de C.V.
The Group successfully entered the BMV through a public offering of Series C shares, representative of the variable part of its capital, on February 16, 1994.

Three transcendental events mark the year 1997: the inauguration of the first stage of Compañía Cervecera de Zacatecas, S.A. de C.V., the most modern brewery of the Group; Corona Extra became the leading brand among more than 450 imported beers in the United States, a position it has maintained up to the date of this Annual Report; and in that same year, Carlos Fernández González was named Managing Director of the Group, with Don Antonino Fernández Rodríguez continuing as President of the Board of Directors.

In 1997, a new point of sale was developed by establishing the "Extra" convenience stores, beginning with 20 stores, and closing the fiscal year 2002 with 257 stores.

After achieving leadership in the United States, in 1998 Corona Extra was rated as the fifth beer brand in the world. During 1999, expansion work was begun on the plant of Compañía Cervecera del Trópico, S.A. de C.V. and the second stage on the plant of Compañía Cervecera de Zacatecas, S.A. de C.V. was concluded.

In 2000, the Group celebrated its 75th anniversary and continued with its policy of expansion and modernization, finishing the expansion of the installed capacity of the plant located in Ciudad Obregón, Sonora, which ended that year with an installed capacity of 3.0 million hectoliters per annum. Also, Club Deportivo Toluca, S.A. de C.V. was divested and minority interests were acquired in national distribution agencies at a value of Ps. 912 million.

The company Cebadas y Maltas, S.A. de C.V., a subsidiary of the Group, was awarded the 2000 National Quality Prize in the large business category. This prize was given to it by the President of the Republic. This same company was a finalist in the Ibero-American Quality Prize. In addition, three working groups from the Group's various subsidiary companies obtained first prize in the National Quality Control Circles Contest in several categories.

The program of expansion and modernization moved forward during 2001 as planned, with a total investment of Ps. 3,277 million in several projects, including strengthening the Sales Area. In July, the expansion work was finished on the third stage of the plant of Compañía Cervecera de Zacatecas, S.A. de C.V., which ended the year with an installed capacity of 15.0 million hectoliters, which makes it the largest in Latin America. With this, Grupo Modelo's installed capacity reached 46.0 million hectoliters per annum and it expects to have an installed capacity of 60 million hectoliters in the year 2005.

The environmental management system of seven breweries and four service companies met the ISO 14001 international standard, a certification used to ensure the prevention of contamination and the search for continuous improvement. In addition, the Group participated in the voluntary "Clean Industry" program, promoted by the Ministry of the Environment and Natural Resources, obtaining certification of eleven strategic business units.

In May of 2002, the malting facility at Compañía Cervecera de Zacatecas, S.A. de C.V. began operations, which allowed savings to be made in administrative and transportation expenses, also representing a greater level of integration, becoming one of the few large-scale breweries in the world that has a malting facility on its premises.

General business strategy

- Increase return for its shareholders through constant modernization and investment.
- Provide customers with excellent service.
- Consolidate and maintain leadership of the beer industry in Mexico.
- Carefully manage its portfolio of brands.
- Consolidate and maintain leadership of the Group in the imported beer segment, especially for Corona Extra, as the best-selling imported beer in the U.S.A. and Canada.
- Continue making investments to increase the installed capacity and modernization of its 7 breweries and, in general, in all the member companies of the Group.
- Strengthen its broad network of distribution and sales to keep it flexible and efficient.
- Continually develop the potential of its employees through training.
- Vertical integration and assurance of quality of processes (new malting facility).

Important historical events: mergers, acquisitions or sales of assets.

For the purpose of benefiting the supply chain in order to achieve the proper supply of raw materials, as far as time, quality, and price are concerned, and especially in order to ensure the quality and supply of aluminum cans, as well as the plastic caps necessary for presentations in glass bottles, Grupo Modelo has gradually been consolidating the share control of companies dedicated to the production of inputs necessary for making the final product. At the end of 2001, the Group owned shares in Envatap, S.A. de C.V., Tapas Metálicas, S.A. de C.V., Tapas y Tapones de Zacatecas, S.A. de C.V., Envases de Zacatecas, S.A. de C.V., and Promotora de Servicio de Zacatecas, S.A. de C.V. (currently Envases y Tapas Modelo, S.A. de C.V.), which were merged at the end of 2001, the three latter ones surviving, thereby achieving efficiencies in operations and decreases in the administrative expenses of these subsidiaries.

As part of the restructuring of Grupo Modelo's operations, in the second half of 2002 the merger of Cervecería Yucateca, S.A. de C.V. and Compañía Cervecera del Trópico, S.A. de C.V. was carried out, resulting in closing the operations of the factory in Mérida, Yucatán, at the same time various actions were taken in order to guarantee supply of the product to the consumer and distributors served by the plant in Mérida.

In order to ensure the supply of malt required for making the products, toward the end of 2002 a project was started in Idaho Falls, Idaho, U.S.A., which contemplates the construction of a malting facility that will have an installed capacity of 100,000 tons of malt per annum and will be Grupo Modelo's second manufacturing operation outside of Mexico.

Changes in the way the business is managed.

During the three past fiscal years, there have been no changes in the way the business is managed.

Changes in products or services offered.

The beer industry market in Mexico and around the world is characterized by strong competition in research and development, which play a preponderant role and generate new presentations that will satisfy the changing needs of the market.

At the beginning of 2001, the new presentation of the **Pacífico** brand of beer in disposable containers was launched in the domestic market, for sale in Northwest Mexico, with good acceptance by the market.

Corona Light beer, which is produced exclusively for export to the U.S.A., continues increasing its popularity, placing as the second brand of imported light beer in that country.

Changes in the corporate name

Since its formation, Grupo Modelo, S.A. de C.V. has not changed its corporate name.

Bankruptcy

Grupo Modelo has never been in the financial status of insolvency or bankruptcy.

Judicial, administrative or arbitral proceedings that significantly affected financial results.

During the year 2002 and to the date of preparing this report, no judicial, administrative or arbitral proceedings have occurred that would significantly affect the Group's financial results.

Effect of laws and government provisions on the development of the business.

The legislation that is applicable to the Group and its subsidiary and associated companies is discussed in the Risk Factors section. (*See Impact of Changes in Government Regulations*)

Schematic and Numerical Description of the Principal Investments.

(Figures in millions of constant pesos at December 31, 2002)

Investment Area	2002		2001		2000	
	Amount	%	Amount	%	Amount	%
Compañía Cervecera del Trópico, S.A. de C.V.	1,130	39.2	1,094	33.4	802	21.2
Compañía Cervecera de Zacatecas, S.A. de C.V.	266	9.2	754	23.0	1,266	33.0
Breweries and other factories	1,012	35.2	826	25.2	968	25.7
Sales	471	16.4	603	18.4	732	19.5
TOTAL	**2,879**	**100.0**	**3,277**	**100.0**	**3,768**	**100.0**

In order to ensure the supply of malt required for making the products, around the end of 2002 a project was started in Idaho Falls, Idaho, U.S.A., which contemplates the construction of a malting facility that will have an installed capacity of 100,000 tons of malt per annum and will be Grupo Modelo's second manufacturing operation outside of Mexico.

Public Offerings to Take Control of the Issuer or undertaken by the Issuer to Take Control of Other Companies.

During the past three fiscal years and up to the date of presentation of this Annual Report, Grupo Modelo has not received any public offers of purchase to take control, nor has it made any public offers of purchase to take control of other companies.

b) DESCRIPTION OF THE BUSINESS

Grupo Modelo, S.A. de C.V. is a share holding company whose principal asset is the majority participation in 76.75% of the capital of the subholder of shares called Diblo, S.A. de C.V. ("Diblo"), which controls a group of companies dedicated to the production, distribution, sale, export and import of beer, through which the Group is consolidated as the principal producer (in terms of volume and sales) and distributor of beer in Mexico.

i) Principal Activity

The Group was founded in 1925 and is the leader in the production, distribution, and sale of beer in Mexico, with a total market share (domestic and export) of 62.7% at December 31, 2002. It currently has ten brands, with **Corona Extra,** the best-selling Mexican beer in the world, **Modelo Especial, Victoria, Pacífico, Negra Modelo** and others with a regional character standing out. It exports five brands with a presence in 150 countries and is the exclusive importer in Mexico of the beers produced by the United States company, Anheuser-Busch, among which the **Budweiser** and **Bud Light** brands are included.

Following is a brief description of the activities performed by each of the areas that make up Grupo Modelo:

Operations. It is responsible for carrying out the entire process of making the beer. It is made up of seven breweries located in Mexico, with an installed capacity of 46.0 million hectoliters per annum.

Service Companies and Associated Companies. The Group has several service companies and associated companies, which offer support to the different areas of the organization, thus achieving a greater vertical integration. Notable among these companies are the malting facility, Cebadas y Maltas, S.A. de C.V., Inamex de Cerveza y Malta, S.A. de C.V., whose activity is the manufacture and installation of machinery and equipment, as well as the trucking companies, Tramo Cía. de Transportes, S.A. de C.V. and Fleza, S.A. de C.V., which move the Group's inputs and finished product.

The Group is vertically integrated, in strategic businesses, since it has a large quantity of the inputs necessary for making the beer, which are produced by subsidiary companies and/or associated companies in which it has minority participation, such as the malting facilities and manufacturers of plastic caps, glass containers, cardboard, and disposable containers. In addition, it has companies that manufacture machinery. The foregoing allows the Group to have good control, both in the supply and quality of materials, and in the production process and delivery of the finished product.

Beer Production

Raw Material

The basic raw material used in making beer is malt. Malt is obtained from malting barley, which is a grain sold to the malting facilities, where after being sifted and selected, it is soaked, it germinates in a controlled way, and is dried, becoming malt. In the industry, two types of malting barley are used for making beer, namely: malting barley with six rows and malting barley with two rows of grain per spike. The Group is renowned for using significant quantities of malting barley with two rows of grains per spike.

In addition to the malt, there are other important raw materials used in making beer, such as hops, yeast, water and additives. Additives are completely natural elements formed by carbohydrates and are comprised principally of the starch of refined corn, or grits, as well as rice. The function of both the grits or starch of refined corn, and of rice, is to provide starch that later is converted into dextrin and sugars necessary for fermentation, by means of the enzymes in the malt. The additives help produce a lighter-colored beer, with greater brilliance and stability.

The hops are a green-colored or greenish-yellow plant, with deep roots, which is cultivated in temperate and highly humid climates, the U.S.A. and some European countries being the principal producers of this raw material. In addition to imparting to the beer its delicate aroma and slightly bitter taste, the hops also contribute to the stability of the flavor and the retention of the foam.

Yeast is used in the transformation of the fermentable sugars into alcohol and carbonated gas, necessary to complete the natural process of beer production.

Finally, water is an essential element in making beer and its influence on quality is determinative. For this reason, the water used in breweries, in addition to being potable and biologically pure, must be transparent, colorless, odorless, and free of any taste.

Production Process

The process consists of cooking, primary fermentation, secondary fermentation and/or rest, filtering, bottling, and pasteurization.

The Group's breweries use state-of-the-art technology in making all its beers, which allows, in an important way, making the production process more efficient.

Supply of Raw Materials

There are three malting facilities in operation within the Group, which are located in Calpulalpan, municipality of Tlaxcala, in Mexico City, and in Calera de Víctor Rosales, Zacatecas, these being the suppliers of that material on a national level. In addition, the Group has international suppliers of barley and malt. Purchases are made on the international market only when, for some reason, there is a domestic production shortage of these items. The production shortage occurs as a result of weather factors that affect harvests or when the domestic production of barley is insufficient with regard to the requirements of the industry.

In order to ensure the supply of malt required for making our products, toward the end of 2002 we started a project in Idaho Falls, Idaho, U.S.A., that contemplates the construction of a malting facility that will have an installed capacity of 100,000 tons of malt per annum and will be Grupo Modelo's second manufacturing operation outside of Mexico.

The Group buys the grits and rice primarily in the domestic market, getting supplies from abroad on a limited basis.

For the supply of its raw materials and complementary products, it should be emphasized that the Group has positioned itself strategically to have companies and/or associations that allow a high level of competitiveness.

Due to the fact that because of weather factors there is no domestic hops production, the Group imports all of this raw material.

In addition, in November of 2002 Grupo Modelo, S.A. de C.V. completed the purchase of a minority interest in the international company, C02 Extraction LLC, located in Yakima, Washington, U.S.A., dedicated to the extraction of hops, which is an important step in the strategy of ensuring a sufficient, timely, and quality supply of this important input.

Grupo Modelo's acquisition of the remaining 50% of the shares of the manufacturers of aluminum cans and plastic caps ensures the quality and supply of these raw materials.

In its corporate office, the Group has centralized the function of supply to both subsidiary companies and associated companies, through external suppliers, of the principal inputs of the subsidiaries, which are: barley, grits, rice, hops, bottles, cardboard, plastic caps, disposable containers and transport equipment, as well as all kinds of machinery for the various beer factories.

ii) Distribution Channels

Grupo Modelo's distribution is fundamentally based on its own distribution network, which allows delivering the product to the points of sale and meeting the needs of the market.

The distributors buy the product directly from the various plants, depending on their geographic location. The distributors are entirely responsible for the product from the time it is received. This

is due to the fact that the policy of the plants is to deliver the beer in containers to the distributors through the F.O.B. plant delivery system.

For their part, the distributors take special care in their region to make delivery of the product to the various points of sale and, when applicable, to their sub-agencies, who, in turn, take charge of distributing the beer to their respective customers.

The distributors have ample facilities that comply with all the health, safety, and control requirements. The loading and unloading operations inside the warehouses and in the areas where heavy equipment is maneuvered are performed with mechanized systems specially designed for that function.

Starting in 1999, the ISO 9000 Total Quality systems have been introduced in Distributors directly controlled by the Company, for the purpose of providing an efficient distribution and sales service of Modelo products in every state of Mexico.

The distributors are the only ones authorized to directly make product orders and purchases from the plants, for which they have their own transportation equipment. The Group distributes Budweiser, Bud Light, and O'Douls beers through a subsidiary company.

Sales Area

It is in charge of distribution of the Group's products in every state in the country through a total of 85 agencies and 368 sub-agencies owned by Grupo Modelo. At the agencies, the Group exercises direct control over management through its majority participation in various subsidiaries.

In order to fulfill the objective of having a presence of our product in the market, the distribution network, at the close of fiscal year 2002, had 12,035 vehicles.

In addition, coordination of the export activities is performed through offices located around the world, exporting five of our brands to more than 150 countries.

iii) Patents, Licenses, Trademarks and Other Contracts

The trademarks owned by the Group through some of its subsidiaries are duly registered with the Mexican Institute of Industrial Property, and with the authorities of the countries in which the products of the Group are marketed.

The Group manufactures, distributes and sells ten brands of beer, as shown below:

Brand	Coverage	Class
Corona Extra	National and export	Pilsner
Modelo Especial	National and export	Pilsner
Corona Light	Export	Light
Modelo Light	National	Light
Negra Modelo	National and export	Munich
Pacifico	Regional (Northeast Mexican coast) and export	Pilsner
Estrella	Regional (Western Mexico)	Pilsner
Victoria	Regional (Central Mexico)	Vienna
León Negra	Regional (Southeast Mexico)	Munich
Montejo	Regional (Southeast Mexico)	Pilsner

In accordance with the production process used, there are two kinds of beer, Ale and Lager. Modelo makes only lager-type beers. The various classes of lager-type beer produced and their principal characteristics are described below:

- Pilsner. It is the lager beer that is clearest and uses the least amount of special malt, for which reason its body and texture are light and balanced.

- Vienna. It is lager beer of an intermediate color, similar to pilsner beer; nevertheless, its preparation requires more use of special malts.

- Munich. It is a lager beer of a dark color, which requires greater use of special malts, with more body, more extract and a sweeter taste. The dark color comes from the process of drying and roasting the malts, which is done at higher temperatures.

- Light. This lager beer contains fewer extracts, proteins and carbohydrates than the general lager-type beer.

Each brand produced by the Group has different presentations, with the purpose of marketing them in the most effective manner. In turn, each presentation has a distinct kind of container and content. The classification is as follows:

Presentation	**Coverage**	**Brands**
Family-size (940 ml)	Domestic	Corona Extra, Pacifico, Victoria, Estrella and Montejo
Half-size (325 ml)	Domestic and export	All, except Modelo Light
Aluminum Can (340 ml)	Domestic and export	Modelo Especial, Corona Extra, Modelo Light and Pacifico
Quarter-size (190 ml)	Domestic and export	Coronita, Victoria, Estrella and Pacifico
Barrel (30 and 60 liters)	Domestic	Clear and Dark
Bottle (24 oz)	Export	Corona Extra

iv) Principal Customers

Cyclical Nature and Stability of Sales

By virtue of the fact that the principal revenue comes from the sale of ten brands of beer that the Group distributes in Mexico and abroad, there is greater demand for its products during the second (spring and summer) and fourth (year-end holidays) quarters.

Export sales are somewhat higher during the second and third quarters of each fiscal year, given the spring-summer season in the United States and Canada, the principal export markets served.

Sales by Product

	2002		2001		2000	
Shipments of Beer	***Million* Hectoliters**	**%**	***Million* Hectoliters**	**%**	***Million* Hectoliters**	**%**
Domestic	28.81	72.1	28.45	74.0	28.02	76.6
Export	11.13	27.9	9.99	26.0	8.55	23.4
Total	**39.94**	**100.0**	**38.84**	**100.0**	**36.57**	**100.0**

(Figures in millions of constant pesos at December 31, 2002)

	2002		2001		2000	
Net Sales	**Million Ps.**	**%**	**Million Ps.**	**%**	**Million Ps.**	**%**
Domestic	27,234	75.1	26,064	76.7	25,035	77.4
Export	9,009	24.9	7,938	23.3	7,330	22.6
Total	**36,243**	**100.0**	**34,002**	**100.0**	**32,365**	**100.0**

The Group estimates that the domestic market is comprised of approximately 800,000 points of sale, which are served by both of the beer groups existing in Mexico, using various channels of distribution. Among these points of sale we can mention:

- Retailers.- They are generally grocery stores, the great majority of which have electric refrigeration equipment owned by the distributors, which is loaned to them without charge. In some cases they are provided with advertisements promoting the brands of the Group.

- Modeloramas and Extra.- They are commercial establishments, the principal business of which is the sale of beer. As a complement they sell cold drinks, snacks, cigars, canned food, essential consumption items, promotional material, etc. They are supplied on a daily basis. Almost all have refrigeration equipment.

- Wine and liquor stores.-They are businesses specialized in wine, liquor and beer, which are also known as wine shops. They have electric refrigeration equipment owned by distributors, which is loaned to them without charge.

- Self-service outlets and mini-supers.- They are self-service shops principally belonging to commercial chains with regional or domestic coverage. They display on shelves and islands. They are supplied every third day, and in some cases weekly, based on the region.

- Hotels and restaurants.- They are points of sale identified as being of immediate consumption. Unlike other channels, they sell beer for on-site consumption. To supply these channels there are two specialized routes based on two factors: their complexity and the fact that for the most part they are mixed customers, so classified because they sell beer of the Group and of competitors.

- Wholesalers.- It is a point of sale that is used when, by reason of the volume required, it is not economical to supply a distant area. This means of delivery reaches principally settlements and towns are very far from the central warehouse, and/or have serious access problems. They are supplied on a weekly basis.

- Home orders.- This is a specialized service of sale of beer to the home. There are specialized routes for it and in the principal markets there is radio service to facilitate the delivery of beer.

There are two principal classifications of points of sale of beer: "On premise", or point of sale of an open bottle, for consumption in the establishment itself, and "Off premise", or point of sale of the product in a closed bottle.

At the end of 2002, sales of closed bottles represented 81% of the domestic market, the remaining 19% being in open bottles.

There is no dependence of the Group on any particular customer, since our products are marketed directly to retailers and in some areas to distributors owned by third persons. Beer being a product of mass consumption, the Group has millions of customers, both in Mexico and in the more than 150 countries where it is present.

v) Applicable Legislation and Tax Situation

The legislation applicable to the Group and its subsidiary and associated companies, except those formed abroad, is as described in the section Risk Factors (*See Impact of Changes in Governmental Regulations*).

The Group computes income tax based on the tax consolidation régime.

vi) Human Resources

Grupo Modelo, S.A. de C.V. does not have officers or employees.

The personnel of the Group are in the areas of operations and sales, which at December 31, 2002, had a total of 48,474 employees (only 29 employees more than in the prior year), of which 24,173 (49.9%) are employees of confidence and 24,301 (50.1%) are unionized employees.

The Group believes that its labor relations are good. These are governed by collective contracts, with annual salary review and a review of the contractual benefits and other clauses of the contract every two years.

Plan for participation in shares of the Company by employees and officers

At the date of preparation of this Annual Report, the Group has no plan to offer participation in the shares of Modelo to its workers.

Temporary Employees

The services of temporary personnel are used, depending on the specific needs at the given time in production or sales.

vii) Environmental Performance

The system of environmental management of its beer plants and some of its service companies was tied to the ISO 14001 international standard, a certificate used to ensure the prevention of contamination and the search for continuous improvement. In addition the Group participated in the voluntary "Clean Industry" program, promoted by the Ministry of the Environment and Natural Resources, obtaining certification of eleven strategic business units.

viii) Market Information

At the close of the 2002 fiscal period, the share of the Group in the Mexican domestic and export markets reached 62.7%.

Total hectoliters delivered by the Mexican beer industry
(Figures in thousands)

Group	2002	%	2001	%	2000	%
Grupo Modelo	39,938.4	62.7%	38,445.6	61.7%	36,573.5	60.7%
Femsa	23,810.4	37.3%	23,861.3	38.3%	23,679.7	39.3%
Total Amount	**63,748.8**	**100%**	**62,306.9**	**100.0%**	**60,253.2**	**100%**

Source: Annual Reports of Securities Market Issuers

The **Corona Extra** brand, produced and distributed by the Group, is the Mexican beer with greatest sales in Mexico and the world. In the United States, the second-most important market for the Group after Mexico, **Corona Extra** has positioned itself as the imported beer of greatest sale, leadership that it obtained in 1997 and has maintained to date.

Beer deliveries in the domestic market during 2002 were 50.67 million hectoliters, of which the Group contributed 28.81 million, thereby maintaining its leading position with 56.9% of the domestic market. To be noted is the growth of 1.3% in sales of Modelo compared with the 0.40% increase in the Mexican beer market.

As for sales of Mexican beer for export markets, the volume of deliveries was 13.08 million hectoliters, of which 11.1 million were distributed by the Group, achieving a share of 85.05%. Total exports of Mexican beer recorded an increase of 10.5% while foreign sales of Modelo increased by 11.3%.

That Group continued to be the seventh most important producer of beer in the world at the end of 2002. Regarding the presence of the Group in the world market, below is a table with the ten principal beer companies in the world, with figures at the end of 2002.

PRINCIPAL BEER GROUPS PER DELIVERIES OF BEER
(Millions of hectoliters)

Companies	Country	Volume
1. Anheuser-Busch Companies	USA	129.2
2. SABMiller Plc.	South Africa	115.8
3. Heineken N.V.	Holland	108.9
4. Interbrew S.A.	Belgium	86.9
5. Carlsberg A/S	Denmark	78.6
6. Cia de Bebidas Das Americas, S.A.	Brazil	61.9
7. Grupo Modelo, S.A. de C.V.	**Mexico**	**39.9**
8. Adolph Coors Company	USA	37.4
9. Kirin Brewery Company, LTD.	Japan	36.0
10. Scottish & Newcastle, Plc.	United Kingdom	35.9

Source: Annual Reports of the Companies

The Mexican beer industry has consolidated in two principal participants: Grupo Modelo, S.A. de C.V., the leader in domestic and export sales, and Fomento Económico Mexicano, S.A. de C.V. (FEMSA).

Domestic Market

At the end of 2002, the Group achieved a notable market share of 56.9%, that is, an increase of 50 base points with respect to 2001. Deliveries of beer for the domestic market of the Group grew by 1.3% during 2002, above the 0.40% growth of the domestic beer industry.

At the end of 2002, the Group had a majority share in 22 of the 32 states of Mexico.

Market Share by Manner of Presentation

Grupo Modelo sells approximately 83.6% of its products in returnable glass bottles, especially in the domestic market, while in other markets this presentation is of low penetration.

In recent years there has been a significant decrease in the consumption of beer in disposable containers in Mexico, attributable to the disposable personal income derived from the economic situation of the country in this decade. Notwithstanding the foregoing, the Group believes that the presentation of beer in a returnable container will continue to be that of greatest acceptance, due to the lower price, with beer in a disposable container being a convenience alternative for a specific sector of consumers.

The Group is the exclusive importer and representative of Budweiser and Bud Light, which maintain a strong presence in the Mexican market for import beers.

Mexican Market for Import Beers

	2002	2001	2000
Grupo Modelo Share	27.90%	31.33%	32.31%
Domestic Industry %	1.77%	1.28%	0.99%

Financial Information by Geographic Area of the Domestic Market

The Group's percentage of sales by geographic area in the domestic market over the last three periods is shown below:

Sales Information by Geographic Area in the Domestic Market

Areas	2002	2001	2000
North	22.7%	23.1%	23.0%
Central	58.6%	58.6%	61.7%
South	18.7%	18.3%	15.3%
Total	**100.0%**	**100.0%**	**100.0%**

In addition, in Note 13 to the Audited Financial Statements presented in number 7 of this document, the information by segments of the Group is presented.

Export Market

That Group has achieved a solid international presence in the most important beer markets, thanks to more than 20 years of continuous effort. The quality of the beer, its original presentation and the comprehensive programs of tactical marketing have positioned the **Corona Extra** brand as the Mexican beer of greatest sale in the world.

Export sales of the Group have maintained constant growth. At the end of 2002, export sales represented 24.9% of total sales of the company, as shown below:

Markets	2002	2001	2000
Total Net Sales (millions of pesos)	**36,243**	**34,002**	**32,366**
Domestic	75.1%	76.7%	77.4%
Export	24.9%	23.3%	22.6%

The Group exports five of its ten brands to the five continents. More than 90% of these sales are made in the United States and Canada. The sales, in percentages of export hectoliters made by the Group, are distributed as follows:

Export Destination	%
United States and Canada	90.65
Europe	4.26
Asia and Ocean	3.14
Latin America	1.95
Total	**100.00**

United States Market

The beer brands imported into the United States, in thousands of cases, are shown below:

		2002E		2001
POSITION	BRAND	SALES	SHARE	SALES
1	**Corona Extra**	**91,272**	**29.3%**	**85,119**
2	Heineken	60,400	19.4%	56,710
3	Labatt Blue	16,030	5.2%	15,270
4	Tecate	14,000	4.5%	12,000
5	Guinness	11,550	3.7%	10,695
10	Modelo Especial	7,758	2.5%	6,656
11	Corona Light	6,979	2.2%	5,823
15	Pacifico	3,414	1.1%	3,322
23	Negra Modelo	1,964	0.6%	1,802

Source: Impact Databank

For 6 consecutive years **Corona Extra** has maintained itself as the imported beer of greatest sale in the United States. It occupies the same position in Canada. The leadership obtained in the North American market was achieved after 10 years of maintaining second place in sales among more than 450 worldwide brands.

During 2002 Corona Extra increased its market share, reaching 29.3% of beer imported by the United States.

The Group also has four more beers within the 25 most sold import beers in the United States, maintaining significant growth.

The Corona Extra brand not only is the number one of those imported into Canada and the United States, but also has positioned itself among the ten most sold brands in the North American market, including the domestic market, maintaining the seventh position in 2002.

The sales of **Corona Extra, Modelo Especial, Corona Light, Pacifico and Negra Modelo** *stand out in the United States, which are made 75% in closed bottles, with the remaining 25%* sold in open bottles. The foregoing indicates that most of the sales in this important market are made for home consumption, and to a lesser extent it is consumed in restaurants, bars and other establishments. In both Europe and Asia the beers of the Group have positioned themselves as the most sold imports. Thus, it maintains leadership in countries such as Belgium, Israel, Holland, Turkey and Spain.

The Group also maintains leadership in import beer in Latin American countries such as Costa Rica, Jamaica, the Dominican Republic, Ecuador, Venezuela, Argentina, Guatemala, Nicaragua *and El Salvador.*

The products of the Group compete among the largest and most recognized companies and brands on a worldwide basis, **Corona Extra** being positioned as the fourth most sold beer in the world at the end of 2001.

10 Principal Beer Brands in the World
Millions of Barrels (Shipments)

POSITION	BRAND	2000	2001	00-01 % Change
1	Budweiser	39.8	39.0	-2.0%
2	Bud Light	32.5	35.1	8.0%
3	Skol	24.6	26.3	6.9%
4	**Corona Extra**	**20.5**	**21.8**	**6.3%**
5	Heineken	18.4	19.1	3.8%
6	Asahi Super Dry	20.9	19.0	-9.1%
7	Coors Light	16.7	16.9	1.2%
8	Miller Light	16.1	16.0	-0.6%
9	Brahma Chopp	16.7	14.2	-15.0%
10	Polar	12.8	12.6	-1.6%
TOTAL		**219.0**	**220.0**	**0.5%**

Source: Impact Databank

ix) Corporate Structure

Grupo Modelo, S.A. de C.V. is a share holding company formed on November 21, 1991, the principal activity of which is majority participation in 76.75% of the capital of the share sub holding company called Diblo, S.A. de C.V. ("Diblo"). The activities of the latter include the acquisition and ownership of real estate and investment in shares of subsidiaries, which are dedicated to the production, distribution and sale of beer in Mexico and abroad. The most important subsidiaries of Diblo by activity and shareholders' equity are listed below:

Principal Subsidiary Companies

Activity and Enterprise	% of Capital Held by Grupo Modelo
Manufacturers of beer:	
Cervecería Modelo, S.A. de C.V.	100
Compañía Cervecera de Zacatecas, S.A. de C.V.	100
Compañía Cervecera del Trópico, S.A. de C.V. (1)	100
Cervecería Modelo de Guadalajara, S.A. de C.V.	100
Cervecería Modelo de Torreón, S.A. de C.V.	100
Cervecería Modelo del Noroeste, S.A. de C.V.	100
Cervecería del Pacifico, S.A. de C.V.	100
Transformer of barley to malt:	
Cebadas y Maltas, S.A. de C.V.	100
Manufacturer of Machinery	
Inamex de Cerveza y Malta, S.A. de C.V.	100
Manufacturer of plastic lids and disposable containers:	
Envases y Tapas Modelo, S.A. de C.V. (2)	100
Agencies Distributing Beer and other Products:	
Cerveza Corona en Guadalajara, S.A. de C.V.	100
La Modelo en Monterrey, S.A. de C.V.	100
Distribuidora Pacifico y Modelo de la Paz, S.A. de C.V.	100
Cerveza Corona en Colima, S.A. de C.V.	100
Impulsora Mercantil de Saltillo, S.A. de C.V.	100
Sociedad Mercantil de Morelos, S.A. de C.V.	100
Expansión Mercantil Hidalguense, S.A. de C.V.	100
La Cerveza Corona del Centro, S.A. de C.V.	100
Cervezas Modelo en Vallarta, S.A. de C.V.	100
Promotora Comercial del Bajío, S.A. de C.V.	100
Comercial Nueva Laguna, S.A. de C.V.	100
Impulsora Mercantil San Pablo, S.A. de C.V.	100
Expansión Comercial de Zumpango, S.A. de C.V.	100
Las Cervezas de México en Puebla, S.A. de C.V.	100
Distribuidora Pacifico y Modelo de Mazatlán, S.A. de C.V.	100
La Corona de los Reyes, S.A. de C.V.	100
Cerveza Corona de Zacatecas, S.A. de C.V.	100
Impulsora Mercantil de la Costa, S.A. de C.V.	77
Promotora Oaxaqueña, S.A. de C.V.	61
Distribuidor Modelo de Toluca, S.A. de C.V.	60
Controller of companies distributing beer and other products abroad:	
Procermex, Inc.	100
Real estate companies where beer and other products are distributed:	
Inmobiliaria de Tampico, S.A. de C.V.	100
Promotora del Sureste, S.A. de C.V.	100
Inmobiliaria Bajacal, S.A. de C.V.	100
Impulsora del Nazas, S.A. de C.V.	100
Impulsora Tapatía, S.A. de C.V.	100
Impulsora de la Periferia, S.A. de C.V.	100
Metropolitana de Bienes Raíces, S.A. de C.V.	100
Administración y Promoción de Inmuebles, S.A. de C.V.	100
Impulsora Potosina, S.A. de C.V.	100
Promotora e Impulsora Acapulqueña, S.A. de C.V.	80

Principal Associated and unconsolidated Subsidiary Companies

Holding company for manufacturers of glass containers:	
Dirección de Fabricas, S.A. de C.V.	41
Transformer of barley to malt:	
Extractos y Maltas, S.A. de C.V.	26
Manufacturer of Machinery:	
Seeger Industrial, S.A.	81

(1) In November of 2002 Management of the Group decided to merge Cervecería Yucateca, S.A. de C.V. with Compañía Cervecera del Trópico, S.A. de C.V., with the latter surviving.

(2) In April of 2001 the Group acquired the remaining 50% of the shares of Tapas y Tapones de Zacatecas, S.A. de C.V., Envases de Zacatecas, S.A. de C.V., Envases y Tapas Modelo S.A. de C.V. (formerly Promotora de Servicios de Zacatecas, S.A. de C.V.), Tapas Metálicas, S.A. de C.V., and Envatap, S.A. de C.V., giving rise to goodwill of Ps. 336 million, which will be amortized over 15 years.

The investments in subsidiary and associated companies allow the Group broad vertical integration in its principal purpose of production, distribution and sale of beer.

x) Description of Principal Assets

The properties of the Group at December 31, 2002, are set forth below:

Area of Operations

Company	Asset	Location	Activity
Cervecería Modelo, S.A. de C.V.	Brewery	México, D. F.	Production of beer
Cervecería Modelo de Guadalajara, S.A. de C.V.	Brewery	Guadalajara, Jal.	Production of beer
Compañía Cervecera del Trópico, S.A. de C.V.	Brewery	Tuxtepec, Oax.	Production of beer
Cervecería del Pacifico, S.A. de C.V.	Brewery	Mazatlán, Sin.	Production of beer
Cervecería Modelo de Torreón, S.A. de C.V.	Brewery	Torreón, Coah.	Production of beer
Cervecería Modelo del Noroeste, S.A. de C.V.	Brewery	Cd. Obregón, Son.	Production of beer
Compañía Cervecera de Zacatecas, S.A. de C.V.	Brewery	Calera de Víctor Rosales, Zac.	Production of beer
Inamex de Cerveza y Malta, S.A. de C.V.	Industrial plant	Cuautlalpan, State of Mex.	Manufactures machinery and equipment
Cebadas y Maltas, S.A. de C.V.	Malting facility	Calpulalpan, Tlax.	Production of malt
Diblo, S.A. de C.V.	Building	México, D.F.	Corporate offices

The seven beer plants of the Group have the following installed capacity in thousands of hectoliters per annum:

Plant	Installed capacity
Cervecería Modelo, S.A. de C.V.	11,100
Compañía Cervecera de Zacatecas, S.A. de C.V.	15,000
Compañía Cervecera del Trópico, S.A. de C.V.	7,000
Cervecería Modelo de Guadalajara, S.A. de C.V.	5,050
Cervecería Modelo del Noroeste, S.A. de C.V.	3,000
Cervecería Modelo de Torreón, S.A. de C.V.	2,850
Cervecería del Pacifico, S.A. de C.V.	2,000

All of the fixed assets necessary for production of beer are owned by the respective companies.

The Group carries out a strict and continuous program of maintenance to ensure that the useful life of its productive plants surpass the standards normally established by manufacturers of equipment and machinery.

Changes in machinery, in order to achieve an advance in the technology used and thereby greater productivity and quality control, are carried out independent of the useful life of the machinery.

Equipment and machinery used by the Group, depending on the type and use, have a useful life varying from 15 to 25 years. As an example of this, there are the cooling towers, which have a useful life of 15 years, while grain storage silos have a useful life of 25 years. In addition, there is equipment like unitanks for fermentation and aging, the cookhouse for the preparation of beer, boilers and turbines, which have an average useful life of 20 years. Buildings have a useful life of 40 years.

Sales Area

To satisfy the growing demand in the domestic market, the solid distribution network of the Group has the real property necessary for the warehousing and distribution of beer, thereby daily bringing the product to the thousands of points of sale in Mexico.

These characteristics of the market had been taken care of thanks to a broad distribution network, in which transportation equipment plays a notable role. At the end of the last period, the Group had 12,035 vehicles to serve the domestic market. Among the principal types of vehicles used are tractor trucks, trailers or containers, delivery trucks, pickup and double-wheeled pickup trucks, forklifts and automobiles for supervision.

Insurance

The Group has insured its plants, warehouses and offices against fire, earthquake, theft and catastrophe, in addition to having insurance against losses and contingencies from the management of money and insurance for transportation of merchandise, as well as transportation equipment. The Group believes that it has insurance policies that appropriately cover the levels of risk to its property, in accordance with the standards of the industry.

Future Expansion and Investment Projects

The leadership position that Group occupies is based on a strategy of permanent investment, both to modernize its current plants and construct new ones or expand the existing ones. The significant investments made allow it to meet the growing demand of the domestic market and export to more

than 150 countries. During the last three fiscal years, the most significant investments have been made in breweries in Ciudad Obregón, Tuxtepec and Zacatecas, and in the malt plant in Idaho Falls.

Investment in plant in Zacatecas (Compañía Cervecera de Zacatecas, S.A. de C.V.)

In 1994 Modelo began construction of the most modern beer plant of the Group, in the State of Zacatecas. This plant currently is the most significant investment project of the Group, which will be developed gradually in four stages, three of which were concluded between 1997 and 2001, respectively. In the first stage installed capacity of 5.0 million hectoliters was achieved, the second grew by 100% to reach 10.0 million hectoliters, the third concluded in the middle of 2001, and added 5.0 million hectoliters more. The fourth stage will be concluded in 2003, to finish with a total capacity of 20.0 million hectoliters and establish this plant as the largest and most modern in Latin America. During 2001 investments made in this project amounted to Ps. 754 million, while during 2002 the investments amounted to Ps. 266 million; these investments have been financed with the cash flow generated by the operations of the Group.

Investment in plant in Ciudad Obregón (Cervecería Modelo del Noroeste, S.A. de C.V.)

In 1998 expansion of this plant began, growing its capacity from 1.5 to 3.0 million hectoliters. It concluded in 2002.

Investment in plant in Tuxtepec (Compañía Cervecera del Trópico, S.A. de C.V.)

At the end of 1999, Modelo's Board of Directors approved expansion of installed capacity from 7.0 to 16.0 million hectoliters. The date of completion will be in 2005. The amount required for this investment is 420 million dollars; during 2001 investments made in this project amounted to Ps. 1,035 million, while for 2002 they were Ps. 1,094 million.

Other Investments

During 1998, modernization work continued in the beer plants of the Group, incorporating new equipment, in order to achieve greater efficiency and higher levels of productivity. Examples include the installation of two bottling lines in the factory in Mexico City, and the conversion of packaging lines for the new kind of disposable container in the factories in Guadalajara, Mexico City and Tuxtepec.

Extractos y Maltas, S.A. de C.V. (an associated company) is another factory producing malt with an installed capacity of 90,000 metric tons of malt per annum.

During 1999 we continued with investment in new facilities, remodeling, expansions, construction of Modeloramas and deposits for the sale of beer, both direct distributors and private concessionaires, with the purpose of supplying infrastructure adequate to the necessities and strategies of the Group.

During 2000, 25.7% of the total investment for the year was destined to upgrading existing equipment and improvement of facilities, such as replacement of various bottling lines in the plants in Mexico City and Guadalajara.

The Group continues with its investment strategy, and during 2002 Ps. 2,879 million were invested, distributed as follows:

Area of Investment	2002 Amount in millions of pesos	%
Compañía Cervecera del Trópico, S.A. de C.V.	1,130	39.2
Compañía Cervecera de Zacatecas, S.A. de C.V.	266	9.2
Breweries and other factories	1,012	35.2
Sales	471	16.4
TOTAL	**2,879**	**100.0**

Capital Investments
(Fixed Assets and Shares)
(millions of pesos)

	2002	2001	2000
Investments in: Fixed assets and shares	4,032	4,037	4,751

Technology

Inamex de Cerveza y Malta, S.A. de C.V. ("Inamex", a subsidiary company) supplies machinery to the Group's plants, for which it receives advice principally from two companies, one German (Ziemann) and the other Italian (Simonazzi SPA – "Simonazzi"). Until 1980, when Inamex began its operations, the Group imported all of its machinery.

Work intended to fortify the telecommunications infrastructure and install systems has intensified, to achieve greater administrative efficiency and establish e-business strategies. Grupo Modelo initiated a project for a Business Recovery Plan in the case of contingency.

The internal network allows flexible, secure and economical communication among the multiple business units. Regarding e-business, work on e-procurement and strengthening the system of management of demand and production was continued. It provides timely and efficient information to support proper decisions.

The use of point-of-sale terminals has allowed automating the processes that gather information regarding preferences of the consumer and the needs of the public in the country, thereby reinforcing the quality and service that have always characterized Grupo Modelo.

xi) Judicial, Administrative or Arbitral Proceedings

There are several claims before the competent authorities for various reasons. In the opinion of the officers and attorneys of the Group, the great majority of these matters could be resolved in a favorable manner; if not, the result of the lawsuits will not significantly affect the financial situation or the results of consolidated operations.

Grupo Modelo enjoys extraordinary solvency and in addition does not have cost-generating liabilities, for which reason it has never found itself in the circumstances contemplated in Articles 9 and 10 of the Law of Commercial Bankruptcy.

xii) Shares Representing Capital

The amount of subscribed in paid-in capital is Ps. 2,839,652,300.00 (two billion eight hundred thirty-nine million six hundred fifty-two thousand three hundred and 00/100 pesos).

The capital of Grupo Modelo, S.A. de C.V. is comprised of 3,251,759,632 (three billion two hundred fifty-one million seven hundred fifty-nine thousand six hundred thirty-two) shares, without expression of nominal value, distributed in the following series:

Series and Class	Fixed Portion	Variable Portion	%	% voting right
A, class I	1,459,389,728		44.9%	56.1%
B, class II		1,142,017,984	35.1%	43.9%
C, class II		650,351,920	20.0%	
Subtotal	**1,459,389,728**	**1,792,369,904**		
Total		**3,251,759,632**	**100.0%**	**100.0%**

The characteristics of each one of the series are described in the articles and bylaws of the issuer, which contemplate the following:

Series A

Series "A" is comprised of common or ordinary shares with full voting rights, which may correspond to either Class I or Class II, and which at all times must represent at least 56.10% of the total of all shares representing capital with full voting rights, and which may be subscribed only by:

1. Physical persons of Mexican nationality.
2. Mexican companies the articles and bylaws of which include a clause excluding foreigners, the shareholders of which may only be Mexican physical persons and/or Mexican companies the articles and bylaws of which in turn contain a clause excluding foreigners.
3. Trusts in which the owners of at least seventy-five percent of the trust or beneficiary rights arising from a given trust are: (i) persons who meet the requirements established in paragraphs 1 and 2 above, or (ii) other trusts in which, in turn, the owners of at least seventy-five percent of the trust or beneficiary rights are physical or legal persons that meet the requirements established in paragraphs 1 and 2 above.
4. Trusts in which the trustee is invariably obligated to vote the shares of Series "A" that are a part of the corpus of the trust in the same form or sense in which the majority of the shares of Series "A" of the Company are voted in all Shareholders' Meetings that are held.
5. The physical or legal persons that do not meet the requirements established in paragraphs 1, 2, 3 and 4 above may only acquire or subscribe for shares of Series "A": (i) if the National Foreign Investment Commission, through the Ministry of Commerce and Industrial Development (now the Ministry of Economy), and/or any other authorities that have competence in this regard, authorize the acquisition of capital by foreign investors, or (ii) if, in accordance with the applicable legal provisions, a percentage limit on participation of foreign investors in the capital of the Company is no longer required.

Series B

Series "B" is comprised of common or ordinary shares with full voting rights, Class II, representative of the variable part of capital, which at no time may represent more than 43.90% of the total shares with full voting rights into which capital is divided. Series "B" shares are of free subscription, for which reason they may be acquired or subscribed by Mexicans or foreigners.

Series "C"

Series "C" is comprised of shares without voting rights of Class II, representative of the variable part of capital, which at no time may represent more than 20% of the total shares into which capital is divided.

Currently there are no shares representative of fixed and/or variable capital that are pending payment.

No participation whatever in capital has been paid in kind.

None of the three series has modified its rights during the last three fiscal periods, except for the right which, starting in the month of April of 2002, corresponds to the holders of shares that represent at least 10% of capital, fully represented by shares of capital of the same series with full voting rights, who have the right to appoint one member of the Board of Directors and that member's respective alternate.

During the last three fiscal periods there has been no increase in capital, issuance of shares or public offering on any market.

xiii) Dividends

The payment of dividends has been declared annually by the Ordinary General Shareholders' Meeting that approves the results of the completed fiscal period.

In April, 2001, Modelo declared payment of a dividend of Ps. 390,211,155.80 (amount in pesos having acquisitive power on the date of declaration and payment) coming from the reinvested net tax profit account, at a rate of Ps. 0.12 for each of the outstanding shares, representing 11.8% of the majority net profit for 2000. This dividend was paid in one disbursement starting April 25, 2001.

In the ordinary shareholders' meeting held on April 22, 2002, Modelo declared payment of a dividend in cash for Ps. 1,078,283,493.97, equivalent to Ps. 0.3316 per share, representing 29.2% of majority net profit for 2001, paid in one disbursement starting April 29 of that year.

In the ordinary shareholders meeting held on April 21, 2003, Modelo declared payment of a dividend in cash to outstanding shares, in a total amount of Ps. 1,759,852,312.84, equivalent to a dividend of Ps. 0.5412 to each outstanding share, payable in one disbursement starting April 28, 2003, which represents an increase of 55.3% in real terms when compared to the prior year and represents 41.6% of the Majority Net Profit for 2002.

	2003	2002	2001	2000
Dividends per Share	**Ps. 0.54**	**Ps. 0.34**	**Ps. 0.13**	**Ps. 0.25**

Dividend Policy

Starting December 31, 1998, it was proposed to the shareholders that a total cash dividend be paid in an amount equivalent to the greater of (i) 15.0% of the net consolidated profit corresponding to the fiscal year ended December 31, 1992, or (ii) an amount equivalent to the "free cash flow" of the immediately preceding fiscal year. For these purposes, "free cash flow" means all of the majority net profit of Grupo Modelo, S.A. de C.V., plus depreciation and amortization, plus/minus movements in working capital, minus investment in fixed assets, minus the payment of principal if there is debt.

3. **FINANCIAL INFORMATION**

a) **SELECTED FINANCIAL INFORMATION**

(Figures in millions of constant pesos at December 31, 2002)

ITEM	2002	2001	2000
SHIPMENTS OF BEER -Millions of Hectoliters-			
Domestic Market	28.81	28.45	28.02
Export Market	11.13	9.99	8.55
Total Market	39.94	38.44	36.57
PROFIT AND LOSS			
NET SALES	36,243	34,002	32,366
GROSS INCOME	20,338	18,559	17,927
OPERATING INCOME	9,425	8,301	8,410
INCOME BEFORE TAXES AND PROFIT SHARING	9,263	9,090	9,044
CONSOLIDATED NET INCOME	5,647	5,299	5,174
MAJORITY NET INCOME	4,226	3,829	3,599
OPERATING PROFIT	9,425	8,301	8,410
Plus: DEPRECIATION AND AMORTIZATION	1,806	1,735	1,580
Less: Participation in Profits of Unconsolidated Subsidiaries and Associates	299	236	316
EBITDA	10,932	9,800	9,674

ITEM	2002	2001	2000
FINANCIAL SITUATION			
WORKING CAPITAL	14,207	13,319	11,163
PROPERTY, PLANT AND EQUIPMENT (NET)	35,580	34,745	32,448
TOTAL ASSETS	58,131	54,730	49,992
DEFERRED INCOME TAX	6,333	7,171	7,049
COST-GENERATING LIABILITIES	0	0	0
LONG-TERM LIABILITIES	0	0	0
TOTAL LIABILITIES	11,067	11,125	10,985
MAJORITY SHAREHOLDERS' EQUITY	35,603	32,561	29,206
INVESTMENTS IN FIXED ASSETS	2,879	3,277	3,768

ITEM	2002	2001	2000
PER-SHARE DATA			
Number of Shares Outstanding (millions)	3,252	3,252	3,252
Profit per Share	1.30	1.18	1.11
Book Value per Share	10.90	10.00	9.00
EBITDA per Share	3.36	3.01	2.97
Dividends per share	0.34	0.13	0.25
FINANCIAL RATIOS			
Liquidity	4.5	4.9	4.5
Total Liabilities / Total Assets	0.19	0.20	0.22
Total Liabilities / Shareholders' Equity	0.24	0.26	0.28
Shareholders' Yield	0.12	0.12	0.12
Liabilities Generating Costs	Ps. 0	Ps. 0	Ps. 0
Inventory Turnover (times)	3.26	3.24	3.02
Rotation of Accounts Payable (days)	22	20	18
Rotation of Accounts Receivable (days)	8	9	8

b) FINANCIAL INFORMATION BY LINE OF BUSINESS, GEOGRAPHIC AREA AND EXPORT SALES.

Information by segments is set forth in Note 13 of the Audited Financial Statements presented in Number 7 paragraph a) of this Annual Report.

c) REPORT ON RELEVANT CREDITS.

The credits of Grupo Modelo are those it has with suppliers, income tax, employee profit participation, various creditors and accumulated liabilities, special tax on production and services to be paid and employment obligations upon retirement, which at December 31, 2002, represented a total of 42.8% of total liabilities, while on an individual basis they did not represent more than 1.7% of total assets.

57.2% of total liabilities was represented by deferred tax, which is described in Note 10 to the Audited Financial Statements presented in number 7 of this annual report.

d) MANAGEMENT COMMENTS AND ANALYSIS OF THE OPERATING RESULTS AND FINANCIAL SITUATION OF THE ISSUER.

The following discussion must be read together with the consolidated financial statements of Grupo Modelo, S.A. de C.V. and Subsidiaries and notes thereto.

The financial statements of Grupo Modelo, S.A. de C.V. and Subsidiaries have been prepared in accordance with Principles of Accounting Generally Accepted in Mexico.

The figures in the financial statements and the notes thereto, as well as those included in this discussion, have been re-expressed in constant pesos at December 31, 2002.

i) Operating Results

	EFFICIENCY		RESULTS
Increase in Sales	6.6%	Increase in Operating Profit	13.5%
Cost Reduction / Sales	1.5%	Increase in EBITDA	11.6%
Expense Reduction / Sales	0.1%	Interest in Maj. Net Profit	10.4%

Sales

The total volume of shipments of beer during 2002 grew 3.9%, reaching 39.9 million hectoliters compared with 38.4 million the prior year. The growth was the result of an increase of 1.3% in the domestic market and 11.3% in the export market. The latter represented 27.9% of the total volume for the year, while in 2001 it represented 26%.

(Figures in millions of hectoliters)

Shipments of Beer	2002	2001	Increase
Domestic	28.81	28.45	1.3%
Export	11.3	9.99	11.3%
Total	**39.34**	**38.44**	**3.9%**

In Mexico brands of regional distribution represent great opportunity for growth. The performance of Victoria stands out, which is gaining share in its territories and is ordered more and more in other regions of the country.

Net sales

Net sales for the year 2002 were Ps. 36,243 million, which is an increase of 6.6% with respect to the prior year.

The composition of net sales is shown below:

(Millions of constant pesos at December 31, 2002)

Sales of Beer	2002	2001	Increase
Domestic	24,064	23,221	3.6%
Export	9009	7938	13.5%
Other Income	3170	2843	11.5%
Total	**36,243**	**34,002**	**6.6%**

Sales of Beer

The growth of domestic sales of Grupo Modelo was 3.6%, which compares favorably with growth of 1.3% in the domestic market.

Other Normal Income from operations

The total of other normal income reached 3,170 million pesos in the year, growing 11.5% over the prior year. This item includes the normal income of the Group that does not arise directly from the sale of beer, such as royalties, sale of cold drinks, wine, liquor and food through the convenience stores, income from sports equipment and the sale of subproducts derived from the production process.

Cost of Sales

The cost of sales for the year 2002 reached 15,905 million pesos, which represents an increase of 3.0% with respect to the prior year. This item represented 43.9% of total sales in 2002, while in the year 2001 it was 45.4%. This was mostly the result of optimization of costs as a result of the establishment of efficiency measures adopted in the operations area.

Gross profit

Gross profit rose to 20,338 million pesos, 9.6% above that of 2001. This figure represents 56.1% of net sales, which is an increase of 1.5 percentage points with respect to the prior year.

For several years the Group has made investments in the modernization of its productive plant, which has allowed it to achieve greater efficiency. Grupo Modelo believes that the use of the expanded installed capacity may improve the efficiency and gross margin for the following periods.

Operating Expenses

Operating expenses reached 10,913 million pesos for the year 2002, 6.4% greater than the prior year, representing 30.1% of net sales. The growth was a bit less than that of sales, resulting from a decrease in advertising expenses in mass media and an increase in promotional material that supported marketing of the products of the Group in the various segments of the market.

Operating Profit

Operating profit was 9,425 million pesos, which represents an increase of 13.5% with respect to 2001. Operating margin increased by 1.60 percentage points, reaching 26.0%, while in 2001 the margin was 24.4%. This achievement is particularly notable when one takes into account the adverse conditions of the world economy and the highly competitive world environment.

Depreciation and Amortization

Charges for depreciation and amortization for the period reached 1,806 million pesos, 4.1% more than in the year 2001. Despite continuing to invest in expansion of capacity, depreciation has been maintained relatively stable as a percentage of sales, due to the fact that investments in fixed assets have been planned strategically, tied to the growth of the market, in order not to have unused installed capacity. This amount represents 62.7% of the investments of the period, which reached Ps. 2,879 million.

Integral Result of Financing

In 2002, the integral result of financing (favorable to Grupo Modelo) was 115 million pesos, less than the prior year, mostly due to lower interest rates earned on investments made and a greater loss from monetary position.

Taxes

The effective rate of tax was reduced from 41.7% to 39.0% in the year 2002. This reduction resulted principally from recognition of the effect of the decrease in the tax rate on income in the deferred taxes liability.

Net Profit

At the end of 2002 net profit reached the figure of 4,226 million pesos, an increase of 10.4% with respect to that of the prior year, which was 3,829 million. This situation reflects the benefits obtained from the investments made by the Group, as well as the reductions of costs that allowed a decrease in the cost of sales as a percentage of total sales.

ii) Financial Situation, Liquidity and Capital Resources

Financial Situation

At December 31, 2002, current assets were 18,317 million pesos, of which cash and temporary investments represented 55.8%, reaching 10,222 million pesos. These were invested in fixed term instruments in national currency. For its part, inventory represented 26.6% of current assets, upon reaching 4,872 million pesos.

The Group continues with its investment strategy, and during the year 2002 2,879 million were invested, distributed as follows:

	2002	
Area of investment	**Amount**	**%**
Compañía Cervecera del Trópico, S.A. de C.V.	1,130	39.2
Compañía Cervecera de Zacatecas, S.A. de C.V.	266	9.2
Breweries and other factories	1,012	35.2
Sales	471	16.4
TOTAL	**2,879**	**100.0**

At the end of 2002, short-term liabilities represented 7.1% of total assets. The Group continues with its no debt policy, and total liabilities at that date represented 19.0% of total assets, decreasing slightly when compared with the 20.3% recorded in 2001. As in the prior year, total liabilities do not represent any financial cost for Modelo and its subsidiaries; liabilities are comprised principally of the deferred tax that reached 6,333 million pesos, which represents 57.2% of total liabilities.

Dividends

During 2002, payment of dividends was declared for 1,118 million pesos (a figure in pesos of acquisitive power at December 31, 2002), equivalent to Ps. 0.34 per share, coming from the

Reinvested Net Tax Profit Account (CUFINRE). This dividend was paid against coupon number 10 of the shares.

The subsidiary and associated companies of the Group are in no way limited regarding declaration and payment of dividends or transfer of funds to their respective holding companies.

Sources of Liquidity

The only source of liquidity of the Group is the generation of cash flow arising from the operations of the subsidiaries of the Issuer. In this manner during the last three fiscal periods the following cash flow was observed, compared against the application in two important line items: capital investment and payment of dividends:

(Figures in millions of constant pesos at December 31, 2002)

Item	2002	2001	2000
Consolidated profit before extraordinary items	5,646.99	5,298.95	5,170.13
Items applied to results that did not use resources	957.14	1,644.06	1,834.91
Resources generated by changes in working capital	175.51	(221.69)	(.70)
Extraordinary items	0.0	0.00	0.00
Resources generated by operations	**6,779.64**	**6,721.32**	**7,004.34**
Capital investments	2,879.02	3,276.97	3,767.19
Payment of dividends to majority shareholders	0.00	137.23	118.16
Payment of dividends to minority shareholders	966.44	81.42	1,002.11
Sum of investments and dividends paid	**4,963.66**	**3,919.97**	**5,694.20**
Other resources (applied)	(369.95)	(784.49)	(710.17)
Increase (decrease) in cash and securities	**1,446.03**	**2,016.86**	**599.85**
Balance at beginning of period	**8,775.87**	**6,759.01**	**6,159.16**
Balance at end of period	**10,221.90**	**8,775.87**	**6,759.01**

Available Lines of Credit

Grupo Modelo does not have open lines of credit.

Treasury Policies

The Group invests its excess cash in bonds issued by the Federal Government, through prestigious Financial Groups.

Currencies in which Temporary Investments are maintained

The Group invests its excess cash in domestic or foreign currency, depending on domestic and international interest rates.

Relevant committed investments to be undertaken after the end of 2002

Management of the Group believes that the conclusion of the work in progress and advances to suppliers will require an additional investment for construction of warehouses, offices and acquisition and installation of two production lines and expansion of production capacity of the factories, of approximately Ps. 3,712 million and they will be concluded between 2004 and 2005.

Policies Regarding Product Research and Development

That Group's policy is constant investment in modernization of its industrial plant, in order to maintain it with the leading edge technology that guarantees productivity and, therefore, greater profitability and value for its shareholders. The investment in improvement of processes, equipment and quality controls is reflected in the fact that resources applied in each one of the last three fiscal periods on average represent a bit more than 6% of total assets.

Regarding products, Grupo Modelo maintains continuous and permanent contact with its customers and the market, to meet its needs and be attentive to changes in preferences and tastes. In this way, continuous market studies have resulted in new presentations that come to satisfy the tastes and needs of specific markets, as is the case with the new presentations: **Corona Light, Montejo Familiar, Pacifico en Bote, Corona en Bote**.

Tax Credits or Liabilities Relevant to the Last Fiscal Period.

Grupo Modelo only maintains tax liabilities corresponding to the last fiscal period, and is current in their payment.

Grupo Modelo did not engage in relevant transactions that were not recorded in the balance sheet or profit and loss statement.

iii) Internal Control

Grupo Modelo has a system of internal control comprised of a series of policies and procedures established regarding the structure of the organization, the functioning of the Board of Directors and its committees, the assignment of authority and responsibility, supervision and follow-up regarding compliance with policies and procedures, including the internal auditing function, personnel policies and practices, the external influences that affect the operations and practices of Grupo Modelo and the accounting system which includes the methods and registries established to identify, gather, analyze, classify, record and produce quantitative information regarding the operations carried out.

Likewise, Grupo Modelo strictly follows the written report made by the external auditors upon commencing its review work each year, regarding the weaknesses or variances related to the internal control structure.

e) CRITICAL ACCOUNTING ESTIMATES

Grupo Modelo does not have critical accounting estimate made by management of any element, line item or account of the Financial Statements, which requires that the company establish assumptions regarding highly uncertain matters, in such manner that the Financial Statements cannot be affected in any significant way by changes in the estimates that may be made.

4. MANAGEMENT

a) EXTERNAL AUDITORS

The independent auditors of Grupo Modelo, S.A. de C.V., are the office of PricewaterhouseCoopers. *The issuer has not changed independent auditors during the last three* periods considered in this Annual Report.

The appointment and removal of the independent marketers is proposed by the Board of Directors and approved by the General Shareholders' Meeting.

The opinion on the financial statements issued by the independent auditors has not contained exceptions or a negative opinion. Nor have they abstained from opining regarding any particular matter over the last three periods that are included in this Annual Report.

PricewaterhouseCoopers has not undertaken work in addition to auditing the financial statements, with the exception of statements for the return of taxes of some subsidiary companies and other minor services. The amount of the payments does not represent more than 5% of the income of the office.

b) TRANSACTIONS WITH RELATED PERSONS AND CONFLICT OF INTERESTS

The principal transactions entered into with unconsolidated related companies are set forth below:

(Figures updated to the month of December, 2002)

Description	2002	2001	2000
Purchases of:			
Containers and packaging	3,741,544	3,775,568	4,595,594
Raw materials	355,812	317,849	325,361
Machinery	95,227	73,767	102,188
	4,192,583	**4,167,184**	**5,023,143**
Sales of:			
Recyclable materials	159,945	97,154	53,084
Machinery and maintenance services	53,307	17,778	58,097
Freight collected	4,475	2,829	3,162
Service fees collected	1,880	2,814	2,725
	219,607	**120,575**	**117,068**

c) MANAGERS AND SHAREHOLDERS

Board of Directors

The current Board of Directors was appointed on April 21, 2003, in an Ordinary General Shareholder' Meeting, and is comprised of nineteen principal directors and their respective alternates, as described below:

President
Antonio Fernández Rodríguez

Vice Presidents
Juan Sánchez-Navarro y Peón
Valentín Diez Morodo
Carlos Fernández González
Ma. Asunción Aramburuzabala Larreguí

Principal Directors
Antonio Fernández Rodríguez [1,3,4]
Juan Sánchez-Navarro y Peón [1]
Valentín Diez Morodo [1,3,4]
Carlos Fernández González [1,4]
Ma. Asunción Aramburuzabala Larreguí [1,3]
Emilio Carrillo Gamboa [2]
Alfonso Gallardo Kuri [2]
Luis Javier González Cimadevilla [1]
Pablo González Diez [3]
Roberto Hernández Ramírez [1]
August A. Busch III [1]
Thomas Heather R. [2]
James R. Jones [2]
Stephen K. Lambright [1]
Rogelio Ramírez de la O. [2]
Anne Richards [2]
Thomas W. Santel [1]
Pedro Soares
Alejandro Strauch [1]

Alternate Directors
Luis Manuel Sánchez Carlos
Mario Álvarez Yates
Miguel Ángel Domínguez Morales
Laurentino García González
Lucrecia Aramburuzabala Larreguí
Luis Gerardo Sordo Sordo
Alfonso Cervantes Riba
Luis Miguel Álvarez Pérez
Cesáreo González Diez
Joaquín Sordo Barba
Randolph Baker
Mark Bobak
August A. Busch IV
Stephen J. Burrows
Juan Cintron Patterson
William J. Kimmins
John F. Kelly
John Purnell
Patrick Stokes

Secretary
Jorge Siegrist Prado

Assistant Secretary
Juan Sánchez-Navarro Redo

By decision of the owner of the Series "A" shares, the principal members may be replaced only by their respective alternates. By decision of the owner of the Series "B" shares, the principal members may be replaced by any of certain alternates.

Principal Statutory Auditors
Miguel Ortiz Aguilar
Alberto Tiburcio Celorio

Alternate Statutory Auditors
Rafael Maya Urosa
Agustín Aguilar Laurents

1 Related
2 Independent
3 Patrimonial
4 Officer

Manner of appointing directors

By separate vote of series of shares.

Participation of Directors in other companies

The members of the board of directors of Modelo are businessmen of proven capacity and prestige. Some of them are directors and/or officers of other companies:

Antonio Fernández Rodríguez, in Daimler-Chrysler and Grupo Financiero Santander Mexicano.

Valentín Fernández Rodríguez, in Banco Nacional de México, Desc. Kimberly Clark de México, Multivisión, Avantel, Grupo Ferroviario Mexicano, Grupo Alfa and Banco de Comercio Exterior.

Carlos Fernández González in Grupo Televisa, Grupo Financiero Santander Mexicano, Anheuser-Busch, Emerson Electric, Grupo Elektra, Finaccess.

Ma. Asunción Aramburuzabala Larregui, in Grupo Televisa, América Móvil, Grupo Financiero Banamex-Accival and Banco Nacional de México.

Roberto Hernández Ramírez, in Grupo Maseca, Grupo Televisa, Empresas ICA and Muenchener.

Emilio Carillo Gamboa, in Grupo Apasco, Empresas ICA, Kimberly Clark de México and San Luis Corporación.

Pablo González Diez, in Gondi, Empaques Modernos San Pablo and Nueva Fanal.

Luis Javier González Cimadevilla, in Gondi, Empaques de Cartón United and Celulosas Mairo.

Miguel Ángel Domínguez Morales, in Cerveza Corona de Guadalajara.

August A. Busch III in Anheuser-Busch Companies, Emerson Electric Co and SBC Communications, Inc.

Pedro Soares, in Anheuser-Busch Companies.

Thomas Heather Rodríguez, in Despacho Ritch, Heather y Mueller, S.C., J.P. Morgan Chase, Comerica Bank and Nuevo Hotel Cancún.

James R. Jones, in Anheuser-Busch Companies, KeySpan Energy Corporation, Kansas City Southern Industries, St. Louis Corporation and TV Azteca.

Steve K. Lambright, in Anheuser-Busch Companies.

John H. Purnell, in Anheuser-Busch International, Inc., St. Louis Boys Club, St. Johns Mercy Health System and ACASA (a systems research center).

Rogelio Ramírez de la O., in Ecanal, ABN Amro Bank México.

Anne Richards, in J.C. Penney Company, Inc., Richmont Capital Partners, L.P.

Thomas W. Santel, in Anheuser-Busch Companies.

Alejandro Strauch, in Anheuser-Busch Companies.

Principal officers

Below are the names of the principal officers, their seniority in Grupo Modelo and their positions:

Antonio Fernández Rodríguez, 54 years
President

Carlos Fernández González, 13 years
Managing Director

Valentín Diez Morodo, 36 years
General Sales Manager

Ernesto Alcalde Rodríguez, 3 years
Financial Manager

Raúl Gil Loredo, 36 years
Operations Manager

Rene Saracho Villegas, 27 years
Manager of Administration, Supply and Imports

Jorge Siegrist Prado, 3 years
General Legal Manager

Francisco Ramírez Torres, 23 years
Manager of Industrial Relations

Francisco Rodríguez Verduzco, 4 years
Treasury Manager

Physical or legal persons who are beneficiaries of 5% or more of the capital with voting rights

Banco Nacional de México, S.A.
1,459,389,728 Series "A" shares
56.1% of the voting shares

Anheuser-Busch Companies, Inc.
1,142,017,984 Series "B" shares
43.9% of the voting shares

There have been no significant changes in the last three years with respect to the percentage of ownership maintained by the current principal shareholders.

Intermediate Management Body

Grupo Modelo, S.A. de C.V. has an Executive Committee comprised of the following persons:

Antonio Fernández Rodríguez, President
Juan Sánchez-Navarro y Peón
Valentín Diez Morodo
Carlos Fernández González
Ma. Asunción Aramburuzabala Larreguí
Stephen Burrows
Thomas Heather Rodríguez
Thomas W. Santel
Pedro Soares

In addition, without its being an intermediate management body, the board of directors of Modelo has an Audit Committee, comprised as follows:

Emilio Carrillo Gamboa
Thomas Heather Rodríguez
Joaquín Sordo Sordo (Financial Expert)

The Audit Committee is wholly comprised of independent directors.

Among the functions of the Audit Committee are the following: the preparation of the annual report of activities that must be delivered to the board of directors of Modelo not later than the date of the session when the Annual Ordinary General Shareholders' Meeting is called; to know, understand and if applicable opine regarding aspects of the internal control systems; to see to the existence of policies of accounting entries and financial information; to opine regarding transactions with related parties or persons outside the ordinary course of business and to propose the contracting of an independent specialist to opine with respect to transactions with related parties or persons and with respect to certain transactions such as the purchase or sale of 10% or more of the assets, the granting of guarantees for an amount above 30% of assets and transactions other than the foregoing that represent more than 1% of the assets of the issuer, among others.

d) ARTICLES AND BYLAWS AND OTHER AGREEMENTS

Power of the Board of Directors to establish compensation plans for executives

The board of directors of Modelo has the power to appoint the Managing Director and other officers and employees of the Group, and to determine their powers, obligations, work conditions and remuneration.

Corporate Rights of each kind of issued share

Series A

Series "A" is comprised of common or ordinary shares with full voting rights, which may correspond to either Class I or Class II, and which at all times must represent at least 56.10% of the total of all shares representing capital with full voting rights, and which may be subscribed only by:

1. Physical persons of Mexican nationality.
2. Mexican companies the articles and bylaws of which include a clause excluding foreigners, the shareholders of which may only be Mexican physical persons and/or Mexican companies the articles and bylaws of which in turn contain a clause excluding foreigners.
3. Trusts in which the owners of at least seventy-five percent of the trust or beneficiary rights arising from a given trust are: (i) persons who meet the requirements established in paragraph's 1 and 2 above, or (ii) other trusts in which, in turn, the owners of at least seventy-five percent of the trust or beneficiary rights are physical or legal persons that meet the requirements established in paragraphs 1 and 2 above.
4. Trusts in which the trustee is invariably obligated to vote the shares of Series "A" that are a part of the corpus of the trust in the same form or sense in which the majority of the shares of Series "A" of the Company are voted in all Shareholders' Meetings that are held.
5. The physical or legal persons that do not meet the requirements established in paragraphs 1, 2, 3 and 4 above may only acquire or subscribe for shares of Series "A": (i) if the National Foreign Investment Commission, through the Ministry of Commerce and Industrial Development (now the Ministry of Economy), and/or any other authorities that have competence in this regard, authorize the acquisition of capital by foreign investors, or (ii) if, in accordance with the applicable legal provisions, a percentage limit on participation of foreign investors in the capital of the Company is no longer required.

Series B

Series "B" is comprised of common or ordinary shares with full voting rights, Class II, representative of the variable part of capital, which at no time may represent more than 43.90% of the total shares with full voting rights into which capital is divided. Series "B" shares are of free subscription, for which reason they may be acquired or subscribed by Mexicans or foreigners.

Series "C"

Series "C" is comprised of Class II shares without voting rights, representative of the variable part of capital, which at no time may represent more than 20% of the total shares into which capital is divided.

Currently there are no shares representative of fixed and/or variable capital that are pending payment.

No participation whatever in capital has been paid in kind.

None of the three series has modified its rights during the last three fiscal periods, except for the right which, starting in the month of April of 2002, corresponds to the holders of shares that represent at least 10% of capital, fully represented by shares of capital of the same series with full voting rights, who have the right to appoint one member of the board of directors and that member's respective alternate.

During the last three fiscal periods there has been no increase in capital, issuance of shares or public offering on any market.

Each common or ordinary share of Series "A" and "B" gives the right to one vote in the General Shareholders' Meetings. Shares of Series "C" are without voting rights in General Shareholders' Meetings, with the exceptions indicated in the articles and bylaws for purposes of amendment of Article thirty-seventh, for which reason they are not taken into account for purposes of determining the quorums for a valid meeting and voting therein.

Non-voting Series "C" shares give the same patrimonial or pecuniary rights as correspond to the common or ordinary shares of Series "A" and "B". Therefore, without any limitation, all shares issued in Series "A", "B" and "C" representing capital will participate equally in any dividend, payment for reduction of capital or liquidation, amortization with distributable profits or any other distribution.

Procedure for changing rights associated with shares

An Extraordinary General Shareholders' Meeting is required to change the rights of shareholders.

Trusts that limit corporate rights of shares

By means of the trust agreement entered into in June of 1993 with Banco Nacional de México, S.A. Multiple Banking Institution, as trustee, shareholders of Modelo placed in trust the Series "A" class I shares, representative of the minimum fixed capital of Modelo, equivalent to 56.1% of the voting shares of the issuer. By means of this instrument they freely agreed, among other things, that the shares subject to the trust would always be voted together, in the same sense. Said mechanism has as its effect the prevention of a change of control of Modelo.

Articles and bylaws clauses that establish certain limits on Management and Quorum

The articles and bylaws of Grupo Modelo, S.A. de C.V. require a minimum percentage of attendance at meetings and a minimum percentage for voting to decide regarding certain matters, which are discussed below:

The articles and bylaws of Modelo provide that in order for ordinary general shareholders' meetings to be considered to be legally constituted on first call, at least 50% of the voting shares into which the capital is divided must be represented and their resolutions will be valid when adopted by the majority of the votes present. In the case of second call, they may be held whatever the number of shares with full voting rights present at the meeting and their resolutions will be valid when adopted by majority of votes of the shares present that have effectively been voted, without considering the shares the owners of which abstained from voting. Notwithstanding the foregoing, in order for an Ordinary General

Shareholders' Meeting to have power to resolve regarding any proposal for an increase in the variable part of capital, it will be required in all cases that shareholders representing at least seventy percent of the shares with full voting rights into which the capital is divided be present and their resolutions will be valid only when adopted with the favorable vote of shares representing at least seventy percent of the shares with full voting rights into which the capital is divided, whether the Meeting is held on first, second or later call.

In order for a Extraordinary General Shareholders' Meeting to be considered to be legally constituted on first call, at least seventy-five percent of the shares with full voting rights into which the capital is divided must be represented and its resolutions will be valid when adopted with the favorable vote of shares that represent at least seventy percent of the shares with full voting rights into which the capital is divided. In the case of second or later call, the Extraordinary Shareholders' Meetings may be validly held if at least seventy percent of the shares with full voting rights into which the capital is divided are represented and their resolutions will be valid if adopted with the favorable vote of shares that represent at least seventy percent of the shares with full voting rights into which the capital is divided.

Notwithstanding the foregoing, any proposal to the Extraordinary Shareholders' Meeting that has as its purpose the modification of or addition to the contents of Article Thirty-Seventh of the articles and bylaws, whether the Meeting is on first, second or later call, must in all cases be approved by ninety-five percent of the outstanding shares of the company, whatever the Series corresponding to them.

In addition, the articles and bylaws contemplate that proposals that require modification of or addition to some articles of the articles and bylaws must be previously accepted and approved by special shareholders' meetings.

The adoption of resolutions by the shareholders in general shareholders' meetings will be subject to the applicable provisions of the Securities Market Law.

Cancellation of registration of the shares representative of capital with the Securities Section of the National Securities Registry requires an attendance and voting quorum of 95% of the outstanding shares, in the general shareholders' meeting in question.

The Board of Directors requires the prior authorization of the Ordinary General Shareholders' Meeting in order to: i) acquire or sell shares or participations in other companies the value of which exceeds 20% of the shareholders' equity in the Company, in accordance with the latest statement of financial position; ii) exercise the right of redemption contemplated in Article 220 of the General Law of Commercial Companies, if it exceeds 20% of the shareholders' equity in the Company, in accordance with the latest statement of financial position.

The resolutions of the General Shareholders' Meeting with respect to the following matters require an attendance and voting quorum of 70% of the voting shares, it being understood that, if it is submitted to the approval of the Board of Directors or the Executive Committee of the latter, it must be approved by a qualified majority of the directors: i) The annual budget for capital investments and allocations from the profit and loss statement; ii) Five-year plans regarding business strategy, projections of profit and loss statements, general balance sheets and cash flow statements; iii) Presentation of monthly reports regarding the same period of the prior year, regarding results of operations, sales and financial results with respect to the budget; iv) Presentation of financial statements, as well as change in the policy for payment of dividends; v) Capital investments or commitments for leases that exceed US$15 million; vi) Entry into any new line of business; vii) Taking loans, guaranteeing obligations or constituting encumbrances for an amount greater than US$15 million; viii) Entering into any

multi-year contract that exceeds a total of US$15 million; ix) Sale of assets for a value greater than US$15 million; x) Deviations of more than 5% from the annual budget; xi) Any new contract to license or sell trademarks or technology; xii) The closing of any significant production plant; xiii) The approval of price policies and other policies regarding transactions with companies related to shareholders of the Company; xiv) To appoint and remove the external auditors of the Company.

In an Extraordinary General Shareholders' Meeting held on April 22, 2002, a modification of the articles and bylaws was approved, in order to incorporate the requirements derived from modification of the Securities Market Law that entered into effect on June 1, 2001, which are transcribed below:

ARTICLE NINETEENTH. Calls for Shareholders' Meetings must be made by the Board of Directors or by any of the Statutory Auditors, in the cases they consider appropriate or in the cases when they must be made under the terms of the applicable provisions of the General Law of Commercial Companies. In any event shareholders owning at least ten percent of the capital entirely represented by shares with full voting rights may request in writing, at any time, that the Board of Directors or any of the Statutory Auditors call a Shareholders' Meeting to discuss the matters they specify in their request. If the call is not made within the fifteen days following the date of the request, the judicial authority of the domicile of the company will make it on the request of the interested parties who represent at least ten percent of the indicated participation, who must show the certificates for their shares for that purpose.

Any shareholder owning a single share of any of the Series into which capital is divided may request the call of an Ordinary Shareholders' Meeting in the cases contemplated in Articles 168 and 185 of the General Law of Commercial Companies.

ARTICLE TWENTY SECOND. The shareholders may be represented in Meetings by the person or persons they appoint, by means of a simple letter proxy before two witnesses. The members of the Board of Directors and the Statutory Auditors may not represent shares in any Meeting, nor may they vote the shares of which they are owners in deliberations regarding their responsibility, or in those regarding approval of the reports referred to in Articles 166, fraction IV, and 172 of the General Law of Commercial Companies. The representation of the shareholders at meetings will be subject to the provisions of paragraph c) of fraction VI of Article 14 bis 3 of the Securities Market Law.

ARTICLE TWENTY-FIFTH. The Ordinary General Shareholders' Meetings will be held at least once each year within four months following the close of each fiscal period. In addition to the matters specified in the Agenda they must: (1) discuss, approve or modify the report of the Board of Directors referred to in the general part of Article 172 of the General Law of Commercial Companies, taking into account the report of the Statutory Auditors; (2) review the report of the Audit Committee of the Board of Directors, as presented to the Board of Directors; (3) review the report referred to in the general part of Article 172 of the General Law of Commercial Companies for the immediately preceding fiscal period corresponding to those companies of which the Company is the owner of the majority of the shares or participations, provided that the value of the investment in each one of them exceeds twenty percent (20%) of shareholders' equity, in accordance with the statement of financial position of the Company at the end of the corresponding fiscal period; (4) decide regarding the application of results; (5) appoint the members of the Board of Directors in the manner established in Article Twenty Ninth; the members of the Executive Committee in the manner established in Article Thirty Third, and the Statutory Auditors within the terms of Article Thirty Eighth, as well as determine the remuneration of all of them.

The Extraordinary General Meetings will meet whenever they must deal with any of the matters within their competence.

The Special Meetings of any of the Series of shares into which the capital is divided will meet in the cases indicated in these articles and bylaws and in the cases contemplated in Article 195 of the General Law of Commercial Companies.

ARTICLE TWENTY SIXTH (additional paragraph). Notwithstanding the provisions of this Article Twenty Sixth, the adoption of resolutions by the shareholders in ordinary general shareholders' meetings will be subject to the provisions of paragraph (f) of fraction VI of Article 14 Bis 3 of the Securities Market Law.

ARTICLE TWENTY SEVENTH (additional paragraph). Notwithstanding the provisions of this Article Twenty Seventh, the adoption of resolutions by the shareholders in extraordinary general shareholders' meetings will be subject to the provisions of paragraph (f) of fraction VI of Article 14 Bis 3 of the Securities Market Law.

ARTICLE TWENTY-NINTH. Management of the Company is the responsibility of a Board of Directors, comprised of nineteen principal members and up to nineteen alternate members.

The principal and alternate members of the Board of Directors will be appointed by means of separate voting by Series of shares, subject to the provisions contained in paragraph c) of this Article, in accordance with the following rules:

a) The owners of Series "A" shares, voting separately and by majority vote, will appoint ten principal and alternate members of the Board, the latter up to a number equal to the number of principal members they have a right to appoint. The alternate members appointed by the owners of the Series "A" shares may only act in the event of temporary or definitive absence of the principal members of the Board appointed by said owners of Series "A" shares, replacing any of them, unless the owners of Series "A" shares resolve some other form of replacement exclusively with respect to the principal and alternate members they have a right to appoint.

b) For their part, the owners of Series "B" shares, voting separately and by majority vote, will appoint nine principal and alternate members of the Board, the latter up to a number equal to the number of principal members they have a right to appoint. The alternate members appointed by the owners of the Series "B" shares may only act in the event of temporary or definitive absence of the principal members of the Board appointed by said owners of Series "B" shares, replacing any of them, unless the owners of Series "B" shares resolve some other form of replacement exclusively with respect to the principal and alternate members they have a right to appoint.

c) In any event the owners of shares that represent at least ten percent of capital, entirely represented by shares of the same Series of shares of capital with voting rights, will have the right to appoint a principal member and its respective alternate, which may only replace the principal member in question; it being understood that the members of the Board that were appointed by the minorities that represent the indicated share percentage in all cases will decrease the number of principal and alternate members to be appointed by the majorities of shareholders of the same Series by means of voting by Series as indicated in paragraphs a) and b) above, in the following manner: if a minority group representing ten percent of the capital represented by shares of Series "A" appoints a

principal member and, if applicable, its alternate, the principal and alternate members appointed by the minority will be automatically subtracted from the total number of principal and alternate members to be appointed by the majority of the owners of shares of Series "A" voting separately, and so successively if the minorities appoint more than one principal member and respective alternate. In the same manner, if a minority group representing ten percent of capital represented by shares of Series "B" appoints a principal member and, if applicable, its alternate, the principal and alternate members appointed by the minority will be automatically subtracted from the total number of principal and alternate members of the Board to be appointed by the majority of the owners of shares of Series "B" voting separately, and so successively if the minorities appoint more than one principal member and respective alternate. The minorities that have so exercised their right to vote to appoint members of the Board on the terms of this paragraph c) will not have the right to vote their shares again for the appointment of the members that are to be appointed by the majorities voting by Series, as established in paragraphs a) and b) above. For such purposes, prior to appointment of members of the Board by Series on the terms of paragraphs a) and b) above, the one chairing the meeting must require the minorities, if they wish, to exercise the right given to them in this paragraph c) at that time, with the purpose of determining prior to voting by Series the total number of members of the Board that may be appointed by each Series within the terms of Article Twenty Ninth, and also to identify the shares that will not be taken into account in the voting by Series after having been voted in exercise of the minority right established in this paragraph c).

ARTICLE THIRTY SECOND (first paragraph). The Board of Directors will meet at least once every three months, on the dates determined by the Board itself on an annual basis in the first meeting held during each fiscal period, without it being necessary on each occasion to call the members to meetings the holding of which was previously scheduled in accordance with the calendar of meetings the Board had approved.

ARTICLE THIRTY-FOURTH. In accordance with the provisions of the tenth paragraph of Article 143 of the General Law of Commercial Companies, the Board of Directors, the Audit Committee and the Executive Committee may validly adopt resolutions without it being necessary that their members meet personally in a formal session. The resolutions adopted outside a session must be approved, in all cases, by the favorable vote of all of the principal members of the body in question, in accordance with the following provisions:

1. The President, on his own initiative or on the request of the Statutory Auditors or any of the principal members of the Board of Directors, of the Audit Committee or of the Executive Committee, as applicable, must notify all of the principal members of the corporate body in question and the Statutory Auditors, in writing and in the manner he considers appropriate, of the resolutions intended to be adopted outside of a session and the reasons justifying them. The President must provide to all of them, if they request it, all the documentation and clarifications they require for that purpose. The President may be assisted by one or more members of the Board or the Committees and the Secretary and the Assistant Secretary in accomplishing the indicated communications.

2. If all of the principal members of the Board, of the Audit Committee or of the Executive Committee, as applicable, indicate to the President or those who assist him their consent to the resolutions that have been submitted to them for consideration, they must confirm their consent in writing no later than the second working day after they have indicated their consent, in the form established in paragraph 3 below. The written confirmation must be sent to the President and to the Secretary

by telex, telefax, telegram, messenger or any other medium that guarantees that it will be received within the following two working days.

3. The President must send to each one of the members of the management body in question, whether directly or through the persons assisting him, a formal written draft of a document containing the resolutions intended to be adopted outside of a session, so that, once the required modifications, if any, are made, the document in question may be sent back to the President and to the Secretary, duly signed in conformity at the margin by each one of the principal members of the Board, of the Audit Committee or of the Executive Committee, as applicable.

4. Once the written confirmations are received from all of the principal members of the management body in question, the Secretary or, if applicable, the Assistant Secretary will immediately proceed to enter the document in the respective minute book containing all of the resolutions adopted outside of a session, which will be legalized with the signature of the President and of the Secretary or Assistant Secretary. The date of that document will be the date on which all of the written confirmations have been received, which must be placed in a file maintained by the Company for that purpose. Any written comments that the Statutory Auditors may have made must also be placed in that file.

ARTICLE THIRTY SIXTH (item 14). To establish the Special Committees it considers necessary for the development of the operations of the Company, which will not be intermediate management bodies, fixing the powers and obligations of such Committees; it being understood that said Committees will not have powers that in accordance with law or these articles and bylaws belong exclusively to the Shareholders' Meeting, to the Board of Directors, to the Audit Committee or to the Executive Committee.

ARTICLE THIRTY SIXTH (item 15, first paragraph). The following matters must be approved by the Board of Directors of the Company or, if applicable, by the Executive Committee, it being understood that the adoption of any resolution with respect thereto in all cases will require the favorable vote of both the majority of the members of the Board or Committee appointed by the owners of Series "A" shares and the majority of the members of the Board or Committee appointed by owners of Series "B" shares, as applicable, it also being understood that if the matters indicated below are submitted to the consideration of the Ordinary General Shareholders' Meeting, in all cases it will be required that the respective resolutions be approved by the favorable vote of at least seventy percent of all of the shares with full voting rights into which capital is divided, whether the Meeting is on first, second or later call:

ARTICLE THIRTY SIXTH (new item 16). If any of the matters described in paragraphs a) through d) of this item 16 of Article Thirty Sixth also requires the specific vote of the Board of Directors, the Executive Committee or the General Shareholders' Meeting, that matter must be approved by the Board of Directors in accordance with this item 16 and in the required form. Without limiting any approvals that may be required by law or by these articles and bylaws, it will be the exclusive and non-delegable power of the Board of Directors to approve each one of the following matters:

a) Transactions outside the ordinary course of business proposed to be entered into between the company and its shareholders, with persons who are part of the management of the company or with whom those persons have patrimonial links or, if applicable, relationships of consanguinity or affinity up to the second degree, the spouse or concubine;

b) The purchase or sale of ten percent or more of the assets of the company;

c) The grant of guarantees for an amount greater than thirty percent of the assets of the company; and

d) Transactions other than those indicated in paragraphs a) through c) above of this item 16, that represent more than one percent of the assets of the company.

The members of the Board of Directors will be responsible for the resolutions they adopt regarding the non-delegable matters of this item 16, except in the case established by article one hundred fifty-nine of the General Law of Commercial Companies.

5. MARKET FOR SHARES

a) STRUCTURE OF SHARES

The capital of Grupo Modelo, S.A. de C.V. is comprised of three billion two hundred fifty-one million seven hundred fifty-nine thousand six hundred thirty-two shares, without expression of nominal value, distributed in the following series:

Series	Fixed Part	Variable Part	%	% with voting rights
A	1,459,389,728		44.9%	56.1%
B		1,142,017,984	35.1%	43.9%
C		650,351,920	20.0%	
Subtotal	**1,459,389,728**	**1,792,369,904**		
Total		**3,251,759,632**	**100.0%**	**100.0%**

b) BEHAVIOR OF THE GMODELO SERIES "C" SHARE ON THE SECURITIES MARKET

ANNUAL EXCHANGE TRANSACTIONS

Year	Number of Transactions	Volume	Maximum	Minimum	Close
1998	19,876	299,159,500	23.86	14.25	20.66
1999	32,310	263,618,000	27.47	17.61	25.50
2000	29,538	304,003,000	26.73	18.51	25.28
2001	34,670	348,503,400	26.57	18.75	20.51
2002	40,431	452,382,500	26.98	19.75	24.81

QUARTERLY EXCHANGE TRANSACTIONS

Year	Quarter	Number of Transactions	Volume	Maximum	Minimum	Close
2001	I	6888	74,879,000	26.57	22.27	22.28
2001	II	7,695	77,561,000	26.00	21.66	24.47
2001	III	8,479	76,038,000	25.30	18.75	20.76
2001	IV	11,608	120,025,000	24.10	19.97	20.51
2002	I	13,338	159,066,400	23.00	19.75	22.71
2002	II	11,978	137,364,100	26.46	22.56	23.46
2002	III	7,981	87,463,100	25.70	21.57	25.57
2002	IV	7,134	68,488,900	26.98	23.50	24.81

MONTHLY EXCHANGE TRANSACTIONS

Year	Month	Number of Transactions	Volume	Maximum	Minimum	Close
2003	December	1,699	12,518,400	26.98	21.57	24.81
2003	January	3,189	28,645,600	23.40	22.98	22.98
2003	February	2,932	24,989,700	22.80	22.55	22.76
2003	March	3,271	33,544,600	22.00	21.80	21.86
2003	April	4,514	39,913,100	23.20	22.89	22.94
2003	May	4,620	52,982,600	23.53	23.00	23.32

NOTE: All of the prices were adjusted to the payment of cash dividends.

The GMODELO C share is quoted exclusively on the Mexican Stock Exchange and for the last three years has been among the 10 most actively traded companies on the market, being a part of the Index of Prices and Quotations.

By reason of the significant volume of daily transactions in the Mexican securities market, the share is in the HIGH TRADING category, in May, 2003, occupying position 7 with a rating of 9.093 in a range from one to ten.

GROUP A MODELO, S.A. DE C.V.

Mexico D.F., on June 30, 2003.

National Banking and Securities Commission
Office of the Vice President of Exchange Supervision
General Office of Market Supervision
Insurgentes Sur 1971, South Tower, 10th Floor
Col. Guadalupe Inn
01020 México, D.F.

The undersigned state under oath that, within the scope of our respective functions, we prepared the information regarding Grupo Modelo, S.A. de C.V. contained in this Annual Report, which, to our best knowledge and understanding, reasonably reflects its situation. We also state that we do not have knowledge of relevant information that has been omitted or falsified in this Annual Report or that it contains information that could lead investors to error.

Sincerely

--	--	------------------------------
Ing. Carlos Fernández González Managing Director	C.P. Ernesto Alcalde y Rodríguez Financial Manager	Lic. Jorge Siegrist Prado General Legal Manager

PricewaterhouseCoopers [logo]

	PricewaterhouseCoopers, S.C. Mariano Escobedo 573 Col. Rincón del Bosque 11580 México, D.F. Telephone 5 263 6000 Fax 5 263 6010
Mexico, D.F., June 30, 2003	

National Banking and Securities Commission

Office of the Vice President of Exchange Supervision
General Office of Market Supervision
Insurgentes Sur 1971, South Tower, 10th Floor
Col. Guadalupe Inn.
01020 México, *D.F.*

"The undersigned states under oath that the financial statements of Grupo Modelo, S.A. de C.V. at December 31, 2002, contained in this annual report were audited in accordance with the generally accepted auditing rules. He also states that, within the scope of the work undertaken to audit the indicated financial statements, he does not have knowledge of relevant financial information that has been omitted or falsified in this annual report or that it contains information that could lead investors to error."

[Illegible signature]
Rafael Maya Urosa
Public Accountant
PricewaterhouseCoopers, S.C.

7) ANNEXES

AUDITED FINANCIAL STATEMENTS AND REPORT OF STATUTORY AUDITORS

Note.

The numbering of the opinion of the auditor and the statutory auditors, as well as the audited financial statements that are annexed below, is from pages 29 to 47.

OPINION OF THE INDEPENDENT AUDITORS

PricewaterhouseCoopers

PricewaterhouseCoopers, S.C.
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México, D.F.
Telephone 5 263 6000
Fax 5 263 6010

Mexico, D.F., February 17, 2003

To the Honorable Shareholders' Meeting of
Grupo Modelo, S.A. de C.V.:

We have examined the consolidated general balance sheets of Grupo Modelo, S.A. de C.V. and Subsidiaries, at December 31, 2002 and 2001, and the consolidated statements of profit and loss, of variations in shareholders' equity and of changes in the financial situation related thereto, for the years ended on those dates. The consolidated financial statements are the responsibility of Management of the Company. Our responsibility consists of expressing an opinion on them based on our audits.

Our examination was undertaken in accordance with generally accepted auditing rules, which require that the audit be planned and undertaken in such manner that it allows obtaining reasonable assurance that the financial statements do not contain significant errors, and that they are prepared in accordance with generally accepted accounting principles. The audit consists of the examination, based on selective tests, of the evidence supporting the figures and disclosures in the financial statements; it also includes the evaluation of the principles of accounting used, the significant estimates made by Management and the presentation of the financial statements taken as a whole. We believe that our examinations provide a reasonable basis to support our opinion.

In our opinion, the consolidated financial statements indicated above reasonably present, in all significant respects, the consolidated financial situation of Grupo Modelo, S.A. de C.V. and Subsidiaries, at December 31, 2002 and 2001, and the results of its operations, the variations in shareholders' equity and the changes in financial situation, for the years ended on those dates, in accordance with generally accepted accounting principles.

PricewaterhouseCoopers

C. P. Rafael Maya Urosa

CONSOLIDATED GENERAL BALANCE SHEETS

At December 31, 2002 and 2001 (Notes 1, 2 and 13)
(Figures in thousands of constant pesos at December 31, 2002)

	2002	2001
ASSETS		
CURRENT:		
Cash and liquid securities	Ps. 10,221,902	Ps. 8,775,867
Accounts and documents receivable (Note 3)	1,098,013	1,099,054
Inventory (Note 4)	4,871,564	4,764,754
Prepayments and others	2,125,205	2,060,270
Sum of current assets	18,316,684	16,699,945
LONG-TERM ACCOUNTS AND DOCUMENTS RECEIVABLE (Note 3)	138,919	155,653
INVESTMENT IN SHARES OF ASSOCIATES AND UNCONSOLIDATED SUBSIDIARIES (Note 5)	2,415,109	1,867,219
PROPERTY, PLANT AND EQUIPMENT (Note 6)	52,123,316	50,684,422
Accumulated depreciation	(16,443,243)	(15,939,462)
	35,680,073	34,744,960
OTHER ASSETS:		
Amortizable expenses, net	1,092,436	1,057,763
Employment obligations upon retirement (Note 7)	487,091	204,243
	1,579,527	1,262,006
Sum of assets	Ps. 58,130,312	Ps. 54,729,783
LIABILITIES		
SHORT TERM:		
Suppliers	Ps. 950,410	Ps. 851,234
Income tax payable	834,913	540,332
Employee profit sharing	802,550	714,327
Miscellaneous creditors and accumulated liabilities	789,354	640,031
Special tax on production and services payable	732,045	635,371
Sum of short-term liabilities	4,109,272	3,381,295
DEFERRED TAX (Note 10c.)	6,333,351	7,171,195
CONTINGENCIES AND COMMITMENTS (Note 7):		
Employment obligations upon retirement	624,534	572,788
Sum of liabilities	11,067,157	11,125,278
SHAREHOLDERS' EQUITY		
CAPITAL (Note 8)	13,421,848	13,421,848
SHARE SUBSCRIPTION PREMIUM	893,865	893,865
ACCUMULATED PROFITS (Note 10):		
Legal reserve	1,234,596	1,046,890
Reserve for acquisition of own shares	564,596	564,596
To be applied	20,772,655	18,249,244
Of the period, per profit and loss statement	4,225,750	3,829,312
	26,797,597	23,690,042
INITIAL EFFECT OF DEFERRED TAX	(4,485,183)	(4,485,183)
ADJUSTMENT TO CAPITAL FOR EMPLOYMENT OBLIGATIONS UPON RETIREMENT (Note 7)	(504,164)	(545,124)
INSUFFICIENCY IN UPDATING OF CAPITAL	(521,459)	(414,903)
Sum of majority shareholders' equity	35,602,504	32,560,545
PARTICIPATION OF MINORITY SHAREHOLDERS:		
Anheuser-Busch Companies, Inc.	10,794,455	9,533,361
Other investors	666,196	1,510,599
Sum of minority shareholders' equity	11,460,651	11,043,960
Sum of shareholders' equity	47,063,155	43,604,505
Sum of liabilities and shareholders' equity	Ps. 58,130,312	Ps. 54,729,783

The attached notes are a part of these consolidated financial statements.

CONSOLIDATED PROFIT AND LOSS STATEMENTS

For the annual periods ended December 31, 2002 and 2001 (Notes 1, 2 and 13)
(Figures in thousands of constant pesos at December 31, 2002)

	2002	2001
NET SALES OF BEER	Ps. 33,072,780	Ps. 31,158,810
OTHER NORMAL INCOME	3,170,462	2,843,653
	36,243,242	2,843,653
COST OF SALES	15,904,878	15,443,444
Gross profit	20,338,364	18,559,019
OPERATING EXPENSES:		
Sales and distribution	7,930,970	7,456,760
Administration	2,967,908	2,780,448
Amortization of goodwill	14,226	20,546
	10,913,104	10,257,754
Operating profit	9,425,260	8,301,265
OTHER (EXPENSES) AND PRODUCTS, Net	(276,756)	380,019
INTEGRAL RESULT OF FINANCING		
Interest earned and paid, net	623,517	752,600
Profit (loss) from exchange, net	48,562	(25,257)
Loss from monetary position	(556,924)	(326,215)
	115,155	401,128
Profit before provisions	9,263,659	9,090,412
PROVISIONS FOR (Note 10):		
Income tax and assets tax	2,796,437	3,063,702
Employee profit participation	820,234	727,757
	3,616,671	3,791,459
CONSOLIDATED NET PROFIT FOR THE PERIOD	Ps. 5,646,988	Ps. 5,298,953
PROFIT OF THE MAJORITY INTEREST	Ps. 4,225,750	Ps. 3,829,312
PARTICIPATION OF MINORITY SHAREHOLDERS:		
Anheuser-Busch Companies, Inc.	Ps. 1,280,962	Ps. 1,148,342
Other investors	140,276	321,299
PROFIT PER SHARE (figures in pesos attributable to the majority interest)	Ps. 1.2995	Ps. 1.1776

The attached notes are a part of these consolidated statements

CONSOLIDATED STATEMENTS OF VARIATIONS IN SHAREHOLDERS' EQUITY

For the annual periods ended December 31, 2002 and 2001 (Notes 1, 2 and 13)
(Figures in thousands of constant pesos at December 31, 2002, except for dividends per share figures)

			Accumulated profits	
	Capital	Share subscription premium	Legal reserve	Reserve for acquisition of own shares
Balances at January 1, 2001	Ps. 13,421,848	Ps. 893,865	Ps. 869,559	Ps. 564,596
Application of profits for the 2000 period, resolved by the Ordinary General Shareholders' Meeting held on April 23, 2001, as follows:				
To profits to be applied				
To legal reserve			177,331	
Payment of dividends at twelve centavos per outstanding share				
Net movement in restructuring minority interest				
Integral profit (Note 9)				
Balances at December 31, 2001	13,421,848	893,865	1,046,890	564,596
Application of profits for the 2001 period, resolved in the Ordinary General Shareholders' Meeting held on April 22, 2002, as follows:				
To profits to be applied				
To the legal reserve			187,706	
Payment of dividends at thirty-three centavos per outstanding share				
Net movement in restructuring of minority interest				
Integral profit (Note 9)				
Balances at December 31, 2002	Ps. 13,421,848	Ps. 893,865	Ps. 1,234,596	Ps. 564,596

The attached notes are a part of these consolidated statements.

Accumulated profits						
To apply	Of the period	Initial effect of deferred tax	Adjustment to capital for employment obligations upon retirement	Insufficiency in updating of capital	Participation of minority shareholders	Total
Ps.15,251,859	Ps.3,599,064	(Ps.4,485,183)	(Ps.582,934)	(Ps.326,931)	Ps.9,800,236	Ps.39,005,979
3,421,733	(3,421,733)					
	(177,331)					
(424,348)						(424,348)
					(218,658)	(218,658)
	3,829,312		37,810	(87,972)	1.462,382	5,241,532
18,249,244	3,829,312	(4,485,183)	(545,124)	(414,903)	11,043,960	43,604,505
3,641,606	(3,641,606)					
	(187,706)					
(1,118,195)						(1,118,195)
					(966,437)	(966,437)
	4,225,750		40,960	(106,556)	1,383,128	5,543,282
Ps.20,772,655	Ps.4,255,750	(Ps.4,485,183)	(Ps.504,164)	(Ps.521,459)	Ps.11,460,651	Ps.47,063,155

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL SITUATION

For the annual periods ended December 31, 2002 and 2001 (Notes 1, 2 and 13)
(Figures in thousands of constant pesos at December 31, 2002)

	2002	2001
OPERATIONS:		
Consolidated net profit for the period	Ps. 5,646,988	Ps. 5,298,953
ENTRIES SUPPLIED THE RESULTS THAT DID NOT REQUIRE THE USE OF RESOURCES:		
Depreciation and amortization for the period	1,805,619	1,735,437
Reserve for decrease in value of fixed assets	204,398	
(Decrease) increase in deferred taxes	(683,521)	8004
Participation in results of associates and unconsolidated subsidiaries, net of dividends received and reserve for decrease in value of shares	(369,361)	(99,380)
	6,604,123	6,943,014
SOURCES (USES) OF FUNDS:		
Increase in income tax payable	294,581	88,389
Increase (decrease) in suppliers, miscellaneous creditors and accumulated liabilities	248,499	(255,224)
Increase in special tax on production and services payable	96,674	26,128
Increase in employee profit sharing	80,223	12,467
Decrease in accounts and documents receivable	1041	295,032
(Increase) decrease in inventory	(488,572)	20,894
Increase in prepayments and others	(64,935)	(409,379)
Sources from operations	6,779,634	6,721,321
FINANCING:		
Payment of dividends (includes Ps. 39,912 in effects of updating; Ps. 34,137 in 2001)	(1,118,195)	(424,348)
Movement from restructuring of minority interest	(966,438)	(81,424)
Employment obligations upon retirement, net	(168,896)	(183,571)
Payment of dividends to minority shareholders		(137,232)
Decrease in real terms of documents payable		(38,613)
	(2,253,529)	(865,188)
INVESTMENT:		
Acquisition of property, plant and equipment, net	(2,879,017)	(3,276,964)
Increase in other assets	(108,490)	(80,313)
Acquisition of shares of subsidiaries (included in the consolidation in 2001)	(84,774)	(718,210)
(Increase) decrease in amortizable expenses	(7789)	25,511
	(3,080,070)	(4,049,976)
Increase in cash and liquid securities	1,446,035	1,806,157
Balance at beginning of period	8,775,867	6,759,009
Cash and liquid securities of subsidiaries included in consolidation		210,701
Balance at end of period	Ps. 10,221,902	Ps. 8,775,867

The attached notes are part of these consolidated statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2002 and 2001
(Figures in thousands of constant pesos at December 31, 2002)

1. FORMATION AND PURPOSE:

a) The principal activity of Grupo Modelo, S.A. de C.V. is investment in shares representing 76.75% of the capital of Diblo, S. A. de C. V.; the purpose of the latter is the holding of real estate and investment in shares of subsidiaries; these are mostly dedicated to the production, distribution and sale of beer in Mexico and abroad. The most important in accordance with their activity and shareholders' equity are:

	Percentage of shares representing capital
Manufacturers of beer:	
Cervecería Modelo, S.A. de C.V.	100
Compañía Cervecera de Zacatecas, S.A. de C.V.	100
Compañía Cervecera del Trópico, S.A. de C.V.	100
Cervecería Modelo de Guadalajara, S.A. de C.V.	100
Cervecería Modelo del Noroeste, S.A. de C.V.	100
Cervecería Modelo de Torreón, S.A. de C.V.	100
Cervecería del Pacifico, S.A. de C.V.	100
Transformer of barley to malt:	
Cebadas y Maltas, S.A. de C.V.	100
Manufacturer of machinery	
Inamex de Cerveza y Malta, S.A. de C.V.	100
Manufacturer of plastic lids and disposable containers:	
Envases y Tapas Modelo, S.A. de C.V. (1)	100
Agencies distributing beer and other products:	
Cerveza Corona en Guadalajara, S.A. de C.V.	100
La Modelo en Monterrey, S.A. de C.V.	100
Distribuidora Pacifico y Modelo de la Paz, S.A. de C.V.	100
Cerveza Corona en Colima, S.A. de C.V.	100
Impulsora Mercantil de Saltillo, S.A. de C.V.	100
Sociedad Mercantil de Morelos, S.A. de C.V.	100
Expansión Mercantil Hidalguense, S.A. de C.V.	100
La Cerveza Corona del Centro, S.A. de C.V.	100
Cervezas Modelo en Vallarta, S.A. de C.V.	100
Promotora Comercial del Bajío, S.A. de C.V.	100
Comercial Nueva Laguna, S.A. de C.V.	100
Impulsora Mercantil San Pablo, S.A. de C.V.	100
Expansión Comercial de Zumpango, S.A. de C.V.	100
Las Cervezas de México en Puebla, S.A. de C.V.	100
Distribuidora Pacifico y Modelo de Mazatlán, S.A. de C.V.	100
La Corona de los Reyes, S.A. de C.V.	100
Cerveza Corona de Zacatecas, S.A. de C.V.	100
Impulsora Mercantil de la Costa, S.A. de C.V.	77
Promotora Oaxaqueña, S.A. de C.V.	61
Distribuidor Modelo de Toluca, S.A. de C.V.	60
Controller of companies distributing beer and other products abroad:	
Procermex, Inc.	100
Real estate companies where beer and other products are distributed:	
Inmobiliaria de Tampico, S.A. de C.V.	100
Promotora del Sureste, S.A. de C.V.	100
Inmobiliaria Bajacal, S.A. de C.V.	100
Impulsora del Nazas, S.A. de C.V.	100
Impulsora Tapatía, S.A. de C.V.	100
Impulsora de la Periferia, S.A. de C.V.	100
Administración y Promoción de Inmuebles, S.A. de C.V.	100
Metropolitana de Bienes Raíces, S.A. de C.V.	100
Impulsora Potosina, S.A. de C.V.	100
Promotora e Impulsora Acapulqueña, S.A. de C.V.	80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2002 and 2001
(Figures in thousands of constant pesos at December 31, 2002)

In November of 2002 Management of the Group decided to merge Cervecería Yucateca, S.A. de C.V. with Compañía Cervecera del Trópico, S.A. de C.V., with the latter surviving.

(1) In April of 2001 the Group acquired the remaining 50% of the shares of Tapas y Tapones de Zacatecas, S.A. de C.V., Envases de Zacatecas, S.A. de C.V., Envases y Tapas Modelo S.A. de C.V. (formerly Promotora de Servicios de Zacatecas, S.A. de C.V.), Tapas Metálicas, S.A. de C.V., and Envatap, S.A. de C.V., giving rise to goodwill of Ps. 336,000, which will be amortized over 15 years.

2. ACCOUNTING POLICIES:

The accounting policies of the Group used in the preparation of these consolidated financial statements are in accordance with generally accepted accounting principles. Those principles require the Management of the Group to make estimates based on circumstances and to use certain assumptions in order to determine the value of some entries included in the consolidated financial statements.

Management of the Group believes that the estimates and assumptions used at the date of issuance of the consolidated financial statements are reasonable, even though they may vary from their final effect. The principal accounting policies are summarized below:

a) Consolidation - There is an established practice of presenting consolidated financial statements that include the financial situation and results of the companies in which Diblo, S. A. de C. V. has control and direct or indirect participation in more than 50% of the capital; significant intercompany transactions have been eliminated in consolidation.

b) Bases of preparation - The Group has the practice of incorporating the effects of inflation on financial information in the consolidated financial statements, in accordance with integrated Bulletin B-10, issued by the Instituto Mexicano de Contadores Públicos, A. C. (IMCP).

c) Comparability - The figures in the consolidated financial statements and the notes thereto are uniformly expressed in pesos having acquisitive power on December 31, 2002, by means of the application of factors derived from the National Consumer Price Index (INPC).

d) Conversion of financial information of foreign subsidiaries - The conversion to Mexican pesos of the financial information of foreign subsidiaries, basic to consolidation, was made in accordance with the guidelines of Bulletin B-15 "Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations", issued by the IMCP, following the method of integrated foreign operation; for the conversion of monetary entries, the free buying exchange rate of Ps. 10.25 (Ps. 9.11 in 2001) per United States dollar was used; non-monetary entries and the profit and loss statement were converted to Mexican currency in accordance with the exchange rate in effect on the date on which the transactions giving rise to them were effectuated. The results of this conversion are presented within the integral result of financing.

e) Cash-equivalent securities - Investments in securities correspond to financial instruments with business purposes and financial instruments available for sale and are valued at their reasonable value, which is similar to market value. The reasonable value is the amount for which a financial asset can be exchanged or a financial liability paid, between interested and willing parties, in a transaction in free competition.

f) Inventory - it is valued in accordance with the last-in first-out method and updated by the replacement or manufacturing cost method. The updating does not exceed market value.

g) Cost of sales - it was updated based on the updated value of inventory.

h) Investment in shares of associates and unconsolidated subsidiaries - Permanent investments in shares are recorded at acquisition cost and are valued by applying the participation method. The participation in profits of associated companies that manufacture inputs necessary for the production of beer are presented by decreasing the cost of sales.

i) Property, plant and equipment - They are recorded at acquisition cost and updated by means of application of inflation factors from the INPC to the net replacement value determined by independent experts up to December 31, 1996; and in accordance with the date of acquisition, in the case of purchases after that date.

j) Work in progress and advances to suppliers - They are recorded at the value at which expenditures are made and are updated by means of application of inflation factors from the INPC, in accordance with the age of the expenditure.

k) Depreciation - It was calculated on the updated value of property, plant and equipment, on the basis of the probable useful life determined by independent experts; starting with acquisitions in 1997, the useful lives are determined by the technical department of the Group.

l) Amortizable expenses - They are recorded at the cost of acquisition and are updated by means of application of inflation factors from the INPC, in accordance with the age of the expenditure. Licenses and permits are recorded at their acquisition value, which at the date of the consolidated financial statements is similar to their market value. Good will is the result of comparison of the purchase value of permanent investments in shares and the accounting value thereof.

m) Amortization - The original amount and the updating of startup and organization expenses are amortized by the straight-line method on the balance at the end of each period. The rate used for accounting purposes is 10%; good will is amortized in the period in which the Group believes the investment will be recovered.

(Figures in thousands of constant pesos at December 31, 2002)

n) Foreign currency - Assets and liabilities that represent rights and obligations to be collected or paid in foreign currency are converted to Mexican currency at the rate of exchange in effect on the date they are established (See Note 12). Balances at the end of the period are valued at the rate of exchange in effect at the close of the period and the resulting differences are directly recorded in the results thereof, being a part of the integral financing result.

ñ) Employee retirement obligations - Employment obligations for projected benefits, as well as entries pending amortization and the net cost of the period related to seniority payments and pension plans of personnel are determined under the unitary cost method, by independent actuaries, and are recorded in accordance with the guidelines established by Bulletin D-3 "Labor Obligations" issued by the IMCP. Contributions to trusts that manage the assets of the plan are determined on the same bases as in prior periods and correspond to pension plans approved by the Treasury Authorities.

o) Payments of indemnification for dismissals - The practice of charging them to the results of the period when made is followed.

p) Deferred income tax and participation of workers in profits - To recognize deferred income tax, the Group uses the method of integral assets and liabilities, which consists of determining said tax by applying the corresponding income tax rate to the temporary differences between the accounting and tax values of the assets and liabilities at the date of the consolidated financial statements. As for the participation of the workers in deferred profits (PTU) there are no temporary differences between the accounting result and the applicable tax basis for participation of workers in profits that could give rise to a significant deferred asset or liability.

q) Updating of shareholders' equity - It is updated by means of application of inflation factors from the INPC, in accordance with the age or date of contribution. The effects of the updating are presented in the consolidated financial statements in each of the accounts giving rise to them.

r) Insufficiency in updating of capital - The balance of this account is represented by the algebraic sum of the items "Result from holding of nonmonetary assets", and "Accumulated patrimonial monetary result", which are described below:

Result from holding of nonmonetary assets - It represents the change in the value of nonmonetary assets for reasons other than inflation. It is determined only when the specific cost method is used, since these are compared against the updates determined by means of the INPC. If the specific costs are greater than the indices there is a gain from holding, otherwise there is a loss. The result from holding of nonmonetary assets generated until 1996, by the updating of fixed assets, is updated like the other accounts of shareholders' equity.

Accumulated patrimonial monetary result - It is the result that arose from the initial update of the figures in the financial statements.

s) Result from monetary position - It represents the effect produced by inflation on monetary assets and liabilities, even when they continue to hold their same nominal value. When monetary assets are greater than monetary liabilities, a loss in monetary position arises, since when they are used an amount equal to the nominal value is available, but with a lesser acquisitive power. When liabilities are greater, there is a gain, since they are paid with money having lesser acquisitive power. These effects are charged or credited to results, being a part of the integral financing result.

t) Integral profit - Bulletin B-4 "Integral Profit" requires that the various items that comprise capital gained during the period be shown in the statement of variations in shareholders' equity, under the integral profit item.

u) Earnings per share - The earnings per share attributable to the majority interest were calculated based on the average of ordinary shares outstanding.

3. ACCOUNTS AND DOCUMENTS RECEIVABLE

The balance of this line item is comprised of the following:

Item	2002	2001
Customers	Ps. 1,130,108	Ps. 1,102,666
Miscellaneous debtors	92,980	71,482
Sellers	51,800	45,815
	1,274,888	1,219,963
Less - Estimate for accounts of doubtful collection	(271,146)	(180,912)
	1,003,742	1,039,051
Unconsolidated related companies (see Note 11)	188,912	175,134
Officers and employees	18,057	16,365
Value added tax to be credited	26,221	24,157
	1,236,932	1,254,707
Less - short-term accounts and documents receivable	(1,098,013)	(1,099,054)
Long-term accounts and documents receivable	Ps. 138,919	Ps. 155,653

(Figures in thousands of constant pesos at December 31, 2002)

4. INVENTORY

The balance of this entry is comprised of the following:

Item	2002	2001
Containers and packaging	Ps. 1,860,963	Ps. 1,828,692
Finished product and work in progress	1,081,120	1,094,817
Raw materials	958,098	983,917
Parts and replacement parts	525,007	560,033
Merchandise in transit and advances to suppliers	410,046	75,377
Advertising items	114,837	260,393
	Ps. 4,950,071	Ps. 4,803,229
Less - estimate for slow-moving inventory	(78,507)	(38,475)
	Ps. 4,871,564	Ps. 4,764,754

5. INVESTMENT IN SHARES OF ASSOCIATES AND UNCONSOLIDATED SUBSIDIARIES:

a) The balance of this line item is comprised of the following:

Companies	Percentage of shares comprising capital	2002	2001
Dirección de Fabricas, S.A. de C.V. (holding company for companies manufacturing glass containers)	41	Ps. 2,058,343	Ps. 1,781,920
Gondi, S.A. de C.V.	7	190,238	217
Extractos y Maltas, S.A. de C.V.	26	101,937	101,723
Foreign investments (1)	40-81	100,342	10,031
		2,450,860	1,893,891
Other		27,220	33,367
		2,470,080	1,927,258
Less - estimate for decrease in book value		(62,971)	(60,039)
		Ps. 2,415,109	Ps. 1,867,219

(1) The figures in the consolidated financial statements do not include the financial situation of Seeger Industrial, S.A., a foreign investment, since the accounting policies followed by that subsidiary differ from those of the other companies that form the Group. Investment in the subsidiary represents less than 0.04% (0.01$ IN 2001) of consolidated assets. It is expected that in future periods changes to the accounting policies and the corresponding adjustments will be made.

b) The amount of the investment in shares of associates and unconsolidated subsidiaries includes participation in the profits of those entities in the amount of Ps. 381,344 (Ps. 235,326 in 2001).

(Figures in thousands of constant pesos at December 31, 2002)

6. NET PROPERTY, PLANT AND EQUIPMENT:

a) The balance of this line item is comprised of the following:

Item	2002 Net historic cost	2002 Net update	2002 Total net value	2001 Total net value
Land	Ps. 1,083,022	Ps. 2,699,656	Ps. 3,782,678	Ps. 3,585,016
Machinery and equipment	7,640,449	6,670,296	14,310,745	13,861,805
Buildings and construction	3,886,936	5,554,278	9,441,214	8,711,321
Transport equipment	1,725,209	739,034	2,464,243	2,492,903
Computer equipment	218,625	23,319	241,944	225,251
Furniture and other equipment	226,313	141,895	368,208	210,959
Environmental equipment	453,797	224,506	678,330	617,585
Work in progress and advances to suppliers	4,084,605	308,133	4,392,738	5,040,120
	Ps. 19,318,956	Ps. 16,361,117	Ps. 35,680,073	Ps. 34,744,960

Depreciation for the period amounted to Ps. 1,736,614 (Ps. 1,677,868 in 2001).

b) Management of the Group believes that conclusion of work in progress and advances to suppliers will require additional investment of approximately Ps. 3,712,205 (Ps. 5,280,051 in 2001), for the construction of warehouses, offices and acquisition and installation of new production lines and expansion of production capacity in the factories and will be concluded between 2004 and 2005.

7. CONTINGENCIES AND COMMITMENTS:

a) The Group has a pension and seniority payment plan to cover the obligations established by its employment contracts and the *Federal Labor Law. These payments are only required after having worked for a certain number of years.*

- At the date of the consolidated financial statements, the amount of the accumulated liability for labor obligations upon retirement of personnel breaks down as follows:

Description	2002	2001
Obligations for current benefits	Ps. 3,626,195	Ps. 2,894,815
Additional amount for anticipated benefits	345,916	294,790
Obligations for anticipated benefits	Ps. 3,972,111	Ps. 3,189,605
Plan assets (funds in trust)	(2,863,086)	(2,338,168)
	Ps. 1,109,025	Ps. 851,437
Amounts to be amortized over a period of 18 to 24 years:		
For adjustments to variations	(1,626,866)	(1,198,675)
For past services	(34,178)	(36,198)
Projected net assets	(552,019)	(383,436)
Integrated additional liabilities for:		
Intangible assets	487,091	204,243
Adjustment of majority capital	504,164	545,124
Adjustment of minority capital	185,298	206,857
Accumulated liabilities	Ps. 624,534	Ps. 572,788

(Figures in thousands of constant pesos at December 31, 2002)

- Intangible assets and the adjustment of capital are created by those subsidiaries with respect to which the funds in trust and the current net liabilities are less than the obligations for current benefits.

- The contributions to trusts that manage the assets of the plan during the period amounted to Ps. 429,210 (Ps. 373,111 in 2001). During the period the trusts made payments of Ps. 112,736 (Ps. 107,836 in 2001) to beneficiaries.

- The net cost for the period amounted to Ps. 260,314 (Ps. 190,548 in 2001), and like the obligations for projected benefits, was determined based on an estimated real rate of return of 5% and average salary increases of 1.5% in both periods.

- The tax provisions regarding pension and retirement plan funds provide that the investments made in securities issued by the company itself or by companies that are considered to be related parties may not exceed 10% of the total amount of the reserve for these funds, provided that they are securities approved by the National Banking and Securities Commission. If this percentage is exceeded, there is a term of up to December 31, 2006, for the amount of these investments not to exceed 10% of the indicated reserve.

b) There is an unquantified liability for indemnifications required to be paid to personnel, in the cases contemplated by the Federal Labor Law and the collective labor contract. During the period indemnifications were paid in the amount of Ps. 118,475 (Ps. 52,789 in 2001).

c) *There are various claims before competent authorities for various reasons. In the opinion of the officers and attorneys of the Group,* these matters will be resolved in a favorable manner; if not, the result of the lawsuits will not significantly affect the financial situation or the results of its operations.

d) At the close of the period there are commitments to purchase inventory, machinery and equipment for approximately one hundred fourteen million one hundred sixty-eight thousand United States dollars (one hundred forty-seven million six hundred ninety thousand United States dollars in 2001).

e) In the 2000 and 2001 periods true lease agreements were entered into for air transport equipment, establishing obligatory terms of 10 years and 7 years and monthly rentals of one hundred seventy thousand and twenty-four thousand United States dollars, respectively.

8. CAPITAL:

Capital at December 31, 2002 and 2001, is comprised 3,251,759,632 shares, without expression of nominal value, which are divided as follows:

Description	Amount
Fixed capital:	
Series A Class I shares - Without right of retirement, represented by 1,459,389,728 common shares, fully subscribed and paid, with voting rights, they must always represent 56.10% of the total voting shares representing capital and only may be acquired directly or indirectly by physical or legal persons of Mexican nationality (historic value)	Ps. 785,996
Variable capital:	
Series B Class II shares - Represented by 1,142,017,984 common shares, fully subscribed and paid, with voting rights, at no time may they represent more than 43.90% of the total voting shares representing capital and they are of free subscription (historic value)	1,085,855
Series C Class II shares - Represented by 650,351,920 common shares, fully subscribed and paid, without voting rights and at no time will they represent more than 20% of capital (historic value)	967,801
	2,839,652
Effect of updating	10,582,196
	Ps. 13,421,848

(Figures in thousands of constant pesos at December 31, 2002)

9. INTEGRAL PROFIT:

The integral profit of the Group for the period is as follows:

Description	2002	2001
Net profit	Ps. 5,646,988	Ps. 5,298,953
Adjustment to capital for employment obligations upon retirement	63,054	59,989
Result from holding nonmonetary assets	(166,760)	(117,410)
Integral profit	Ps. 5,543,282	Ps. 5,241,532

10. INCOME TAX (ISR), ASSETS TAX (IA), PARTICIPATION OF WORKERS IN PROFITS (PTU) AND RESTRICTIONS ON PROFITS:

a) The provision for ISR and IA at December 31 is set forth below:

Item	2002	2001
ISR incurred	Ps. 3,450,234	Ps. 3,012,034
IA	19,969	43,664
ISR deferred	(673,766)	8004
	Ps. 2,796,437	Ps. 3,063,702

b) As a result of the modifications of the ISR approved on January 1, 2002, the rate of the ISR (35%) will be reduced annually starting in 2003 until the nominal rate is 32% in 2005. As a consequence, the effect of this gradual decrease in the rate of the ISR was that over the course of the period shareholders' equity was increased and the liability for deferred ISR was decreased by approximately Ps. 590,000.

c) Deferred tax - The principal temporary entries that gave rise to liabilities for deferred taxes at the date of the consolidated financial statements are set forth below:

Item	2002	2001
Fixed assets and other assets	Ps. 5,284,343	Ps. 5,973,039
Inventory	1,279,839	1,466,985
Employment obligations upon retirement	166,632	134,203
Customers	(134,175)	(64,005)
Provisions for liabilities	(40,150)	(33,852)
Subtotal	6,556,489	7,476,370
Tax credits corresponding to:		
Tax losses	(126,881)	(208,165)
Assets tax to be recovered	(96,257)	(97,010)
Total liability for deferred tax	Ps. 6,333,351	Ps. 7,171,195

d) At the date of the balance sheet there were tax losses that will affect the consolidated tax result by Ps. 76,993 (Ps. 39,302 in 2001), which may be amortized against the tax profits of future periods, after updating. During the period Ps. 28,935 (Ps. 25,189 in 2001) of the losses of prior periods have been amortized at historic values.

e) The ISR incurred is determined by applying the rate of 35% to the consolidated tax result, and individually to each one of the controlled companies as established in the current ISR law.

f) The IA is incurred at the rate of 1.8% on the net amount of certain assets and liabilities, only when this exceeds the applicable ISR.

(Figures in thousands of constant pesos at December 31, 2002)

g) The PTU is calculated by applying the rate of 10% to the base determined in accordance with the special rules set forth in the ISR law.

h) At the date of the consolidated financial statements there are Ps. 157,390 (Ps. 97,819 in 2001) of IA, for which reason a refund can be requested during the ten following periods after updating, provided that the ISR is greater than the IA in any of those periods.

- There are companies that did not incur ISR, for which reason the IA for the period was considered to be an account receivable in those companies with respect to which there is assurance that said amount will be creditable against ISR in future periods, and is recorded in the general balance sheet, together with the deferred tax, in accordance with the provisions of revised Bulletin D-4. The accumulated effect at the date of the consolidated financial statements is Ps. 96,257 (Ps. 97,010 in 2001).

- The IA incurred by those controlled companies with respect to which it is uncertain that said tax will be recoverable and is greater than the ISR was charged directly to the results of the period in the amount of Ps. 19,969 (Ps. 43,664 in 2001).

i) Grupo Modelo, S.A. de C.V. has authorization to determine the ISR using the tax consolidation régime, together with its direct and indirect subsidiaries, in accordance with an authorization from the Ministry of the Treasury and Public Credit. The principal points regarding the tax consolidation are the following:

- The percentage of participation of the subsidiaries to be consolidated is taken to be the result of multiplying the real participation of the controlling company in the controlled companies by a factor of 0.60. Those controlled companies that have tax losses to be amortized from prior periods that have been included in the determination of the consolidated tax result and that are amortized against tax profits generated in the period are taken into account at the share participation percentage (direct or indirect)

- The tax profits of the controlling company must be included in the determination of the consolidated tax result, multiplied by the factor of 0.60.

- Those companies in which the direct participation or indirect participation through other controlled companies is not greater than 50% must not be included in the tax consolidation process.

- The tax losses of the controlling company or the controlled companies, generated as separate entities, which cannot be amortized under the current tax provisions, must be added to the profit or subtracted from the consolidated tax loss for the period in which the right is lost.

j) In the case of distribution (in cash or in kind) of accumulated profits, they are subject to payment of the ISR, which is the responsibility of the Company and is considered to be definitive payment, in accordance with the following:

- Declared dividends that come from the Net Tax Profits Account (CUFIN) are not subject to the payment of ISR. During 2003 the excess is subject to 34% tax, applied to the result of multiplying the dividend paid by the factor of 1.5152. The tax may be credited against the ISR incurred by the company in the period in which the tax is paid or in the two following periods. Dividends paid are not subject to any withholding.

- When dividends come from the Reinvested Net Tax Profit Account (CUFINRE), the rate will be 5%; for those dividends that come from the reinvested net tax profit generated in 1999, the rate will be 3%.

- In 1999 the rate of the ISR was modified, establishing the general rate at 35% and implementing a scheme of deferral for reinvestment of profits, applying the rate of 30% to reinvested tax profits, and in the period in which these are declared as dividends the remaining 5% of the tax will be paid. The applicable rate for reinvested profits in 1999 was 32%; therefore, dividends declared from the CUFINRE created in 1999 incur the 3%; the procedure described above was in effect until 2001 and the deferral of taxes corresponding to the balance of the CUFINRE will be paid as dividends are paid in future periods.

- During the period dividends were declared of Ps. 1,078,283 (Ps. 390,211 in 2001), at historic values coming from the CUFINRE, which incurred ISR on distribution of reinvested profits in the amount of Ps. 73,695 (Ps. 18,002 in 2001), an amount for which provision was made in prior periods.

- At the date of the consolidated financial statements the balances of the tax profit accounts were:

Item	2002	2001
CUFIN	Ps. 11,110,419	Ps. 8,119,832
CUFINRE	Ps. 4,030,464	Ps. 4,717,035

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2002 and 2001
(Figures in thousands of constant pesos at December 31, 2002)

k) In the case of reduction of capital, any excess of shareholders' equity over the balances of the contributed capital accounts is treated as a distribution of profits as provided in the current tax provisions.

l) The profit for the period is subject to the resolutions adopted by the General Shareholders' Meeting and the provisions of the General Law of Commercial Companies.

11. TRANSACTIONS WITH UNCONSOLIDATED RELATED COMPANIES

The principal transactions entered into with unconsolidated related companies are broken down below:

Description	2002	2001
Purchases of:		
Containers and packaging	Ps. 3,741,544	Ps. 3,775,568
Raw materials	355,812	317,849
Machinery	95,227	73,767
	Ps. 4,192,583	Ps. 4,167,184
Sales of:		
Recyclable materials	Ps. 159,945	Ps. 97,154
Machinery and maintenance services	53,307	17,778
Freight fees collected	4,475	2,829
Services fees collected	1,880	2,814
	Ps. 219,607	Ps. 120,575

12. POSITION AND TRANSACTIONS IN FOREIGN CURRENCY

a) *At the date of the consolidated balance sheet, the Group has the following position in thousands of United States dollars:*

Description	2002	2001
Assets	68,421	56,734
Liabilities	23,889	36,538

b) The dollar is valued at the following exchange rates:

	Assets	Liabilities
At the exchange rate of Ps. 10.25 for assets and Ps. 10.45 for liabilities, per United States dollar	Ps. 701,881	Ps. 249,768

c) At the close of the period there were fifty million ninety-eight thousand United States dollars in inventory (fifty-six million five hundred eighty-six thousand United States dollars in 2001), the majority of which can only be acquired abroad.

(Figures in thousands of constant pesos at December 31, 2002)

d) During the period the following transactions were undertaken in United States dollars:

Description	2002	2001
Exports of finished products	899,986	781,016
Collection of royalties	120,474	107,786
Exports of packaging and others	15,329	12,821
	1,035,789	901,633
Purchase of inventory	154,085	108,345
Freight, advertising, taxes and fees and others	129,805	139,343
Purchase of machinery and payment for other services	77,797	99,615
Purchase of replacement parts	13,699	14,753
	375,386	362,056
Net	660,403	539,577

e) The free rate of exchange of the dollar with respect to the Mexican peso in effect on the date of issuance of the financial statements is Ps. 10.7630.

13. INFORMATION BY SEGMENTS:

The information by segments is broken down below:

Description	Receipts	2002 Consolidated net profit	Identifiable assets
Domestic	Ps. 27,234,671	Ps. 4,692,647	Ps. 57,499,303
Export	9,008,571	954,341	631,009
	Ps. 36,243,242	Ps. 5,646,988	Ps. 58,130,312
		2001	
Domestic	Ps. 26,064,893	Ps. 4,604,790	Ps. 54,252,927
Export	7,937,570	694,163	476,856
	Ps. 34,002,463	Ps. 5,298,953	Ps. 54,729,783

14. FINANCIAL INSTRUMENTS:

The financial instruments that potentially are subject to a concentration of risk consist principally of accounts receivable and temporary investments. The Group places its excess cash with prestigious credit institutions. The concentration of credit risk with regard to accounts receivable is limited, principally due to the large number of customers and their geographic dispersion. The Group believes that the estimate for uncollectable accounts adequately covers those that may represent a risk of recovery and continuously monitors their behavior. If necessary it adjusts the estimate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2002 and 2001
(Figures in thousands of constant pesos at December 31, 2002)

15. OTHER EVENTS:

a) As a result of the restructuring of the operations of the Group in the southeast of Mexico, the operations of Cervecería Yucateca, S. A. de C. V. were suspended. During the 2002 fiscal year, results were decreased by the estimated decrease in the value of the fixed assets, net of ISR of this subsidiary, for an amount of Ps. 159,000. The fixed asset of this company represented 0.39% of total assets of the Group.

In the labor area, the amount of indemnifications paid to personnel was Ps. 23,000, net of ISR and PTU.

In this manner the profit for the period was decreased by Ps. 182,000, which represents 3% of Consolidated Net Profit.

It is worth mentioning that the Group has implemented the actions necessary to guarantee the supply of the brands produced by this subsidiary.

b) In the 2002 period the Group, in furtherance of the policy of assuring the supply and quality of raw materials, began investment in the United States of America in the industry of transformation of barley to malts and extraction of hops.

c) During the 2002 period, Ps. 1,152,273 were expended in the restructuring of the minority interest in the area of distribution and sales in Mexico.

16. NEW ACCOUNTING PRONOUNCEMENTS:

During 2002 the IMCP issued the following pronouncements:

a) In January of 2002 new Bulletin C-8 "Intangible assets" was issued, replacing the current Bulletin C-8, in effect since 1976. The provisions of this new bulletin are obligatory for periods beginning on and after January 1, 2003; nevertheless, it is recommended that it be applied in advance.

The most relevant aspects of this bulletin are: i) specific guidelines and criteria for the accounting treatment of costs of research and development; ii) recognition of preoperating costs clearly identified as being for research and development as expenses of the period; iii) preoperating costs clearly identified as being for development (or in the development phase of a project) that can be recognized as an intangible asset must meet certain criteria in order to be capitalized; and iv) valuation rules based on a logical sequence of the lifecycle of an asset, covering the initial recognition and measurement of the intangible asset, the recognition of an expense, subsequent expenditures and valuation after the initial recognition.

b) In January of 2002 new Bulletin C-9 "Liabilities, provisions, contingent assets and liabilities and commitments" was issued, replacing original Bulletins C-9 and C-12, both in effect since 1974, and abrogating Circulars 46, 47 and 48. The provisions of this new bulletin are obligatory for periods beginning on and after January 1, 2003; nevertheless, it is recommended that it be applied in advance.

The most relevant items established by this bulletin are: i) greater precision in the concepts related to provisions, accumulated obligations, contingent assets and liabilities; ii) it incorporates in detail the topic of provisions regarding their recognition, the use of present value, the consideration of future events in their estimation, the accounting treatment of possible reimbursements and changes in the estimate of the value of the provisions, their application and disclosure; iii) accounting treatment for the redemption of obligations when the redemption is accelerated or when an obligation is replaced by new issue; and iv) the recognition of provisions to repair ecological damage caused to the environment.

Management of the Company believes that the adoption of these bulletins will not have a significant effect on the accounting of the enterprise.

Miguel Ortiz Aguilar
Public Accountant

REPORT OF THE STATUTORY AUDITOR

Mexico, D.F., March 31, 2003

To the General Shareholders' Meeting of
Grupo Modelo, S.A. de C.V.

In my capacity as statutory auditor and in compliance with the provisions of Article 166 of the General Law of Commercial Companies and of the articles and bylaws of Grupo Modelo, S.A. de C.V., I provide you with my report regarding the truth, sufficiency and reasonableness of the consolidated financial statements at December 31, 2002, of the Company presented to you by the Honorable Board of Directors.

Among other audit procedures applied, I attended the Shareholders' Meetings and the Meetings of the Board of Directors to which I was called. Likewise I reviewed, to the extent I consider necessary under the circumstances, the opinion issued by the external auditors, with respect to the examination they conducted in accordance with generally accepted auditing rules of the consolidated financial statements of the company at December 31, 2002.

In my opinion, based on the review I made and the work conducted by the external auditors of the company, the accounting and financial information criteria and policies followed by the company and considered by the managers to prepare the consolidated financial statements that are presented to this Honorable Meeting are appropriate and sufficient and were applied consistently with the preceding period. Also in my opinion, the consolidated financial statements indicated above truly, reasonably and sufficiently reflect the consolidated financial situation of Grupo Modelo, S.A. de C.V. at December 31, 2002, the consolidated results of its operations, the variations in its shareholders' equity and changes in the consolidated financial situation for the year ended on that date, in accordance with generally accepted accounting principles.

C.P.C. Miguel Ortiz Aguilar
Statutory Auditor

Vasco de Quiroga No. 1900, 18th Floor, Centro Santa Fe, 01210, Mexico D.F. Tel.: 5292-5201, Fax: 5292-5203

ALBERTO TIBURCIO CELORIO
PUBLIC ACCOUNTANT

REPORT OF THE STATUTORY AUDITOR

Mexico, D.F., February 17, 2003

To the General Shareholders' Meeting of
Grupo Modelo, S.A. de C.V.

In my capacity as statutory auditor and in compliance with the provisions of Article 166 of the General Law of Commercial Companies and of the articles and bylaws of Grupo Modelo, S.A. de C.V., I provide you with my report regarding the consolidated financial statements at December 31, 2002, presented to you by the Honorable Board of Directors.

Among other audit procedures applied, I attended, or in my absence my alternate attended, the Shareholders' Meetings and the Meetings of the Board of Directors to which I was called. I reviewed, to the extent I consider necessary under the circumstances, the opinion issued on February 17, 2003, without qualifications or limitations, by the external auditors of the company, with respect to the examination they conducted in accordance with generally accepted auditing rules of the financial statements indicated in the preceding paragraph, prepared by the company's management.

In my opinion, based on the work I did and on that conducted by the external auditors, the accounting criteria and policies of information followed by the company and considered by the managers to prepare the consolidated financial statements that are presented to this Honorable Meeting are appropriate and sufficient and were applied consistently with the preceding period. Also in my opinion, the consolidated financial statements indicated above truly, reasonably and sufficiently reflect, in all significant respects, the consolidated financial situation of Grupo Modelo, S.A. de C.V. at December 31, 2002, the consolidated results of its operations, the variations in its shareholders' equity and changes in the consolidated financial situation for the year ended on that date, in accordance with generally accepted accounting principles.

C.P.C. Alberto Tiburcio Celorio
Statutory Auditor

LETTER OF THE SECRETARY REGARDING THE

CODE OF BEST CORPORATE PRACTICES

GRUPO MODELO, S.A. DE C.V.

Mexico, D.F., June 30, 2003

National Banking and Securities Commission
Office of the Vice President of Exchange Supervision
Insurgentes Sur 1971, South Tower, 10th Floor
Col. Guadalupe Inn
01020 Mexico, D.F.

The one subscribing this document certifies that he has reviewed the report regarding the degree of adherence to the Code of Best Corporate Practices of Grupo Modelo, S.A. de C.V., at December 31, 2002, which was prepared based on the information supplied by the directors and officers of this company, being in agreement with its content.

SIncerely,

MR. JORGE SIEGRIST PRADO
SECRETARY

EXHIBIT F

Report on the application of corporate governance procedures and practice.

QUESTIONNAIRE ON CORPORATE GOVERNANCE OF THE ISSUER
GRUPO MODEL, S.A. DE C.V.

1. Board of Directors

BOARD OF DIRECTORS. It is composed of 19 regular members and their alternates; 10 of the members are appointed by Series "A" shareholders and the other 9 members are appointed by Series "B" shareholders.

The Board of Directors' powers are the following: i) To carry out the management of the Corporation, for which it enjoys the broadest of powers; ii) To appoint and remove the Chairperson and other officers and employees of the Corporation, as well as determine their powers, obligations, work conditions, and remuneration; iii) To acquire and transfer shares or securities of other corporations; iv) To call General Meetings, Ordinary or Extraordinary, or Special Shareholders' Meetings; v) To formulate work rules; vi) Establish branches, agencies, or any other establishment in any part of the Republic or abroad; vii) To grant and revoke general and special powers; viii) To buy capital shares temporarily on the Stock market that are representative of the capital stock, as well as placing them later, under the protection of Article 14 bis of the Stock Market Law; ix) To form the Special Committees it considers necessary to perform the operations of the Corporation, without their being formed as intermediate organs of the Corporation; x) To approve the annual budget of capital investments and entries in the income statement; xi) To draw up five-year plans on business strategies, projection of income statements, balance sheets, and cash flow statements; xii) To prepare financial statements to be presented to the General Shareholders' Meeting; xiii) To vote the shares owned by the Corporation in the Shareholders' Meetings of the corporation in question.

The Corporation has an Executive Committee, acting as an intermediate Management body, composed of 9 regular members and their respective alternates, of which 5 are appointed by holders of Series "A" shares and the other 4 by holders of Series "B" shares. All members of their Executive Committee are members of the Board of Directors. The Executive Committee has the obligation of annually reporting to the Board of Directors and whenever it is believed necessary because of the importance of the matters they deal with. The Executive Committee will enjoy the powers given to the Board of Directors under the terms of the Corporation by-laws, except for those that may be restricted by force of law or by the by-laws to the Board of Directors itself.

Concerning the Makeup of the Board of Directors	YES	NO	Comments
1. Is the Board of Directors made up of no fewer than five and no more than fifteen regular directors?		X	It was recently reduced to 19 directors.
2. Are there only Regular Directors?		X	
3. Can the alternate directors only substitute for a regular director previously designated?		X	Information concerning specific alternates is given to the Mexican Stock Market

4. When necessary, does the regular director suggest to the Board the designation of the person who will be his alternate director?		X	
5. Do the independent and company directors constitute together at least 40% of the Board of Directors?	X		
6. Do the independent directors represent at least 20% of the total number of directors?	X		
7. In the annual report presented by the Board of Directors, is it stated which directors are	X		
8. Does the annual report state the category to which the company directors belong?	X		
9. Does the Board of Directors' annual report state the main duties of each director as of	X		

Concerning the Structure of the Board of Directors

10. Does the Board of Directors perform the Functions of Compensation, Auditing and Planning and Finance?		X	The Board supervises the main functions described
11. Are the intermediate bodies composed only of company directors?		X	
12. Is each intermediate body composed of at least 3 members and at most 7?		X	The co-investment agreement with Anheuser-Busch requires a greater number.
13. Does each independent director, in addition to performing his functions on the Board, participate in at least one of the intermediate bodies?		X	
14. Is the intermediate body in charge of the Auditing function presided over by an independent director?	X		
15. Does the Board of Directors met at least 4 times a year?	X		
16. Is at least one of the Board of Directors meetings dedicated to defining the corporation's medium and long-term strategy?	X		
17. Can a Board meeting be called by an agreement of at least 25% of the directors?	X		
18. Do the directors have access to all relevant information at least five business days before a session?		X	Some information is dealt with in bosom of the Board because of its strategic nature.
19. Is there some mechanism that assures that the directors can evaluate questions of a strategic nature, even when they do not receive the necessary information at least five business days ahead of time?	X		Before each session, it is customary for the directors of each series to meet to discuss matters of strategy.
	YES	**NO**	

20. Does the appointed director who is inducted for the first time receive an explanation of his responsibilities and the situation of the corporation?	X		The profile of the director of this business assumes all his responsibilities and has the information
Concerning the Duties of the Directors			
21. Do the directors inform the President and the Secretary of the Board of any conflict of interests that implies that they should abstain from voting, and do they actually abstain from participating in the corresponding deliberation?	X		They know their responsibilities and the policies.
22. Do the directors use the assets or services of the corporation only in compliance with its business objective?	X		They know their responsibilities and the policies.
23. If necessary, are clear policies defined for when the directors make exceptional use of corporate assets for personal matters?	X		
24. Do the directors devote time to their functions by attending at least 70% of the sessions to which they are called?	X		Most of the directors attend the meetings that are called.
25. Do the directors maintain absolute confidentiality about the business matters they are aware of through the meetings they attend?	X		They know their responsibilities and the policies.
26. Do the regular directors and the alternates keep themselves mutually informed about matters dealt with in the board meetings?	X		They know their responsibilities and the policies.
27. Does the Board of Directors base itself on opinions, recommendations and advice derived from analyses of the company's performance?	X		

2. Function of Compensation and Evaluation

The Board of Directors has powers to appoint the General Manager and other officers and employees of the Group, as well as to determine their powers, obligations, work conditions, and remunerations.

Concerning the Operation of the body that performs the function of Evaluation and Compensation

28. Does the intermediate body that performs the functions of evaluation and Compensation review the conditions of contracting high-level executives and make sure that possible corporation severance payments adhere to guidelines approved by the Board?			Does not apply, since the intermediate body has not been formed and to date they are performed by general management
29. Are the structure and policies used to determine packages of the directors and officers disclosed?			Does not apply, since the intermediate body has not been formed
	YES	**NO**	

3. Auditing Function

The independent auditor of Grupo Modelo, S.A. de C.V. is PriceWaterhouseCoopers. The issuer has not made a change of independent auditors in the last three fiscal years.

The naming and/or removal of the independent auditors is proposed by the Board of Directors and approved by the General Shareholders' Meeting.

Management makes sure that the internal and external audits are performed with the greatest possible objectivity and that the financial information is useful, timely, and reliable; that is, that the information that reaches the Board of Directors, the shareholders, and the public in general is clear, sufficient, and adequately reflects the individual and consolidated financial position of the Group.

The body that performs the auditing function was recently created at the General Shareholders' Meeting held on April 22, 2002.

	YES	NO	
Concerning the Selection of Auditors			
30. Does the income from the external auditor as well as from any other external review coming from performing the corporation audit represent a percentage equal to, or less than 20% of the total income from the offices in charge?	X		
31. Does the rotation of the corporation examiner take place at least every 6 years?	X		
32. Is the person who signs the audit report of the corporation's annual financial statements different from the one who acts as Statutory Auditor?	X		
33. Is information about the professional profile of the corporation's Statutory Auditor revealed in the Annual Report?		X	They enjoy acknowledged prestige in their professional practice.
Concerning Financial Information			
34. Does the corporation have an internal audit area?	X		
35. Does the intermediate body that is in charge of the Auditing function submit accounting policies for approval by the Board?		X	It is still a responsibility of the Board; it is foreseen that in the future it will be covered by the Committee
36. Does the intermediate body in charge of the Auditing function make sure that the intermediate public financial information is produced in accordance with the same principles, criteria, and practices with which the annual reports will be produced?	X		It is foreseen that that responsibility will be covered by the recently created Committee.
Concerning Internal Controls			
37. Is there a system of internal control?	X		
	YES	**NO**	

38. Are the general outlines of the internal control system submitted to the Board for approval?		X	The board is informed and, if applicable, the procedures are discussed. There is an internal Area in charge of the function.
39. Does the intermediate body in charge of the Auditing function evaluate and issue an opinion about the effectiveness of the internal control system?	X		
40. Do the external auditors validate the effectiveness of the internal control system and issue a report regarding those controls?	X		

Review of Compliance with Provisions

41. Does the intermediate body in charge of the Auditing function verify that there are controls for determining whether the corporation complies with the provisions that apply to it and report it periodically to the Board?	X		See commentaries to questions 35 and 36
42. Is the review of compliance with all applicable provisions performed at least once a year?	X		
43. Is the Board of Directors informed periodically about its legal situation?	X		When there are relevant matters

4. Finance and Planning Functions

Grupo Modelo, S.A. de C.V. has an intermediate administrative body called the Executive Committee, which depends on the Finance Department to evaluate the investment projects of fixed assets. During the past three fiscal years, the Group has made capital investments representing approximately 8% of total assets in each of these fiscal years. In order to make capital investments, this Committee analyzes, evaluates, and recommends to the Board of Directors the viability and suitability of the projects. The solid financial position and liquidity of the Group allows it to have an important negotiating strength in contracting for the assets necessary for each project, producing as a result a favorable timely cost. Among the functions of the Executive Committee of the Board of Directors the prominent ones are those of evaluating, suggesting, and following up on:

Capital Investment Projects
Financing policy, exclusively with resources generated by the operation of the business
Planning Strategy and
Budgets

Concerning the Operation of the intermediate body in charge of the function of Finance and Planning

44. Does the intermediate body in charge of the function of Finance and Planning issue an evaluation of the viability of the principal investments and financial transactions of the corporation?			Does not apply, since the intermediate body has not been formed. However, there is a Finance Department that, with the help of externals, is in charge of issuing commentaries.
	YES	**NO**	

45. Does the intermediate body in charge of the function of Finance and Planning periodically evaluate the strategic positioning of the corporation in accordance with the provisions of the strategic plan?			Does not apply, since the intermediate body has not been formed.
46. Does the intermediate body in charge of the function of Finance and Planning support the Board by monitoring the congruence of the investment and finance policies with the strategic vision of the corporation?			Does no apply, since the intermediate body has not been formed.
47. Does the intermediate body in charge of the function of Finance and Planning support the Board by reviewing the corporation's financial projections, ensuring their congruence with the corporation's strategic plan?			Does no apply, since the intermediate body has not been formed.
Optional question of Chapter VI			
If there are corporate governance practices in addition to those recommended by the Better Business Practices Code, in this section the option is given for the issuer to make them known.			There are policies such as that of conflict of interests and new businesses, which each of the directors follows.
SHAREHOLDERS' RIGHTS			
Concerning the Information and Agenda of the Shareholders' Meeting			
1. Was the point referring to "Miscellaneous Matters" omitted from the Agenda of the Meetings	X		
2. Was the grouping of items with different topics in a single point on the Agenda avoided?	X		
3. Is all of the information about each point on the Agenda of the Shareholders' Meeting available 15 days in advance?	X		
4. Are the shareholders provided with a form that contains detailed information and possible alternatives for voting on points of the Agenda, so they can send instructions to their representatives?			Does not apply
5. In the information that is given to the shareholders, is the proposal for the composition of the Board of Directors included, accompanied by information referring to the professional profile of the candidates?	X		Only the proposal of the candidate is included.
6. Does the Board of Directors include in its annual report to the Meeting aspects that are relevant to the work of each intermediate body and the names of their members?	X		
7. Are the reports of each intermediate body that are presented to the Board available to the shareholders together with the material for the Meeting?	X		
	YES	**NO**	

8. Does the corporation have policies, mechanisms, and people responsible for reporting to the investors and maintaining channels of communication with shareholders and potential investors?	X	There is a Communications and Investor Relations Department.

EXHIBIT H

Quarterly Information

Consolidated Financial Statements of the second quarter of 2003.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** Quarter: **2** Year: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**59,164,625**	100	**57,442,676**	100
2	**CURRENT ASSETS**	**18,452,461**	**31**	**18,207,380**	**32**
3	CASH AND SHORT-TERM INVESTMENTS	9,716,653	16	10,169,077	18
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,144,419	2	1,162,849	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	356,804	1	200,787	0
6	INVENTORIES	4,729,987	8	4,712,832	8
7	OTHER CURRENT ASSETS	2,504,598	4	1,961,835	3
8	**LONG-TERM**	**2,658,270**	**4**	**2,411,085**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	137,288	0	145,713	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	2,403,498	4	2,125,874	4
11	OTHER INVESTMENTS	117,484	0	139,498	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**36,407,768**	**62**	**35,515,440**	**62**
13	PROPERTY	16,775,344	28	16,242,996	28
14	MACHINERY AND INDUSTRIAL EQUIPMENT	24,607,583	42	23,573,254	41
(NET) 15	OTHER EQUIPMENT	7,928,693	13	7,796,515	14
16	ACCUMULATED DEPRECIATION	17,386,466	29	16,058,608	28
17	CONSTRUCTION IN PROGRESS	4,482,614	8	3,961,283	7
18	**DEFERRED ASSETS (NET)**	**495,220**	**1**	**524,646**	**1**
19	**OTHER ASSETS**	**1,150,906**	**2**	**784,125**	**1**
20	**TOTAL LIABILITIES**	**10,782,716**	100	**11,271,246**	100
21	**CURRENT LIABILITIES**	**3,767,993**	**35**	**3,895,586**	**35**
22	SUPPLIERS	982,273	9	1,048,609	9
23	BANK LOANS	25,434	0	38,193	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,714,111	16	1,926,471	17
26	OTHER CURRENT LIABILITIES	1,046,175	10	882,313	8
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**7,014,723**	**65**	**7,375,660**	**65**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**48,381,909**	100	**46,171,430**	100
34	**MINORITY INTEREST**	**11,677,491**	**24**	**11,993,593**	**26**
35	**MAJORITY INTEREST**	**36,704,418**	**76**	**34,177,837**	**74**
36	**CONTRIBUTED CAPITAL**	**14,480,289**	**30**	**14,480,289**	**31**
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,839,652	6	2,839,652	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	10,736,497	22	10,736,497	23
39	PREMIUM ON SALES OF SHARES	872,429	2	872,429	2
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	31,711	0	31,711	0
41	**CAPITAL INCREASE (DECREASE)**	**22,224,129**	**46**	**19,697,548**	**43**
42	RETAINED EARNINGS AND CAPITAL RESERVE	19,733,954	41	17,172,882	37
43	REPURCHASE FUND OF SHARES	571,087	1	571,087	1
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(564,961)	(1)	(462,384)	(1)
45	NET INCOME FOR THE YEAR	2,484,049	5	2,415,963	5

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **2** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**9,716,653**	100	**10,169,077**	100
46	CASH	472,929	5	382,755	4
47	SHORT-TERM INVESTMENTS	9,243,724	95	9,786,322	96
18	**DEFERRED ASSETS (NET)**	**495,220**	100	**524,646**	100
48	AMORTIZED OR REDEEMED EXPENSES	221,787	45	237,988	45
49	GOODWILL	273,433	55	286,658	55
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**3,767,993**	100	**3,895,586**	100
52	FOREING CURRENCY LIABILITIES	267,688	7	311,197	8
53	MEXICAN PESOS LIABILITIES	3,500,305	93	3,584,389	92
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,046,175**	100	**882,313**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,046,175	100	882,313	100
27	**LONG-TERM LIABILITIES**	**0**	100	**0**	100
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**7,014,723**	100	**7,375,660**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	6,436,150	92	6,935,621	94
67	OTHERS	578,573	8	440,039	6
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(564,961)**	100	**(462,384)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	3,917,775	693	3,917,775	847
71	INCOME FROM NON-MONETARY POSITION ASSETS	(4,482,736)	(793)	(4,380,159)	(947)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **2** YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	14,684,468	14,311,794
73	PENSIONS FUND AND SENIORITY PREMIUMS	3,028,625	2,702,591
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	23,839	23,820
76	WORKERS (*)	24,134	25,036
77	CIRCULATION SHARES (*)	3,251,759,632	3,251,759,632
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **2** YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**19,551,893**	**100**	**18,783,070**	**100**
2	COST OF SALES	8,594,886	44	8,449,350	45
3	**GROSS INCOME**	**10,957,007**	**56**	**10,333,720**	**55**
4	OPERATING EXPENSES	5,490,194	28	5,273,836	28
5	**OPERATING INCOME**	**5,466,813**	**28**	**5,059,884**	**27**
6	TOTAL FINANCING COST	(278,093)	(1)	(149,101)	(1)
7	**INCOME AFTER FINANCING COST**	**5,744,906**	**29**	**5,208,985**	**28**
8	OTHER FINANCIAL OPERATIONS	(179,891)	(1)	13,059	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**5,924,797**	**30**	**5,195,926**	**28**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,663,342	14	1,939,196	10
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**3,261,455**	**17**	**3,256,730**	**17**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	(335)	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**3,261,455**	**17**	**3,256,395**	**17**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**3,261,455**	**17**	**3,256,395**	**17**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**3,261,455**	**17**	**3,256,395**	**17**
19	NET INCOME OF MINORITY INTEREST	777,406	4	840,432	4
20	**NET INCOME OF MAJORITY INTEREST**	**2,484,049**	**13**	**2,415,963**	**13**

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 2 YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**19,551,893**	**100**	**18,783,070**	**100**
21	DOMESTIC	14,300,663	73	14,058,498	75
22	FOREIGN	5,251,230	27	4,724,572	25
23	TRANSLATED INTO DOLLARS (***)	494,700	3	483,161	3
6	**TOTAL FINANCING COST**	**(278,093)**	**100**	**(149,101)**	**100**
24	INTEREST PAID	19	0	31	0
25	EXCHANGE LOSSES	67,792	24	41,479	28
26	INTEREST EARNED	385,865	139	322,356	216
27	EXCHANGE PROFITS	82,645	30	89,901	60
28	GAIN DUE TO MONETARY POSITION	122,606	44	221,646	149
8	**OTHER FINANCIAL OPERATIONS**	**(179,891)**	**100**	**13,059**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(179,891)	(100)	13,059	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,663,342**	**100**	**1,939,196**	**100**
32	INCOME TAX	2,092,505	79	1,751,688	90
33	DEFERED INCOME TAX	46,252	2	(262,189)	(14)
34	WORKERS' PROFIT SHARING	524,585	20	449,697	23
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **2** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	20,889,827	20,039,399
37	NET INCOME OF THE YEAR	2,922,401	2,173,095
38	NET SALES (**)	38,248,926	36,345,174
39	OPERATION INCOME (**)	9,949,795	8,872,367
40	NET INCOME OF MAYORITY INTEREST(**)	4,346,563	4,275,866
41	NET CONSOLIDATED INCOME (**)	5,722,509	5,792,571

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 2 YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**3,261,455**	**3,256,395**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	919,007	465,105
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**4,180,462**	**3,721,500**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,009,506)	259,904
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**3,170,956**	**3,981,404**
6	CASH FLOW FROM EXTERNAL FINANCING	(172,122)	(100,983)
7	CASH FLOW FROM INTERNAL FINANCING	(2,285,240)	(1,128,870)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(2,457,362)**	**(1,229,853)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,336,356)**	**(1,448,587)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(622,762)	1,302,964
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,339,415	8,866,113
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	9,716,653	10,169,077

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 2 YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**919,007**	**465,105**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	925,943	898,626
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(6,936)	(433,521)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,009,506)**	**259,904**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(390,586)	(253,281)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	149,995	(47,767)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(354,961)	119,623
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	20,943	134,588
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(434,897)	306,741
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(172,122)**	**(100,983)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	25,434	38,193
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(197,556)	(139,176)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(2,285,240)**	**(1,128,870)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(2,285,240)	(1,128,870)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,336,356)**	**(1,448,587)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(602)	(96,081)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(671,404)	(2,502,218)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(578,155)	1,219,380
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(86,195)	(69,668)

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **2** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	16.68 %	17.34 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	11.84 %	12.51 %
3	NET INCOME TO TOTAL ASSETS (**)	9.67 %	10.08 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	40.99 %	29.12 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(3.76) %	(6.81) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.65 times	times 0.63
7	NET SALES TO FIXED ASSETS (**)	1.05 times	times 1.02
8	INVENTORIES ROTATION (**)	3.60 times	times 3.52
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	days 9	days 10
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.36 %	3.79 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	18.22 %	19.62 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	times 0.22	times 0.24
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	2.48 %	2.76 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	287,727.00 times	163,222.06 times
16	NET SALES TO TOTAL LIABILITIES (**)	3.55 times	times 3.22
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	times 4.90	times 4.67
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.64 times	3.46 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.71 times	times 1.62
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	257.87 %	261.04 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	21.38 %	19.81 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(5.16) %	1.38 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	166,892.42 times	128,432.39 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	7.00 %	8.21 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	93.00 %	91.79 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	50.24 %	172.74 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **2** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.34	$ 1.31
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 1.34	$ 1.31
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.76	$ 1.78
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 11.29	$ 10.51
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.70	$ 0.35
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	2.11 times	2.33 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	17.81 times	18.68 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

NOTES TO FINANCIAL STATEMENTS (1)

THE ESTIMATED I.N.P.C. [Indice Nacional de Precios al Consumidor = National Consumer Price Index] USED FOR THE END OF THE MONTH OF JUNE, 2003, WAS 104.087 (99.7008 FOR JUNE OF 2002).

R06: THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS [Unidades de Inversion = Investment Units], AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATED DECEMBER 27, 1999, IS COMPLIED WITH.

R22: THE AMOUNT OF DOLLARS AND THE EQUIVALENT IN MEXICAN CURRENCY OF THE EXPORTS OF THE CURRENCY BALANCE DIFFER FROM THE AMOUNTS PRESENTED IN REFERENCES R22 "FOREIGN SALES" AND R23 "CONVERSION TO DOLLARS", BECAUSE THE CURRENCY BALANCE IS AFFECTED BY DISCOUNTS FOR PROMPT PAYMENT THAT WERE GIVEN TO CUSTOMERS, AND THESE EXPENSES ARE LOCATED IN REFERENCE R29 "NET OTHER EXPENSES AND (PRODUCTS)".

THE CHARGE FROM THE APPLICATION OF THE INITIAL EFFECT OF THE DEFERRED TAX ON SHAREHOLDERS' EQUITY OF THE MAJORITY INTEREST WAS MADE IN THE ACCUMULATED PROFITS ACCOUNT WITH REFERENCE S42 FOR AN AMOUNT OF PS. 4,536,745, THIS BASED ON THE PROVISION OF BULLETIN D-4 INDICATING THAT THE INITIAL EFFECT OF THE APPLICATION OF THIS PRINCIPLE IS PRESENTED IN ONLY ONE ACCOUNT. THIS LINE WAS USED, SINCE IN THE SIFIC THERE IS NO REFERENCE IN WHICH WE CAN SHOW SAID EFFECT.

REFERENCE R37 "TAX RESULT FOR THE PERIOD" CORRESPONDS TO THAT OF GRUPO MODELO, DETERMINED ON THE BASIS OF THE TAX CONSOLIDATION RÉGIME.

THE CONTRIBUTIONS MADE TO PENSION PLANS AND THE EFFECT OF THE RESTRUCTURING OF THE MINORITY INTEREST CAPITAL ARE INCLUDED IN REFERENCE C26 "OTHER FINANCING". THIS IS BECAUSE IN REFERENCE C7 "FLOW FROM OWN FINANCING" THERE IS NO ITEM THAT ALLOWS NOTING THOSE MATTERS.

STARTING ON THIS DATE BONUSES IN KIND ARE RECLASSIFIED TO COST OF SALES. HERETOFORE THEY WERE INCLUDED WITHIN SALES. IN THIS MANNER GROSS INCOME IS NOT MODIFIED AND THE AMOUNT OF SALES AND COST OF SALES IS SHOWN MORE CLEARLY. THE FIGURES FOR THE PRIOR YEAR CONTAIN THIS RECLASSIFICATION TO MAINTAIN THE COMPARABILITY OF THE FIGURES. AN AMOUNT OF PS. 384,030 HAS BEEN RECLASSIFIED, INCREASING REFERENCES R21 "DOMESTIC NET SALES" AND R2 "COST OF SALES" AND BY VIRTUE OF INCREASING THOSE REFERENCES, REFERENCES R36 "TOTAL SALES" AND R38 "NET SALES" ARE MODIFIED BY THE SAME AMOUNT.

REFERENCE C-31 IN THE 2003 COLUMN INCLUDES THE PAYMENT OF DIVIDENDS IN THE FOLLOWING MANNER:

MAJORITY SHAREHOLDERS	Ps. 1,753,921
MINORITY SHAREHOLDERS	531,319
TOTAL (REFERENCE C-31)	2,285,240

IN ANNEX 12 "SCHEDULE FOR DETERMINATION OF THE NET TAX PROFIT ACCOUNT", IN THE ENTRY FOR THE BALANCE OF CUFIN AT DECEMBER 31, 2002, IN THE AMOUNT OF PS. 11,073,975, IT HAS BEEN INCREASED BY PS. 1,020,007, WHICH CORRESPONDS TO THE FOLLOWING MOVEMENTS:
COLLECTION OF DIVIDENDS FROM UNCONSOLIDATED AFFILIATED COMPANIES Ps. 38,678

(1) THE NOTES CORRESPONDING TO THE FIGURES IN THE BASIC FINANCIAL STATEMENTS, THE BREAKDOWNS THEREOF AND OTHER ITEMS ARE INCLUDED IN THIS ANNEX.

NOTES TO FINANCIAL STATEMENTS (1)

UPDATING OF FIGURES	277,387
FROM EFFECTS OF TAX CONSOLIDATION	703,942
TOTAL	1,020,007

(1) THE NOTES CORRESPONDING TO THE FIGURES IN THE BASIC FINANCIAL STATEMENTS, THE BREAKDOWNS THEREOF AND OTHER ITEMS ARE INCLUDED IN THIS ANNEX.

REPORT OF THE GENERAL MANAGER (1)
(Discussion and Analysis by the General Manager of the Financial Condition and Results of Operations of the Company)

ANNEX 1

CONSOLIDATED
Final Printing

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES

MEXICO, D.F., ON JULY 18, 2003. GRUPO MODELO PRESENTED ITS RESULTS FOR THE SECOND QUARTER OF 2003. IN THEM IT IS NOTABLE THAT TOTAL SALES OF BEER GREW 6.5% DURING THE SECOND QUARTER OF 2003, REACHING 11.6 MILLION HECTOLITERS. 8.2 MILLION HECTOLITERS WENT TO THE DOMESTIC MARKET, WHICH REPRESENTS AN INCREASE OF 6.3% WITH RESPECT TO THE SAME QUARTER OF THE PRIOR YEAR. FOR THEIR PART, EXPORTS GREW BY 7.2%, AT THE END OF THE QUARTER SHOWING A STRONG RECOVERY IN SALES TO THE UNITED STATES.

NET SALES REACHED 10,825 MILLION PESOS, INCREASING 5.9% WITH RESPECT TO THE SAME QUARTER OF 2002. THIS INCREASE PRINCIPALLY REFLECTS THE SOLID GROWTH IN TOTAL VOLUME AS WELL AS THE SMALL DEVALUATION OF THE PESO OBSERVED DURING THE PERIOD.

OPERATING EXPENSES INCREASED BY LESS THAN NET SALES BY GROWING 3.1%, REACHING 2,901 MILLION PESOS, DUE PRINCIPALLY TO THE DECREASE IN ADVERTISING AND DISTRIBUTION EXPENSES OF MODELO PRODUCTS IN MEXICO. WITH THIS, OPERATING MARGIN INCREASED BY 60 BASE POINTS WITH RESPECT TO THE SECOND QUARTER OF 2002, REACHING 29.3%.

MAJORITY NET PROFIT REACHED 1,486 MILLION PESOS, INCREASING BY 4.7% OVER THAT RECORDED FOR THE PRIOR YEAR. THE NET MARGIN DECREASED BY 0.2 PERCENTAGE POINTS BY REACHING 13.7%.

WITH RESPECT TO CAPITAL INVESTMENTS MADE DURING THE QUARTER, THESE REACHED 656 MILLION PESOS DESTINED PRINCIPALLY TO MODERNIZATION OF FACILITIES IN THE AREA OF FACTORIES AND EXPANSION OF CIA. CERVECERA DEL TROPICO, LOCATED IN TUXTEPEC, OAXACA.

DURING THE FIRST SEMESTER OF 2003, THE TOTAL VOLUME OF BEER GREW 2.8% WITH RESPECT TO THE SAME PERIOD OF THE PRIOR YEAR, REACHING 20.9 MILLION HECTOLITERS. THE DOMESTIC MARKET HAD A GROWTH OF 3.9%, WHILE EXPORTS NOW SHOW A POSITIVE FIGURE, HAVING GROWN 0.2%.

OPERATING EXPENSES GREW IN LINE WITH NET SALES BY INCREASING 4.1%. OPERATING PROFIT GREW BY 8.0% WITH RESPECT TO THE SAME PERIOD OF THE PRIOR YEAR, REACHING 5,467 MILLION PESOS. IN THIS MANNER THE OPERATING MARGIN REACHED 28.0%, A FIGURE 110 BASE POINTS ABOVE THAT OF 2002.

FINALLY, NET PROFIT WAS 2,484 MILLION PESOS, REPRESENTING GROWTH OF 2.8% AND REACHING A NET MARGIN OF 12.7%.

CAPITAL INVESTMENTS

THROUGH JUNE OF 2003, GRUPO MODELO INVESTED 1, 250 MILLION PESOS OF ITS OWN FUNDS IN ITS EXPANSION AND MODERNIZATION PROJECTS IN ALL AREAS OF THE ORGANIZATION.

GRUPO MODELO S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLIONS OF HECTOLITERS

REPORT OF THE GENERAL MANAGER (1)
(Discussion and Analysis by the General Manager of the Financial Condition and Results of Operations of the Company)

ANNEX 1

DATA AT JUNE 30, 2003 AND 2002

MARKET	2003	%	2002	%	CHANGE (%)
DOMESTIC	14,898	71.4	14,335	70.6	3.9
EXPORT	5,981	28.6	5,972	29.4	0.2
TOTAL	20,879	100.0	20,307	100.0	2.8

RELEVANT QUARTERLY AND
CUMULATIVE DATA

	II-03	II-02	CHANGE %	2003	2002	CHANGE %
DOMESTIC PRICE/HL (PESOS)*	841.57	875.44	-3.9%	843.64	870.01	-3.0%
EXPORT PRICE/HL (PESOS)*	869.40	814.56	6.7%	878.06	791.18	11.0%
EXPORT PRICE/HL (US$)*	83.34	82.31	1.3%	82.72	80.91	2.2%
TOTAL COST/HL (PESOS)*	408.71	409.85	-0.3%	411.66	416.09	-1.1%
TOTAL OPERATING EXPENSES/HL (PESOS)*	249.36	257.70	-3.2%	262.96	259.71	1.3%
DOLLARS INVOICED (US$ MILLIONS)	282.56	260.26	8.6%	494.70	483.16	2.4%

* FIGURES IN CONSTANT PESOS AT JUNE 30, 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

TICKER NAME: GMODELO QUARTER: 2 YEAR: 2003
GRUPO MODELO, S.A. DE C.V.

NOTES COMPLEMENTARY TO FINANCIAL INFORMATION (1)

ANNEX 2
CONSOLIDATED
Final Printing

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2003 AND 2002
(FIGURES IN THOUSANDS OF CONSTANT PESOS AT JUNE 30, 2003)

1. FORMATION AND PURPOSE (REFERENCE TO ANNEX 3)

A) THE MAIN ACTIVITY OF GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES (GROUP) IS THE PRODUCTION AND SALE OF BEER, WHICH BEGAN IN 1925.

B) THE PRINCIPAL ACTIVITY OF GRUPO MODELO, S.A. DE C.V. IS INVESTMENT IN SHARES REPRESENTING 76.75% OF THE CAPITAL OF DIBLO, S. A. DE C. V.; THE PURPOSE OF THE LATTER IS THE HOLDING OF REAL ESTATE AND INVESTMENT IN SHARES OF SUBSIDIARIES; THESE ARE MOSTLY DEDICATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD. THE MOST IMPORTANT IN ACCORDANCE WITH THEIR ACTIVITY AND SHAREHOLDERS' EQUITY ARE:

	PERCENTAGE IN THE SHARES REPRESENTING CAPITAL
MANUFACTURERS OF BEER:	
CERVECERIA MODELO, S. A. DE C. V.	100
COMPANIA CERVECERA DE ZACATECAS, S. A. DE C. V.	100
COMPANIA CERVECERA DEL TROPICO, S. A. DE C. V.	100
CERVECERIA MODELO DE GUADALAJARA, S. A. DE C. V.	100
CERVECERIA MODELO DEL NOROESTE, S. A. DE C. V.	100
CERVECERIA MODELO DE TORREON, S. A. DE C. V.	100
CERVECERIA DEL PACIFICO, S. A. DE C. V.	100
	===
TRANSFORMER OF BARLEY TO MALT:	
CEBADAS Y MALTAS, S. A. DE C. V.	100
	===
MANUFACTURER OF MACHINERY	

INAMEX DE CERVEZA Y MALTA, S. A. DE C. V. 100
===

MANUFACTURER OF PLASTIC LIDS AND BOTTLES:

ENVASES Y TAPAS MODELO, S.A. DE C.V. 100
===

AGENCIES DISTRIBUTING BEER AND OTHER PRODUCTS:

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

TICKER NAME: GMODELO QUARTER: 2 YEAR: 2003
GRUPO MODELO, S.A. DE C.V.

NOTES COMPLEMENTARY TO FINANCIAL INFORMATION (1)

ANNEX 2
PAGE 2
CONSOLIDATED
Final Printing

CERVEZA CORONA EN GUADALAJARA, S.A. DE C.V.	100
LA MODELO EN MONTERREY, S. A. DE C. V.	100
DISTRIBUIDORA PACIFICO Y MODELO DE LA PAZ, S. A. DE C. V.	100
CERVEZA CORONA EN COLIMA, S.A. DE C.V.	100
IMPULSORA MERCANTIL DE SALTILLO, S.A. DE C.V.	100
SOCIEDAD MERCANTIL DE MORELOS, S.A. DE C.V.	100
EXPANSION MERCANTIL HIDALGUENSE, S.A. DE C.V.	100
LA CERVEZA CORONA DEL CENTRO, S.A. DE C.V.	100
CERVEZAS MODELO EN VALLARTA, S.A. DE C.V.	100
PROMOTORA COMERCIAL DEL BAJIO, S.A. DE C.V.	100
COMERCIAL NUEVA LAGUNA, S. A. DE C. V.	100
IMPULSORA MERCANTIL SAN PABLO, S. A. DE C. V.	100
EXPANSION COMERCIAL DE ZUMPANGO, S. A. DE C. V.	100
LAS CERVEZAS DE MEXICO EN PUEBLA, S.A. DE C.V.	100
DISTRIBUIDORA PACIFICO Y MODELO DE MAZATLAN, S. A. DE C. V.	100
LA CORONA DE LOS REYES, S.A. DE C.V.	100
CERVEZA CORONA DE ZACATECAS, S.A. DE C.V.	100
PROMOTORA OAXAQUENA, S.A. DE C.V.	100
IMPULSORA MERCANTIL DE LA COSTA, S. A. DE C. V.	78
DISTRIBUIDOR MODELO DE TOLUCA, S. A. DE C. V.	60
	===

CONTROLLER OF COMPANIES DISTRIBUTING BEER AND OTHER PRODUCTS ABROAD:

PROCERMEX, INC. 100
===

REAL ESTATE COMPANIES WHERE BEER AND OTHER PRODUCTS ARE DISTRIBUTED:

INMOBILIARIA DE TAMPICO, S. A. DE C. V. 100
PROMOTORA DEL SURESTE, S. A. DE C. V. 100

INMOBILIARIA BAJACAL, S. A. DE C. V.	100
IMPULSORA DEL NAZAS, S. A. DE C. V.	100
IMPULSORA TAPATIA, S. A. DE C. V.	100
IMPULSORA DE LA PERIFERIA, S. A. DE C. V.	100
ADMINISTRACION Y PROMOCION DE INMUEBLES, S. A. DE C. V.	100
METROPOLITANA DE BIENES RAICES, S. A. DE C. V.	100
IMPULSORA POTOSINA, S. A. DE C. V.	100
PROMOTORA E IMPULSORA ACAPULQUENA, S. A. DE C. V.	80
	===

2. ACCOUNTING POLICIES

THE ACCOUNTING POLICIES OF THE GROUP USED IN THE PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS ARE IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THOSE PRINCIPLES REQUIRE THE MANAGEMENT OF THE GROUP TO MAKE ESTIMATES BASED ON CIRCUMSTANCES AND TO USE CERTAIN ASSUMPTIONS IN ORDER TO DETERMINE THE VALUE OF SOME ENTRIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS.

MANAGEMENT OF THE GROUP BELIEVES THAT THE ESTIMATES AND ASSUMPTIONS USED AT THE DATE OF ISSUANCE OF THE CONSOLIDATED FINANCIAL STATEMENTS ARE REASONABLE, EVEN THOUGH THEY MAY VARY FROM THEIR FINAL EFFECT.

THE PRINCIPAL ACCOUNTING POLICIES ARE SUMMARIZED BELOW:

A) CONSOLIDATION- THERE IS AN ESTABLISHED PRACTICE OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS THAT INCLUDE THE FINANCIAL SITUATION AND RESULTS OF THE COMPANIES IN WHICH DIBLO, S. A. DE C. V. HAS CONTROL AND DIRECT OR INDIRECT PARTICIPATION IN MORE THAN 50% OF THE CAPITAL; SIGNIFICANT INTERCOMPANY TRANSACTIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

B) BASES OF PREPARATION- THE GROUP HAS THE PRACTICE OF INCORPORATING THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION IN THE CONSOLIDATED FINANCIAL STATEMENTS, IN ACCORDANCE WITH INTEGRATED BULLETIN B-10, ISSUED BY THE INSTITUTO MEXICANO DE CONTADORES PUBLICOS, A. C. (IMCP).

C) COMPARABILITY- THE FIGURES IN THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO ARE UNIFORMLY EXPRESSED IN PESOS HAVING ACQUISITIVE POWER ON JUNE 30, 2003, BY MEANS OF THE APPLICATION OF FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (INPC).

D) CONVERSION OF FINANCIAL INFORMATION OF FOREIGN SUBSIDIARIES- THE CONVERSION TO MEXICAN PESOS OF THE FINANCIAL INFORMATION OF FOREIGN SUBSIDIARIES, BASIC TO CONSOLIDATION, WAS MADE IN ACCORDANCE WITH THE GUIDELINES OF BULLETIN B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS", ISSUED BY THE IMCP, FOLLOWING THE METHOD OF INTEGRATED FOREIGN OPERATION; FOR THE CONVERSION OF MONETARY ENTRIES, THE FREE BUYING EXCHANGE RATE OF PS. 10.37 (PS. 9.90 IN 2002) PER UNITED STATES DOLLAR WAS USED; NON-MONETARY ENTRIES AND THE PROFIT AND LOSS STATEMENT WERE CONVERTED TO MEXICAN CURRENCY IN ACCORDANCE WITH THE EXCHANGE RATE IN EFFECT ON THE DATE ON WHICH THE TRANSACTIONS GIVING RISE TO THEM WERE EFFECTUATED. THE RESULTS OF THIS CONVERSION ARE PRESENTED WITHIN THE INTEGRAL RESULT OF FINANCING.

E) CASH-EQUIVALENT SECURITIES- INVESTMENTS IN SECURITIES CORRESPOND TO

FINANCIAL INSTRUMENTS WITH BUSINESS PURPOSES AND FINANCIAL INSTRUMENTS AVAILABLE FOR SALE AND ARE VALUED AT THEIR REASONABLE VALUE, WHICH IS SIMILAR TO MARKET VALUE. THE REASONABLE VALUE IS THE AMOUNT FOR WHICH A FINANCIAL ASSET CAN BE EXCHANGED OR A FINANCIAL LIABILITY PAID, BETWEEN INTERESTED AND WILLING PARTIES, IN A TRANSACTION IN FREE COMPETITION.

F) INVENTORY- IT IS VALUED IN ACCORDANCE WITH THE LAST-IN FIRST-OUT METHOD AND UPDATED BY THE REPLACEMENT OR MANUFACTURING COST METHOD. THE UPDATING DOES NOT EXCEED MARKET VALUE.

G) COST OF SALES- IT WAS UPDATED BASED ON THE UPDATED VALUE OF INVENTORY.

H) INVESTMENT IN SHARES OF UNCONSOLIDATED AFFILIATES AND SUBSIDIARIES- PERMANENT INVESTMENTS IN SHARES ARE RECORDED AT ACQUISITION COST AND ARE VALUED BY APPLYING THE PARTICIPATION METHOD. THE PARTICIPATION IN PROFITS OF AFFILIATED COMPANIES THAT MANUFACTURE INPUTS NECESSARY FOR THE PRODUCTION OF BEER ARE PRESENTED BY DECREASING THE COST OF SALES.

I) PROPERTY, PLANT AND EQUIPMENT- THEY ARE RECORDED AT ACQUISITION COST AND UPDATED BY MEANS OF APPLICATION OF INFLATION FACTORS FROM THE INPC TO THE NET REPLACEMENT VALUE DETERMINED BY INDEPENDENT EXPERTS AS FROM DECEMBER 31, 1996; AND IN ACCORDANCE WITH THE DATE OF ACQUISITION, IN THE CASE OF PURCHASES AFTER THAT DATE.

J) WORK IN PROGRESS AND ADVANCES TO SUPPLIERS- THEY ARE RECORDED AT THE VALUE AT WHICH EXPENDITURES ARE MADE AND ARE UPDATED BY MEANS OF APPLICATION OF INFLATION FACTORS FROM THE INPC, IN ACCORDANCE WITH THE AGE OF THE EXPENDITURE.

K) DEPRECIATION- IT WAS CALCULATED ON THE UPDATED VALUE OF PROPERTY, PLANT AND EQUIPMENT, ON THE BASIS OF THE PROBABLE USEFUL LIFE DETERMINED BY INDEPENDENT EXPERTS; STARTING WITH ACQUISITIONS IN 1997, THE USEFUL LIVES ARE DETERMINED BY THE TECHNICAL DEPARTMENT OF THE GROUP.

L) AMORTIZABLE EXPENSES- THEY ARE RECORDED AT THE COST OF ACQUISITION AND ARE UPDATED BY MEANS OF APPLICATION OF INFLATION FACTORS FROM THE INPC, IN ACCORDANCE WITH THE AGE OF THE EXPENDITURE. LICENSES AND PERMITS ARE RECORDED AT THEIR ACQUISITION VALUE, WHICH AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS IS SIMILAR TO THEIR MARKET VALUE. GOOD WILL IS THE RESULT OF COMPARISON OF THE PURCHASE VALUE OF PERMANENT INVESTMENTS IN SHARES AND THE ACCOUNTING VALUE THEREOF.

M) AMORTIZATION- THE ORIGINAL AMOUNT AND THE UPDATING OF STARTUP AND ORGANIZATION EXPENSES ARE AMORTIZED BY THE STRAIGHT-LINE METHOD ON THE BALANCE AT THE END OF EACH PERIOD. THE RATE USED FOR ACCOUNTING PURPOSES IS 10%; GOOD WILL IS AMORTIZED IN THE PERIOD IN WHICH THE GROUP BELIEVES THE INVESTMENT WILL BE RECOVERED.

N) FOREIGN CURRENCY- ASSETS AND LIABILITIES THAT REPRESENT RIGHTS AND OBLIGATIONS TO BE COLLECTED OR PAID IN FOREIGN CURRENCY ARE CONVERTED TO MEXICAN CURRENCY AT THE RATE OF EXCHANGE IN EFFECT ON THE DATE THEY ARE ESTABLISHED. BALANCES AT THE END OF THE PERIOD ARE VALUED AT THE RATE OF EXCHANGE IN EFFECT AT THE CLOSE OF THE PERIOD AND THE RESULTING DIFFERENCES ARE DIRECTLY RECORDED IN THE RESULTS THEREOF, BEING A PART OF THE INTEGRAL

FINANCING RESULT.

Ñ) EMPLOYEE RETIREMENT OBLIGATIONS- EMPLOYMENT OBLIGATIONS FOR PROJECTED BENEFITS, AS WELL AS ENTRIES PENDING AMORTIZATION AND THE NET COST OF THE PERIOD RELATED TO SENIORITY PAYMENTS AND PENSION PLANS OF PERSONNEL ARE DETERMINED UNDER THE UNITARY COST METHOD, BY INDEPENDENT ACTUARIES, AND ARE RECORDED IN ACCORDANCE WITH THE GUIDELINES ESTABLISHED BY BULLETIN D-3 "LABOR OBLIGATIONS" ISSUED BY THE IMCP. CONTRIBUTIONS TO TRUSTS THAT MANAGE THE ASSETS OF THE PLAN ARE DETERMINED ON THE SAME BASES AS IN PRIOR PERIODS AND CORRESPOND TO PENSION PLANS APPROVED BY THE TREASURY AUTHORITIES.

O) PAYMENTS OF INDEMNIFICATION FOR DISMISSALS- THE PRACTICE OF CHARGING THEM TO THE RESULTS OF THE PERIOD WHEN MADE IS FOLLOWED.

P) DEFERRED INCOME TAX AND PARTICIPATION OF WORKERS IN PROFITS- TO RECOGNIZE DEFERRED INCOME TAX, THE GROUP USES THE METHOD OF INTEGRAL ASSETS AND LIABILITIES, WHICH CONSISTS OF DETERMINING SAID TAX BY APPLYING THE CORRESPONDING INCOME TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING AND TAX VALUES OF THE ASSETS AND LIABILITIES AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS. AS FOR THE PARTICIPATION OF THE WORKERS IN DEFERRED PROFITS THERE ARE NO TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING RESULT AND THE APPLICABLE TAX BASIS FOR PARTICIPATION OF WORKERS IN PROFITS THAT COULD GIVE RISE TO A SIGNIFICANT DEFERRED ASSET OR LIABILITY.

Q) UPDATING OF SHAREHOLDERS' EQUITY- IT IS UPDATED BY MEANS OF APPLICATION OF INFLATION FACTORS FROM THE INPC, IN ACCORDANCE WITH THE AGE OR DATE OF CONTRIBUTION. THE EFFECTS OF THE UPDATING ARE PRESENTED IN THE CONSOLIDATED FINANCIAL STATEMENTS IN EACH OF THE ACCOUNTS GIVING RISE TO THEM.

R) INSUFFICIENCY IN UPDATING OF CAPITAL- THE BALANCE OF THIS ACCOUNT IS REPRESENTED BY THE ALGEBRAIC SUM OF THE ITEMS "RESULT FROM HOLDING OF NONMONETARY ASSETS", AND "ACCUMULATED PATRIMONIAL MONETARY RESULT", WHICH ARE DESCRIBED BELOW:

RESULT FROM HOLDING OF NONMONETARY ASSETS- IT REPRESENTS THE CHANGE IN THE VALUE OF NONMONETARY ASSETS FOR REASONS OTHER THAN INFLATION. IT IS DETERMINED ONLY WHEN THE SPECIFIC COST METHOD IS USED, SINCE THESE ARE COMPARED AGAINST THE UPDATES DETERMINED BY MEANS OF THE INPC. IF THE SPECIFIC COSTS ARE GREATER THAN THE INDICES THERE IS A GAIN FROM HOLDING, OTHERWISE THERE IS A LOSS. THE RESULT FROM HOLDING OF NONMONETARY ASSETS GENERATED UNTIL 1996, BY THE UPDATING OF FIXED ASSETS, IS UPDATED LIKE THE OTHER ACCOUNTS OF SHAREHOLDERS' EQUITY.

ACCUMULATED PATRIMONIAL MONETARY RESULT- IT IS THE RESULT THAT AROSE FROM THE INITIAL UPDATE OF THE FIGURES IN THE FINANCIAL STATEMENTS.

S) RESULT FROM MONETARY POSITION- IT REPRESENTS THE EFFECT PRODUCED BY INFLATION ON MONETARY ASSETS AND LIABILITIES, EVEN WHEN THEY CONTINUE TO HOLD THEIR SAME NOMINAL VALUE. WHEN MONETARY ASSETS ARE GREATER THAN MONETARY LIABILITIES, A LOSS IN MONETARY POSITION ARISES, SINCE WHEN THEY ARE USED AN AMOUNT EQUAL TO THE NOMINAL VALUE IS AVAILABLE, BUT WITH A LESSER ACQUISITIVE POWER. WHEN LIABILITIES ARE GREATER, THERE IS A GAIN, SINCE THEY ARE PAID WITH MONEY HAVING LESSER ACQUISITIVE POWER. THESE EFFECTS ARE CHARGED OR CREDITED TO RESULTS, BEING A PART OF THE INTEGRAL FINANCING RESULT.

T) INTEGRAL PROFIT- BULLETIN B-4 "INTEGRAL PROFIT" REQUIRES THAT THE VARIOUS ITEMS THAT COMPRISE CAPITAL GAINED DURING THE PERIOD BE SHOWN IN THE STATEMENT OF VARIATIONS IN SHAREHOLDERS' EQUITY, UNDER THE INTEGRAL PROFIT ITEM.

3. INVENTORY

THE BALANCE OF THIS ENTRY IS COMPRISED OF THE FOLLOWING:

ITEM	2003	2002
PACKAGING	Ps. 1,714,936	Ps. 1,754,258
FINISHED PRODUCT AND WORK IN PROGRESS	1,055,512	1,160,109
RAW MATERIALS	1,083,893	988,277
PARTS AND REPLACEMENT PARTS	553,070	573,102
MERCHANDISE IN TRANSIT AND ADVANCES TO SUPPLIERS	276,494	100,116
ADVERTISING ITEMS	119,517	212,182
	Ps. 4,803,422	Ps. 4,788,044
LESS- ESTIMATE FOR SLOW-MOVING INVENTORY	(73,435)	(75,211)
	Ps. 4,729,987	Ps. 4,712,833

4. INVESTMENT IN SHARES OF UNCONSOLIDATED AFFILIATES AND SUBSIDIARIES (REFERENCE TO ANNEX 3)

A) THE FIGURES IN THE CONSOLIDATED FINANCIAL STATEMENTS DO NOT INCLUDE THE FINANCIAL SITUATION OF SEEGER INDUSTRIAL, S.A., SINCE THE ACCOUNTING POLICIES FOLLOWED BY THAT SUBSIDIARY DIFFER FROM THOSE OF THE OTHER COMPANIES THAT FORM THE GROUP. INVESTMENT IN THE SUBSIDIARY REPRESENTS LESS THAN 0.03% (0.01% IN 2002) OF CONSOLIDATED ASSETS. IT IS EXPECTED THAT IN FUTURE PERIODS CHANGES TO THE ACCOUNTING POLICIES AND THE CORRESPONDING ADJUSTMENTS WILL BE MADE.

B) THE AMOUNT OF THE INVESTMENT IN SHARES OF UNCONSOLIDATED AFFILIATES AND SUBSIDIARIES INCLUDES PARTICIPATION IN THE PROFITS OF THOSE ENTITIES IN THE AMOUNT OF PS. 163,479 (PS. 175,452 IN 2002).

5. NET PROPERTY, PLANT AND EQUIPMENT (REFERENCE TO ANNEX 4)

A) DEPRECIATION FOR THE PERIOD AMOUNTED TO PS. 892,017 (PS. 863,719 IN 2002).

B) MANAGEMENT OF THE GROUP BELIEVES THAT CONCLUSION OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS WILL REQUIRE ADDITIONAL INVESTMENT OF APPROXIMATELY PS. 3,914,188 (PS. 2,692,580 IN 2002), WHICH WILL BE DESTINED TO THE CONSTRUCTION OF WAREHOUSES, OFFICES AND ACQUISITION AND INSTALLATION OF NEW PRODUCTION LINES AND EXPANSION OF PRODUCTION CAPACITY IN THE FACTORIES. THIS WORK WILL BE CONCLUDED BETWEEN 2004 AND 2005.

6. CONTINGENCIES AND COMMITMENTS

A) THE GROUP HAS A PENSION AND SENIORITY PAYMENT PLAN TO COVER THE OBLIGATIONS ESTABLISHED BY ITS EMPLOYMENT CONTRACTS AND THE FEDERAL LABOR LAW. THESE PAYMENTS ARE ONLY REQUIRED AFTER HAVING WORKED FOR A CERTAIN NUMBER OF YEARS.

- AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, THE AMOUNT OF THE ACCUMULATED LIABILITY FOR LABOR OBLIGATIONS UPON RETIREMENT OF PERSONNEL BREAKS DOWN AS FOLLOWS:

DESCRIPTION	2003	2002
OBLIGATIONS FOR CURRENT BENEFITS	Ps. 3,801,096	Ps. 3,028,962
ADDITIONAL AMOUNT FOR ANTICIPATED BENEFITS	0,826	298,498
OBLIGATIONS FOR ANTICIPATED BENEFITS	Ps. 4,151,922	Ps. 3,327,460
PLAN ASSETS (FUNDS IN TRUST)	(3,083,288)	(2,605,976)
	Ps. 1,068,634	Ps. 721,484
AMOUNTS TO BE AMORTIZED OVER A PERIOD OF 18 TO 24 YEARS:		
FOR ADJUSTMENTS TO VARIATIONS	(1,645,569)	1,211,002
FOR PAST SERVICES	(34,571)	(36,570)
PROJECTED NET ASSETS	(Ps. 611,506)	(526,088)
INTEGRATED ADDITIONAL LIABILITIES FOR:		
INTANGIBLE ASSETS	492,691	206,413
ADJUSTMENT OF CAPITAL	697,388	759,714
ACCUMULATED LIABILITIES	Ps. 578,573	Ps.440,039

- INTANGIBLE ASSETS AND THE ADJUSTMENT OF CAPITAL ARE CREATED BY THOSE SUBSIDIARIES WITH RESPECT TO WHICH THE FUNDS IN TRUST AND THE CURRENT NET LIABILITIES ARE LESS THAN THE OBLIGATIONS FOR CURRENT BENEFITS.

- THE CONTRIBUTIONS TO TRUSTS THAT MANAGE THE ASSETS OF THE PLAN DURING THE PERIOD AMOUNTED TO PS. 187,288 (PS. 243,764 IN 2002). DURING THE PERIOD THE TRUSTS MADE PAYMENTS OF PS. 60,484 (PS. 57,445 IN 2002) TO BENEFICIARIES.

- THE NET COST FOR THE PERIOD AMOUNTED TO PS. 133,214 (PS. 104,378 IN 2002), AND LIKE THE OBLIGATIONS FOR PROJECTED BENEFITS, WAS DETERMINED BASED ON AN ESTIMATED REAL RATE OF RETURN OF 5% AND AVERAGE SALARY INCREASES OF 1.5% IN BOTH PERIODS.

- THE TAX PROVISIONS REGARDING PENSION AND RETIREMENT PLAN FUNDS PROVIDE THAT THE INVESTMENTS MADE IN SECURITIES ISSUED BY THE COMPANY ITSELF OR BY COMPANIES THAT ARE CONSIDERED TO BE RELATED PARTIES MAY NOT EXCEED 10% OF THE TOTAL AMOUNT OF THE RESERVE FOR THESE FUNDS, PROVIDED THAT THEY ARE SECURITIES APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION. IF THIS PERCENTAGE IS EXCEEDED, THERE IS A TERM OF UP TO DECEMBER 31, 2006, FOR THE AMOUNT OF THESE INVESTMENTS NOT TO EXCEED 10% OF THE INDICATED RESERVE.

B) THERE IS AN UNQUANTIFIED LIABILITY FOR INDEMNIFICATIONS REQUIRED TO BE PAID TO PERSONNEL, IN THE CASES CONTEMPLATED BY THE FEDERAL LABOR LAW AND THE COLLECTIVE LABOR CONTRACT. DURING THE PERIOD INDEMNIFICATIONS WERE PAID IN THE AMOUNT OF PS. 46,241 (PS. 51,321 IN 2002).

C) THERE ARE VARIOUS CLAIMS BEFORE COMPETENT AUTHORITIES FOR VARIOUS REASONS. IN THE OPINION OF THE OFFICERS AND ATTORNEYS OF THE GROUP, THESE MATTERS WILL BE RESOLVED IN A FAVORABLE MANNER; IF NOT, THE RESULT OF THE LAWSUITS WILL NOT SIGNIFICANTLY AFFECT THE FINANCIAL SITUATION OR THE RESULTS OF ITS OPERATIONS.

D) AT THE CLOSE OF THE PERIOD THERE ARE COMMITMENTS TO PURCHASE INVENTORY, MACHINERY AND EQUIPMENT FOR APPROXIMATELY SEVENTY ONE MILLION TWO HUNDRED EIGHTY-TWO THOUSAND UNITED STATES DOLLARS (NINETY-NINE MILLION SIX HUNDRED THIRTY THOUSAND UNITED STATES DOLLARS IN 2002).

E) IN THE 2000 AND 2001 PERIODS TRUE LEASE AGREEMENTS WERE ENTERED INTO FOR AIR TRANSPORT EQUIPMENT, ESTABLISHING OBLIGATORY TERMS OF TEN YEARS AND SEVEN YEARS AND MONTHLY RENTALS OF ONE HUNDRED SEVENTY THOUSAND AND TWENTY FOUR THOUSAND UNITED STATES DOLLARS, RESPECTIVELY.

7. CAPITAL AND ACCUMULATED PROFITS (REFERENCE TO CHARACTERISTICS OF SHARES CORRESPONDING TO PAID IN CAPITAL).

A) COMPOSITION OF UPDATING OF SOME SHAREHOLDERS' EQUITY ACCOUNTS:

ITEM	HISTORIC FIGURES	EFFECTS OF UPDATING	UPDATED FIGURES
CAPITAL	Ps. 2,839,652	Ps. 10,736,497	Ps. 13,576,149
SHARE PREMIUM	193,388	710,752	904,140
ACCUMULATED PROFITS:			
LEGAL RESERVE	1,065,782	393,582	1,459,364
RESERVE FOR ACQUISITION OF OWN SHARES	150,000	421,087	571,087
TO BE APPLIED	15,427,507	7,893,788	23,321,295
PROFIT FOR THE PERIOD	2,482,425	1,624	2,484,049
TOTAL	Ps. 22,158,754	Ps. 20,157,330	Ps. 42,316,084

B) THE PRINCIPAL CHARACTERISTICS OF THE OUTSTANDING SHARES ARE:

FIXED CAPITAL:

SERIES A CLASS I SHARES- WITHOUT RIGHT OF RETIREMENT, REPRESENTED BY 1,459,389,728 COMMON SHARES, FULLY SUBSCRIBED AND PAID, WITH VOTING RIGHTS, THEY MUST ALWAYS REPRESENT 56.10% OF THE VOTING SHARES REPRESENTING CAPITAL AND ONLY MAY BE ACQUIRED DIRECTLY OR INDIRECTLY BY PHYSICAL OR LEGAL PERSONS OF MEXICAN NATIONALITY.

VARIABLE CAPITAL:

SERIES B CLASS II SHARES- REPRESENTED BY 1,142,017,984 COMMON SHARES, FULLY SUBSCRIBED AND PAID, WITH VOTING RIGHTS, AT NO TIME MAY THEY REPRESENT MORE THAN 43.90% OF THE TOTAL VOTING SHARES REPRESENTING CAPITAL AND THEY ARE OF FREE SUBSCRIPTION.

SERIES C CLASS II SHARES- REPRESENTED BY 650,351,920 COMMON SHARES, FULLY

SUBSCRIBED AND PAID, WITHOUT VOTING RIGHTS AND AT NO TIME WILL THEY REPRESENT MORE THAN 20% OF CAPITAL.

8. INTEGRAL PROFIT

THE INTEGRAL PROFIT OF THE GROUP FOR THE PERIOD IS AS FOLLOWS:

DESCRIPTION	2003	2002
NET PROFIT	Ps. 3,261,455	Ps. 3,256,395
RESULT FROM HOLDING NONMONETARY ASSETS	(50,044)	(9,215)
INTEGRAL PROFIT	Ps. 3,211,411	Ps. 3,247,180

9. INCOME TAX (ISR), ASSETS TAX (IA), PARTICIPATION OF WORKERS IN PROFITS (PTU) AND RESTRICTIONS ON PROFITS:

A) THE PROVISION FOR ISR AND IA AT JUNE 30, 2003, IS SET FORTH BELOW:

ITEM	2003	2002
ISR INCURRED	Ps. 2,083,612	Ps. 1,741,344
IA	8,893	10,344
ISR DEFERRED	46,252	(262,189)
	Ps. 2,138,757	Ps. 1,489,499

B) AS A RESULT OF THE MODIFICATIONS OF THE ISR APPROVED ON JANUARY 1, 2002, THE RATE OF THE ISR (35%), WILL BE REDUCED ANNUALLY STARTING IN 2003 UNTIL THE NOMINAL RATE IS 32% IN 2005. THE INCOME TAX INCURRED IN THE PERIOD WAS DETERMINED BY APPLYING THE RATE OF 34% TO THE CONSOLIDATED TAX RESULT AND INDIVIDUALLY TO EACH ONE OF THE CONTROLLED COMPANIES.

C) DEFERRED TAX- THE PRINCIPAL TEMPORARY ENTRIES THAT GAVE RISE TO LIABILITIES FOR DEFERRED TAXES AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS ARE SET FORTH BELOW:

ITEM	2003	2002
FIXED ASSETS AND OTHER ASSETS	Ps. 5,297,241	Ps. 5,813,631
INVENTORY	1,314,540	1,367,259
EMPLOYMENT OBLIGATIONS UPON RETIREMENT	189,649	166,836
CUSTOMERS	(139,774)	(79,833)
PROVISIONS FOR LIABILITIES	(49,349)	(40,896)
SUBTOTAL	Ps. 6,612,307	Ps. 7,226,997
TAX CREDITS CORRESPONDING TO:		
TAX LOSSES	(67,604)	(195,837)
ASSETS TAX TO BE RECOVERED	(108,553)	(95,539)

TOTAL LIABILITY FOR DEFERRED TAX	Ps. 6,436,150	Ps. 6,935,621

D) AT THE DATE OF THE BALANCE SHEET THERE WERE TAX LOSSES THAT WILL AFFECT THE CONSOLIDATED TAX RESULT BY PS. 47,028 (PS. 36,448 IN 2002), WHICH MAY BE AMORTIZED AGAINST THE TAX PROFITS OF FUTURE PERIODS, AFTER UPDATING. DURING THE PERIOD PS. 14,372 (PS. 3,785 IN 2002) OF THE LOSSES OF PRIOR PERIODS HAVE BEEN AMORTIZED AT HISTORIC VALUES.

E) THE IA IS INCURRED AT THE RATE OF 1.8% ON THE NET AMOUNT OF CERTAIN ASSETS AND LIABILITIES, ONLY WHEN THIS EXCEEDS THE APPLICABLE ISR.

F) THE PTU IS CALCULATED BY APPLYING THE RATE OF 10% TO THE BASE DETERMINED IN ACCORDANCE WITH THE SPECIAL RULES SET FORTH IN THE ISR LAW.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

TICKER NAME: GMODELO QUARTER: 2 YEAR: 2003
GRUPO MODELO, S.A. DE C.V.

NOTES COMPLEMENTARY TO FINANCIAL INFORMATION (1)

ANNEX 2
PAGE 10
CONSOLIDATED
Final Printing

G) AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS THERE ARE PS. 160,769 (PS. 147,488 IN 2002) OF IA, FOR WHICH REASON A REFUND CAN BE REQUESTED DURING THE TEN FOLLOWING PERIODS AFTER UPDATING, PROVIDED THAT THE ISR IS GREATER THAN THE IA IN ANY OF THOSE PERIODS.

- THERE ARE COMPANIES THAT DID NOT INCUR ISR, FOR WHICH REASON THE IA FOR THE PERIOD WAS CONSIDERED TO BE AN ACCOUNT RECEIVABLE IN THOSE COMPANIES WITH RESPECT TO WHICH THERE IS ASSURANCE THAT SAID AMOUNT WILL BE CREDITABLE AGAINST ISR IN FUTURE PERIODS, AND IS RECORDED IN THE GENERAL BALANCE SHEET, TOGETHER WITH THE DEFERRED TAX, IN ACCORDANCE WITH THE PROVISIONS OF REVISED BULLETIN D-4. THE ACCUMULATED AFFECT AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS IS PS. 108,553 (PS. 91,623 IN 2002) AT HISTORIC VALUE.

- THE IA INCURRED BY THOSE CONTROLLED COMPANIES WITH RESPECT TO WHICH IT IS UNCERTAIN THAT SAID TAX WILL BE RECOVERABLE AND IS GREATER THAN THE ISR WAS CHARGED DIRECTLY TO THE RESULTS OF THE PERIOD IN THE AMOUNT OF PS. 8,848 (PS. 9,678 IN 2002) AT HISTORIC VALUE.

H) GRUPO MODELO, S.A. DE C.V. HAS AUTHORIZATION TO DETERMINE THE ISR USING THE TAX CONSOLIDATION RÉGIME, TOGETHER WITH ITS DIRECT AND INDIRECT SUBSIDIARIES, IN ACCORDANCE WITH AN AUTHORIZATION FROM THE MINISTRY OF THE TREASURY AND PUBLIC CREDIT. THE PRINCIPAL POINTS REGARDING THE TAX CONSOLIDATION ARE THE FOLLOWING:

- THE PERCENTAGE OF PARTICIPATION OF THE SUBSIDIARIES TO BE CONSOLIDATED IS

TAKEN TO BE THE RESULT OF MULTIPLYING THE REAL PARTICIPATION OF THE CONTROLLING COMPANY IN THE CONTROLLED COMPANIES BY A FACTOR OF 0.60. THOSE CONTROLLED COMPANIES THAT HAVE TAX LOSSES TO BE AMORTIZED FROM PRIOR PERIODS THAT HAVE BEEN INCLUDED IN THE DETERMINATION OF THE CONSOLIDATED TAX RESULT AND THAT ARE AMORTIZED AGAINST TAX PROFITS GENERATED IN THE PERIOD ARE TAKEN INTO ACCOUNT AT THE SHARE PARTICIPATION PERCENTAGE (DIRECT OR INDIRECT)

- THE TAX PROFITS OF THE CONTROLLING COMPANY MUST BE INCLUDED IN THE DETERMINATION OF THE CONSOLIDATED TAX RESULT, MULTIPLIED BY THE FACTOR OF 0.60.

- THOSE COMPANIES IN WHICH THE DIRECT PARTICIPATION OR INDIRECT PARTICIPATION THROUGH OTHER CONTROLLED COMPANIES IS NOT GREATER THAN 50% MUST NOT BE INCLUDED IN THE TAX CONSOLIDATION PROCESS.

- THE TAX LOSSES OF THE CONTROLLING COMPANY OR THE CONTROLLED COMPANIES, GENERATED AS SEPARATE ENTITIES, WHICH CANNOT BE AMORTIZED UNDER THE CURRENT TAX PROVISIONS, MUST BE ADDED TO THE PROFIT OR SUBTRACTED FROM THE CONSOLIDATED TAX LOSS FOR THE PERIOD IN WHICH THE RIGHT IS LOST.

I) IN THE CASE OF DISTRIBUTION (IN CASH OR IN KIND) OF ACCUMULATED PROFITS, THEY ARE SUBJECT TO PAYMENT OF THE ISR, WHICH IS THE RESPONSIBILITY OF THE COMPANY AND IS CONSIDERED TO BE DEFINITIVE PAYMENT, IN ACCORDANCE WITH THE FOLLOWING:

- DECLARED DIVIDENDS THAT COME FROM THE NET TAX PROFITS ACCOUNT (CUFIN) ARE NOT SUBJECT TO THE PAYMENT OF ISR. DURING 2003 THE EXCESS IS SUBJECT TO 34% TAX, APPLIED TO THE RESULT OF MULTIPLYING THE DIVIDEND PAID BY THE FACTOR OF 1.5152. THE TAX MAY BE CREDITED AGAINST THE ISR INCURRED BY THE COMPANY IN THE PERIOD IN WHICH THE TAX IS PAID OR IN THE TWO FOLLOWING PERIODS. DIVIDENDS PAID ARE NOT SUBJECT TO ANY WITHHOLDING.

- WHEN DIVIDENDS COME FROM THE REINVESTED NET TAX PROFIT ACCOUNT (CUFINRE), THE RATE WILL BE 5%; FOR THOSE DIVIDENDS THAT COME FROM THE REINVESTED NET TAX PROFIT GENERATED IN 1999, THE RATE WILL BE 3%.

- IN 1999 THE RATE OF THE ISR WAS MODIFIED, ESTABLISHING THE GENERAL RATE AT 35% AND IMPLEMENTING A SCHEME OF DEFERRAL FOR REINVESTMENT OF PROFITS, APPLYING THE RATE OF 30% TO REINVESTED TAX PROFITS, AND IN THE PERIOD IN WHICH THESE ARE DECLARED AS DIVIDENDS THE REMAINING 5% OF THE TAX WILL BE PAID. THE APPLICABLE RATE FOR REINVESTED PROFITS IN 1999 WAS 32%; THEREFORE, DIVIDENDS DECLARED FROM THE CUFINRE CREATED IN 1999 INCURRED THE 3%; THE PROCEDURE DESCRIBED ABOVE WAS IN EFFECT UNTIL 2001 AND THE DEFERRAL OF TAXES CORRESPONDING TO THE BALANCE OF THE CUFINRE WILL BE PAID AS DIVIDENDS ARE PAID IN FUTURE PERIODS.

- DURING THE PERIOD DIVIDENDS WERE DECLARED OF PS. 1,759,852 (PS. 1,078,283 IN 2002), AT HISTORIC VALUES COMING FROM THE CUFINRE, WHICH INCURRED ISR ON DISTRIBUTION OF REINVESTED PROFITS IN THE AMOUNT OF PS. 134,913 (PS. 73,695 IN 2002), AN AMOUNT FOR WHICH PROVISION WAS MADE IN PRIOR PERIODS.

- AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS THE BALANCES OF THE TAX PROFIT ACCOUNTS WERE:

ITEM	2003	2002
CUFIN	Ps. 12,093,982	Ps. 8,375,467
CUFINRE	2,381,259	3,890,806

J) IN THE CASE OF REDUCTION OF CAPITAL, ANY EXCESS OF SHAREHOLDERS' EQUITY OVER THE BALANCES OF THE CONTRIBUTED CAPITAL ACCOUNTS IS TREATED AS A DISTRIBUTION OF PROFITS AS PROVIDED IN THE CURRENT TAX PROVISIONS.

10. TRANSACTIONS WITH UNCONSOLIDATED RELATED COMPANIES

THE PRINCIPAL TRANSACTIONS ENTERED INTO WITH UNCONSOLIDATED RELATED COMPANIES ARE BROKEN DOWN BELOW:

DESCRIPTION	2003	2002
PURCHASES OF:		
PACKAGING	Ps. 1,906,449	Ps. 2,009,076
RAW MATERIALS	169,680	181,797
MACHINERY	50,776	24,856
Ps.	2,126,905	Ps. 2,215,729
SALES OF:		
RECYCLABLE MATERIALS	Ps. 61,574	Ps. 66,568
MACHINERY AND MAINTENANCE SERVICES	5,444	20,603
FREIGHT FEES COLLECTED	1,023	1,220
SERVICES FEES COLLECTED	315	1,231
	Ps. 68,356	Ps. 89.622

11. INVENTORY IN FOREIGN CURRENCY

AT THE CLOSE OF THE PERIOD THERE WERE APPROXIMATELY FORTY-FIVE MILLION FOUR HUNDRED EIGHTY-THREE THOUSAND UNITED STATES DOLLARS IN INVENTORY (FORTY SEVEN MILLION EIGHT HUNDRED FIFTY-FIVE THOUSAND UNITED STATES DOLLARS IN 2002), THE MAJORITY OF WHICH CAN ONLY BE ACQUIRED ABROAD.

12. INFORMATION BY SEGMENTS (REFERENCE TO ANNEX 6)

THE INFORMATION BY SEGMENTS IS BROKEN DOWN BELOW:

2003

DESCRIPTION	RECEIPTS	NET PROFIT (ESTIMATED)	IDENTIFIABLE ASSETS
DOMESTIC	Ps. 14,300,663	Ps. 2,459,137	Ps. 58,298,504
EXPORT	5,251,230	802,318	866,121

Ps. 19,551,893	Ps. 3,261,455	Ps. 59,164,625

2002

DESCRIPTION RECEIPTS NET
PROFIT
(ESTIMATED) IDENTIFIABLE
ASSETS

DOMESTIC	Ps. 14,058,498	Ps. 2,738,628	Ps. 56,630,813	
EXPORT	4,724,572		517,767	81,863
	Ps. 18,783,070	Ps. 3,256,395	Ps. 57,442,676	

13. FINANCIAL INSTRUMENTS

THE FINANCIAL INSTRUMENTS THAT POTENTIALLY ARE SUBJECT TO A CONCENTRATION OF RISK CONSIST PRINCIPALLY OF ACCOUNTS RECEIVABLE AND TEMPORARY INVESTMENTS. THE GROUP PLACES ITS EXCESS CASH WITH PRESTIGIOUS CREDIT INSTITUTIONS. THE CONCENTRATION OF CREDIT RISK WITH REGARD TO ACCOUNTS RECEIVABLE IS LIMITED, PRINCIPALLY DUE TO THE LARGE NUMBER OF CUSTOMERS AND THEIR GEOGRAPHIC DISPERSION. THE GROUP BELIEVES THAT THE ESTIMATE FOR UNCOLLECTIBLE ACCOUNTS ADEQUATELY COVERS THOSE THAT MAY REPRESENT A RISK OF RECOVERY AND CONTINUOUSLY MONITORS THEIR BEHAVIOR. IF NECESSARY IT ADJUSTS THE ESTIMATE.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE **GMODELO** QUARTER: **2** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 DIBLO, S.A. DE C.V.		243,229,213	76.75	2,912,876	36,727,298
TOTAL INVESTMENT IN SUBSIDIARIES				**2,912,876**	**36,727,298**
ASSOCIATEDS					
1 DIRECCION DE FABRICAS	HOLDING	165,000,000	41.05	65,824	2,152,830
2 EXTRACTOS Y MALTAS	TRANSFORMATION OF BARLEY INTO MALT	1,050,000	26.30	87	105,767
3 GONDI	HOLDING	202,489,721	7.16	195	190,238
4 SEEGER INDUSTRIAL	MACHINERY MANUFACTURERS	248,000	81.30	9,274	26,701
5 ESTIMACION PARA BAJA DE VALOR EN LIBROS		1	0.00	0	(72,038)
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**75,380**	**2,403,498**
OTHER PERMANENT INVESTMENTS					**117,484**
TOTAL					**39,248,280**

NOTES

GRUPO MODELO, S.A. DE C.V., IS A HOLDING COMPAÑY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V., WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 "COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS".

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	4,404,431	465,527	3,938,904	8,515,571	2,938,656	9,515,819
MACHINERY	9,970,166	1,655,726	8,314,440	14,637,417	7,780,580	15,171,277
TRANSPORT EQUIPMENT	2,843,979	1,062,594	1,781,385	2,844,139	2,179,503	2,446,021
OFFICE EQUIPMENT	234,895	94,122	140,773	232,248	164,156	208,865
COMPUTER EQUIPMENT	506,388	279,954	226,434	202,084	182,258	246,260
OTHER	783,052	393,305	389,747	281,910	190,087	481,570
DEPRECIABLES TOTAL	**18,742,911**	**3,951,228**	**14,791,683**	**26,713,369**	**13,435,240**	**28,069,812**
NOT DEPRECIATION ASSETS						
GROUNDS	1,112,753	0	1,112,753	2,742,589	0	3,855,342
CONSTRUCTIONS IN PROCESS	4,209,848	0	4,209,848	272,766	0	4,482,614
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**5,322,601**	**0**	**5,322,601**	**3,015,355**	**0**	**8,337,956**
TOTAL	**24,065,512**	**3,951,228**	**20,114,284**	**29,728,724**	**13,435,240**	**36,407,768**

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 2 YEAR 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BANCO BILBAO VIZCAYA	31/12/2003	2.07	0	0	0	0	0	0	0	0	25,434	0	0	0	0	0
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**25,434**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
BOTLES			223,312	0	0	0	0	0	0	0	2,189	0	0	0	0	0
PACKAGING			127,958	0	0	0	0	0	0	0	0	0	0	0	0	0
CAN			26,814	0	0	0	0	0	0	0	1,890	0	0	0	0	0
MALT			26,908	0	0	0	0	0	0	0	0	0	0	0	0	0
FUEL			33,356	0	0	0	0	0	0	0	0	0	0	0	0	0
ADVERTISING			22,481	0	0	0	0	0	0	0	8,111	0	0	0	0	0
SPARE PARTS			19,781	0	0	0	0	0	0	0	8,880	0	0	0	0	0
LABELS			2,220	0	0	0	0	0	0	0	0	0	0	0	0	0
FREIGHT			16,925	0	0	0	0	0	0	0	2,839	0	0	0	0	0
ELECTRICITY			1,959	0	0	0	0	0	0	0	0	0	0	0	0	0
WATER AND ICE			13,764	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER RAW MATERIALS			20,296	0	0	0	0	0	0	0	91,222	0	0	0	0	0
MACHINERY AND EQUIPMENT			11,802	0	0	0	0	0	0	0	28,966	0	0	0	0	0
SERVICES			7,751	0	0	0	0	0	0	0	3,195	0	0	0	0	0
PALLET			9,857	0	0	0	0	0	0	0	0	0	0	0	0	0
FEES			1,822	0	0	0	0	0	0	0	821	0	0	0	0	0
MAINTENANCE			3,721	0	0	0	0	0	0	0	0	0	0	0	0	0
COMPUTER EQUIPMENT			2,622	0	0	0	0	0	0	0	352	0	0	0	0	0
ELECTRIC EQUIPMENT			598	0	0	0	0	0	0	0	0	0	0	0	0	0
MAIL AND PHONE			415	0	0	0	0	0	0	0	0	0	0	0	0	0
SOFT DRINKS			11,008	0	0	0	0	0	0	0	0	0	0	0	0	0
CORN			28,753	0	0	0	0	0	0	0	0	0	0	0	0	0
CUSTOM EXPENSES			89	0	0	0	0	0	0	0	3,964	0	0	0	0	0
PROMOTIONAL ITEMS			9,345	0	0	0	0	0	0	0	0	0	0	0	0	0
LEASING			246	0	0	0	0	0	0	0	2,248	0	0	0	0	0
BARLEY			226	0	0	0	0	0	0	0	0	0	0	0	0	0
RICE			2,509	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTION LIABILITIES			18,371	0	0	0	0	0	0	0	109	0	0	0	0	0
TOLL			252	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
STATIONERY			56	0	0	0	0	0	0	0	0	0	0	0	0	0
CHEMICAL PRODUCTS			3,817	0	0	0	0	0	0	0	0	0	0	0	0	0
CLEANING MATERIALS			114	0	0	0	0	0	0	0	0	0	0	0	0	0
PLANE TICKETS			30	0	0	0	0	0	0	0	0	0	0	0	0	0
WINE AND LICORS			10	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHERS			119,385	0	0	0	0	0	0	0	409	0	0	0	0	0
BEER			0	0	0	0	0	0	0	0	58,495	0	0	0	0	0
TOTAL SUPPLIERS			**768,583**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**213,690**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			1,017,611	0	0	0	0	0	0	0	28,564	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**1,017,611**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**28,564**	**0**	**0**	**0**	**0**	**0**
			1,786,194	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**267,688**	**0**	**0**	**0**	**0**	**0**

NOTES

STOCK EXCHANGE CODE **GMODELO** QUARTER: **2** YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	490,438	5,205,941	0	0	5,205,941
OTHER	71,120	749,204	0	0	749,204
TOTAL	**561,558**	**5,955,145**			**5,955,145**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	37,026	386,817	254	2,706	389,523
INVESTMENTS	9,118	92,566	5,374	49,505	142,071
OTHER	84,570	886,587	5,101	53,649	940,236
TOTAL	**130,714**	**1,365,970**	**10,729**	**105,860**	**1,471,830**
NET BALANCE	**430,844**	**4,589,175**	**(10,729)**	**(105,860)**	**4,483,315**
FOREING MONETARY POSITION					
TOTAL ASSETS	**111,146**	**1,152,980**	**2,064**	**19,528**	**1,172,508**
LIABILITIES POSITION	**24,813**	**258,319**	**892**	**9,369**	**267,688**
SHORT TERM LIABILITIES POSITION	24,813	258,319	892	9,369	267,688
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**86,333**	**894,661**	**1,172**	**10,159**	**904,820**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

NOTES

THE U.S. DOLLAR IS VALUATED AT THE EXCHANGE RATE OF $10.37 PESOS FOR ASSETS AND $10.41 PESOS FOR LIABILITIES PER U.S. DOLLAR.

THE EXPENSES IN OTHER CURRENCIES WITH THEIR EQUIVALENT IN DOLLARS ARE INTEGRATED AS FOLOWS:

RAW MATERIAS: EUROS
CAPITAL EXPENDITURES: EUROS
OTHERS: EUROS AND YENS.
THE POSITION OF FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, IN THE ASSETS, CORRESPONDS TO EUROS.
..., IN THE LIABILITIES, CORRESPONDS TO EUROS AND YENS.

THE AMOUNT IN DOLLARS AND ITS EQUIVALENT IN LOCAL CURRENCY OF THE EXPORTS IN THE TRADE BALANCE, ARE DIFFERENT THAN THE AMOUNTS PRESENTED IN THE REFERENCE R22 "FOREIGN NET SALES" AND R23 "TRANSLATED INTO DOLLARS", BECAUSE THE TRADE BALANCE INCLUDES THE DISCOUNTS FOR PAYMENT OFFERED IN ADVANCED TO THE CLIENTS, THIS EXPENSES ARE REGISTERED IN THE REFERENCE R29 "OTHER NET EXPENSES (INCOME) NET".

STOCK EXCHANGE CODE **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	13,994,085	4,109,271	(9,884,814)	0.00	(39,960)
FEBRUARY	13,722,029	3,587,707	(10,134,322)	0.00	(28,151)
MARCH	14,203,157	3,752,740	(10,450,417)	0.01	(65,966)
APRIL	14,824,588	3,847,142	(10,977,446)	0.00	(18,741)
MAY	13,337,594	4,298,436	(9,039,158)	0.00	29,167
JUNE	13,812,628	3,860,348	(9,952,280)	0.00	1,434
ACTUALIZATION:	0	0	0	0.00	(389)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(122,606)**

NOTES

STOCK EXCHANGE CODE **GMODELO** QUARTER: **2** YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

-------------------NOT APPLY---------------------

ACTUAL SITUATION OF FINANCIAL LIMITED

-----------------NOT APPLY----------------------------

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE **GMODELO** QUARTER: **2** YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.	BREWERY	11,100	94
CERVECERIA MODELO DE GUADALAJ	BREWERY	5,050	97
CIA. CERVECERA DEL TROPICO, S	BREWERY	7,000	100
CERVECERIA DEL PACIFICO, S.A.	BREWERY	2,000	84
CERVECERIA MODELO DE TORREON,	BREWERY	2,850	100
CERVECERIA MODELO DEL NOROEST	BREWERY	3,000	91
CIA. CERVECERA DE ZACATECAS,	BREWERY	15,000	75
CEBADAS Y MALTAS, S.A. DE C.V	TRANSFORMATION OF BARLEY INTO MALT	150	100

NOTES

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSAND OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSAND OF TONS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE **GMODELO** QUARTER: **2** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**

Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MALT	CEBADAS Y MALTAS, S.A. DE C.V	MALT	CARGILL MALT		
MALT	EXTRACTOS Y MALTAS, S.A. DE C	MALT	RAHR MALTING CO.		
		MALT	INTERNATIONAL MALTING COMPANY	SI	7.92
CORN	ARANCIA COC, S.A. DE C.V.			SI	3.42
RICE	IPACPA, S.A. DE C.V.			SI	0.70
		HOPS	JOHN I. HAAS INC. S.S. STEINER INC.	NO	1.01

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

)CK EXCHANGE CODE GMODELO
JPO MODELO, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
	20,812	7,320,881	14,898	12,568,583		NEGRA MODELO	
		0	0			CORONA	
		0	0			MODELO ESPECIAL	
		0	0			VICTORIA	CONSUMER
		0	0			PACIFICO	
		0	0			ESTRELLA	
		0	0			MODELO LIGHT	
		0	0			LEON	
		0	0			MONTEJO	
R INCOME		0	0	1,732,080			
)TAL		7,320,881		4,300,663			

)CK EXCHANGE CODE **GMODELO**
JPO MODELO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
		0	5,980	5,251,230		CORONA	CONSUMER
		0	0		U.S.A.	MODELO ESPECIAL	
		0	0		CANADA	NEGRA MODELO	
		0	0		EUROPE	CORONA LIGHT	
		0	0		ASIA	PACIFICO	
)TAL				5,251,230			

IOTES

THE VOLUME IS PRESENTED IN THOUSAND OF HECTOLITERS.
THE AMOUNT IS PRESENTED IN THOUSAND OF PESOS.
IN THE ANNEX 11 "DOMESTIC SELLS", THE TOTAL PRODUCTION IS 20,812 THOUSAND HECTOLITERS AND INCLUDES THE PRODUCTION FOR THE DOMESTIC AND EXPORT MARKETS BECAUSE THE EXPORT PRODUCTION CAN NOT BE CAPTURED

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2002 — 11,073,975

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,251,759,632

[ ] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
II	A,B,C	3,251,759,632.00	24/04/2003	38,678.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOM	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2003 — 12,093,982

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,251,759,632

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 4,034,766

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 3,251,759,632

[ ] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
II	A,B,C	3,251,759,632.00	30/04/2003	1,759,852.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SH	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 30 OF JUNIO OF 2003 — 2,381,259

Number of shares Outstanding at the Date of the NFEAR (Units) — 3,251,759,632

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **2** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION MEXI	CAN SUSCRIPTI	ON FIXED	VARIABLE	
A		12	1,459,389,728		1,459,389,728		785,996	
B		12		1,142,017,984		1,142,017,984		1,085,855
C		12		650,351,920		650,351,920		967,801
TOTAL			**1,459,389,728**	**1,792,369,904**	**1,459,389,728**	**1,792,369,904**	**785,996**	**2,053,656**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
3,251,759,632

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 2 YEAR: 2003

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 01 OF JANUARY TO 30 OF JUNE **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. EMILIO FULLAONDO BOTELLA **SUBDIRECTOR DE FINANZAS**	**C.P. NARCISO GALVEZ PEÑA** **CONTRALOR GENERAL CORPORATIVO**

MEXICO, D.F., AT JULY 18 OF 2003

STOCK EXCHANGE CODE: DATE: 18/07/03

GENERAL DATA OF THE COMPANY

NAME:	GRUPO MODELO, S.A. DE C.V.
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx
INTERNET ADDRESS :	WWW.gmodelo.com.mx

FISCAL DATA OF THE COMPANY

REGISTRATION NUMBER:	GMO911121340
FISCAL ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F..

RESPONSIBLE OF PAYMENTS

NAME:	C.P. ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92

PRINCIPAL OFFICERS

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD
NAME:	DON ANTONINO FERNANDEZ RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

POSITION BMV:	CHIEF EXECUTIVE OFFICER
POSITION:	CHIEF EXECUTIVE OFFICER
NAME:	ING. CARLOS FERNÁNDEZ GONZALEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	cfernandez@gmodelo.com.mx

POSITION BMV:	CHIEF FINANCIAL OFICER
POSITION:	CHIEF FINANCIAL OFICER
NAME:	C.P. ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	ealcalde@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
NAME:	C.P. EMILIO FULLAONDO BOTELLA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	efullaondo@gmodelo.com.mx

POSITION BMV:	SECOND RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	SECOND RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
NAME:	C.P. NARCISO GALVEZ PEÑA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-59-43
E-MAIL:	ngalvez@gmodelo.com.mx

POSITION BMV:	GENERAL COUNSEL
POSITION:	GENERAL COUNSEL
NAME:	LIC. JORGE SIEGRIST PRADO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	jsiegrist@gmodelo.com.mx

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTOR
POSITION:	GENERAL COUNSEL
NAME:	LIC. JORGE SIEGRIST PRADO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	jsiegrist@gmodelo.com.mx

POSITION BMV:	ALTERNATE SECRETARY
POSITION:	EXCECUTIVE DIRECTOR
NAME:	LIC. JUAN SÁNCHEZ-NAVARRO REDO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-28-61
E-MAIL:	jsanare@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING INFORMATION BY EMISNET
POSITION:	CERTIFIED FOR SENDING INFORMATION BY EMISNET
NAME:	C.P. ALFREDO GARCIA HERNANDEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	agarcia@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING RELEVANT EVENTS BY EMISNET
POSITION:	CERTIFIED FOR SENDING RELEVANT EVENTS BY EMISNET
NAME:	LIC. JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

[Leterhead of Grupo Modelo, S.A. de C.V.]

August 09, 2003

Comisión Nacional Bancaria y de Valores
Insurgentes Sur No. 1971
Torre Sur, Piso 7
Col. Guadalupe Inn
México, D.F. 06500

Mr. Carlos Quevedo López
General Manager of Market Supervision

Dear Mr. Quevedo:

Pursuant to the provisions set forth in the circular of issuers, publishede in the Official Gazette of the Federation on March 19, 2003, regarding the information corresponding to the second quarter of 2003, which may be provided to the Comission, to the *Bolsa de Valores,* and to the investors, we hereby states:

The undersigned states under oath that, in the scope of our respective functions, we prepared the information related to the issuer contained in this quarterly report, which, to our knowledge reflects in a reasonable basis the situation of the issuer. Likewise, we state that, we do not have knowledge of material information that has been omitted or falsified in this quarterly report or that it contains information that could lead investor to error.

We hope that with this information we comply to that set forth in the circular of issuers, please do not hesitate to contact us regarding any comment to the above mentioned.

Sincerely

Ing. Carlos Fernandez González
Chief Executive Officer

C.P. Ernesto Alcalde y Rodríguez
Chief Financial Officer

EXHIBIT G

Quarterly Information

Consolidated Financial Statements of the first quarter of 2003.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** Quarter: 1 Year: 2003

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**59,677,259**	100	**56,917,289**	100
2	**CURRENT ASSETS**	**19,141,592**	**32**	**18,099,191**	**32**
3	CASH AND SHORT-TERM INVESTMENTS	10,476,317	18	9,872,946	17
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	720,445	1	1,230,852	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	645,418	1	183,209	0
6	INVENTORIES	4,858,465	8	4,617,576	8
7	OTHER CURRENT ASSETS	2,440,947	4	2,194,608	4
8	**LONG-TERM**	**2,663,419**	**4**	**2,120,536**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	140,366	0	146,850	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	2,414,976	4	1,941,739	3
11	OTHER INVESTMENTS	108,077	0	31,947	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**36,271,238**	**61**	**35,405,013**	**62**
13	PROPERTY	16,745,595	28	15,825,887	28
14	MACHINERY AND INDUSTRIAL EQUIPMENT	24,539,810	41	22,854,728	40
(NET) 15	OTHER EQUIPMENT	7,552,311	13	8,394,470	15
16	ACCUMULATED DEPRECIATION	17,056,284	29	16,386,556	29
17	CONSTRUCTION IN PROGRESS	4,489,806	8	4,716,484	8
18	**DEFERRED ASSETS (NET)**	**479,824**	**1**	**542,570**	**1**
19	**OTHER ASSETS**	**1,121,186**	**2**	**749,979**	**1**
20	**TOTAL LIABILITIES**	**10,863,796**	100	**11,401,876**	100
21	**CURRENT LIABILITIES**	**3,847,138**	**35**	**3,794,836**	**33**
22	SUPPLIERS	801,241	7	911,968	8
23	BANK LOANS	0	0	3,571	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,608,540	15	1,590,886	14
26	OTHER CURRENT LIABILITIES	1,437,357	13	1,288,411	11
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**7,016,658**	**65**	**7,607,040**	**67**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**48,813,463**	100	**45,515,413**	100
34	**MINORITY INTEREST**	**11,767,128**	**24**	**11,532,416**	**25**
35	**MAJORITY INTEREST**	**37,046,335**	**76**	**33,982,997**	**75**
36	**CONTRIBUTED CAPITAL**	**14,507,278**	**30**	**14,507,278**	**32**
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,839,652	6	2,839,652	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	10,761,800	22	10,761,800	24
39	PREMIUM ON SALES OF SHARES	874,055	2	874,055	2
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	31,771	0	31,771	0
41	**CAPITAL INCREASE (DECREASE)**	**22,539,057**	**46**	**19,475,719**	**43**
42	RETAINED EARNINGS AND CAPITAL RESERVE	21,527,926	44	18,337,220	40
43	REPURCHASE FUND OF SHARES	572,151	1	572,151	1
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(559,343)	(1)	(431,475)	(1)
45	NET INCOME FOR THE YEAR	998,323	2	997,823	2

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **1** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**10,476,317**	100	**9,872,946**	100
46	CASH	437,735	4	620,568	6
47	SHORT-TERM INVESTMENTS	10,038,582	96	9,252,378	94
18	**DEFERRED ASSETS (NET)**	**479,824**	100	**542,570**	100
48	AMORTIZED OR REDEEMED EXPENSES	202,164	42	250,239	46
49	GOODWILL	277,660	58	292,331	54
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**3,847,138**	100	**3,794,836**	100
52	FOREING CURRENCY LIABILITIES	306,693	8	351,364	9
53	MEXICAN PESOS LIABILITIES	3,540,445	92	3,443,472	91
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**1,437,357**	100	**1,288,411**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,437,357	100	1,288,411	100
27	**LONG-TERM LIABILITIES**	**0**	100	**0**	100
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**7,016,658**	100	**7,607,040**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	6,427,090	92	7,064,736	93
67	OTHERS	589,568	8	542,304	7
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(559,343)**	100	**(431,475)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	3,973,839	710	3,973,839	921
71	INCOME FROM NON-MONETARY POSITION ASSETS	(4,533,182)	(810)	(4,405,314)	(1,021)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 1 YEAR: 2003
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	15,294,454	14,304,355
73	PENSIONS FUND AND SENIORITY PREMIUMS	2,835,998	2,559,085
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	23,931	23,750
76	WORKERS (*)	24,301	25,240
77	CIRCULATION SHARES (*)	3,251,759,632	3,251,759,632
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 1 YEAR: 2003

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
R		Amount	%	Amount	%
1	**NET SALES**	**8,732,739**	**100**	**8,570,251**	**100**
2	COST OF SALES	3,843,289	44	3,977,760	46
3	**GROSS INCOME**	**4,889,450**	**56**	**4,592,491**	**54**
4	OPERATING EXPENSES	2,591,351	30	2,462,207	29
5	**OPERATING INCOME**	**2,298,099**	**26**	**2,130,284**	**25**
6	TOTAL FINANCING COST	(102,193)	(1)	(12,364)	0
7	**INCOME AFTER FINANCING COST**	**2,400,292**	**27**	**2,142,648**	**25**
8	OTHER FINANCIAL OPERATIONS	(62,741)	(1)	36,565	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,463,033**	**28**	**2,106,083**	**25**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,152,340	13	764,238	9
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,310,693**	**15**	**1,341,845**	**16**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	(151)	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**1,310,693**	**15**	**1,341,694**	**16**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,310,693**	**15**	**1,341,694**	**16**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,310,693**	**15**	**1,341,694**	**16**
19	NET INCOME OF MINORITY INTEREST	312,370	4	343,871	4
20	**NET INCOME OF MAJORITY INTEREST**	**998,323**	**11**	**997,823**	**12**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 1 YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**8,732,739**	**100**	**8,570,251**	**100**
21	DOMESTIC	6,427,516	74	6,419,799	75
22	FOREIGN	2,305,223	26	2,150,452	25
23	TRANSLATED INTO DOLLARS (***)	212,145	2	222,901	3
6	**TOTAL FINANCING COST**	**(102,193)**	**100**	**(12,364)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	33,166	32	15,935	129
26	INTEREST EARNED	219,987	215	161,117	1,303
27	EXCHANGE PROFITS	53,438	52	12,418	100
28	GAIN DUE TO MONETARY POSITION	138,066	135	145,236	1,175
8	**OTHER FINANCIAL OPERATIONS**	**(62,741)**	**100**	**36,565**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(62,741)	(100)	36,565	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,152,340**	**100**	**764,238**	**100**
32	INCOME TAX	917,656	80	759,634	99
33	DEFERED INCOME TAX	(216)	0	(195,778)	(26)
34	WORKERS' PROFIT SHARING	234,900	20	200,382	26
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **1** YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	9,329,942	9,138,639
37	NET INCOME OF THE YEAR	1,349,239	917,172
38	NET SALES (**)	37,668,851	35,854,298
39	OPERATION INCOME (**)	9,717,367	8,576,299
40	NET INCOME OF MAYORITY INTEREST(**)	4,281,975	3,989,657
41	NET CONSOLIDATED INCOME (**)	5,690,455	5,467,250

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 1 YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,310,693**	**1,341,694**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	419,942	186,416
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,730,635**	**1,528,110**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(799,908)	65,533
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**930,727**	**1,593,643**
6	CASH FLOW FROM EXTERNAL FINANCING	(193,032)	(36,481)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(193,032)**	**(36,481)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(620,063)**	**(595,136)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	117,632	962,026
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,358,685	8,910,920
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	10,476,317	9,872,946

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 1 YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**419,942**	**186,416**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	455,587	457,504
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(35,645)	(271,088)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(799,908)**	**65,533**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(253,157)	(298,093)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	57,670	108,323
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(287,304)	(102,631)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(161,881)	(64,420)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(155,236)	422,354
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(193,032)**	**(36,481)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	3,571
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(193,032)	(40,052)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS		
31	(-) DIVIDENS PAID		
32	+ PREMIUM ON SALE OF SHARES		
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(620,063)**	**(595,136)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(119)	(4,611)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(663,620)	(209,040)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	68,826	(356,132)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(25,150)	(25,353)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **1** YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	15.01 %	15.66 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	11.56 %	11.74 %
3	NET INCOME TO TOTAL ASSETS (**)	9.54 %	9.61 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(10.53) %	(10.82) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.63 times	times 0.63
7	NET SALES TO FIXED ASSETS (**)	1.04 times	times 1.01
8	INVENTORIES ROTATION (**)	3.46 times	times 3.60
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	days 6	days 11
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00 %	4.87 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	18.20 %	20.03 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	times 0.22	times 0.25
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	2.82 %	3.08 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	0.00 times	times 0.00
16	NET SALES TO TOTAL LIABILITIES (**)	3.47 times	times 3.14
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	times 4.98	times 4.77
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.71 times	3.56 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.76 times	times 1.59
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	272.31 %	260.17 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	19.82 %	17.83 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(9.16) %	0.76 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00 times	0.00 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	100.00 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	107.02 %	35.12 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **1** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.32	$ 1.23
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 1.32	$ 1.23
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.75	$ 1.68
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 11.39	$ 10.45
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.92 times	2.33 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	16.56 times	19.76 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

NOTES TO FINANCIAL STATEMENTS (1)

CONSOLIDATED
Preliminary Printing

THE ESTIMATED I.N.P.C. [Indice Nacional de Precios al Consumidor = National Consumer Price Index] USED FOR THE END OF THE MONTH OF MARCH, 2003, WAS 104.281

R06: THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS [Unidades de Inversion = Investment Units], AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATED DECEMBER 27, 1999, IS COMPLIED WITH.

R22: THE AMOUNT OF DOLLARS AND THE EQUIVALENT IN MEXICAN CURRENCY OF THE EXPORTS OF THE CURRENCY BALANCE DIFFER FROM THE AMOUNTS PRESENTED IN REFERENCES R22 "FOREIGN SALES" AND R23 "CONVERSION TO DOLLARS", BECAUSE THE CURRENCY BALANCE IS AFFECTED BY DISCOUNTS FOR PROMPT PAYMENT THAT WERE GIVEN TO CUSTOMERS, AND THESE EXPENSES ARE LOCATED IN REFERENCE R29 "NET OTHER EXPENSES AND (PRODUCTS)".

THE CHARGE FROM THE APPLICATION OF THE INITIAL EFFECT OF THE DEFERRED TAX ON SHAREHOLDERS' EQUITY OF THE MAJORITY INTEREST WAS MADE IN THE ACCUMULATED PROFITS ACCOUNT WITH REFERENCE S42 FOR AN AMOUNT OF PS. 4,545,201, THIS BASED ON THE PROVISION OF BULLETIN D-4 INDICATING THAT THE INITIAL EFFECT OF THE APPLICATION OF THIS PRINCIPLE IS PRESENTED IN ONLY ONE ACCOUNT. THIS LINE WAS USED, SINCE IN THE SIFIC THERE IS NO REFERENCE IN WHICH WE CAN SHOW SAID EFFECT.

REFERENCE R37 "TAX RESULT FOR THE PERIOD" CORRESPONDS TO THAT OF GRUPO MODELO, DETERMINED ON THE BASIS OF THE TAX CONSOLIDATION RÉGIME.

THE CONTRIBUTIONS MADE TO PENSION PLANS AND THE EFFECT OF THE RESTRUCTURING OF THE MINORITY INTEREST CAPITAL ARE INCLUDED IN REFERENCE C26 "OTHER FINANCING". THIS IS BECAUSE IN REFERENCE C7 "FLOW FROM OWN FINANCING" THERE IS NO ITEM THAT ALLOWS NOTING THOSE MATTERS.

STARTING ON THIS DATE BONUSES IN KIND ARE RECLASSIFIED TO COST OF SALES. HERETOFORE THEY WERE INCLUDED WITHIN SALES. IN THIS MANNER GROSS INCOME IS NOT MODIFIED AND THE AMOUNT OF SALES AND COST OF SALES IS SHOWN MORE CLEARLY. THE FIGURES FOR THE PRIOR YEAR CONTAIN THIS RECLASSIFICATION TO MAINTAIN THE COMPARABILITY OF THE FIGURES. AN AMOUNT OF PS. 175,748 HAS BEEN RECLASSIFIED, INCREASING REFERENCES R21 "DOMESTIC NET SALES" AND R2 "COST OF SALES" AND BY VIRTUE OF INCREASING THOSE REFERENCES, REFERENCES R36 "TOTAL SALES" AND R38 "NET SALES" ARE MODIFIED BY THE SAME AMOUNT.

(1) THE NOTES CORRESPONDING TO THE FIGURES IN THE BASIC FINANCIAL STATEMENTS, THE BREAKDOWNS THEREOF AND OTHER ITEMS ARE INCLUDED IN THIS ANNEX.

REPORT OF THE GENERAL MANAGER (1)
(Discussion and Analysis by the General Manager of the Financial Condition and Results of Operations of the Company)

ANNEX 1

CONSOLIDATED
Preliminary Printing

Grupo Modelo, S.A. de C.V. and Subsidiaries
Report on results obtained
In the First Quarter of 2003

Mexico, D.F., on April 22, 2003. Grupo Modelo presented its results for the first quarter of 2003. In them it is notable that operating profit showed a solid growth of 7.9%, which contributed to the operating margin of 26.3%, a figure that is 1.4 percentage points greater than that for the same period of the prior year.

Its sales in the first quarter showed a growth of 1.9% compared to the same period of the prior year, by reaching 8,733 million pesos. This result was influenced by the increase of 7.1% in export sales, with respect to which the slide of the exchange rate continues to favor the income of the Group.

During the first quarter of 2003, the total volume of beer fell 1.5% with respect to the same period of the prior year. This figure is the result of a growth of 1.2% in domestic volume and a fall of 7.8% in export volume. The latter represented 28.0% of total volume. The fall in the export market is due to a difficult basis of comparison, since in the same period of the prior year prices were increased for the United States market, which resulted in accumulation of inventory in the distribution chain for Modelo products in the United States. It is important to mention that in the first quarter sales to end users in that country have performed favorably within the category of import beers.

The cost of sales decreased by 3.4%, contributing to an expansion of 240 basis points in gross margin. In this manner gross margin reached 56.0%. This was achieved by means of efficiencies in the costs of production, due to the timely and advance purchase of certain raw materials and operating improvements, which were helped by a greater proportion of sales in returnable glass, given the decrease in exports.

Operating expenses showed an increase of 5.2%, principally resulting from expenses of advertising materials for points of sale. Depreciation and amortization reached 456 million pesos, which represented 5.2% of net sales, a percentage comparable to that experienced in 2002. EBITDA (Operating Profits + Depreciation - Participation in results of affiliates) reached 2,674 million pesos, a figure 6.4% greater than that achieved in the same period of the prior year.

The integral cost of financing, favorable to Grupo Modelo, reached 102.2 million pesos, which represented an increase of 726.5%. This is due principally to the greater real interest rates observed during the period.

The effective rate of taxes was 46.8%, compared with 36.3% in the prior year. The change is due principally to deferred taxes, since in 2002 they were favored by the decrease in the tax rate.

REPORT OF THE GENERAL MANAGER (1)
(Discussion and Analysis by the General Manager of the Financial Condition and Results of Operations of the Company)

ANNEX 1

In the first quarter of 2003 Grupo Modelo made investments of 595 million pesos, using its own resources, destined to the various areas of the organization: Compania Cervecera del Tropico, 40.4%; Breweries and Other Factories, 36.9%; Sales, 22.7%.

As of this date, Grupo Modelo has cash and temporary investments representing 17.6% of total assets, which reached 59,677.3 million pesos, which represented a growth over the last twelve months of 4.8%. On the other hand, the financial strength of the Company has been maintained through a capital structure without long-term debt and with short-term operating liabilities of 3,847.1 million pesos. Shareholders' equity reached 48,813.5 million pesos, representing a growth of 7.2% with respect to 2002.

On April 21, 2003, in the Ordinary General Shareholders' Meeting, a cash dividend of Ps. 1,759,852,312.84 was declared, coming from the balance of the Reinvested Net Tax Profits Account on the basis of Ps. 0.5412 for each one of the 3,251,759,632 outstanding shares. The amount of the dividend was increased by 55.3% in real terms with respect to the prior year and represents 41.6% of the Majority Net Profit for 2002. The dividend will be paid in one disbursement starting April 28, 2003. It is appropriate to note that the ex-coupon date is April 24, 2003.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

TICKER NAME: GMODELO QUARTER: 1 YEAR: 2003
GRUPO MODELO, S.A. DE C.V.

NOTES COMPLEMENTARY TO FINANCIAL INFORMATION (1)

ANNEX 2
CONSOLIDATED
Preliminary Printing

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2003 AND 2002
(FIGURES IN THOUSANDS OF CONSTANT PESOS AT MARCH 31, 2003)

1. FORMATION AND PURPOSE (REFERENCE TO ANNEX 3)

A) THE MAIN ACTIVITY OF GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES (GROUP) IS THE PRODUCTION AND SALE OF BEER, WHICH BEGAN IN 1925.

B) THE PRINCIPAL ACTIVITY OF GRUPO MODELO, S.A. DE C.V. IS INVESTMENT IN SHARES REPRESENTING 76.75% OF THE CAPITAL OF DIBLO, S. A. DE C. V.; THE PURPOSE OF THE LATTER IS THE HOLDING OF REAL ESTATE AND INVESTMENT IN SHARES OF SUBSIDIARIES; THESE ARE MOSTLY DEDICATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD. THE MOST IMPORTANT IN ACCORDANCE WITH THEIR ACTIVITY AND SHAREHOLDERS' EQUITY ARE:

	PERCENTAGE IN THE SHARES REPRESENTING CAPITAL
MANUFACTURERS OF BEER:	
CERVECERIA MODELO, S. A. DE C. V.	100
COMPANIA CERVECERA DE ZACATECAS, S. A. DE C. V.	100
COMPANIA CERVECERA DEL TROPICO, S. A. DE C. V.	100
CERVECERIA MODELO DE GUADALAJARA, S. A. DE C. V.	100
CERVECERIA MODELO DEL NOROESTE, S. A. DE C. V.	100
CERVECERIA MODELO DE TORREON, S. A. DE C. V.	100
CERVECERIA DEL PACIFICO, S. A. DE C. V.	100
===	
TRANSFORMER OF BARLEY TO MALT:	
CEBADAS Y MALTAS, S. A. DE C. V.	100
===	
MANUFACTURER OF MACHINERY	

INAMEX DE CERVEZA Y MALTA, S. A. DE C. V. 100
===

MANUFACTURER OF PLASTIC LIDS AND BOTTLES:

ENVASES Y TAPAS MODELO, S.A. DE C.V. 100
===

AGENCIES DISTRIBUTING BEER AND OTHER PRODUCTS:

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

TICKER NAME: GMODELO QUARTER: 1 YEAR: 2003
GRUPO MODELO, S.A. DE C.V.

NOTES COMPLEMENTARY TO FINANCIAL INFORMATION (1)

ANNEX 2
PAGE 2
CONSOLIDATED
Preliminary Printing

CERVEZA CORONA EN GUADALAJARA, S.A. DE C.V.	100
LA MODELO EN MONTERREY, S. A. DE C. V.	100
DISTRIBUIDORA PACIFICO Y MODELO DE LA PAZ, S. A. DE C. V.	100
CERVEZA CORONA EN COLIMA, S.A. DE C.V.	100
IMPULSORA MERCANTIL DE SALTILLO, S.A. DE C.V.	100
SOCIEDAD MERCANTIL DE MORELOS, S.A. DE C.V.	100
EXPANSION MERCANTIL HIDALGUENSE, S.A. DE C.V.	100
LA CERVEZA CORONA DEL CENTRO, S.A. DE C.V.	100
CERVEZAS MODELO EN VALLARTA, S.A. DE C.V.	100
PROMOTORA COMERCIAL DEL BAJIO, S.A. DE C.V.	100
COMERCIAL NUEVA LAGUNA, S. A. DE C. V.	100
IMPULSORA MERCANTIL SAN PABLO, S. A. DE C. V.	100
EXPANSION COMERCIAL DE ZUMPANGO, S. A. DE C. V.	100
LAS CERVEZAS DE MEXICO EN PUEBLA, S.A. DE C.V.	100
DISTRIBUIDORA PACIFICO Y MODELO DE MAZATLAN, S. A. DE C. V.	100
LA CORONA DE LOS REYES, S.A. DE C.V.	100
CERVEZA CORONA DE ZACATECAS, S.A. DE C.V.	100
IMPULSORA MERCANTIL DE LA COSTA, S. A. DE C. V.	77
PROMOTORA OAXAQUENA, S.A. DE C.V.	61
DISTRIBUIDOR MODELO DE TOLUCA, S. A. DE C. V.	60

===

CONTROLLER OF COMPANIES DISTRIBUTING BEER AND OTHER PRODUCTS ABROAD:

PROCERMEX, INC. 100
===

REAL ESTATE COMPANIES WHERE BEER AND OTHER PRODUCTS ARE DISTRIBUTED:

INMOBILIARIA DE TAMPICO, S. A. DE C. V. 100
PROMOTORA DEL SURESTE, S. A. DE C. V. 100

INMOBILIARIA BAJACAL, S. A. DE C. V.	100
IMPULSORA DEL NAZAS, S. A. DE C. V.	100
IMPULSORA TAPATIA, S. A. DE C. V.	100
IMPULSORA DE LA PERIFERIA, S. A. DE C. V.	100
ADMINISTRACION Y PROMOCION DE INMUEBLES, S. A. DE C. V.	100
METROPOLITANA DE BIENES RAICES, S. A. DE C. V.	100
IMPULSORA POTOSINA, S. A. DE C. V.	100
PROMOTORA E IMPULSORA ACAPULQUENA, S. A. DE C. V.	80

===

2. ACCOUNTING POLICIES

THE ACCOUNTING POLICIES OF THE GROUP USED IN THE PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS ARE IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THOSE PRINCIPLES REQUIRE THE MANAGEMENT OF THE GROUP TO MAKE ESTIMATES BASED ON CIRCUMSTANCES AND TO USE CERTAIN ASSUMPTIONS IN ORDER TO DETERMINE THE VALUE OF SOME ENTRIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS.

MANAGEMENT OF THE GROUP BELIEVES THAT THE ESTIMATES AND ASSUMPTIONS USED AT THE DATE OF ISSUANCE OF THE CONSOLIDATED FINANCIAL STATEMENTS ARE REASONABLE, EVEN THOUGH THEY MAY VARY FROM THEIR FINAL EFFECT. THE PRINCIPAL ACCOUNTING POLICIES ARE SUMMARIZED BELOW:

A) CONSOLIDATION- THERE IS AN ESTABLISHED PRACTICE OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS THAT INCLUDE THE FINANCIAL SITUATION AND RESULTS OF THE COMPANIES IN WHICH DIBLO, S. A. DE C. V. HAS CONTROL AND DIRECT OR INDIRECT PARTICIPATION IN MORE THAN 50% OF THE CAPITAL; SIGNIFICANT INTERCOMPANY TRANSACTIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

B) BASES OF PREPARATION- THE GROUP HAS THE PRACTICE OF INCORPORATING THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION IN THE CONSOLIDATED FINANCIAL STATEMENTS, IN ACCORDANCE WITH INTEGRATED BULLETIN B-10, ISSUED BY THE INSTITUTO MEXICANO DE CONTADORES PUBLICOS, A. C. (IMCP).

C) COMPARABILITY- THE FIGURES IN THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO ARE UNIFORMLY EXPRESSED IN PESOS HAVING ACQUISITIVE POWER ON MARCH 31, 2003, BY MEANS OF THE APPLICATION OF FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (INPC).

D) CONVERSION OF FINANCIAL INFORMATION OF FOREIGN SUBSIDIARIES- THE CONVERSION TO MEXICAN PESOS OF THE FINANCIAL INFORMATION OF FOREIGN SUBSIDIARIES, BASIC TO CONSOLIDATION, WAS MADE IN ACCORDANCE WITH THE GUIDELINES OF BULLETIN B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS", ISSUED BY THE IMCP, FOLLOWING THE METHOD OF INTEGRATED FOREIGN OPERATION; FOR THE CONVERSION OF MONETARY ENTRIES, THE FREE BUYING EXCHANGE RATE OF PS. 10.58 (PS. 8.99 IN 2002) PER UNITED STATES DOLLAR WAS USED; NON-MONETARY ENTRIES AND THE PROFIT AND LOSS STATEMENT WERE CONVERTED TO MEXICAN CURRENCY IN ACCORDANCE WITH THE EXCHANGE RATE IN EFFECT ON THE DATE ON WHICH THE TRANSACTIONS GIVING RISE TO THEM WERE EFFECTUATED. THE RESULTS OF THIS CONVERSION ARE PRESENTED WITHIN THE INTEGRAL RESULT OF FINANCING.

E) CASH-EQUIVALENT SECURITIES- INVESTMENTS IN SECURITIES CORRESPOND TO

FINANCIAL INSTRUMENTS WITH BUSINESS PURPOSES AND FINANCIAL INSTRUMENTS AVAILABLE FOR SALE AND ARE VALUED AT THEIR REASONABLE VALUE, WHICH IS SIMILAR TO MARKET VALUE. THE REASONABLE VALUE IS THE AMOUNT FOR WHICH A FINANCIAL ASSET CAN BE EXCHANGED OR A FINANCIAL LIABILITY PAID, BETWEEN INTERESTED AND WILLING PARTIES, IN A TRANSACTION IN FREE COMPETITION.

F) INVENTORY- IT IS VALUED IN ACCORDANCE WITH THE LAST-IN FIRST-OUT METHOD AND UPDATED BY THE REPLACEMENT OR MANUFACTURING COST METHOD. THE UPDATING DOES NOT EXCEED MARKET VALUE.

G) COST OF SALES- IT WAS UPDATED BASED ON THE UPDATED VALUE OF INVENTORY.

H) INVESTMENT IN SHARES OF UNCONSOLIDATED AFFILIATES AND SUBSIDIARIES- PERMANENT INVESTMENTS IN SHARES ARE RECORDED AT ACQUISITION COST AND ARE VALUED BY APPLYING THE PARTICIPATION METHOD. THE PARTICIPATION IN PROFITS OF AFFILIATED COMPANIES THAT MANUFACTURE INPUTS NECESSARY FOR THE PRODUCTION OF BEER ARE PRESENTED BY DECREASING THE COST OF SALES.

I) PROPERTY, PLANT AND EQUIPMENT- THEY ARE RECORDED AT ACQUISITION COST AND UPDATED BY MEANS OF APPLICATION OF INFLATION FACTORS FROM THE INPC TO THE NET REPLACEMENT VALUE DETERMINED BY INDEPENDENT EXPERTS AS FROM DECEMBER 31, 1996; AND IN ACCORDANCE WITH THE DATE OF ACQUISITION, IN THE CASE OF PURCHASES AFTER THAT DATE.

J) WORK IN PROGRESS AND ADVANCES TO SUPPLIERS- THEY ARE RECORDED AT THE VALUE AT WHICH EXPENDITURES ARE MADE AND ARE UPDATED BY MEANS OF APPLICATION OF INFLATION FACTORS FROM THE INPC, IN ACCORDANCE WITH THE AGE OF THE EXPENDITURE.

K) DEPRECIATION- IT WAS CALCULATED ON THE UPDATED VALUE OF PROPERTY, PLANT AND EQUIPMENT, ON THE BASIS OF THE PROBABLE USEFUL LIFE DETERMINED BY INDEPENDENT EXPERTS; STARTING WITH ACQUISITIONS IN 1997, THE USEFUL LIVES ARE DETERMINED BY THE TECHNICAL DEPARTMENT OF THE GROUP.

L) AMORTIZABLE EXPENSES- THEY ARE RECORDED AT THE COST OF ACQUISITION AND ARE UPDATED BY MEANS OF APPLICATION OF INFLATION FACTORS FROM THE INPC, IN ACCORDANCE WITH THE AGE OF THE EXPENDITURE. LICENSES AND PERMITS ARE RECORDED AT THEIR ACQUISITION VALUE, WHICH AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS IS SIMILAR TO THEIR MARKET VALUE. GOOD WILL IS THE RESULT OF COMPARISON OF THE PURCHASE VALUE OF PERMANENT INVESTMENTS IN SHARES AND THE ACCOUNTING VALUE THEREOF.

M) AMORTIZATION- THE ORIGINAL AMOUNT AND THE UPDATING OF STARTUP AND ORGANIZATION EXPENSES ARE AMORTIZED BY THE STRAIGHT-LINE METHOD ON THE BALANCE AT THE END OF EACH PERIOD. THE RATE USED FOR ACCOUNTING PURPOSES IS 10%; GOOD WILL IS AMORTIZED IN THE PERIOD IN WHICH THE GROUP BELIEVES THE INVESTMENT WILL BE RECOVERED.

N) FOREIGN CURRENCY- ASSETS AND LIABILITIES THAT REPRESENT RIGHTS AND OBLIGATIONS TO BE COLLECTED OR PAID IN FOREIGN CURRENCY ARE CONVERTED TO MEXICAN CURRENCY AT THE RATE OF EXCHANGE IN EFFECT ON THE DATE THEY ARE ESTABLISHED. BALANCES AT THE END OF THE PERIOD ARE VALUED AT THE RATE OF EXCHANGE IN EFFECT AT THE CLOSE OF THE PERIOD AND THE RESULTING DIFFERENCES ARE DIRECTLY RECORDED IN THE RESULTS THEREOF, BEING A PART OF THE INTEGRAL

FINANCING RESULT.

Ñ) EMPLOYEE RETIREMENT OBLIGATIONS- EMPLOYMENT OBLIGATIONS FOR PROJECTED BENEFITS, AS WELL AS ENTRIES PENDING AMORTIZATION AND THE NET COST OF THE PERIOD RELATED TO SENIORITY PAYMENTS AND PENSION PLANS OF PERSONNEL ARE DETERMINED UNDER THE UNITARY COST METHOD, BY INDEPENDENT ACTUARIES, AND ARE RECORDED IN ACCORDANCE WITH THE GUIDELINES ESTABLISHED BY BULLETIN D-3 "LABOR OBLIGATIONS" ISSUED BY THE IMCP. CONTRIBUTIONS TO TRUSTS THAT MANAGE THE ASSETS OF THE PLAN ARE DETERMINED ON THE SAME BASES AS IN PRIOR PERIODS AND CORRESPOND TO PENSION PLANS APPROVED BY THE TREASURY AUTHORITIES.

O) PAYMENTS OF INDEMNIFICATION FOR DISMISSALS- THE PRACTICE OF CHARGING THEM TO THE RESULTS OF THE PERIOD WHEN MADE IS FOLLOWED.

P) DEFERRED INCOME TAX AND PARTICIPATION OF WORKERS IN PROFITS- TO RECOGNIZE DEFERRED INCOME TAX, THE GROUP USES THE METHOD OF INTEGRAL ASSETS AND LIABILITIES, WHICH CONSISTS OF DETERMINING SAID TAX BY APPLYING THE CORRESPONDING INCOME TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING AND TAX VALUES OF THE ASSETS AND LIABILITIES AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS. AS FOR THE PARTICIPATION OF THE WORKERS IN DEFERRED PROFITS THERE ARE NO TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING RESULT AND THE APPLICABLE TAX BASIS FOR PARTICIPATION OF WORKERS IN PROFITS THAT COULD GIVE RISE TO A SIGNIFICANT DEFERRED ASSET OR LIABILITY.

Q) UPDATING OF SHAREHOLDERS' EQUITY- IT IS UPDATED BY MEANS OF APPLICATION OF INFLATION FACTORS FROM THE INPC, IN ACCORDANCE WITH THE AGE OR DATE OF CONTRIBUTION. THE EFFECTS OF THE UPDATING ARE PRESENTED IN THE CONSOLIDATED FINANCIAL STATEMENTS IN EACH OF THE ACCOUNTS GIVING RISE TO THEM.

R) INSUFFICIENCY IN UPDATING OF CAPITAL- THE BALANCE OF THIS ACCOUNT IS REPRESENTED BY THE ALGEBRAIC SUM OF THE ITEMS "RESULT FROM HOLDING OF NONMONETARY ASSETS", AND "ACCUMULATED PATRIMONIAL MONETARY RESULT", WHICH ARE DESCRIBED BELOW:

RESULT FROM HOLDING OF NONMONETARY ASSETS- IT REPRESENTS THE CHANGE IN THE VALUE OF NONMONETARY ASSETS FOR REASONS OTHER THAN INFLATION. IT IS DETERMINED ONLY WHEN THE SPECIFIC COST METHOD IS USED, SINCE THESE ARE COMPARED AGAINST THE UPDATES DETERMINED BY MEANS OF THE INPC. IF THE SPECIFIC COSTS ARE GREATER THAN THE INDICES THERE IS A GAIN FROM HOLDING, OTHERWISE THERE IS A LOSS. THE RESULT FROM HOLDING OF NONMONETARY ASSETS GENERATED UNTIL 1996, BY THE UPDATING OF FIXED ASSETS, IS UPDATED LIKE THE OTHER ACCOUNTS OF SHAREHOLDERS' EQUITY.

ACCUMULATED PATRIMONIAL MONETARY RESULT- IT IS THE RESULT THAT AROSE FROM THE INITIAL UPDATE OF THE FIGURES IN THE FINANCIAL STATEMENTS.

S) RESULT FROM MONETARY POSITION- IT REPRESENTS THE EFFECT PRODUCED BY INFLATION ON MONETARY ASSETS AND LIABILITIES, EVEN WHEN THEY CONTINUE TO HOLD THEIR SAME NOMINAL VALUE. WHEN MONETARY ASSETS ARE GREATER THAN MONETARY LIABILITIES, A LOSS IN MONETARY POSITION ARISES, SINCE WHEN THEY ARE USED AN AMOUNT EQUAL TO THE NOMINAL VALUE IS AVAILABLE, BUT WITH A LESSER ACQUISITIVE POWER. WHEN LIABILITIES ARE GREATER, THERE IS A GAIN, SINCE THEY ARE PAID WITH MONEY HAVING LESSER ACQUISITIVE POWER. THESE EFFECTS ARE CHARGED OR CREDITED TO RESULTS, BEING A PART OF THE INTEGRAL FINANCING RESULT.

T) INTEGRAL PROFIT- BULLETIN B-4 "INTEGRAL PROFIT" REQUIRES THAT THE VARIOUS ITEMS THAT COMPRISE CAPITAL GAINED DURING THE PERIOD BE SHOWN IN THE STATEMENT OF VARIATIONS IN SHAREHOLDERS' EQUITY, UNDER THE INTEGRAL PROFIT ITEM.

3. INVENTORY

THE BALANCE OF THIS ENTRY IS COMPRISED OF THE FOLLOWING:

ITEM	2003	2002
PACKAGING	Ps. 1,890,448	Ps. 1,804,477
FINISHED PRODUCT AND WORK IN PROGRESS	1,192,980	1,140,961
RAW MATERIALS	805,838	845,626
PARTS AND REPLACEMENT PARTS	529,596	554,117
MERCHANDISE IN TRANSIT AND ADVANCES TO SUPPLIERS	401,095	58,766
ADVERTISING ITEMS	114,309	253,315
	Ps. 4,934,266	Ps. 4,657,262
LESS- ESTIMATE FOR SLOW-MOVING INVENTORY	(75,801)	(39,686)
	Ps. 4,858,465	Ps. 4,617,576

4. INVESTMENT IN SHARES OF UNCONSOLIDATED AFFILIATES AND SUBSIDIARIES (REFERENCE TO ANNEX 3)

A) THE FIGURES IN THE CONSOLIDATED FINANCIAL STATEMENTS DO NOT INCLUDE THE FINANCIAL SITUATION OF SEEGER INDUSTRIAL, S.A., SINCE THE ACCOUNTING POLICIES FOLLOWED BY THAT SUBSIDIARY DIFFER FROM THOSE OF THE OTHER COMPANIES THAT FORM THE GROUP. INVESTMENT IN THE SUBSIDIARY REPRESENTS LESS THAN 0.03% (0.01% IN 2002) OF CONSOLIDATED ASSETS. IT IS EXPECTED THAT IN FUTURE PERIODS CHANGES TO THE ACCOUNTING POLICIES AND THE CORRESPONDING ADJUSTMENTS WILL BE MADE.

B) THE AMOUNT OF THE INVESTMENT IN SHARES OF UNCONSOLIDATED AFFILIATES AND SUBSIDIARIES INCLUDES PARTICIPATION IN THE PROFITS OF THOSE ENTITIES IN THE AMOUNT OF PS. 79,977 (PS. 75,309 IN 2002).

5. NET PROPERTY, PLANT AND EQUIPMENT (REFERENCE TO ANNEX 4)

A) DEPRECIATION FOR THE PERIOD AMOUNTED TO PS. 438,676 (PS. 438,399 IN 2002).

B) MANAGEMENT OF THE GROUP BELIEVES THAT CONCLUSION OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS WILL REQUIRE ADDITIONAL INVESTMENT OF APPROXIMATELY PS. 4,617,706 (PS. 3,329,775 IN 2002), WHICH WILL BE DESTINED TO THE CONSTRUCTION OF WAREHOUSES, OFFICES AND ACQUISITION AND INSTALLATION OF NEW PRODUCTION LINES AND EXPANSION OF PRODUCTION CAPACITY IN THE FACTORIES. THIS WORK WILL BE CONCLUDED BETWEEN 2004 AND 2005.

6. CONTINGENCIES AND COMMITMENTS

A) THE GROUP HAS A PENSION AND SENIORITY PAYMENT PLAN TO COVER THE OBLIGATIONS

ESTABLISHED BY ITS EMPLOYMENT CONTRACTS AND THE FEDERAL LABOR LAW. THESE PAYMENTS ARE ONLY REQUIRED AFTER HAVING WORKED FOR A CERTAIN NUMBER OF YEARS.

- AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, THE AMOUNT OF THE ACCUMULATED LIABILITY FOR LABOR OBLIGATIONS UPON RETIREMENT OF PERSONNEL BREAKS DOWN AS FOLLOWS:

DESCRIPTION	2003	2002
OBLIGATIONS FOR CURRENT BENEFITS	Ps. 3,735,045	Ps. 2,988,708
ADDITIONAL AMOUNT FOR ANTICIPATED BENEFITS	351,513	300,079
OBLIGATIONS FOR ANTICIPATED BENEFITS	Ps. 4,086,558	Ps. 3,288,787
PLAN ASSETS (FUNDS IN TRUST)	(3,006,016)	(2,463,546)
	Ps. 1,080,542	Ps. 825,241
AMOUNTS TO BE AMORTIZED OVER A PERIOD OF 18 TO 24 YEARS:		
FOR ADJUSTMENTS TO VARIATIONS	(1,648,636)	(1,217,121)
FOR PAST SERVICES	34,635)	(36,755)
PROJECTED NET ASSETS	(Ps. 602,729)	(428,635)
INTEGRATED ADDITIONAL LIABILITIES FOR:		
INTANGIBLE ASSETS	493,609	207,458
ADJUSTMENT OF CAPITAL	698,688	763,481
ACCUMULATED LIABILITIES	Ps. 589,568	Ps. 542,304

- INTANGIBLE ASSETS AND THE ADJUSTMENT OF CAPITAL ARE CREATED BY THOSE SUBSIDIARIES WITH RESPECT TO WHICH THE FUNDS IN TRUST AND THE CURRENT NET LIABILITIES ARE LESS THAN THE OBLIGATIONS FOR CURRENT BENEFITS.

- THE CONTRIBUTIONS TO TRUSTS THAT MANAGE THE ASSETS OF THE PLAN DURING THE PERIOD AMOUNTED TO PS. 104,618 (PS. 89,396 IN 2002). DURING THE PERIOD THE TRUSTS MADE PAYMENTS OF PS. 26,817 (PS. 25,814 IN 2002) TO BENEFICIARIES.

- THE NET COST FOR THE PERIOD AMOUNTED TO PS. 60,343 (PS. 49,732 IN 2002), AND LIKE THE OBLIGATIONS FOR PROJECTED BENEFITS, WAS DETERMINED BASED ON AN ESTIMATED REAL RATE OF RETURN OF 5% AND AVERAGE SALARY INCREASES OF 1.5% IN BOTH PERIODS.

- THE TAX PROVISIONS REGARDING PENSION AND RETIREMENT PLAN FUNDS PROVIDE THAT THE INVESTMENTS MADE IN SECURITIES ISSUED BY THE COMPANY ITSELF OR BY COMPANIES THAT ARE CONSIDERED TO BE RELATED PARTIES MAY NOT EXCEED 10% OF THE TOTAL AMOUNT OF THE RESERVE FOR THESE FUNDS, PROVIDED THAT THEY ARE SECURITIES APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION. IF THIS PERCENTAGE IS EXCEEDED, THERE IS A TERM OF UP TO DECEMBER 31, 2006, FOR THE AMOUNT OF THESE INVESTMENTS NOT TO EXCEED 10% OF THE INDICATED RESERVE.

B) THERE IS AN UNQUANTIFIED LIABILITY FOR INDEMNIFICATIONS REQUIRED TO BE PAID TO PERSONNEL, IN THE CASES CONTEMPLATED BY THE FEDERAL LABOR LAW AND THE COLLECTIVE LABOR CONTRACT. DURING THE PERIOD INDEMNIFICATIONS WERE PAID IN

THE AMOUNT OF PS. 19,684 (PS. 15,063 IN 2002).

C) THERE ARE VARIOUS CLAIMS BEFORE COMPETENT AUTHORITIES FOR VARIOUS REASONS. IN THE OPINION OF THE OFFICERS AND ATTORNEYS OF THE GROUP, THESE MATTERS WILL BE RESOLVED IN A FAVORABLE MANNER; IF NOT, THE RESULT OF THE LAWSUITS WILL NOT SIGNIFICANTLY AFFECT THE FINANCIAL SITUATION OR THE RESULTS OF ITS OPERATIONS.

D) AT THE CLOSE OF THE PERIOD THERE ARE COMMITMENTS TO PURCHASE INVENTORY, MACHINERY AND EQUIPMENT FOR APPROXIMATELY SEVENTY FIVE MILLION FOUR HUNDRED FIFTY THOUSAND UNITED STATES DOLLARS (ONE HUNDRED TWENTY EIGHT MILLION TWO HUNDRED TWENTY ONE THOUSAND UNITED STATES DOLLARS IN 2002).

E) IN THE 2000 AND 2001 PERIODS TRUE LEASE AGREEMENTS WERE ENTERED INTO FOR AIR TRANSPORT EQUIPMENT, ESTABLISHING OBLIGATORY TERMS OF TEN YEARS AND SEVEN YEARS AND MONTHLY RENTALS OF ONE HUNDRED SEVENTY THOUSAND AND TWENTY FOUR THOUSAND UNITED STATES DOLLARS, RESPECTIVELY.

7. CAPITAL AND ACCUMULATED PROFITS (REFERENCE TO CHARACTERISTICS OF SHARES CORRESPONDING TO PAID IN CAPITAL).

A) COMPOSITION OF UPDATING OF SOME SHAREHOLDERS' EQUITY ACCOUNTS:

ITEM	HISTORIC FIGURES	EFFECTS OF UPDATING	UPDATED FIGURES
CAPITAL	2,839,652	Ps. 10,761,800	Ps. 13,601,452
SHARE PREMIUM	193,388	712,438	905,826
ACCUMULATED PROFITS:			
LEGAL RESERVE	854,494	96,623	1,251,117
RESERVE FOR ACQUISITION OF OWN SHARES	150,000	422,151	572,151
TO BE APPLIED	17,398,647	7,934,271	25,332,918
PROFIT FOR THE PERIOD	992,725	5,598	998,323
TOTAL	Ps. 22,428,906	Ps. 15,176,772	Ps. 37,605,678

B) THE PRINCIPAL CHARACTERISTICS OF THE OUTSTANDING SHARES ARE:

FIXED CAPITAL:

SERIES A CLASS I SHARES- WITHOUT RIGHT OF RETIREMENT, REPRESENTED BY 1,459,389,728 COMMON SHARES, FULLY SUBSCRIBED AND PAID, WITH VOTING RIGHTS, THEY MUST ALWAYS REPRESENT 56.10% OF THE VOTING SHARES REPRESENTING CAPITAL AND ONLY MAY BE ACQUIRED DIRECTLY OR INDIRECTLY BY PHYSICAL OR LEGAL PERSONS OF MEXICAN NATIONALITY.

VARIABLE CAPITAL:

SERIES B CLASS II SHARES- REPRESENTED BY 1,142,017,984 COMMON SHARES, FULLY SUBSCRIBED AND PAID, WITH VOTING RIGHTS, AT NO TIME MAY THEY REPRESENT MORE THAN 43.90% OF THE TOTAL VOTING SHARES REPRESENTING CAPITAL AND THEY ARE OF

FREE SUBSCRIPTION.

SERIES C CLASS II SHARES- REPRESENTED BY 650,351,920 COMMON SHARES, FULLY SUBSCRIBED AND PAID, WITHOUT VOTING RIGHTS AND AT NO TIME WILL THEY REPRESENT MORE THAN 20% OF CAPITAL.

8. INTEGRAL PROFIT

THE INTEGRAL PROFIT OF THE GROUP FOR THE PERIOD IS AS FOLLOWS:

DESCRIPTION	2003	2002
NET PROFIT	Ps. 1,310,693	Ps. 1,341,694
RESULT FROM HOLDING NONMONETARY ASSETS	(41,415)	(101,815)
INTEGRAL PROFIT	Ps. 1,269,278	Ps. 1,239,879

9. INCOME TAX (ISR), ASSETS TAX (IA), PARTICIPATION OF

WORKERS IN PROFITS (PTU) AND RESTRICTIONS ON PROFITS:

A) THE PROVISION FOR ISR AND IA AT DECEMBER 31 IS SET FORTH BELOW:

ITEM	2003	2002
ISR INCURRED	Ps. 912,206	Ps. 728,877
IA	5,450	30,757
ISR DEFERRED	(216)	(195,778)
	Ps. 917,440	Ps. 563,856

B) IN THE FIRST QUARTER OF 2002, THE DEFERRED TAX IS BENEFITED BY APPROXIMATELY PS. 150,000, COMING FROM THE GRADUAL REDUCTION OF THE RATE OF THE ISR, WHICH IN ACCORDANCE WITH TAX PROVISIONS WILL BE INTRODUCED BETWEEN 2003 AND 2005, GOING FROM 35% TO 32%.

C) DEFERRED TAX- THE PRINCIPAL TEMPORARY ENTRIES THAT GAVE RISE TO LIABILITIES FOR DEFERRED TAXES AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS ARE SET FORTH BELOW:

ITEM	2003	2002
FIXED ASSETS AND OTHER ASSETS	Ps. 5,336,053	Ps. 5,972,699
INVENTORY	1,236,747	1,380,090
EMPLOYMENT OBLIGATIONS UPON RETIREMENT	183,909	132,403
CUSTOMERS	(134,334)	(64,231)
PROVISIONS FOR LIABILITIES	(39,915)	(42,341)
SUBTOTAL	Ps. 6,582,460	Ps. 7,378,620

TAX CREDITS CORRESPONDING TO:

TAX LOSSES	(71,756)	(204,536)
ASSETS TAX TO BE RECOVERED	(83,614)	(109,348)
TOTAL LIABILITY FOR DEFERRED TAX	Ps. 6,427,090	Ps. 7,064,736

D) AT THE DATE OF THE BALANCE SHEET THERE WERE TAX LOSSES THAT WILL AFFECT THE CONSOLIDATED TAX RESULT BY PS. 127,195 (PS. 36,448 IN 2002), WHICH MAY BE AMORTIZED AGAINST THE TAX PROFITS OF FUTURE PERIODS, AFTER UPDATING. DURING THE PERIOD PS. 13,621 (PS. 3,735 IN 2002) OF THE LOSSES OF PRIOR PERIODS HAVE BEEN AMORTIZED AT HISTORIC VALUES.

E) THE ISR INCURRED IS DETERMINED BY APPLYING THE RATE OF 34% TO THE CONSOLIDATED TAX RESULT AND, INDIVIDUALLY, TO EACH ONE OF THE CONTROLLED COMPANIES AS PROVIDED IN THE CURRENT ISR LAW.

F) THE IA IS INCURRED AT THE RATE OF 1.8% ON THE NET AMOUNT OF CERTAIN ASSETS AND LIABILITIES, ONLY WHEN THIS EXCEEDS THE APPLICABLE ISR.

G) THE PTU IS CALCULATED BY APPLYING THE RATE OF 10% TO THE BASE DETERMINED IN ACCORDANCE WITH THE SPECIAL RULES SET FORTH IN THE ISR LAW.

H) AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS THERE ARE PS. 152,845 (PS. 103,507 IN 2002) OF IA, FOR WHICH REASON A REFUND CAN BE REQUESTED DURING THE TEN FOLLOWING PERIODS AFTER UPDATING, PROVIDED THAT THE ISR IS GREATER THAN THE IA IN ANY OF THOSE PERIODS.

- THERE ARE COMPANIES THAT DID NOT INCUR ISR, FOR WHICH REASON THE IA FOR THE PERIOD WAS CONSIDERED TO BE AN ACCOUNT RECEIVABLE IN THOSE COMPANIES WITH RESPECT TO WHICH THERE IS ASSURANCE THAT SAID AMOUNT WILL BE CREDITABLE AGAINST ISR IN FUTURE PERIODS, AND IS RECORDED IN THE GENERAL BALANCE SHEET, TOGETHER WITH THE DEFERRED TAX, IN ACCORDANCE WITH THE PROVISIONS OF REVISED BULLETIN D-4. THE ACCUMULATED AFFECT AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS IS PS. 83,614 (PS. 91,778 IN 2002) AT HISTORIC VALUE.

- THE IA INCURRED BY THOSE CONTROLLED COMPANIES WITH RESPECT TO WHICH IT IS UNCERTAIN THAT SAID TAX WILL BE RECOVERABLE AND IS GREATER THAN THE ISR WAS CHARGED DIRECTLY TO THE RESULTS OF THE PERIOD IN THE AMOUNT OF PS. 5,388 (PS. 29,042 IN 2002) AT HISTORIC VALUE.

I) GRUPO MODELO, S.A. DE C.V. HAS AUTHORIZATION TO DETERMINE THE ISR USING THE TAX CONSOLIDATION RÉGIME, TOGETHER WITH ITS DIRECT AND INDIRECT SUBSIDIARIES, IN ACCORDANCE WITH AN AUTHORIZATION FROM THE MINISTRY OF THE TREASURY AND PUBLIC CREDIT. THE PRINCIPAL POINTS REGARDING THE TAX CONSOLIDATION ARE THE FOLLOWING:

- THE PERCENTAGE OF PARTICIPATION OF THE SUBSIDIARIES TO BE CONSOLIDATED IS TAKEN TO BE THE RESULT OF MULTIPLYING THE REAL PARTICIPATION OF THE CONTROLLING COMPANY IN THE CONTROLLED COMPANIES BY A FACTOR OF 0.60. THOSE CONTROLLED COMPANIES THAT HAVE TAX LOSSES TO BE AMORTIZED FROM PRIOR PERIODS THAT HAVE BEEN INCLUDED IN THE DETERMINATION OF THE CONSOLIDATED TAX RESULT AND THAT ARE AMORTIZED AGAINST TAX PROFITS GENERATED IN THE PERIOD ARE TAKEN INTO ACCOUNT AT THE SHARE PARTICIPATION PERCENTAGE (DIRECT OR INDIRECT)

- THE TAX PROFITS OF THE CONTROLLING COMPANY MUST BE INCLUDED IN THE PROCESS OF TAX CONSOLIDATION, ALSO MULTIPLIED BY THE FACTOR OF 0.60.

- THOSE COMPANIES IN WHICH THE DIRECT PARTICIPATION OR INDIRECT PARTICIPATION THROUGH OTHER CONTROLLED COMPANIES IS NOT GREATER THAN 50% MUST NOT BE INCLUDED IN THE TAX CONSOLIDATION PROCESS.

- THE TAX LOSSES OF THE CONTROLLING COMPANY OR THE CONTROLLED COMPANIES, GENERATED AS SEPARATE ENTITIES, WHICH CANNOT BE AMORTIZED UNDER THE CURRENT TAX PROVISIONS, MUST BE ADDED TO THE PROFIT OR SUBTRACTED FROM THE CONSOLIDATED TAX LOSS FOR THE PERIOD IN WHICH THE RIGHT IS LOST.

J) IN THE CASE OF DISTRIBUTION (IN CASH OR IN KIND) OF ACCUMULATED PROFITS, THEY ARE SUBJECT TO PAYMENT OF THE ISR, WHICH IS THE RESPONSIBILITY OF THE COMPANY AND IS CONSIDERED TO BE DEFINITIVE PAYMENT, IN ACCORDANCE WITH THE FOLLOWING:

- DECLARED DIVIDENDS THAT COME FROM THE NET TAX PROFITS ACCOUNT (CUFIN) ARE NOT SUBJECT TO THE PAYMENT OF ISR. DURING 2003 THE EXCESS IS SUBJECT TO 34% TAX, APPLIED TO THE RESULT OF MULTIPLYING THE DIVIDEND PAID BY THE FACTOR OF 1.5152. THE TAX MAY BE CREDITED AGAINST THE ISR INCURRED BY THE COMPANY IN THE PERIOD IN WHICH THE TAX IS PAID OR IN THE TWO FOLLOWING PERIODS. DIVIDENDS PAID ARE NOT SUBJECT TO ANY WITHHOLDING.

- WHEN DIVIDENDS COME FROM THE REINVESTED NET TAX PROFIT ACCOUNT (CUFINRE), THE RATE WILL BE 5%; FOR THOSE DIVIDENDS THAT COME FROM THE REINVESTED NET TAX PROFIT GENERATED IN 1999, THE RATE WILL BE 3%, APPLIED TO THE RESULT OF MULTIPLYING THE DIVIDEND PAID BY THE FACTOR OF 1.5385.

- IN 1999 THE RATE OF THE ISR WAS MODIFIED, ESTABLISHING THE GENERAL RATE AT 35% AND IMPLEMENTING A SCHEME OF DEFERRAL FOR REINVESTMENT OF PROFITS, APPLYING THE RATE OF 30% TO REINVESTED TAX PROFITS, AND IN THE PERIOD IN WHICH THESE ARE DECLARED AS DIVIDENDS THE REMAINING 5% OF THE TAX WILL BE PAID. THE APPLICABLE RATE FOR REINVESTED PROFITS IN 1999 WAS 32%; THEREFORE, DIVIDENDS DECLARED FROM THE CUFINRE CREATED IN 1999 INCURRED THE 3%; THE PROCEDURE DESCRIBED ABOVE WAS IN EFFECT UNTIL 2001 AND THE DEFERRAL OF TAXES CORRESPONDING TO THE BALANCE OF THE CUFINRE WILL BE PAID AS DIVIDENDS ARE PAID IN FUTURE PERIODS.

- AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS THE BALANCES OF THE TAX PROFIT ACCOUNTS WERE:

ITEM	2003	2002
CUFIN	Ps. 11,401,807	Ps. 8,163,514
CUFINRE	4,139,724	4,717,675

K) IN THE CASE OF REDUCTION OF CAPITAL, ANY EXCESS OF SHAREHOLDERS' EQUITY OVER THE BALANCES OF THE CONTRIBUTED CAPITAL ACCOUNTS IS TREATED AS A DISTRIBUTION OF PROFITS AS PROVIDED IN THE CURRENT TAX PROVISIONS.

10. TRANSACTIONS WITH UNCONSOLIDATED RELATED COMPANIES

THE PRINCIPAL TRANSACTIONS ENTERED INTO WITH UNCONSOLIDATED RELATED COMPANIES ARE BROKEN DOWN BELOW:

DESCRIPTION	2003	2002
PURCHASES OF:		
PACKAGING	Ps. 858,311	Ps. 1,047,995
RAW MATERIALS	62,897	89,165
MACHINERY	5,931	13,612
	Ps. 927,139	Ps. 1,150,772
SALES OF:		
RECYCLABLE MATERIALS	Ps. 35,089	Ps. 26,551
MACHINERY AND MAINTENANCE SERVICES	3,147	4,323
FREIGHT FEES COLLECTED	511	446
SERVICES FEES COLLECTED	274	670
	Ps. 39,021	Ps. 31,990

11. INVENTORY IN FOREIGN CURRENCY

AT THE CLOSE OF THE PERIOD THERE WERE APPROXIMATELY FORTY SIX MILLION FOUR HUNDRED THOUSAND UNITED STATES DOLLARS IN INVENTORY (FORTY NINE MILLION SIX HUNDRED FIFTY THOUSAND UNITED STATES DOLLARS IN 2002), THE MAJORITY OF WHICH CAN ONLY BE ACQUIRED ABROAD.

12. INFORMATION BY SEGMENTS (REFERENCE TO ANNEX 6)

THE INFORMATION BY SEGMENTS IS BROKEN DOWN BELOW:

2003

DESCRIPTION	RECEIPTS	NET PROFIT (ESTIMATED)	IDENTIFIABLE ASSETS
DOMESTIC	Ps. 6,427,516	Ps. 964,670	Ps. 58,900,179
EXPORT	2,305,223 3	46,023	777,080
	Ps. 8,732,739	Ps.1,310,693	Ps. 59,677,259

2002

DESCRIPTION RECEIPTS NET
PROFIT
(ESTIMATED) IDENTIFIABLE

ASSETS

DOMESTIC	Ps. 6,244,052	Ps. 1,164,589	Ps. 56,352,356
EXPORT	2,150,452	177,104	564,933
	Ps. 8,394,504	Ps. 1,341,693	Ps. 56,917,289

13. FINANCIAL INSTRUMENTS

THE FINANCIAL INSTRUMENTS THAT POTENTIALLY ARE SUBJECT TO A CONCENTRATION OF RISK CONSIST PRINCIPALLY OF ACCOUNTS RECEIVABLE AND TEMPORARY INVESTMENTS. THE GROUP PLACES ITS EXCESS CASH WITH PRESTIGIOUS CREDIT INSTITUTIONS. THE CONCENTRATION OF CREDIT RISK WITH REGARD TO ACCOUNTS RECEIVABLE IS LIMITED, PRINCIPALLY DUE TO THE LARGE NUMBER OF CUSTOMERS AND THEIR GEOGRAPHIC DISPERSION. THE GROUP BELIEVES THAT THE ESTIMATE FOR UNCOLLECTIBLE ACCOUNTS ADEQUATELY COVERS THOSE THAT MAY REPRESENT A RISK OF RECOVERY AND CONTINUOUSLY MONITORS THEIR BEHAVIOR. IF NECESSARY IT ADJUSTS THE ESTIMATE.

STOCK EXCHANGE CODE **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 DIBLO, S..A. DE C.V.		243,229,213	76.75	2,912,876	37,072,395
TOTAL INVESTMENT IN SUBSIDIARIES				**2,912,876**	**37,072,395**
ASSOCIATEDS					
1 DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	2,156,762
2 EXTRACTOS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	1,050,000	26.30	87	103,089
3 GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	190,238
4 SEEGER INDUSTRIAL, S.A.	MACHINERY MANUFACTURERS	248,000	81.30	9,274	27,858
5 ESTIMACION PARA BAJA DE VALOR EN LIBROS		1	0.00	0	(62,971)
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**75,380**	**2,414,976**
OTHER PERMANENT INVESTMENTS					**108,077**
TOTAL					**39,595,448**

NOTES

GRUPO MODELO, S.A.DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V., WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 "COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS"

STOCK EXCHANGE COD GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 1 YEAR: 2003

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	4,355,516	442,275	3,913,241	8,544,278	2,902,784	9,554,735
MACHINERY	9,857,675	1,551,553	8,306,122	14,682,135	7,667,417	15,320,840
TRANSPORT EQUIPMENT	2,734,006	1,013,011	1,720,995	2,936,804	2,214,663	2,443,136
OFFICE EQUIPMENT	229,803	89,836	139,967	233,866	162,473	211,360
COMPUTER EQUIPMENT	489,001	263,767	225,234	205,158	182,046	248,346
OTHER	466,557	379,642	86,915	257,116	186,817	157,214
DEPRECIABLES TOTAL	**18,132,558**	**3,740,084**	**14,392,474**	**26,859,357**	**13,316,200**	**27,935,631**
NOT DEPRECIATION ASSETS						
GROUNDS	1,096,163	0	1,096,163	2,749,638	0	3,845,801
CONSTRUCTIONS IN PROCESS	4,176,985	0	4,176,985	312,821	0	4,489,806
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**5,273,148**	**0**	**5,273,148**	**3,062,459**	**0**	**8,335,607**
TOTAL	**23,405,706**	**3,740,084**	**19,665,622**	**29,921,816**	**13,316,200**	**36,271,238**

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
BOTTLES			128,607	0	0	0	0	0	0	0	0	0	0	0	0	0
PACKAGING			84,218	0	0	0	0	0	0	0	0	0	0	0	0	0
CAN			21,542	0	0	0	0	0	0	0	976	0	0	0	0	0
MALT			16,726	0	0	0	0	0	0	0	0	0	0	0	0	0
FUEL			38,463	0	0	0	0	0	0	0	0	0	0	0	0	0
ADVERTISING			24,311	0	0	0	0	0	0	0	3,266	0	0	0	0	0
SPARE PARTS			13,128	0	0	0	0	0	0	0	13,908	0	0	0	0	0
LABELS			1,745	0	0	0	0	0	0	0	0	0	0	0	0	0
FREIGHT			15,200	0	0	0	0	0	0	0	6,884	0	0	0	0	0
ELECTRICITY			2,344	0	0	0	0	0	0	0	0	0	0	0	0	0
WATER AND ICE			11,487	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER RAW MATERIALS			16,658	0	0	0	0	0	0	0	74,612	0	0	0	0	0
MACHINERY AND EQUIPMENT			12,968	0	0	0	0	0	0	0	48,242	0	0	0	0	0
SERVICES			11,269	0	0	0	0	0	0	0	4,175	0	0	0	0	0
PALLET			9,032	0	0	0	0	0	0	0	2,399	0	0	0	0	0
FEES			4,061	0	0	0	0	0	0	0	2,245	0	0	0	0	0
MAINTENANCE			10,293	0	0	0	0	0	0	0	74	0	0	0	0	0
COMPUTER EQUIPMENT			621	0	0	0	0	0	0	0	223	0	0	0	0	0
ELECTRIC EQUIPMENT			642	0	0	0	0	0	0	0	0	0	0	0	0	0
CORREOS Y TELEFONOS			994	0	0	0	0	0	0	0	0	0	0	0	0	0
MAIL AND PHONE			19,280	0	0	0	0	0	0	0	0	0	0	0	0	0
SOFT DRINKS			20,914	0	0	0	0	0	0	0	0	0	0	0	0	0
CUSTOM EXPENSES			368	0	0	0	0	0	0	0	1,071	0	0	0	0	0
PROMOTOED ITEMS			1,752	0	0	0	0	0	0	0	0	0	0	0	0	0
LEASING			244	0	0	0	0	0	0	0	230	0	0	0	0	0
RICE			2,484	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTION LIABILITIES			23,977	0	0	0	0	0	0	0	65	0	0	0	0	0
TOLL			62	0	0	0	0	0	0	0	0	0	0	0	0	0
STATIONERY			190	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 1 YEAR 2003

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
CHEMICAL PRODUCTS			4,245	0	0	0	0	0	0	0	0	0	0	0	0	0
CLEANING MATERIALS			18	0	0	0	0	0	0	0	0	0	0	0	0	0
PLANE TICKETS			39	0	0	0	0	0	0	0	0	0	0	0	0	0
HOPS			48,152	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHERS			49,673	0	0	0	0	0	0	0	4,184	0	0	0	0	0
BEER			0	0	0	0	0	0	0	0	42,980	0	0	0	0	0
TOTAL SUPPLIERS			595,707	0	0	0	0	0	0	0	205,534	0	0	0	0	0
OTHER LIABILITIES			1,336,198	0	0	0	0	0	0	0	101,159	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			1,336,198	0	0	0	0	0	0	0	101,159	0	0	0	0	0
			1,931,905	0	0	0	0	0	0	0	306,693	0	0	0	0	0

NOTES

STOCK EXCHANGE CODE **GMODELO** QUARTER: **1** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	210,164	2,283,705	0	0	2,283,705
OTHER	31,389	338,903	0	0	338,903
TOTAL	**241,553**	**2,622,608**			**2,622,608**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	17,460	188,182	86	953	189,135
INVESTMENTS	5,640	60,382	2,027	18,326	78,708
OTHER	43,050	461,026	2,944	31,375	492,401
TOTAL	**66,150**	**709,590**	**5,057**	**50,654**	**760,244**
NET BALANCE	**175,403**	**1,913,018**	**(5,057)**	**(50,654)**	**1,862,364**
FOREING MONETARY POSITION					
TOTAL ASSETS	**84,187**	**890,580**	**1,876**	**19,580**	**910,160**
LIABILITIES POSITION	**26,015**	**281,020**	**2,374**	**25,673**	**306,693**
SHORT TERM LIABILITIES POSITION	26,015	281,020	2,374	25,673	306,693
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**58,172**	**609,560**	**(498)**	**(6,093)**	**603,467**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

NOTES

THE U.S. DOLLAR IS VALUATED AT THE EXCHANGE RATE OF $10.58 PESOS FOR ASSETS AND $10.80 PESOS FOR LIABILITIES PER U.S. DOLLAR.

THE EXPENSES IN OTHER CURRENCIES WITH THEIR EQUIVALENT IN DOLLARS ARE INTEGRATED AS FOLLOWS:

RAW MATERIALS: EUROS
CAPITAL EXPENDITURES: EUROS
OTHERS: EUROS AND YENS
THE POSITION IS FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, IN THE ASSETS, CORRESPONDS TO EUROS.

..., IN THE LIABILITIES, CORRESPONDS TO EUROS AND YENS.

THE AMOUNT DOLLARS AND ITS EQUIVALENT IN LOCAL CURRENCY OF THE EXPORTS IN THE TRADE BALANCE, ARE DIFFERENT THAN THE AMOUNTS PRESENTED IN THE REFERENCE R22 "FFOREIGN NET SALES" AND R23 "TRANSLATED INTO DOLLARS", BECAUSE THE TRADE BALANCE INCLUDES THE DISCOUNTS FOR PAYMENT OFFERED IN ADVANCED TO THE CLIENTS, THIS EXPENSES ARE REGISTERED IN THE REFERENCE R29 "OTHER NET EXPENSES (INCOME) NET"

STOCK EXCHANGE CODE **GMODELO** QUARTER: **1** YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	13,994,085	4,109,271	(9,884,814)	0.00	(39,960)
FEBRUARY	13,722,029	3,587,707	(10,134,322)	0.00	(28,151)
MARCH	14,409,449	3,752,740	(10,656,709)	0.01	(69,326)
ACTUALIZATION:	0	0	0	0.00	(629)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(138,066)**

NOTES

STOCK EXCHANGE CODE **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
----------- NOT APPLY ----------

ACTUAL SITUATION OF FINANCIAL LIMITED
---------- NOT APPLY ----------

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE **GMODELO** QUARTER: **1** YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.	BREWERY	11,100	86
CERVECERIA MODELO DE GUADALAJ	BREWERY	5,050	92
CIA. CERVECERA DEL TROPICO, S	BREWERY	7,000	100
CERVECERIA DEL PACIFICO, S.A.	BREWERY	2,000	77
CERVECERIA MODELO DE TORREON,	BREWERY	2,850	99
CERVECERIA MODELO DEL NOROEST	BREWERY	3,000	80
CIA. CERVECERA DE ZACATECAS,	BREWERY	15,000	65
CEBADAS Y MALTAS, S.A. DE C.V	TRANSFORMATION OF BARLEY INTO MALT	150	97

NOTES

THE INSTALLED CAPACITY IN THE BREWRIES IS MEASURED IN THOUSAND OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSAND OF TONS.

STOCK EXCHANGE CODE **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MALT	CEBADAS Y MALTAS, S.A. DE C.V	MALT	CARGILL MALT		
MALT	EXTRACTOS Y MALTAS, S.A. DE C	MALT	RAHR MALTING CO.		
		MALT	INTERNATIONAL MALTING COMPANY	SI	7.73
CORN	ARANCIA COC, S.A. DE C.V.			SI	3.14
RICE	IPACPA, S.A. DE C.V.			SI	0.66
		HOPS	JOHN I. HAAS INC. S.S. STEINER INC.	NO	0.91

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS -

)CK EXCHANGE CODE GMODELO
JPO MODELO, S.A. DE C.V.

QUARTER: 1 YEAR: 2003

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
	9,457	3,556,005	6,656	5,636,273		NEGRA MODELO	CONSUMER
		0	0			CORONA	
		0	0			MODELO ESPECIAL	
		0	0			VICTORIA	
		0	0			PACIFICO	
		0	0			ESTRELLA	
		0	0			MODELO LIGHT	
		0	0			LEON	
		0	0			MONTEJO	
R INCOME		0	0	791,243			
)TAL		3,556,005		6,427,516			

)CK EXCHANGE CODE **GMODELO**
JPO MODELO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
		0	2,598	2,305,223	U.S.A.	CORONA	CONSUMER
		0	0		CANADA	MODELO ESPECIAL	
		0	0		EUROPE	NEGRA MODELO	
		0	0		ASIA	CORONA LIGHT	
		0	0		LATINAMERICA	PACIFICO	
)TAL				2,305,223			

IOTES

THE VOLUME IS PRESENTED IN THOUSAND OF HECTOLITERS.
THE AMOUNT IS PRESENTED IN THOUSAND OF PESOS.
IN THE ANNEX 11 "DOMESTIC SELLS", THE TOTAL PRODUCTION IS 9,457 THOUSAND HECTOLITERS AND INCLUDES THE PRODUCTION FOR THE DOMESTIC AND EXPORT MARKETS BECAUSE THE EXPORT PRODUCTION CAN NOT BE CAPTURED.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** — 11,113,776

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,251,759,632

[ ] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOM	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2003 — 11,401,807

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,251,759,632

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 4,034,766

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 3,251,759,632

[ ] ARE FIGURES FISCALLY AUDITED?

[X] ARE FIGURES FISCALLY CONSOLIDATED

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SH	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2003 — 4,139,724

Number of shares Outstanding at the Date of the NFEAR (Units) — 3,251,759,632

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **1** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION MEXI	CAN SUSCRIPTI	ON FIXED	VARIABLE	
A		11	1,459,389,728		1,459,389,728		785,996	
B		11		1,142,017,984		1,142,017,984		1,085,855
C		11		650,351,920		650,351,920		967,801
TOTAL			**1,459,389,728**	**1,792,369,904**	**1,459,389,728**	**1,792,369,904**	**785,996**	**2,053,656**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
3,251,759,632

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 1 YEAR: 2003

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **OF JANUARY** TO **OF** **MARCH** **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. ALFREDO GARCIA HERNANDEZ **SUBDIRECTOR DE FINANZAS**	**C.P. NARCISO GALVEZ PEÑA** **CONTRALOR GENERAL CORPORATIVO**

MEXICO, D.F., AT APRIL 22 OF 2003

MEXICAN STOCK EXCHANGE
BOLSA MEXICANA DE VALORES, S.A. DE C.V.

STOCK EXCHANGE CODE: DATE: 22/04/03

GENERAL DATA OF THE COMPANY

NAME:	GRUPO MODELO, S.A. DE C.V.
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx
INTERNET ADDRESS :	WWW.gmodelo.com.mx

FISCAL DATA OF THE COMPANY

REGISTRATION NUMBER:	GMO911121340
FISCAL ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F..

RESPONSIBLE OF PAYMENTS

NAME:	C.P. JUAN FULLAONDO ALBENIZ
ADDRESS:	CAMPOS ELISEOS 400 PISO LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92

PRINCIPAL OFFICERS

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD
NAME:	DON ANTONINO FERNANDEZ RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

POSITION BMV:	CHIEF EXECUTIVE OFFICER
POSITION:	CHIEF EXECUTIVE OFFICER
NAME:	ING. CARLOS FERNÁNDEZ GONZALEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	cfernandez@gmodelo.com.mx

POSITION BMV:	CHIEF FINANCIAL OFICER
POSITION:	CHIEF FINANCIAL OFICER
NAME:	C.P. JUAN FULLAONDO ALBENIZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	jfullaondo@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
NAME:	C.P. ALFREDO GARCIA HERNANDEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	agarcia@gmodelo.com.mx

POSITION BMV:	SECOND RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	SECOND RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
NAME:	C.P. NARCISO GALVEZ PEÑA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-59-43
E-MAIL:	ngalvez@gmodelo.com.mx

POSITION BMV:	GENERAL COUNSEL
POSITION:	GENERAL COUNSEL
NAME:	LIC. JORGE SIEGRIST PRADO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	jsiegrist@gmodelo.com.mx

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTOR
POSITION:	GENERAL COUNSEL
NAME:	LIC. JORGE SIEGRIST PRADO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	jsiegrist@gmodelo.com.mx

POSITION BMV:	ALTERNATE SECRETARY
POSITION:	EXCECUTIVE DIRECTOR
NAME:	LIC. JUAN SÁNCHEZ-NAVARRO REDO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-28-61
E-MAIL:	jsanare@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING INFORMATION BY EMISNET
POSITION:	CERTIFIED FOR SENDING INFORMATION BY EMISNET
NAME:	C.P. ALFREDO GARCIA HERNANDEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	agarcia@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING RELEVANT EVENTS BY EMISNET
POSITION:	CERTIFIED FOR SENDING RELEVANT EVENTS BY EMISNET
NAME:	LIC. JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

EXHIBIT I

Quarterly Information

Consolidated Financial Statements of the third quarter of 2003.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** Quarter: **3** Year: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**61,266,747**	100	**59,093,569**	100
2	**CURRENT ASSETS**	**19,741,932**	**32**	**19,327,441**	**33**
3	CASH AND SHORT-TERM INVESTMENTS	10,865,137	18	10,657,875	18
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,058,418	2	1,031,827	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	211,462	0	358,219	1
6	INVENTORIES	4,723,981	8	5,064,034	9
7	OTHER CURRENT ASSETS	2,882,934	5	2,215,486	4
8	**LONG-TERM**	**2,826,521**	**5**	**2,529,668**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	208,512	0	143,864	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	2,497,797	4	2,242,392	4
11	OTHER INVESTMENTS	120,212	0	143,412	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**36,979,627**	**60**	**35,912,883**	**61**
13	PROPERTY	17,070,832	28	16,588,738	28
14	MACHINERY AND INDUSTRIAL EQUIPMENT	25,087,353	41	24,105,329	41
(NET) 15	OTHER EQUIPMENT	7,892,665	13	7,808,672	13
16	ACCUMULATED DEPRECIATION	17,810,004	29	16,725,274	28
17	CONSTRUCTION IN PROGRESS	4,738,781	8	4,135,418	7
18	**DEFERRED ASSETS (NET)**	**547,680**	**1**	**516,836**	**1**
19	**OTHER ASSETS**	**1,170,987**	**2**	**806,741**	**1**
20	**TOTAL LIABILITIES**	**11,039,463**	100	**11,012,521**	100
21	**CURRENT LIABILITIES**	**3,940,419**	**36**	**4,085,422**	**37**
22	SUPPLIERS	873,653	8	784,709	7
23	BANK LOANS	25	0	10,698	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,738,848	16	2,062,577	19
26	OTHER CURRENT LIABILITIES	1,327,893	12	1,227,438	11
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**7,099,044**	**64**	**6,927,099**	**63**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**50,227,284**	100	**48,081,048**	100
34	**MINORITY INTEREST**	**12,042,937**	**24**	**12,488,955**	**26**
35	**MAJORITY INTEREST**	**38,184,347**	**76**	**35,592,093**	**74**
36	**CONTRIBUTED CAPITAL**	**14,628,726**	**29**	**14,628,726**	**30**
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,839,652	6	2,839,652	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	10,875,666	22	10,875,666	23
39	PREMIUM ON SALES OF SHARES	881,373	2	881,373	2
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	32,035	0	32,035	0
41	**CAPITAL INCREASE (DECREASE)**	**23,555,621**	**47**	**20,963,367**	**44**
42	RETAINED EARNINGS AND CAPITAL RESERVE	19,936,246	40	17,348,147	36
43	REPURCHASE FUND OF SHARES	576,941	1	576,941	1
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(601,304)	(1)	(451,404)	(1)
45	NET INCOME FOR THE YEAR	3,643,738	7	3,489,683	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **3** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**10,865,137**	100	**10,657,875**	100
46	CASH	509,491	5	429,060	4
47	SHORT-TERM INVESTMENTS	10,355,646	95	10,228,815	96
18	**DEFERRED ASSETS (NET)**	**547,680**	100	**516,836**	100
48	AMORTIZED OR REDEEMED EXPENSES	275,015	50	229,270	44
49	GOODWILL	272,665	50	287,566	56
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**3,940,419**	100	**4,085,422**	100
52	FOREING CURRENCY LIABILITIES	321,672	8	225,617	6
53	MEXICAN PESOS LIABILITIES	3,618,747	92	3,859,805	94
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,327,893**	100	**1,227,438**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,327,893	100	1,227,438	100
27	**LONG-TERM LIABILITIES**	**0**	100	**0**	100
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**7,099,044**	100	**6,927,099**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	6,526,328	92	6,445,973	93
67	OTHERS	572,716	8	481,126	7
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(601,304)**	100	**(451,404)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	4,007,102	666	4,007,102	888
71	INCOME FROM NON-MONETARY POSITION ASSETS	(4,608,406)	(766)	(4,458,506)	(988)

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	15,801,513	15,242,019
73	PENSIONS FUND AND SENIORITY PREMIUMS	3,240,838	2,814,024
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	23,688	23,681
76	WORKERS (*)	23,943	24,735
77	CIRCULATION SHARES (*)	3,251,759,632	3,251,759,632
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 3 YEAR 2003
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JULY 1ST TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**9,829,118**	**100**	**9,576,526**	**100**
2	COST OF SALES	4,417,770	45	4,325,744	45
3	**GROSS INCOME**	**5,411,348**	**55**	**5,250,782**	**55**
4	OPERATING EXPENSES	2,783,797	28	2,735,436	29
5	**OPERATING INCOME**	**2,627,551**	**27**	**2,515,346**	**26**
6	TOTAL FINANCING COST	(43,074)	0	(39,442)	0
7	**INCOME AFTER FINANCING COST**	**2,670,625**	**27**	**2,554,788**	**27**
8	OTHER FIANCIAL OPERATIONS	(131,142)	(1)	167,217	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,801,767**	**29**	**2,387,571**	**25**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,310,060	13	973,994	10
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,491,707**	**15**	**1,413,577**	**15**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	338	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	**1,491,707**	**15**	**1,413,915**	**15**
14	INCOME OF DISCONTINOUS OPERATION	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,491,707**	**15**	**1,413,915**	**15**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET COSOLIDATED INCOME**	**1,491,707**	**15**	**1,413,915**	**15**
19	NET INCOME OF MINORITY INTEREST	357,934	4	365,401	4
20	**NET INCOME OF MAJORITY INTEREST**	**1,133,773**	**12**	**1,048,514**	**11**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 3 YEAR 2003
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**9,829,118**	**100**	**9,576,526**	**100**
21	DOMESTIC	7,150,362	73	7,195,787	75
22	FOREIGN	2,678,756	27	2,380,739	25
23	TRANSLATED INTO DOLLARS (***)	249,712	3	229,237	2
6	**TOTAL FINANCING COST**	**(43,074)**	**100**	**(39,442)**	**100**
24	INTREST PAID	14	0	6	0
25	EXCHANGE LOSSES	30,788	71	29,644	75
26	INTEREST EARNED	119,309	277	191,253	485
27	EXCHANGE PROFITS	67,745	157	37,566	95
28	GAIN DUE TO MONETARY POSITION	113,178	263	159,727	405
8	**OTHER FIANCIAL OPERATIONS**	**(131142)**	**100**	**167,217**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(131142)	(100)	167,217	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	**1,310,060**	**100**	**973,994**	**100**
32	INCOME TAX	1,058,570	81	1,210,338	124
33	DEFERED INCOME TAX	23,755	2	(514,969)	(53)
34	WORKERS' PROFIT SHARING	227,735	17	278,625	29
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: 2003

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	29,584,997	100	28,555,561	100
2	COST OF SALES	13,102,327	44	12,863,246	45
3	**GROSS INCOME**	16,482,670	56	15,692,315	55
4	OPERATING EXPENSES	8,331,270	28	8,064,295	28
5	**OPERATING INCOME**	8,151,400	28	7,628,020	27
6	TOTAL FINANCING COST	(324,068)	(1)	(190,099)	(1)
7	**INCOME AFTER FINANCING COST**	8,475,468	29	7,818,119	27
8	OTHER FINANCIAL OPERATIONS	(312,910)	(1)	180,413	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	8,788,378	30	7,637,706	27
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	4,001,189	14	2,933,422	10
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	4,787,189	16	4,704,284	16
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	4,787,189	16	4,704,284	16
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	4,787,189	16	4,704,284	16
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	4,787,189	16	4,704,284	16
19	NET INCOME OF MINORITY INTEREST	1,143,451	4	1,214,601	4
20	**NET INCOME OF MAJORITY INTEREST**	3,643,738	12	3,489,683	12

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**29,584,997**	**100**	**28,555,561**	**100**
21	DOMESTIC	21,600,225	73	21,400,958	75
22	FOREIGN	7,984,772	27	7,154,603	25
23	TRANSLATED INTO DOLLARS (***)	744,412	3	712,398	2
6	**TOTAL FINANCING COST**	**(324,068)**	**100**	**(190,099)**	**100**
24	INTEREST PAID	33	0	37	0
25	EXCHANGE LOSSES	99,287	31	71,557	38
26	INTEREST EARNED	509,200	157	516,972	272
27	EXCHANGE PROFITS	151,252	47	128,406	68
28	GAIN DUE TO MONETARY POSITION	237,064	73	383,685	202
8	**OTHER FINANCIAL OPERATIONS**	**(312,910)**	**100**	**180,413**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(312,910)	(100)	180,413	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**4,001,189**	**100**	**2,933,422**	**100**
32	INCOME TAX	3,172,906	79	2,980,302	102
33	DEFERED INCOME TAX	70,490	2	(779,893)	(27)
34	WORKERS' PROFIT SHARING	757,793	19	733,013	25
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: 2003
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	31,732,061	30,467,352
37	NET INCOME OF THE YEAR	4,388,514	3,628,274
38	NET SALES (**)	38,900,571	37,374,002
39	OPERATION INCOME (**)	10,165,807	9,406,688
40	NET INCOME OF MAYORITY INTEREST(**)	4,477,170	4,434,766
41	NET CONSOLIDATED INCOME (**)	5,860,005	6,012,373

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**4,787,189**	**4,704,284**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,357,003	540,513
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**6,144,192**	**5,244,797**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(922,767)	(247,932)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**5,221,425**	**4,996,865**
6	CASH FLOW FROM EXTERNAL FINANCING	(216,543)	(94,273)
7	CASH FLOW FROM INTERNAL FINANCING	(2,411,623)	(1,144,400)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(2,628,166)**	**(1,238,673)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(2,173,526)**	**(2,081,849)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	419,733	1,676,343
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,445,404	8,981,532
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	10,865,137	10,657,875

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,357,003**	**540,513**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,425,307	1,374,817
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(68,304)	(834,304)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(922,767)**	**(247,932)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(147,859)	(265,236)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	195,078	(489,951)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(711,261)	(106,933)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(97,532)	(290,846)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(161,193)	905,034
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(216,543)**	**(94,273)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	25	10,698
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(216,568)	(104,971)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(2,411,623)**	**(1,144,400)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(2,411,623)	(1,144,400)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(2,173,526)**	**(2,081,849)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(665)	(100,894)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,325,986)	(2,715,631)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(595,511)	824,614
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(251,364)	(89,938)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 3 YEAR 2003
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,357,003**	**540,513**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,425,307	1,374,817
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(157,330)	(265,728)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(922,767)**	**(247,932)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(147,859)	(265,236)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	195,078	(489,951)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(711,261)	(106,933)
21	+ (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT	(97,532)	(290,846)
22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	(161,193)	905,034
6	**CASH FLOW FROM EXERNAL FINANCING**	**(216,543)**	**(94,273)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	25	10,698
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(216,568)	(104,971)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(2,411,623)**	**(1,144,400)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENDS PAID	(2,411,623)	(1,144,400)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,173,526)**	**(2,081,849)**
34	+ (-) INCREASE (DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(665)	(100,894)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,325,986)	(2,715,631)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(595,511)	824,614
37	+ SALE OF OTHER PERMNENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(251,364)	(89,938)

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **3** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	16.18 %	16.47 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	11.73 %	12.46 %
3	NET INCOME TO TOTAL ASSETS (**)	9.56 %	10.17 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	40.99 %	29.21 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(4.95) %	(8.16) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.63 times	0.63 times
7	NET SALES TO FIXED ASSETS (**)	1.05 times	1.04 times
8	INVENTORIES ROTATION (**)	3.66 times	3.35 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	8 days	8 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	400.00 %	11.29 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	18.02 %	18.64 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.22 times	0.23 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	2.91 %	2.05 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	247,012.13 times	206,162.70 times
16	NET SALES TO TOTAL LIABILITIES (**)	3.52 times	3.39 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	5.01 times	4.73 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.81 times	3.49 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.79 times	1.76 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	275.74 %	260.88 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	20.77 %	18.37 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.12) %	(0.87) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	158,225.00 times	135,050.41 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	8.24 %	7.61 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	91.76 %	92.39 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	61.01 %	130.44 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **3** YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.38	$ 1.36
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 1.38	$ 1.36
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.80	$ 1.85
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 11.74	$ 10.95
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.54	$ 0.35
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	2.32 times	2.43 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	19.77 times	19.56 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

NOTES TO FINANCIAL STATEMENTS (1)

CONSOLIDATED
Final Printing

THE ESTIMATED I.N.P.C. [Indice Nacional de Precios al Consumidor = National Consumer Price Index] USED FOR THE END OF THE MONTH OF SEPTEMBER, 2003, WAS 105.154 (101.229 FOR SEPTEMBER OF 2002).

R06: THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS [Unidades de Inversion = Investment Units], AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATED DECEMBER 27, 1999, IS COMPLIED WITH.

THE CHARGE FROM THE APPLICATION OF THE INITIAL EFFECT OF THE DEFERRED TAX ON SHAREHOLDERS' EQUITY OF THE MAJORITY INTEREST WAS MADE IN THE ACCUMULATED PROFITS ACCOUNT WITH REFERENCE S42 FOR AN AMOUNT OF PS. 4,583,252, THIS BASED ON THE PROVISION OF BULLETIN D-4 INDICATING THAT THE INITIAL EFFECT OF THE APPLICATION OF THIS PRINCIPLE IS PRESENTED IN ONLY ONE ACCOUNT. THIS LINE WAS USED, SINCE IN THE SIFIC THERE IS NO REFERENCE IN WHICH WE CAN SHOW SAID EFFECT.

REFERENCE R37 "TAX RESULT FOR THE PERIOD" CORRESPONDS TO THAT OF GRUPO MODELO, DETERMINED ON THE BASIS OF THE TAX CONSOLIDATION RÉGIME.

THE CONTRIBUTIONS MADE TO PENSION PLANS AND THE EFFECT OF THE RESTRUCTURING OF THE MINORITY INTEREST CAPITAL ARE INCLUDED IN REFERENCE C26 "OTHER FINANCING". THIS IS BECAUSE IN REFERENCE C7 "FLOW FROM OWN FINANCING" THERE IS NO ITEM THAT ALLOWS NOTING THOSE MATTERS.

STARTING ON THIS DATE BONUSES IN KIND ARE RECLASSIFIED TO COST OF SALES. HERETOFORE THEY WERE INCLUDED WITHIN SALES. IN THIS MANNER GROSS INCOME IS NOT MODIFIED AND THE AMOUNT OF SALES AND COST OF SALES IS SHOWN MORE CLEARLY. THE FIGURES FOR THE PRIOR YEAR CONTAIN THIS RECLASSIFICATION TO MAINTAIN THE COMPARABILITY OF THE FIGURES. AN AMOUNT OF PS. 585,899 HAS BEEN RECLASSIFIED, INCREASING REFERENCES R21 "DOMESTIC NET SALES" AND R2 "COST OF SALES" AND BY VIRTUE OF INCREASING THOSE REFERENCES, REFERENCES R36 "TOTAL SALES" AND R38 "NET SALES" ARE MODIFIED BY THE SAME AMOUNT.

REFERENCE C-31 IN THE 2003 COLUMN INCLUDES THE PAYMENT OF DIVIDENDS IN THE FOLLOWING MANNER:

	2003	2002
MAJORITY SHAREHOLDERS	Ps. 1,771,900	1,144,400
MINORITY SHAREHOLDERS	639,723	0
TOTAL (REFERENCE C-31)	2,411,623	1,144,400

(1) THE NOTES CORRESPONDING TO THE FIGURES IN THE BASIC FINANCIAL STATEMENTS, THE BREAKDOWNS THEREOF AND OTHER ITEMS ARE INCLUDED IN THIS ANNEX.

COMMENTS AND ANALYSIS OF MANAGEMENT
REGARDING THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY

ANNEX 1

CONSOLIDATED
Final Printing

GRUPO MODELO, S.A. DE C.V.
AND SUBSIDIARIES

MEXICO, D.F., ON OCTOBER 20, 2003. IN THE THIRD QUARTER, THE TOTAL VOLUME OF BEER INCREASED 4.4% COMPARED TO THE SAME QUARTER OF 2002. THIS FIGURE IS THE RESULT OF INCREASES OF 2.9% IN THE VOLUME OF DOMESTIC SALES AND 8.2% IN EXPORTS, WHICH REPRESENTS 28.8% OF TOTAL VOLUME. IN MEXICO, 2002 PRICES CONTINUE IN EFFECT, A SITUATION THAT HAS DRIVEN VOLUME, EVEN DESPITE THE WEATHER DIFFICULTIES OBSERVED DURING THE PERIOD IN THE CENTER AND SOUTH OF MEXICO. THE GROWTH IN EXPORTS REFLECTS THE VOLUME DELIVERED TO THE FINAL CONSUMER IN THE UNITED STATES MARKET, A SITUATION THAT IS FAVORED BY THE ACCEPTANCE THAT ALL THE BRANDS OF THE GROUP HAVE IN THAT COUNTRY, AMONG WHICH MODELO ESPECIAL AND CORONAL LIGHT STAND OUT, WHICH SHOWED GROWTH OF AROUND 20%.

NET SALES GREW 2.6% WITH RESPECT TO THE SAME QUARTER OF THE PRIOR YEAR, REACHING 9,829 MILLION PESOS. THIS INCREASE REFLECTS PRINCIPALLY THE GROWTH IN TOTAL VOLUME AND THE SLIPPAGE OF THE PESO AGAINST THE DOLLAR DURING THE PERIOD, SINCE ON THE OTHER HAND DOMESTIC SALES SHOWED A FALL OF 2.2% DERIVED FROM THE STABILITY OF THE PRICES OF MODELO PRODUCTS IN THE DOMESTIC MARKET, SINCE TO DATE THE LEVELS OF THE PRIOR YEAR ARE MAINTAINED.

THE COST OF SALES DECREASED 30 BASE POINTS AS A PERCENTAGE OF NET SALES WITH RESPECT TO 2002, DUE PRINCIPALLY TO EFFICIENCIES ACHIEVED IN PRODUCTION AND THE STABILITY OF PRICES OF SOME RAW MATERIALS. THE BENEFITS ACHIEVED OVERCAME THE PRESSURE ON COST FROM THE GREATER PROPORTION OF NONRETURNABLE OFFERINGS WITHIN TOTAL SALES. THE REDUCTION OF COSTS ALLOWED GROSS PROFIT TO INCREASE BY 3.1%, REACHING 5,411 MILLION PESOS, WHICH REPRESENTS A MARGIN OF 55.1% ON NET SALES.

OPERATING EXPENSES INCREASED BY LESS THAN NET SALES BY GROWING 1.8% DURING THE QUARTER, REFLECTING PRINCIPALLY THE REDUCTION OF CERTAIN EXPENSES RELATED TO MODELO PRODUCTS IN MEXICO. IT IS IMPORTANT TO MENTION THAT THE OPERATING EXPENSES PER HECTOLITER DECREASED BY 2.5% WITH RESPECT TO THE SAME PERIOD OF THE PRIOR YEAR, WHICH CONTRIBUTED TO THE DECREASE IN OPERATING EXPENSES AS A PERCENTAGE OF SALES BY 30 BASE POINTS, REACHING 28.3%. FOR ITS PART OPERATING MARGIN GREW 40 BASE POINTS WITH RESPECT TO THE SAME PERIOD OF THE PRIOR YEAR BY REACHING 26.7%. THE INTEGRAL COST OF FINANCING, FAVORABLE IN THE CASE OF GRUPO MODELO, REACHED 43 MILLION PESOS, AND EXPERIENCED AN INCREASE WITH RESPECT TO 2002 AS A CONSEQUENCE OF THE EXCHANGE GAIN REGISTERED IN THE PERIOD.

NET MAJORITY PROFIT REACHED 1,134 MILLION PESOS, INCREASING BY 8.2% OVER THAT RECORDED IN THE PRIOR YEAR. IN THIS MANNER THE MARGIN INCREASED BY 60 BASE POINTS BY RISING TO 11.5%. FOR ITS PART EARNINGS PER SHARE INCREASED TO 0.35 PESOS, COMPARED TO 0.32 PESOS IN THE PRIOR YEAR.

GRUPO MODELO S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLIONS OF HECTOLITERS

	3RD QTR	3RD QTR

COMMENTS AND ANALYSIS OF MANAGEMENT
REGARDING THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY

ANNEX 1

MARKET	2003	%	2002	%	CHANGE (%)
DOMESTIC	7,373	71.2	7,167	72.2	2.9
EXPORT	2,984	28.8	2,758	27.8	8.2
TOTAL	10,357	100.0	9,925	100.0	4.4

DURING THE FIRST NINE MONTHS OF 2003, THE TOTAL VOLUME OF BEER GREW 3.3% WITH RESPECT TO THE SAME PERIOD OF THE PRIOR YEAR, REACHING 31.2 MILLION HECTOLITERS. THE DOMESTIC MARKET RECORDED GROWTH OF 3.6%, WHILE EXPORTS CONTINUED WITH A POSITIVE TREND BY GROWING 2.7%. NET SALES INCREASED 3.6% AND OPERATING PROFIT RECORDED AN INCREASE OF 6.9% WITH RESPECT TO THE SAME PERIOD OF THE PRIOR YEAR, BY REACHING 8,151 MILLION PESOS.

NET MAJORITY PROFIT SHOWED A GROWTH OF 4.4% OVER THESE NINE MONTHS BY COMPARISON WITH THE PRIOR YEAR, SUPPORTING THE INCREASE OF 10 BASE POINTS IN NET MARGIN BY RECORDING 12.3% ON NET SALES.

AS OF THIS DATE, GRUPO MODELO HAS CASH AND TEMPORARY INVESTMENTS REPRESENTING 17.7% OF TOTAL ASSETS, COMPARED WITH 18.0% IN 2002. FOR THEIR PART, ASSETS GREW 3.7% OVER THE LAST 12 MONTHS. ON THE OTHER HAND, THE FINANCIAL STRENGTH OF THE GROUP HAS BEEN MAINTAINED THROUGH A CAPITAL STRUCTURE WITHOUT LONG-TERM DEBT AND WITH SHORT-TERM OPERATING LIABILITIES OF 3,940 MILLION PESOS. SHAREHOLDERS' EQUITY INCREASED TO 50,227 MILLION PESOS, REPRESENTING A GROWTH OF 4.5% WITH RESPECT TO THE PRIOR YEAR. THROUGH SEPTEMBER OF 2003, GRUPO MODELO INVESTED 1,922 MILLION PESOS IN ITS PROJECTS OF EXPANSION AND MODERNIZATION IN ALL AREAS OF THE ORGANIZATION, OF WHICH IT DESTINED 40.1% TO COMPANIA CERVECERA DEL TROPICO, 32.1% TO BREWERIES AND OTHER FACTORIES, AND 27.8% TO SALES, ALL OF THIS USING ITS OWN RESOURCES.

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2003 AND 2002
(FIGURES IN THOUSANDS OF CONSTANT PESOS AT SEPTEMBER 30, 2003)

1. FORMATION AND PURPOSE (REFERENCE TO ANNEX 3)

A) THE MAIN ACTIVITY OF GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES (GROUP) IS THE PRODUCTION AND SALE OF BEER, WHICH BEGAN IN 1925.

B) THE PRINCIPAL ACTIVITY OF GRUPO MODELO, S.A. DE C.V. IS INVESTMENT IN SHARES REPRESENTING 76.75% OF THE CAPITAL OF DIBLO, S. A. DE C. V.; THE PURPOSE OF THE LATTER IS THE HOLDING OF REAL ESTATE AND INVESTMENT IN SHARES OF SUBSIDIARIES; THESE ARE MOSTLY DEDICATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD. THE MOST IMPORTANT IN ACCORDANCE WITH THEIR ACTIVITY AND SHAREHOLDERS' EQUITY ARE:

	PERCENTAGE IN THE SHARES REPRESENTING CAPITAL
MANUFACTURERS OF BEER:	
CERVECERIA MODELO, S. A. DE C. V.	100
COMPANIA CERVECERA DE ZACATECAS, S. A. DE C. V.	100
COMPANIA CERVECERA DEL TROPICO, S. A. DE C. V.	100
CERVECERIA MODELO DE GUADALAJARA, S. A. DE C. V.	100
CERVECERIA MODELO DEL NOROESTE, S. A. DE C. V.	100
CERVECERIA MODELO DE TORREON, S. A. DE C. V.	100
CERVECERIA DEL PACIFICO, S. A. DE C. V.	100
	===
TRANSFORMER OF BARLEY TO MALT:	
CEBADAS Y MALTAS, S. A. DE C. V.	100
	===
MANUFACTURER OF MACHINERY	
INAMEX DE CERVEZA Y MALTA, S. A. DE C. V.	100
	===
MANUFACTURER OF PLASTIC LIDS AND BOTTLES:	
ENVASES Y TAPAS MODELO, S.A. DE C.V.	100
	===
AGENCIES DISTRIBUTING BEER AND OTHER PRODUCTS:	
CERVEZA CORONA EN GUADALAJARA, S.A. DE C.V.	100
LA MODELO EN MONTERREY, S. A. DE C. V.	100

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

TICKER NAME: GMODELO QUARTER: 3 YEAR: 2003
GRUPO MODELO, S.A. DE C.V.

NOTES COMPLEMENTARY TO FINANCIAL INFORMATION (1)

ANNEX 2
PAGE 2
CONSOLIDATED
Final Printing

DISTRIBUIDORA PACIFICO Y MODELO DE LA PAZ, S. A. DE C. V.	100
CERVEZA CORONA EN COLIMA, S.A. DE C.V.	100
IMPULSORA MERCANTIL DE SALTILLO, S.A. DE C.V.	100
SOCIEDAD MERCANTIL DE MORELOS, S.A. DE C.V.	100
EXPANSION MERCANTIL HIDALGUENSE, S.A. DE C.V.	100
LA CERVEZA CORONA DEL CENTRO, S.A. DE C.V.	100
CERVEZAS MODELO EN VALLARTA, S.A. DE C.V.	100
PROMOTORA COMERCIAL DEL BAJIO, S.A. DE C.V.	100
COMERCIAL NUEVA LAGUNA, S. A. DE C. V.	100
IMPULSORA MERCANTIL SAN PABLO, S. A. DE C. V.	100
EXPANSION COMERCIAL DE ZUMPANGO, S. A. DE C. V.	100
LAS CERVEZAS DE MEXICO EN PUEBLA, S.A. DE C.V.	100
DISTRIBUIDORA PACIFICO Y MODELO DE MAZATLAN, S. A. DE C. V.	100
LA CORONA DE LOS REYES, S.A. DE C.V.	100
CERVEZA CORONA DE ZACATECAS, S.A. DE C.V.	100
PROMOTORA OAXAQUENA, S.A. DE C.V.	100
IMPULSORA MERCANTIL DE LA COSTA, S. A. DE C. V.	78
DISTRIBUIDOR MODELO DE TOLUCA, S. A. DE C. V.	60
	===

CONTROLLER OF COMPANIES DISTRIBUTING BEER AND OTHER PRODUCTS ABROAD:

PROCERMEX, INC.	100
	===

REAL ESTATE COMPANIES WHERE BEER AND OTHER PRODUCTS ARE DISTRIBUTED:

INMOBILIARIA DE TAMPICO, S. A. DE C. V.	100
PROMOTORA DEL SURESTE, S. A. DE C. V.	100
INMOBILIARIA BAJACAL, S. A. DE C. V.	100
IMPULSORA DEL NAZAS, S. A. DE C. V.	100
IMPULSORA TAPATIA, S. A. DE C. V.	100
IMPULSORA DE LA PERIFERIA, S. A. DE C. V.	100
ADMINISTRACION Y PROMOCION DE INMUEBLES, S. A. DE C. V.	100
METROPOLITANA DE BIENES RAICES, S. A. DE C. V.	100
IMPULSORA POTOSINA, S. A. DE C. V.	100
PROMOTORA E IMPULSORA ACAPULQUENA, S. A. DE C. V.	80
	===

2. ACCOUNTING POLICIES

THE ACCOUNTING POLICIES OF THE GROUP USED IN THE PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS ARE IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THOSE PRINCIPLES REQUIRE THE MANAGEMENT OF THE GROUP TO MAKE ESTIMATES BASED ON CIRCUMSTANCES AND TO USE CERTAIN ASSUMPTIONS IN

ORDER TO DETERMINE THE VALUE OF SOME ENTRIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS.

MANAGEMENT OF THE GROUP BELIEVES THAT THE ESTIMATES AND ASSUMPTIONS USED AT THE DATE OF ISSUANCE OF THE CONSOLIDATED FINANCIAL STATEMENTS ARE REASONABLE, EVEN THOUGH THEY MAY VARY FROM THEIR FINAL EFFECT.

THE PRINCIPAL ACCOUNTING POLICIES ARE SUMMARIZED BELOW:

A) CONSOLIDATION- THERE IS AN ESTABLISHED PRACTICE OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS THAT INCLUDE THE FINANCIAL SITUATION AND RESULTS OF THE COMPANIES IN WHICH DIBLO, S. A. DE C. V. HAS CONTROL AND DIRECT OR INDIRECT PARTICIPATION IN MORE THAN 50% OF THE CAPITAL; SIGNIFICANT INTERCOMPANY TRANSACTIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

B) BASES OF PREPARATION- THE GROUP HAS THE PRACTICE OF INCORPORATING THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION IN THE CONSOLIDATED FINANCIAL STATEMENTS, IN ACCORDANCE WITH INTEGRATED BULLETIN B-10, ISSUED BY THE INSTITUTO MEXICANO DE CONTADORES PUBLICOS, A. C. (IMCP).

C) COMPARABILITY- THE FIGURES IN THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO ARE UNIFORMLY EXPRESSED IN PESOS HAVING ACQUISITIVE POWER ON SEPTEMBER 30, 2003, BY MEANS OF THE APPLICATION OF FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (INPC). FOR THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS THE ESTIMATED INPC OF THE 125.154 (101.229 IN 2002) WAS USED.

D) CONVERSION OF FINANCIAL INFORMATION OF FOREIGN SUBSIDIARIES- THE CONVERSION TO MEXICAN PESOS OF THE FINANCIAL INFORMATION OF FOREIGN SUBSIDIARIES, BASIC TO CONSOLIDATION, WAS MADE IN ACCORDANCE WITH THE GUIDELINES OF BULLETIN B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS", ISSUED BY THE IMCP, FOLLOWING THE METHOD OF INTEGRATED FOREIGN OPERATION; FOR THE CONVERSION OF MONETARY ENTRIES, THE FREE BUYING EXCHANGE RATE OF PS. 10.97 (PS. 10.14 IN 2002) PER UNITED STATES DOLLAR WAS USED; NON-MONETARY ENTRIES AND THE PROFIT AND LOSS STATEMENT WERE CONVERTED TO MEXICAN CURRENCY IN ACCORDANCE WITH THE EXCHANGE RATE IN EFFECT ON THE DATE ON WHICH THE TRANSACTIONS GIVING RISE TO THEM WERE EFFECTUATED. THE RESULTS OF THIS CONVERSION ARE PRESENTED WITHIN THE INTEGRAL RESULT OF FINANCING.

E) CASH-EQUIVALENT SECURITIES- INVESTMENTS IN SECURITIES CORRESPOND TO FINANCIAL INSTRUMENTS WITH BUSINESS PURPOSES AND FINANCIAL INSTRUMENTS AVAILABLE FOR SALE AND ARE VALUED AT THEIR REASONABLE VALUE, WHICH IS SIMILAR TO MARKET VALUE. THE REASONABLE VALUE IS THE AMOUNT FOR WHICH A FINANCIAL ASSET CAN BE EXCHANGED OR A FINANCIAL LIABILITY PAID, BETWEEN INTERESTED AND WILLING PARTIES, IN A TRANSACTION IN FREE COMPETITION.

F) INVENTORY- IT IS VALUED IN ACCORDANCE WITH THE LAST-IN FIRST-OUT METHOD AND UPDATED BY THE REPLACEMENT OR MANUFACTURING COST METHOD. THE UPDATING DOES NOT EXCEED MARKET VALUE.

G) COST OF SALES- IT WAS UPDATED BASED ON THE UPDATED VALUE OF INVENTORY.

H) INVESTMENT IN SHARES OF UNCONSOLIDATED AFFILIATES AND SUBSIDIARIES- PERMANENT INVESTMENTS IN SHARES ARE RECORDED AT ACQUISITION COST AND ARE

VALUED BY APPLYING THE PARTICIPATION METHOD. THE PARTICIPATION IN PROFITS OF AFFILIATED COMPANIES THAT MANUFACTURE INPUTS NECESSARY FOR THE PRODUCTION OF BEER ARE PRESENTED BY DECREASING THE COST OF SALES.

I) PROPERTY, PLANT AND EQUIPMENT- THEY ARE RECORDED AT ACQUISITION COST AND UPDATED BY MEANS OF APPLICATION OF INFLATION FACTORS FROM THE INPC TO THE NET REPLACEMENT VALUE DETERMINED BY INDEPENDENT EXPERTS AS FROM DECEMBER 31, 1996; AND IN ACCORDANCE WITH THE DATE OF ACQUISITION, IN THE CASE OF PURCHASES AFTER THAT DATE.

J) WORK IN PROGRESS AND ADVANCES TO SUPPLIERS- THEY ARE RECORDED AT THE VALUE AT WHICH EXPENDITURES ARE MADE AND ARE UPDATED BY MEANS OF APPLICATION OF INFLATION FACTORS FROM THE INPC, IN ACCORDANCE WITH THE AGE OF THE EXPENDITURE.

K) DEPRECIATION- IT WAS CALCULATED ON THE UPDATED VALUE OF PROPERTY, PLANT AND EQUIPMENT, ON THE BASIS OF THE PROBABLE USEFUL LIFE DETERMINED BY INDEPENDENT EXPERTS; STARTING WITH ACQUISITIONS IN 1997, THE USEFUL LIVES ARE DETERMINED BY THE TECHNICAL DEPARTMENT OF THE GROUP.

L) AMORTIZABLE EXPENSES- THEY ARE RECORDED AT THE COST OF ACQUISITION AND ARE UPDATED BY MEANS OF APPLICATION OF INFLATION FACTORS FROM THE INPC, IN ACCORDANCE WITH THE AGE OF THE EXPENDITURE. LICENSES AND PERMITS ARE RECORDED AT THEIR ACQUISITION VALUE, WHICH AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS IS SIMILAR TO THEIR MARKET VALUE. GOOD WILL IS THE RESULT OF COMPARISON OF THE PURCHASE VALUE OF PERMANENT INVESTMENTS IN SHARES AND THE ACCOUNTING VALUE THEREOF.

M) AMORTIZATION- THE ORIGINAL AMOUNT AND THE UPDATING OF STARTUP AND ORGANIZATION EXPENSES ARE AMORTIZED BY THE STRAIGHT-LINE METHOD ON THE BALANCE AT THE END OF EACH PERIOD. THE RATE USED FOR ACCOUNTING PURPOSES IS 10%, EXCEPT FOR GOOD WILL, WHICH IS AMORTIZED IN THE PERIOD IN WHICH THE GROUP BELIEVES THE INVESTMENT WILL BE RECOVERED.

N) FOREIGN CURRENCY- ASSETS AND LIABILITIES THAT REPRESENT RIGHTS AND OBLIGATIONS TO BE COLLECTED OR PAID IN FOREIGN CURRENCY ARE CONVERTED TO MEXICAN CURRENCY AT THE RATE OF EXCHANGE IN EFFECT ON THE DATE THEY ARE ESTABLISHED. BALANCES AT THE END OF THE PERIOD ARE VALUED AT THE RATE OF EXCHANGE IN EFFECT AT THE CLOSE OF THE PERIOD AND THE RESULTING DIFFERENCES ARE DIRECTLY RECORDED IN THE RESULTS THEREOF, BEING A PART OF THE INTEGRAL FINANCING RESULT.

Ñ) EMPLOYEE RETIREMENT OBLIGATIONS- EMPLOYMENT OBLIGATIONS FOR PROJECTED BENEFITS, AS WELL AS ENTRIES PENDING AMORTIZATION AND THE NET COST OF THE PERIOD RELATED TO SENIORITY PAYMENTS AND PENSION PLANS OF PERSONNEL ARE DETERMINED UNDER THE UNITARY COST METHOD, BY INDEPENDENT ACTUARIES, AND ARE RECORDED IN ACCORDANCE WITH THE GUIDELINES ESTABLISHED BY BULLETIN D-3 "LABOR OBLIGATIONS" ISSUED BY THE IMCP. CONTRIBUTIONS TO TRUSTS THAT MANAGE THE ASSETS OF THE PLAN ARE DETERMINED ON THE SAME BASES AS IN PRIOR PERIODS AND CORRESPOND TO PENSION PLANS APPROVED BY THE TREASURY AUTHORITIES.

O) PAYMENTS OF INDEMNIFICATION FOR DISMISSALS- THE PRACTICE OF CHARGING THEM TO THE RESULTS OF THE PERIOD WHEN MADE IS FOLLOWED.

P) DEFERRED INCOME TAX AND PARTICIPATION OF WORKERS IN PROFITS- TO RECOGNIZE DEFERRED INCOME TAX, THE GROUP USES THE METHOD OF INTEGRAL ASSETS AND LIABILITIES, WHICH CONSISTS OF DETERMINING SAID TAX BY APPLYING THE CORRESPONDING INCOME TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING AND TAX VALUES OF THE ASSETS AND LIABILITIES AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS. AS FOR THE PARTICIPATION OF THE WORKERS IN DEFERRED PROFITS THERE ARE NO TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING RESULT AND THE APPLICABLE TAX BASIS FOR PARTICIPATION OF WORKERS IN PROFITS THAT COULD GIVE RISE TO A SIGNIFICANT DEFERRED ASSET OR LIABILITY.

Q) UPDATING OF SHAREHOLDERS' EQUITY- IT IS UPDATED BY MEANS OF APPLICATION OF INFLATION FACTORS FROM THE INPC, IN ACCORDANCE WITH THE AGE OR DATE OF CONTRIBUTION. THE EFFECTS OF THE UPDATING ARE PRESENTED IN THE CONSOLIDATED FINANCIAL STATEMENTS IN EACH OF THE ACCOUNTS GIVING RISE TO THEM.

R) INSUFFICIENCY IN UPDATING OF CAPITAL- THE BALANCE OF THIS ACCOUNT IS REPRESENTED BY THE ALGEBRAIC SUM OF THE ITEMS "RESULT FROM HOLDING OF NONMONETARY ASSETS", AND "ACCUMULATED PATRIMONIAL MONETARY RESULT", WHICH ARE DESCRIBED BELOW:

RESULT FROM HOLDING OF NONMONETARY ASSETS- IT REPRESENTS THE CHANGE IN THE VALUE OF NONMONETARY ASSETS FOR REASONS OTHER THAN INFLATION. IT IS DETERMINED ONLY WHEN THE SPECIFIC COST METHOD IS USED, SINCE THESE ARE COMPARED AGAINST THE UPDATES DETERMINED BY MEANS OF THE INPC. IF THE SPECIFIC COSTS ARE GREATER THAN THE INDICES THERE IS A GAIN FROM HOLDING, OTHERWISE THERE IS A LOSS. THE RESULT FROM HOLDING OF NONMONETARY ASSETS GENERATED UNTIL 1996, BY THE UPDATING OF FIXED ASSETS, IS UPDATED LIKE THE OTHER ACCOUNTS OF SHAREHOLDERS' EQUITY.

ACCUMULATED PATRIMONIAL MONETARY RESULT- IT IS THE RESULT THAT AROSE FROM THE INITIAL UPDATE OF THE FIGURES IN THE FINANCIAL STATEMENTS.

S) RESULT FROM MONETARY POSITION- IT REPRESENTS THE EFFECT PRODUCED BY INFLATION ON MONETARY ASSETS AND LIABILITIES, EVEN WHEN THEY CONTINUE TO HOLD THEIR SAME NOMINAL VALUE. WHEN MONETARY ASSETS ARE GREATER THAN MONETARY LIABILITIES, A LOSS IN MONETARY POSITION ARISES, SINCE WHEN THEY ARE USED AN AMOUNT EQUAL TO THE NOMINAL VALUE IS AVAILABLE, BUT WITH A LESSER ACQUISITIVE POWER. WHEN LIABILITIES ARE GREATER, THERE IS A GAIN, SINCE THEY ARE PAID WITH MONEY HAVING LESSER ACQUISITIVE POWER. THESE EFFECTS ARE CHARGED OR CREDITED TO RESULTS, BEING A PART OF THE INTEGRAL FINANCING RESULT.

T) INTEGRAL PROFIT- BULLETIN B-4 "INTEGRAL PROFIT" REQUIRES THAT THE VARIOUS ITEMS THAT COMPRISE CAPITAL GAINED DURING THE PERIOD BE SHOWN IN THE STATEMENT OF VARIATIONS IN SHAREHOLDERS' EQUITY, UNDER THE INTEGRAL PROFIT ITEM.

U) EARNINGS PER SHARE- THE EARNINGS PER SHARE ATTRIBUTABLE TO THE MAJORITY INTEREST WERE CALCULATED BASED ON THE AVERAGE OF ORDINARY SHARES OUTSTANDING.

3. ACCOUNTS RECEIVABLE

THE BALANCE OF THIS LINE ITEM IS COMPRISED OF THE FOLLOWING:

ITEM 2003 2002

CUSTOMERS	Ps. 1,550,529	Ps. 1,085,308
MISCELLANEOUS DEBTORS	96,944	70,357
SELLERS	50,552	45,094
	1,698,025	1,200,759
LESS- ESTIMATE FOR ACCOUNTS OF DOUBTFUL COLLECTION	(283,598)	(178,064)
	Ps. 1,414,427	Ps. 1,022,695
FAVORABLE TAX BALANCES	25,466	23,777
UNCONSOLIDATED RELATED COMPANIES (SEE NOTE 11)	24,377	72,377
OFFICERS AND EMPLOYEES	14,122	16,108
	Ps. 1,478,392	Ps. 1,234,957
LESS- SHORT-TERM ACCOUNTS AND DOCUMENTS RECEIVABLE		
LONG-TERM ACCOUNTS AND DOCUMENTS RECEIVABLE	Ps. 208,512	Ps. 153,204

4. INVENTORY

THE BALANCE OF THIS ENTRY IS COMPRISED OF THE FOLLOWING:

ITEM	2003	2002
PACKAGING	Ps. 1,640,114	Ps. 1,746,935
FINISHED PRODUCT AND WORK IN PROGRESS	1,067,521	1,198,033
RAW MATERIALS	938,510	881,023
PARTS AND REPLACEMENT PARTS	554,116	594,504
MERCHANDISE IN TRANSIT AND ADVANCES TO SUPPLIERS	474,574	562,237
ADVERTISING ITEMS	123,136	163,662
	Ps. 4,797,971	Ps. 5,146,394
LESS- ESTIMATE FOR SLOW-MOVING INVENTORY	(73,990)	(82,360)
	Ps. 4,723,981	Ps. 5,064,034

5. INVESTMENT IN SHARES OF UNCONSOLIDATED AFFILIATES AND SUBSIDIARIES:

A) THE BALANCE OF THIS LINE ITEM IS COMPRISED OF THE FOLLOWING:

COMPANIES	PERCENTAGE OF SHARES COMPRISING CAPITAL	AMOUNT 2003	2002
DIRECCION DE FABRICAS, S.A. DE C.V. (HOLDING COMPANY FOR COMPANIES MANUFACTURING GLASS CONTAINERS)	41	Ps. 2,248,984	Ps. 2,023,134

GONDI, S.A. DE C.V.	7	190,239	165,659
EXTRACTOS Y MALTAS, S.A. DE C.V.	26	105,767	98,466
FOREIGN INVESTMENTS (1)	40-81	103,656	117,709
		Ps. 2,648,646	Ps. 2,404,968
OTHER		41,401	44,436
		Ps. 2,690,047	Ps. 2,449,404
LESS- ESTIMATE FOR DECREASE IN BOOK VALUE		(72,038)	(63,601)
		Ps. 2,618,009	Ps. 2,385,803

(1) THE FIGURES IN THE CONSOLIDATED FINANCIAL STATEMENTS DO NOT INCLUDE THE FINANCIAL SITUATION OF SEEGER INDUSTRIAL, S.A., A FOREIGN INVESTMENT, SINCE THE ACCOUNTING POLICIES FOLLOWED BY THAT SUBSIDIARY DIFFER FROM THOSE OF THE OTHER COMPANIES THAT FORM THE GROUP. INVESTMENT IN THE SUBSIDIARY REPRESENTS LESS THAN 0.03% OF CONSOLIDATED ASSETS. IT IS EXPECTED THAT IN FUTURE PERIODS CHANGES TO THE ACCOUNTING POLICIES AND THE CORRESPONDING ADJUSTMENTS WILL BE MADE.

B) THE AMOUNT OF THE INVESTMENT IN SHARES OF UNCONSOLIDATED AFFILIATES AND SUBSIDIARIES INCLUDES PARTICIPATION IN THE PROFITS OF THOSE ENTITIES IN THE AMOUNT OF PS. 241,898 (PS. 271,991 IN 2002).

6. NET PROPERTY, PLANT AND EQUIPMENT (REFERENCE TO ANNEX 4)

THE BALANCE OF THIS LINE ITEM IS COMPRISED OF THE FOLLOWING:

	2003			2002
ITEM	NET HISTORIC COST	NET UPDATE	TOTAL NET VALUE	TOTAL NET VALUE
LAND	Ps. 1,150,085	Ps. 2,778,999	Ps. 3,929,084	Ps. 3,528,583
MACHINERY AND EQUIPMENT	8,099,534	6,611,088	14,710,622	13,643,600
TRANSPORT EQUIPMENT	1,872,521	627,687	2,410,208	2,453,661
BUILDINGS AND CONSTRUCTION	4,019,676	5,622,448	9,642,124	8,574,193
COMPUTER EQUIPMENT	221,399	19,182	240,581	221,705
FURNITURE AND OTHER EQUIPMENT	487,044	146,896	633,940	207,638
ENVIRONMENTAL EQUIPMENT	443,263	231,021	674,284	607,863
WORK IN PROGRESS AND ADVANCES TO SUPPLIERS	4,417,654	321,130	4,738,784	4,960,781

Ps. 20,621,176	Ps. 16,358,451	Ps. 36,979,627	Ps.34,198,024

B) DEPRECIATION FOR THE PERIOD AMOUNTED TO PS. 1,359,246 (PS. 1,322,434 IN 2002).

C) MANAGEMENT OF THE GROUP BELIEVES THAT CONCLUSION OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS WILL REQUIRE ADDITIONAL INVESTMENT OF APPROXIMATELY PS. 3,000,971 (PS. 2,972,087 IN 2002), WHICH WILL BE DESTINED TO THE CONSTRUCTION OF WAREHOUSES, OFFICES AND ACQUISITION AND INSTALLATION OF NEW PRODUCTION LINES AND EXPANSION OF PRODUCTION CAPACITY IN THE FACTORIES. THIS WORK WILL BE CONCLUDED BETWEEN 2004 AND 2005.

7. CONTINGENCIES AND COMMITMENTS

A) THE GROUP HAS A PENSION AND SENIORITY PAYMENT PLAN TO COVER THE OBLIGATIONS ESTABLISHED BY ITS EMPLOYMENT CONTRACTS AND THE FEDERAL LABOR LAW. THESE PAYMENTS ARE ONLY REQUIRED AFTER HAVING WORKED FOR A CERTAIN NUMBER OF YEARS.

- AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, THE AMOUNT OF THE ACCUMULATED LIABILITY FOR LABOR OBLIGATIONS UPON RETIREMENT OF PERSONNEL BREAKS DOWN AS FOLLOWS:

DESCRIPTION	2003	2002
OBLIGATIONS FOR CURRENT BENEFITS	Ps. 3,911,386	Ps. 3,134,432
ADDITIONAL AMOUNT FOR ANTICIPATED BENEFITS	354,585	302,377
OBLIGATIONS FOR ANTICIPATED BENEFITS	Ps. 4,265,971	Ps. 3,436,809
PLAN ASSETS (FUNDS IN TRUST)	(3,188,171)	(2,670,766)
	Ps. 1,067,800	Ps. 766,043
AMOUNTS TO BE AMORTIZED OVER A PERIOD OF 18 TO 24 YEARS:		
FOR ADJUSTMENTS TO VARIATIONS	(1,662,437)	(1,226,294)
FOR PAST SERVICES	(34,925)	(37,032)
PROJECTED NET ASSETS	(Ps. 629,562)	(497,283)
INTEGRATED ADDITIONAL LIABILITIES FOR:		
INTANGIBLE ASSETS	497,741	209,101
ADJUSTMENT OF CAPITAL	704,537	769,308
ACCUMULATED LIABILITIES	Ps. 572,716	Ps. 481,126

- INTANGIBLE ASSETS AND THE ADJUSTMENT OF CAPITAL ARE CREATED BY THOSE SUBSIDIARIES WITH RESPECT TO WHICH THE FUNDS IN TRUST AND THE CURRENT NET LIABILITIES ARE LESS THAN THE OBLIGATIONS FOR CURRENT BENEFITS.

- THE CONTRIBUTIONS TO TRUSTS THAT MANAGE THE ASSETS OF THE PLAN DURING THE PERIOD AMOUNTED TO PS. 272,484 (PS. 278,724 IN 2002). DURING THE PERIOD THE

TRUSTS MADE PAYMENTS OF PS. 114,327 (PS. 90,586 IN 2002) TO BENEFICIARIES.

- THE NET COST FOR THE PERIOD AMOUNTED TO PS. 206,249 (PS. 172,980 IN 2002), AND LIKE THE OBLIGATIONS FOR PROJECTED BENEFITS, WAS DETERMINED BASED ON AN ESTIMATED REAL RATE OF RETURN OF 5% AND AVERAGE SALARY INCREASES OF 1.5% IN BOTH PERIODS.

- THE TAX PROVISIONS REGARDING PENSION AND RETIREMENT PLAN FUNDS PROVIDE THAT THE INVESTMENTS MADE IN SECURITIES ISSUED BY THE COMPANY ITSELF OR BY COMPANIES THAT ARE CONSIDERED TO BE RELATED PARTIES MAY NOT EXCEED 10% OF THE TOTAL AMOUNT OF THE RESERVE FOR THESE FUNDS, PROVIDED THAT THEY ARE SECURITIES APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION. IF THIS PERCENTAGE IS EXCEEDED, THERE IS A TERM OF UP TO DECEMBER 31, 2006, FOR THE AMOUNT OF THESE INVESTMENTS NOT TO EXCEED 10% OF THE INDICATED RESERVE.

B) THERE IS AN UNQUANTIFIED LIABILITY FOR INDEMNIFICATIONS REQUIRED TO BE

PAID TO PERSONNEL, IN THE CASES CONTEMPLATED BY THE FEDERAL LABOR LAW AND THE COLLECTIVE LABOR CONTRACT. DURING THE PERIOD INDEMNIFICATIONS WERE PAID IN THE AMOUNT OF PS. 83,245 (PS. 106,018 IN 2002).

C) THERE ARE VARIOUS CLAIMS BEFORE COMPETENT AUTHORITIES FOR VARIOUS REASONS. IN THE OPINION OF THE OFFICERS AND ATTORNEYS OF THE GROUP, THESE MATTERS WILL BE RESOLVED IN A FAVORABLE MANNER; IF NOT, THE RESULT OF THE LAWSUITS WILL NOT SIGNIFICANTLY AFFECT THE FINANCIAL SITUATION OR THE RESULTS OF ITS OPERATIONS.

D) AT THE CLOSE OF THE PERIOD THERE ARE COMMITMENTS TO PURCHASE INVENTORY, MACHINERY AND EQUIPMENT FOR APPROXIMATELY SIXTY MILLION EIGHT HUNDRED FIFTY-FIVE THOUSAND UNITED STATES DOLLARS (NINETY-TWO MILLION TWO HUNDRED FIFTEEN THOUSAND UNITED STATES DOLLARS IN 2002).

E) IN THE 2000 AND 2001 PERIODS TRUE LEASE AGREEMENTS WERE ENTERED INTO FOR AIR TRANSPORT EQUIPMENT, ESTABLISHING OBLIGATORY TERMS OF TEN YEARS AND SEVEN YEARS AND MONTHLY RENTALS OF ONE HUNDRED SEVENTY THOUSAND AND TWENTY-FOUR THOUSAND UNITED STATES DOLLARS, RESPECTIVELY.

8. CAPITAL:

A) CAPITAL IS REPRESENTED BY 3,251,759,632 SHARES, WITHOUT EXPRESSION OF NOMINAL VALUE, WHICH ARE DIVIDED AS FOLLOWS:

DESCRIPTION 2003 AND 2002

FIXED CAPITAL:

SERIES A CLASS I SHARES- WITHOUT RIGHT OF RETIREMENT, REPRESENTED BY 1,459,389,728 COMMON SHARES, FULLY SUBSCRIBED AND PAID, WITH VOTING RIGHTS, THEY MUST ALWAYS REPRESENT 56.10% OF THE VOTING SHARES REPRESENTING CAPITAL AND ONLY MAY BE ACQUIRED DIRECTLY OR INDIRECTLY BY PHYSICAL OR LEGAL PERSONS OF MEXICAN NATIONALITY (HISTORIC VALUE) Ps. 785,996

VARIABLE CAPITAL:

SERIES B CLASS II SHARES- REPRESENTED BY 1,142,017,984 COMMON SHARES, FULLY

SUBSCRIBED AND PAID, WITH VOTING RIGHTS, AT NO TIME MAY THEY REPRESENT MORE THAN 43.90% OF THE TOTAL VOTING SHARES REPRESENTING CAPITAL AND THEY ARE OF FREE SUBSCRIPTION (HISTORIC VALUE) 1,085,855

SERIES C CLASS II SHARES- REPRESENTED BY 650,351,920 COMMON SHARES, FULLY SUBSCRIBED AND PAID, WITHOUT VOTING RIGHTS AND AT NO TIME WILL THEY REPRESENT MORE THAN 20% OF CAPITAL (HISTORIC VALUE) 967,801

	Ps. 2,839,652
EFFECT OF UPDATING	10,875,666
	Ps. 13,715,318

B) COMPOSITION OF UPDATING OF SOME SHAREHOLDERS' EQUITY ACCOUNTS:

ITEM	HISTORIC FIGURES	EFFECTS OF UPDATING	UPDATED FIGURES
CAPITAL	Ps. 2,839,652	Ps.10,875,666	PS.13,715,318
SHARE PREMIUM	193,388	720,020	13,408
ACCUMULATED PROFITS:			
LEGAL RESERVE	1,065,782	408,542	1,474,324
RESERVE FOR ACQUISITION OF OWN SHARES	150,000	486,941	576,941
TO BE APPLIED	15,427,507	8,132,855	23,560,362
PROFIT FOR THE PERIOD	3,602,349	41,389	3,643,738
TOTAL	Ps 23,278,678	Ps. 20,605,413	Ps. 43,884,091

9. INTEGRAL PROFIT

THE INTEGRAL PROFIT OF THE GROUP FOR THE PERIOD IS AS FOLLOWS:

DESCRIPTION	2003	2002
NET PROFIT	Ps. 4,787,189	Ps. 4,704,284
RESULT FROM HOLDING NONMONETARY ASSETS	(90,487)	(106,055)
INTEGRAL PROFIT	Ps. 4,696,702	Ps. 4,598,229

10. INCOME TAX (ISR), ASSETS TAX (IA), PARTICIPATION OF WORKERS IN PROFITS (PTU) AND RESTRICTIONS ON PROFITS:

A) THE PROVISION FOR ISR AND IA AT SEPTEMBER 30, 2003, IS SET FORTH BELOW:

ITEM	2003	2002
ISR INCURRED	Ps. 3,158,177	Ps. 2,964,797
IA	14,729	15,505
ISR DEFERRED	70,490	(779,893)

	Ps. 3,243,396	Ps. 2,200,409

B) AS A RESULT OF THE MODIFICATIONS OF THE ISR APPROVED ON JANUARY 1, 2002, THE RATE OF THE ISR (35%), WILL BE REDUCED ANNUALLY STARTING IN 2003 UNTIL THE NOMINAL RATE IS 32% IN 2005. THE INCOME TAX INCURRED IN THE PERIOD WAS DETERMINED BY APPLYING THE RATE OF 34% TO THE CONSOLIDATED TAX RESULT AND INDIVIDUALLY TO EACH ONE OF THE CONTROLLED COMPANIES.

C) DEFERRED TAX- THE PRINCIPAL TEMPORARY ENTRIES THAT GAVE RISE TO LIABILITIES FOR DEFERRED TAXES AT THE DATE OF THE CONSOLIDATED FINANCIAL

STATEMENTS ARE SET FORTH BELOW:

ITEM	2003	2002
FIXED ASSETS AND OTHER ASSETS	Ps. 5,346,126	Ps. 5,560,338
INVENTORY	1,333,404	1,296,744
EMPLOYMENT OBLIGATIONS UPON RETIREMENT	198,355	157,173
CUSTOMERS	(141,891)	(107,434)
PROVISIONS FOR LIABILITIES	(46,942)	(36,908)
FOR ADVERTISING SERVICES	-	(205,993)
SUBTOTAL	Ps. 6,689,052	Ps. 6,663,920
TAX CREDITS CORRESPONDING TO:		
TAX LOSSES	(51,590)	(118,559)
ASSETS TAX TO BE RECOVERED	111,134)	(99,348)
TOTAL LIABILITY FOR DEFERRED TAX	Ps. 6,526,328	Ps. 6,445,973

D) AT THE DATE OF THE BALANCE SHEET THERE WERE TAX LOSSES THAT WILL AFFECT THE CONSOLIDATED TAX RESULT BY PS. 46,248 (PS. 39,082 IN 2002), WHICH MAY BE AMORTIZED AGAINST THE TAX PROFITS OF FUTURE PERIODS, AFTER UPDATING. DURING THE PERIOD PS. 12,698 (PS. 5,626 IN 2002) OF THE LOSSES OF PRIOR PERIODS HAVE BEEN AMORTIZED AT HISTORIC VALUES.

E) THE IA IS INCURRED AT THE RATE OF 1.8% ON THE NET AMOUNT OF CERTAIN ASSETS AND LIABILITIES, ONLY WHEN THIS EXCEEDS THE APPLICABLE ISR.

F) THE PTU IS CALCULATED BY APPLYING THE RATE OF 10% TO THE BASE DETERMINED IN ACCORDANCE WITH THE SPECIAL RULES SET FORTH IN THE ISR LAW.

G) AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS THERE ARE PS. 188,694 (PS. 158,094 IN 2002) OF IA, FOR WHICH REASON A REFUND CAN BE REQUESTED DURING THE TEN FOLLOWING PERIODS AFTER UPDATING, PROVIDED THAT THE ISR IS GREATER THAN THE IA IN ANY OF THOSE PERIODS.

- THERE ARE COMPANIES THAT DID NOT INCUR ISR, FOR WHICH REASON THE IA FOR THE PERIOD WAS CONSIDERED TO BE AN ACCOUNT RECEIVABLE IN THOSE COMPANIES WITH RESPECT TO WHICH THERE IS ASSURANCE THAT SAID AMOUNT WILL BE CREDITABLE

AGAINST ISR IN FUTURE PERIODS, AND IS RECORDED IN THE GENERAL BALANCE SHEET, TOGETHER WITH THE DEFERRED TAX, IN ACCORDANCE WITH THE PROVISIONS OF REVISED BULLETIN D-4. THE ACCUMULATED AFFECT AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS IS PS. 111,134 (PS. 95,492 IN 2002) AT HISTORIC VALUE.

- THE IA INCURRED BY THOSE CONTROLLED COMPANIES WITH RESPECT TO WHICH IT IS UNCERTAIN THAT SAID TAX WILL BE RECOVERABLE AND IS GREATER THAN THE ISR WAS CHARGED DIRECTLY TO THE RESULTS OF THE PERIOD IN THE AMOUNT OF PS. 14,575 (PS. 14,483 IN 2002) AT HISTORIC VALUE.

H) GRUPO MODELO, S.A. DE C.V. HAS AUTHORIZATION TO DETERMINE THE ISR USING THE TAX CONSOLIDATION RÉGIME, TOGETHER WITH ITS DIRECT AND INDIRECT SUBSIDIARIES, IN ACCORDANCE WITH AN AUTHORIZATION FROM THE MINISTRY OF THE TREASURY AND PUBLIC CREDIT. THE PRINCIPAL POINTS REGARDING THE TAX CONSOLIDATION ARE THE FOLLOWING:

- THE PERCENTAGE OF PARTICIPATION OF THE SUBSIDIARIES TO BE CONSOLIDATED IS TAKEN TO BE THE RESULT OF MULTIPLYING THE REAL PARTICIPATION OF THE CONTROLLING COMPANY IN THE CONTROLLED COMPANIES BY A FACTOR OF 0.60. THOSE CONTROLLED COMPANIES THAT HAVE TAX LOSSES TO BE AMORTIZED FROM PRIOR PERIODS THAT HAVE BEEN INCLUDED IN THE DETERMINATION OF THE CONSOLIDATED TAX RESULT AND THAT ARE AMORTIZED AGAINST TAX PROFITS GENERATED IN THE PERIOD ARE TAKEN INTO ACCOUNT AT THE SHARE PARTICIPATION PERCENTAGE (DIRECT OR INDIRECT)

- THE TAX PROFITS OF THE CONTROLLING COMPANY MUST BE INCLUDED IN THE DETERMINATION OF THE CONSOLIDATED TAX RESULT, MULTIPLIED BY THE FACTOR OF 0.60.

- THOSE COMPANIES IN WHICH THE DIRECT PARTICIPATION OR INDIRECT PARTICIPATION THROUGH OTHER CONTROLLED COMPANIES IS NOT GREATER THAN 50% MUST NOT BE INCLUDED IN THE TAX CONSOLIDATION PROCESS.

- THE TAX LOSSES OF THE CONTROLLING COMPANY OR THE CONTROLLED COMPANIES, GENERATED AS SEPARATE ENTITIES, WHICH CANNOT BE AMORTIZED UNDER THE CURRENT TAX PROVISIONS, MUST BE ADDED TO THE PROFIT OR SUBTRACTED FROM THE CONSOLIDATED TAX LOSS FOR THE PERIOD IN WHICH THE RIGHT IS LOST.

I) IN THE CASE OF DISTRIBUTION (IN CASH OR IN KIND) OF ACCUMULATED PROFITS, THEY ARE SUBJECT TO PAYMENT OF THE ISR, WHICH IS THE RESPONSIBILITY OF THE COMPANY AND IS CONSIDERED TO BE DEFINITIVE PAYMENT, IN ACCORDANCE WITH THE FOLLOWING:

- DECLARED DIVIDENDS THAT COME FROM THE NET TAX PROFITS ACCOUNT (CUFIN) ARE NOT SUBJECT TO THE PAYMENT OF ISR. DURING 2003 THE EXCESS IS SUBJECT TO 34% TAX, APPLIED TO THE RESULT OF MULTIPLYING THE DIVIDEND PAID BY THE FACTOR OF 1.5152. THE TAX MAY BE CREDITED AGAINST THE ISR INCURRED BY THE COMPANY IN THE PERIOD IN WHICH THE TAX IS PAID OR IN THE TWO FOLLOWING PERIODS. DIVIDENDS PAID ARE NOT SUBJECT TO ANY WITHHOLDING.

- WHEN DIVIDENDS COME FROM THE REINVESTED NET TAX PROFIT ACCOUNT (CUFINRE), THE RATE WILL BE 5%; FOR THOSE DIVIDENDS THAT COME FROM THE REINVESTED NET TAX PROFIT GENERATED IN 1999, THE RATE WILL BE 3%. THE PROCEDURE DESCRIBED ABOVE WAS IN EFFECT UNTIL 2001.

- IN 1999 THE RATE OF THE ISR WAS MODIFIED, ESTABLISHING THE GENERAL RATE AT 35% AND IMPLEMENTING A SCHEME OF DEFERRAL FOR REINVESTMENT OF PROFITS, APPLYING THE RATE OF 30% TO REINVESTED TAX PROFITS, AND IN THE PERIOD IN WHICH THESE ARE DECLARED AS DIVIDENDS THE REMAINING 5% OF THE TAX WILL BE PAID. THE APPLICABLE RATE FOR REINVESTED PROFITS IN 1999 WAS 32%; THE DEFERRAL OF TAXES CORRESPONDING TO THE BALANCE OF THE CUFINRE WILL BE PAID AS DIVIDENDS ARE PAID IN FUTURE PERIODS.

- DURING THE PERIOD DIVIDENDS WERE DECLARED OF PS. 1,759,852 (PS. 1,078,283 IN 2002), AT HISTORIC VALUES COMING FROM THE CUFINRE, WHICH INCURRED ISR ON DISTRIBUTION OF REINVESTED PROFITS IN THE AMOUNT OF PS. 134,913 (PS. 73,695 IN 2002), AN AMOUNT FOR WHICH PROVISION WAS MADE IN PRIOR PERIODS.

- AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS THE BALANCES OF THE TAX PROFIT ACCOUNTS WERE:

ITEM	2003	2002
CUFIN	Ps. 11,468,060	Ps. 8,430,234
CUFINRE	2,403,460	3,890,806

J) IN THE CASE OF REDUCTION OF CAPITAL, ANY EXCESS OF SHAREHOLDERS' EQUITY OVER THE BALANCES OF THE CONTRIBUTED CAPITAL ACCOUNTS IS TREATED AS A DISTRIBUTION OF PROFITS AS PROVIDED IN THE CURRENT TAX PROVISIONS.

11. TRANSACTIONS WITH UNCONSOLIDATED RELATED COMPANIES

THE PRINCIPAL TRANSACTIONS ENTERED INTO WITH UNCONSOLIDATED RELATED COMPANIES ARE BROKEN DOWN BELOW:

DESCRIPTION	2003	2002
PURCHASES OF:		
PACKAGING	Ps. 2,798,712	Ps. 2,931,266
RAW MATERIALS	245,701	282,180
MACHINERY	61,768	73,338
	Ps. 3,106,181	Ps. 3,286,784
SALES OF:		
RECYCLABLE MATERIALS	Ps. 93,091	Ps. 114,536
MACHINERY AND MAINTENANCE SERVICES	7343	42,005
FREIGHT FEES COLLECTED	2,655	3,495
SERVICES FEES COLLECTED	317	1,584
	Ps. 103,406	Ps. 161,620

12. POSITION AND TRANSACTIONS IN FOREIGN CURRENCY

A) AT THE DATE OF THE CONSOLIDATED BALANCE SHEET, THE GROUP HAS THE FOLLOWING POSITION IN THOUSANDS OF UNITED STATES DOLLARS:

IN THOUSANDS

DESCRIPTION	2003	2002
ASSETS	US$ 99,368	US$ 110,474
LIABILITIES	US$ 29,248	US$ 21,222

B) THE DOLLAR IS VALUED AT THE FOLLOWING EXCHANGE RATES:

	2003	2002
ASSETS		
AT THE FREE EXCHANGE RATE OF PS. 10.97 (PS. 10.14 FOR ASSETS IN 2002)	Ps. 1,089,947	Ps. 1,165,789
LIABILITIES		
AT THE FREE EXCHANGE RATE OF PS. 10.99 (PS. 10.22 FOR LIABILITIES IN 2002)	Ps. 321,672	Ps. 225,617

C) AT THE CLOSE OF THE PERIOD THERE WERE APPROXIMATELY FORTY-THREE MILLION SIX HUNDRED SEVENTY-THREE THOUSAND UNITED STATES DOLLARS IN INVENTORY (FORTY-TWO MILLION FOUR HUNDRED SIXTY-NINE THOUSAND UNITED STATES DOLLARS IN 2002), THE MAJORITY OF WHICH CAN ONLY BE ACQUIRED ABROAD.

D) DURING THE PERIOD THE FOLLOWING TRANSACTIONS WERE UNDERTAKEN IN UNITED STATES DOLLARS:

	IN THOUSANDS	
DESCRIPTION	2003	2002
EXPORTS OF FINISHED PRODUCTS	US$ 737,900	US $ 706,062
COLLECTION OF ROYALTIES	96,819	94,528
EXPORTS OF PACKAGING AND OTHERS	9,581	11,099
	844,300	811,689
PURCHASE OF MACHINERY AND PAYMENT FOR OTHER SERVICES	40,731	33,855
PURCHASE OF INVENTORY	79,993	102,260
FREIGHT, ADVERTISING, TAXES AND FEES AND OTHERS	125,239	115,094
PURCHASE OF REPLACEMENT PARTS	11,185	10,650
	257,148	261,859
NET	US$ 587,152	US$ 549,830

E) THE FREE RATE OF EXCHANGE OF THE DOLLAR WITH RESPECT TO THE MEXICAN PESO IN EFFECT ON THE DATE OF ISSUANCE OF THE FINANCIAL STATEMENTS IS PS. 11.15.

13. INFORMATION BY SEGMENTS (REFERENCE TO ANNEX 6)

THE INFORMATION BY SEGMENTS IS BROKEN DOWN BELOW:

2003

DESCRIPTION	RECEIPTS	NET PROFIT (ESTIMATED)	IDENTIFIABLE ASSETS
DOMESTIC	Ps. 21,600,225	Ps. 3,556,881	Ps. 60,482,336
EXPORT	7,984,772	,230,308	784,411
	Ps. 29,584,997	Ps. 4,787,189	Ps. 61,266,747

2002

DESCRIPTION	RECEIPTS	NET PROFIT (ESTIMATED)	IDENTIFIABLE ASSETS
DOMESTIC	Ps. 20,815,060	Ps. 3,946,894	Ps. 58,534,699
EXPORT	7,154,603	757,390	558,870
	Ps. 27,969,663	Ps. 4,704,284	Ps. 59,093,569

14. FINANCIAL INSTRUMENTS

THE FINANCIAL INSTRUMENTS THAT POTENTIALLY ARE SUBJECT TO A CONCENTRATION OF RISK CONSIST PRINCIPALLY OF ACCOUNTS RECEIVABLE AND TEMPORARY INVESTMENTS. THE GROUP PLACES ITS EXCESS CASH WITH PRESTIGIOUS CREDIT INSTITUTIONS. THE CONCENTRATION OF CREDIT RISK WITH REGARD TO ACCOUNTS RECEIVABLE IS LIMITED, PRINCIPALLY DUE TO THE LARGE NUMBER OF CUSTOMERS AND THEIR GEOGRAPHIC DISPERSION. THE GROUP BELIEVES THAT THE ESTIMATE FOR UNCOLLECTIBLE ACCOUNTS ADEQUATELY COVERS THOSE THAT MAY REPRESENT A RISK OF RECOVERY AND CONTINUOUSLY MONITORS THEIR BEHAVIOR. IF NECESSARY IT ADJUSTS THE ESTIMATE.

STOCK EXCHANGE CODE **GMODELO** QUARTER: **3** YEAR: **2003**

GRUPO MODELO, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 DIBLO, S.A. DE C.V.		243,229,213	76.75	2,912,876	37,870,931
TOTAL INVESTMENT IN SUBSIDIARIES				**2,912,876**	**37,870,931**
ASSOCIATEDS					
1 DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	2,248,984
2 EXTRACTOS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	1,051,000	26.30	87	105,767
3 GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	190,239
4 SEEGER INDUSTRIAL, S.A.	MACHINERY MANUFACTURES	248,000	81.30	9,274	24,845
5 RESERVE FOR IMPAIRMENT		1	0.00	0	(72,038)
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**75,380**	**2,497,797**
OTHER PERMANENT INVESTMENTS					**120,212**
TOTAL					**40,488,940**

NOTES

GRUPO MODELO, S.A. DE C.V. IS A HOLDING COMPANY THAT OWNS THE CAPITAL STOCK OF DIBLO, S.A. DE C.V., WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 "COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS"

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BANCO BILBAO BIZCAYA	31/12/2003	1.87	0	0	0	0	0	0	0	0	25	0	0	0	0	0
TOTAL BANKS			0	0	0	0	0	0	0	0	25	0	0	0	0	0

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
BOTLES			121,419	0	0	0	0	0	0	0	0	0	0	0	0	0
PACKING			100,621	0	0	0	0	0	0	0	788	0	0	0	0	0
CAN			11,717	0	0	0	0	0	0	0	0	0	0	0	0	0
MALT			14,241	0	0	0	0	0	0	0	0	0	0	0	0	0
FUEL			29,460	0	0	0	0	0	0	0	0	0	0	0	0	0
ADVERTISING			33,046	0	0	0	0	0	0	0	3,336	0	0	0	0	0
SPARE PARTS			46,733	0	0	0	0	0	0	0	9,872	0	0	0	0	0
LABELS			2,516	0	0	0	0	0	0	0	0	0	0	0	0	0
FREIGHT			15,713	0	0	0	0	0	0	0	24	0	0	0	0	0
ELECTRICITY			1,945	0	0	0	0	0	0	0	0	0	0	0	0	0
WATER AND ICE			12,966	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER RAW MATERIALS			21,051	0	0	0	0	0	0	0	139,986	0	0	0	0	0
MACHINERY AND EQUIPMENT			8,802	0	0	0	0	0	0	0	38,368	0	0	0	0	0
SERVICES			16,841	0	0	0	0	0	0	0	7,041	0	0	0	0	0
PALLET			5,567	0	0	0	0	0	0	0	0	0	0	0	0	0
FEES			841	0	0	0	0	0	0	0	1,046	0	0	0	0	0
MAINTENANCE			7,230	0	0	0	0	0	0	0	774	0	0	0	0	0
COMPUTER EQUIPMENT			2,272	0	0	0	0	0	0	0	946	0	0	0	0	0
ELECTRIC EQUIPMENT			540	0	0	0	0	0	0	0	0	0	0	0	0	0
MAIL AND PHONE			422	0	0	0	0	0	0	0	0	0	0	0	0	0
SOFT DRINKS			21,303	0	0	0	0	0	0	0	0	0	0	0	0	0
CORN			22,714	0	0	0	0	0	0	0	0	0	0	0	0	0
PROMOTIONAL ITEMS			4,882	0	0	0	0	0	0	0	0	0	0	0	0	0
LEASING			31	0	0	0	0	0	0	0	640	0	0	0	0	0
BARLEY			638	0	0	0	0	0	0	0	0	0	0	0	0	0
RICE			245	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTION LIABILITIES			29,595	0	0	0	0	0	0	0	0	0	0	0	0	0
TOLL			199	0	0	0	0	0	0	0	0	0	0	0	0	0
STATIONERY			205	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 3 YEAR 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
CHEMICAL PRODUCTS			5,547	0	0	0	0	0	0	0	0	0	0	0	0	0
CLEANING MATERIALS			201	0	0	0	0	0	0	0	0	0	0	0	0	0
PLANE TICKETS			42	0	0	0	0	0	0	0	0	0	0	0	0	0
INSURANCE			172	0	0	0	0	0	0	0	0	0	0	0	0	0
WINE AND LICORS			299	0	0	0	0	0	0	0	0	0	0	0	0	0
GROSERIES			225	0	0	0	0	0	0	0	0	0	0	0	0	0
CAN			0	0	0	0	0	0	0	0	35	0	0	0	0	0
BEER			0	0	0	0	0	0	0	0	72,065	0	0	0	0	0
CUSTOM EXPENSES			0	0	0	0	0	0	0	0	2,630	0	0	0	0	0
ALUMINUM			0	0	0	0	0	0	0	0	765	0	0	0	0	0
OTHERS			54,107	0	0	0	0	0	0	0	987	0	0	0	0	0
TOTAL SUPPLIERS			594,348	0	0	0	0	0	0	0	279,305	0	0	0	0	0
OTHER LIABILITIES			1,285,551	0	0	0	0	0	0	0	42,342	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			1,285,551	0	0	0	0	0	0	0	42,342	0	0	0	0	0
			1,879,899	0	0	0	0	0	0	0	321,672	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 3 YEAR 2003

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

TRADE BALANCE MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	
TOTAL ASSETS	**99,063**	**1,086,720**	**305**	**3,227**	**1,089,947**
LIABILITIES POSITION	**27,921**	**306,945**	**1,327**	**14,727**	**321,672**
SHORT TERM LIABILITIES POSITION	27,921	306,945	1,327	14,727	321,672
LONG TERM LIABILITIES POSITION	0		0	0	0
NET BALANCE	**71,142**	**779,775**	**(1,022)**	**(11,500)**	**768,275**

NOTES:

THE U.S. DOLAR IS VALUED AT THE EXCHANGE RATE OF $10.97 PESOS FOR ASSETS AND $ 10.99 PESOS FOR LIABILITIES PER U.S. DOLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, IN THE ASSETS AND LIABILITIES CORRESPONDS TO EUROS

STOCK EXCHANGE CODE **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	13,994,085	4,109,271	(9,884,814)	0.00	(39,960)
FEBRUARY	13,722,029	3,587,707	(10,134,322)	0.00	(28,151)
MARCH	14,203,157	3,752,740	(10,450,417)	0.01	(65,966)
APRIL	14,824,588	3,847,142	(10,977,446)	0.00	(18,741)
MAY	13,641,304	4,298,436	(9,342,868)	0.00	30,147
JUNE	13,812,628	3,860,348	(9,952,280)	0.00	(8,222)
JULY	14,136,256	3,767,996	(10,368,260)	0.00	(15,027)
AUGUST	14,734,558	3,857,525	(10,877,033)	0.00	(32,629)
SEPTEMBER	15,764,448	3,980,008	(11,784,440)	0.00	(56,528)
ACTUALIZATION:	0	0	0	0.00	(1,987)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(237,064)**

NOTES

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

==========NOT APPLY==================

ACTUAL SITUATION OF FINANCIAL LIMITED

==========NOT APPLY==================

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE **GMODELO** QUARTER: **3** YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CERVECERIA MODELO	BREWERY	11,100	95
CERVECERIA MODELO GUADALAJARA	BREWERY	5,050	96
CIA CERVECERA DEL TROPICO	BREWERY	7,000	100
CERVECERIA DEL PACIFICO	BREWERY	2,000	84
CEVECERIA MODELO DE TORREON	BREWERY	2,850	100
CERVECERIA MODELO DEL NOROEST	BREWERY	3,000	97
CIA CERVECERA DE ZACATECAS	BREWERY	15,000	72
CEBADAS Y MALTAS	TRANSFORMATION OF BARLEY INTO MALT	150	100

NOTES

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANS OF HECTOLITERS AND FOR THE TRANSFORMATION OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

STOCK EXCHANGE CODE **GMODELO** QUARTER: **3** YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MALT	CEBADAS Y MALTAS	MALT	CARGILL MALT		
MALT	EXTRACTOS Y MALTAS	MALT	RAHR MALTING CO		
		MALT	INTERNATIONAL MALTING COMPANY	SI	7.69
CORN	ARANCIA COC			SI	3.37
RICE	IRACPA			SI	0.69
		HOPS	JOHN I. HAAS INC S.S. STEINER INC	NO	1.06

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

)CK EXCHANGE CODE GMODELO
JPO MODELO, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
	31,163	11,131,958	22,271	18,916,808		NEGRA MODELO	CONSUMER
		0	0			CORONA	
		0	0			MODELO ESPECIAL	
		0	0			VICTORIA	
		0	0			PACIFICO	
		0	0			ESTRELLA	
		0	0			MODELO LIGHT	
		0	0			LEON	
R INCOME		0	0	2,683,417		MONTEJO	
)TAL		11,131,958		1,600,225			

)CK EXCHANGE CODE GMODELO
JPO MODELO, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
		0	8,965	7,984,772	U.S.A.	CORONA	CONSUMER
		0	0		CANADA	MODELO ESPECIAL	
		0	0		ASIA	NEGRA MODELO	
		0	0		LATINOAMERICA	CORONA LIGHT	
		0	0			PACIFICO	
)TAL				7,984,772			

IOTES

THE VOLUME IS PRESENTED IN THOUSANDS OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSANDS OF PESOS
IN THE ANNEX 11 "DOMESTIC SELLS" THE TOTAL PRODUCTION IS 31,163 THOUSAND HECTOLITERS AND ICLUDES THE PRODUCTION FOR THE DOMESTIC AND EXPORT MARKETS, BECAUSE THE EXPORT PRODUCTION CAN NOT BE CAPTURED.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION MEXI	CAN SUSCRIPTI	ON FIXED	VARIABLE	
A		12	1,459,389,728		1,459,389,728		785,996	
B		12		1,142,017,984		1,142,017,984		1,085,855
C		12		650,351,920		650,351,920		967,801
TOTAL			**1,459,389,728**	**1,792,369,904**	**1,459,389,728**	**1,792,369,904**	**785,996**	**2,053,656**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
3,251,759,632
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

Information on Projects
(Project, Amount Spent and Percentage of Completion)

ANNEX 13

CONSOLIDATED
Final Printing

THE AMOUNT OF PS. 4,938,784 OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENTS INCLUDED IN ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICES, REPLACEMENT AND INSTALLATION OF BOTTLING LINES AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AN ADDITIONAL INVESTMENT OF APPROXIMATELY PS. 3,001,000 IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING THE COURSE OF 2004 AND 2005.

TICKER NAME: **GMODELO** QUARTER: **3** YEAR: **2003**
GRUPO MODELO, S.A. DE C.V.

Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

THE CONVERSION TO MEXICAN PESOS OF THE FINANCIAL INFORMATION OF FOREIGN SUBSIDIARIES, BASIC TO CONSOLIDATION, WAS MADE IN ACCORDANCE WITH THE GUIDELINES OF BULLETIN B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS", ISSUED BY THE IMCP, FOLLOWING THE METHOD OF INTEGRATED FOREIGN OPERATION; FOR THE CONVERSION OF MONETARY ENTRIES, THE FREE BUYING EXCHANGE RATE OF PS. 10.97 (PS. 10.14 IN 2002) PER UNITED STATES DOLLAR WAS USED; NON-MONETARY ENTRIES AND THE PROFIT AND LOSS STATEMENT WERE CONVERTED TO MEXICAN CURRENCY IN ACCORDANCE WITH THE EXCHANGE RATE IN EFFECT ON THE DATE ON WHICH THE TRANSACTIONS GIVING RISE TO THEM WERE EFFECTUATED. THE RESULTS OF THIS CONVERSION ARE PRESENTED WITHIN THE INTEGRAL RESULT OF FINANCING.

ON THE OTHER HAND THERE IS NO RESTRICTION ON TRANSFER OF CURRENCIES IN THE COUNTRIES WHERE THE FOREIGN SUBSIDIARIES ARE LOCATED.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

	(THOUSANDS OF DOLLARS)	
DESCRIPTION	2003	2002
ASSETS	56,542	46,598
LIABILITIES	7,104	6,941
NET AS SETS	49,438	39,657

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A. DE C.V.

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION

WE HERBY SWEAR THAT IN OUR RESPECTIVE FUNCTIONS PREPARED THE INFORMATION OF THE COMPANY CONTAINED IN THE PRESENT QUARTERLY REPORT, WHICH REFLECTS REASONABLY ITS SITUATION. ALSO WE DECLARED THAT WE DO NOT HAVE KNOWLEDGE OF RELEVANT INFORMATION THAT HAS BEEN OMITTED OR FALSE IN THIS QUARTERLY REPORT OR THAT IT COULD CONTEIN INFORMATION THAT COULD INDUCE TO THE ERROR OF THE INVESTORS.

C.P. EMILIO FULLAONDO BOTELLA	C.P. NARCISO GALVEZ PEÑA
PRINCIPAL ACCOUNTING OFFICER	CORPORATE CONTROLLER

MEXICO, D.F. AT OCTOBER 20, 2003.

MEXICAN STOCK EXCHANGE
BOLSA MEXICANA DE VALORES, S.A. DE C.V.

STOCK EXCHANGE CODE: DATE: 20/10/03

GENERAL DATA OF THE COMPANY

NAME:	GRUPO MODELO, S.A. DE C.V.
ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx
INTERNET ADDRESS :	WWW.gmodelo.com.mx

FISCAL DATA OF THE COMPANY

REGISTRATION NUMBER:	GMO911121340
FISCAL ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F..

RESPONSIBLE OF PAYMENTS

NAME:	C.P. ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92

PRINCIPAL OFFICERS

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD
NAME:	DON ANTONINO FERNANDEZ RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

POSITION BMV:	CHIEF EXECUTIVE OFFICER
POSITION:	CHIEF EXECUTIVE OFFICER
NAME:	ING. CARLOS FERNÁNDEZ GONZALEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	cfernandez@gmodelo.com.mx

POSITION BMV:	CHIEF FINANCIAL OFICER
POSITION:	CHIEF FINANCIAL OFICER
NAME:	C.P. ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	ealcalde@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
NAME:	C.P. EMILIO FULLAONDO BOTELLA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	efullaondo@gmodelo.com.mx

POSITION BMV:	SECOND RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	SECOND RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
NAME:	C.P. NARCISO GALVEZ PEÑA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-59-43
E-MAIL:	ngalvez@gmodelo.com.mx

POSITION BMV:	GENERAL COUNSEL
POSITION:	GENERAL COUNSEL
NAME:	LIC. JORGE SIEGRIST PRADO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	jsiegrist@gmodelo.com.mx

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTOR
POSITION:	GENERAL COUNSEL
NAME:	LIC. JORGE SIEGRIST PRADO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	jsiegrist@gmodelo.com.mx

POSITION BMV:	ALTERNATE SECRETARY
POSITION:	EXCECUTIVE DIRECTOR
NAME:	LIC. JUAN SÁNCHEZ-NAVARRO REDO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-28-61
E-MAIL:	jsanare@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING INFORMATION BY EMISNET
POSITION:	CERTIFIED FOR SENDING INFORMATION BY EMISNET
NAME:	C.P. ALFREDO GARCIA HERNANDEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	agarcia@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING RELEVANT EVENTS BY EMISNET
POSITION:	CERTIFIED FOR SENDING RELEVANT EVENTS BY EMISNET
NAME:	LIC. JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

[Leterhead of Grupo Modelo, S.A. de C.V.]

December 09, 2003

Comisión Nacional Bancaria y de Valores
Insurgentes Sur No. 1971
Torre Sur, Piso 7
Col. Guadalupe Inn
México, D.F. 06500

Mr. Carlos Quevedo López
General Manager of Market Supervision

Dear Mr. Quevedo:

Pursuant to the provisions set forth in the circular of issuers, publishede in the Official Gazette of the Federation on March 19, 2003, regarding the information corresponding to the third quarter of 2003, which may be provided to the Comission, to the *Bolsa de Valores,* and to the investors, we hereby states:

The undersigned states under oath that, in the scope of our respective functions, we prepared the information related to the issuer contained in this quarterly report, which, to our knowledge reflects in a reasonable basis the situation of the issuer. Likewise, we state that, we do not have knowledge of material information that has been omitted or falsified in this quarterly report or that it contains information that could lead investor to error.

We hope that with this information we comply to that set forth in the circular of issuers, please do not hesitate to contact us regarding any comment to the above mentioned.

Sincerely

Ing. Carlos Fernandez González
Chief Executive Officer

C.P. Ernesto Alcalde y Rodríguez
Chief Financial Officer

EXHIBIT J

Materials published, distributed or made available to securities holders in connection with securities holders' meetings.

English translation of the minute of the General Shareholders' Meeting held on April 21, 2003, certified by the Secretary of the Board of Directors.

04 JAN 12 AM 7:21

GRUPO MODELO, S.A. DE C.V.

The undersigned, as Secretary of the Board of Directors of Grupo Modelo, S.A. de C.V. (the "Company"), hereby certifies, that the document attached hereto, is the English translation of the Annual Shareholders Meeting of the Company held on April 21, 2003.

January 5, 2004

Jorge Siegrist Prado

GRUPO MODELO, S.A. DE C.V. SECRETARIO

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx

[all pages are initialized at the lower left corner]

GRUPO MODELO, S.A. DE C.V.

GENERAL ORDINARY SHAREHOLDERS' MEETING

APRIL 21, 2003

In the City of Mexico, Federal District, the corporate domicile of Grupo Modelo, S.A. de C.V., at 13:00 hours on April 21, 2003, the shareholders whose signatures are affixed at the foot of these minutes met in the Salón Constelaciones "C" of the Nikko Mexico Hotel at Campos Elíseos 204, Colonia Polanco, 11560, México, D.F., for a general ordinary shareholders' meeting of Grupo Modelo, S.A. de C.V. to which they had been duly summoned by call published on April 4, 2003 in the "El Economista", "Reforma" and "El Financiero" newspapers, and in the "Federal Official Gazette".

In accordance with Article Thirty-One of the corporate by-laws, the Meeting was presided by Antonino Fernández Rodríguez, Chairman of the Board of Directors; Jorge Siegrist Prado, the Board Secretary, performed as Secretary. The Meeting was also attended by public accountants, Miguel Ortiz Aguilar and Alberto Tiburcio Celorio, Regular Statutory Auditors of the Company.

Based on aforementioned Article Thirty-One of the corporate by-laws, the Chairman appointed Alfredo García Hernández and José Pares Gutiérrez as tellers, who having accepted such commissions and checked the admission cards issued to the shareholders by the Company Secretary, as well as the proxies exhibited by their representatives, certified that 1,459,389,728 ordinary Series "A" shares and 1,142,017,984 ordinary Series "B" Shares that represent all of the voting shares of the capital stock of Grupo Modelo, S.A. de C.V. were duly represented at the Meeting.

Based on the results of the count and due to the fact that inasmuch as the call to this Shareholders Meeting was published in the manner and with the notice provided for in the corporate by-laws, the Chairman declared the Meeting legally convened.

The shareholders unanimously approved the Chairman's statement concerning the legal commencement of the Meeting; the Chairman then asked the Secretary to read the Agenda as provided in the call to this Meeting, which was as follows:

AGENDA

I. Report by the Board of Directors on the fiscal year

ended December 31, 2002 under the terms of Article 172 of the General Law of Corporations [*Ley General de Sociedades Mercantiles*], including the financial statements of the Company, and the report by the Statutory Auditors and by the Auditing Committee. Resolutions in this respect.

II. Proposals as to the results' application. Resolutions in this respect.

III. Remuneration for the members of the Board of Directors, the Regular and Alternate Statutory Auditors, as well as for the Secretary and Alternate Secretary. Resolution in this respect.

IV. Appointment or ratification, as the case may be, of the members of the Board of Directors of the Company, and appointment or ratification, as the case may be, of the Regular and Alternate Statutory Auditors of the Company, as well as the Secretary and Alternate Secretary. Resolutions in this respect.

V. Appointment or ratification of the members of the Board of Directors who shall be part of the Executive Committee of the Company. Resolutions in this

respect.

VI. Appointments of delegates who shall carry through the resolutions adopted by this Meeting and, as the case may be, formalize them as necessary.

The items of the Agenda were then discussed as follows:

ITEM ONE. Concerning item one of the Agenda and as provided for in Article 172 of the General Law of Corporations, by request of the Chairman, Carlos Fernández, Chief Executive Officer of the Company, read the report submitted by the Board of Directors regarding the Company's development and activities during the fiscal year that ended on December 31, 2003, having referred to the main policies applied by the management and the most relevant projects.

Fernández also addressed to the consolidated and individual financial statements of Grupo Modelo, S.A. de C.V. and of Diblo, S.A. de C.V., the main subsidiary company, for the fiscal year ended December 31, 2002, which include the general balance sheet, statements of profits and losses and statements of changes in the financial condition and equity entries, as well as the corresponding explanatory notes.

The Statutory Auditors of the Company rendered their reports, which establish the adequacy of the policies and criteria on accounting and information applied by the Company's management for the preparation of the Financial Statements as to December 31, 2002, and that the information submitted reasonably and sufficiently reflected the financial condition of the Company, therefore, both Statutory Auditors recommended that the meeting approved the financial information presented. In addition, the Secretary read the report submitted by the Auditing Committee.

The Secretary referred to the resolutions proposed concerning this item of the Agenda by Banco Nacional de México, S.A., División Fiduciaria, as holder of 1,459,389,728 Series "A" shares.

After the shareholders heard aforementioned proposals, the following resolutions were adopted unanimously:

RESOLUTIONS

"**1.-** The report submitted by the Board of Directors to the general ordinary shareholders' meeting of Grupo Modelo, S.A. de C.V., in accordance with Article 172 of the General Law of Corporations, regarding the Company's operations of

the fiscal year that ended on December 31st, 2002, is hereby rendered and approved. A counterpart of such report is attached to the file of the minutes of this meeting".

"**2.-** The report of the Auditing Committee and the opinions rendered by the Statutory Auditors, Miguel Ortiz Aguilar and Alberto Tiburcio Celorio on the financial statements of Grupo Modelo, S.A. de C.V. as to December 31, 2002 are hereby submitted and approved. A copy of such opinions and report is attached to the file of the minutes of this meeting".

"**3.-** The financial statements of Grupo Modelo, S.A. de C.V. as to December 31, 2002 and of Diblo, S.A. de C.V., the main subsidiary of the Company, have been presented and fully approved. A copy of such financial statements is attached to the file of the minutes of this meeting".

"**4.** - By virtue of the above resolutions, the performance of the Board of Directors during the fiscal year that ended December 31, 2002 is approved".

ITEM TWO. In relation to item two of the Agenda the Chairman requested that the Secretary read to the Meeting a proposal submitted by the Board of Directors for the results'

application. When addressing the meeting, the Secretary outlined that, after separating the necessary amounts for the legal reserve and determining the amount that may be used to acquire shares, payment of a cash dividend for outstanding shares, for a total of P$1,759,852,312.84 could be made, which amounts to a dividend of P$0.5412 for each outstanding share, subject to the applicable tax withholdings.

Having heard the Board of Directors' proposal regarding the results' application, the following was adopted unanimously:

RESOLUTION

"**5.-** As a result virtue of the approval of the financial statements for fiscal year ended on December 31, 2002, it is evidenced that the following amounts are available to the meeting: from the balance of net profits of previous years an amount of P$20,772,655,018.70 (Twenty Billion Seven Hundred Seventy-Two Million, Six Hundred Fifty-Five Thousand Eighteen Pesos 70/100 Mexican Currency); and from net profits of fiscal year ended on December 31, 2002, P$4,225,750,212.73 (Four Billion Two Hundred Twenty-Five Million Seven Hundred Fifty Thousand Two Hundred Twelve Pesos 73/100 Mexican Currency), which amounts to P$24,998,405,231.43 (Twenty-Four

Billion Nine Hundred Ninety-Eight Million Four Hundred Five Thousand Two Hundred Thirty-One Pesos 43/100 Mexican Currency), for which the following allocation of results is approved:

a) P$211,287,511.00 (Two Hundred Eleven Million Two Hundred Eighty-Seven Thousand Five Hundred Eleven Pesos 00/100 Mexican Currency) shall be applied to the legal reserve of the Company, which amount is equal to 5% of net profits amount for the fiscal year of 2002.

b) The maximum amount that may be allocated to buy Company's shares is P$572,162,000.00 (Five Hundred Seventy-Two Million One Hundred Sixty-Two Thousand Pesos 00/100 Mexican Currency).

c) It is agreed that P$1,759,852,312.84 (One Billion Seven Hundred Fifty-Nine Million Eight Hundred and Fifty-Two Thousand Three Hundred and Twelve Pesos 84/100 Mexican Currency) from the balance of the net profits account pending to be assigned, shall be distributed among holders of shares of the capital stock as cash dividend derived from the balance of the net reinvested fiscal profit account, at a rate of P$0.5412 (Five Thousand Four Hundred and Twelve cents of a peso) to each of the 3,251,759,632 outstanding shares,

fully paid in a single installment as of April 28, 2003 upon delivery of Coupon Number 11 of the shares certificates, and subject to the applicable tax withholdings".

ITEM THREE. In relation to item three of the Agenda, at the Chairman's request the Secretary informed the Meeting of the remuneration suggested by Banco Nacional de México, S.A., División Fiduciaria for the members of the Board of Directors, Statutory Auditors, Secretary and Alternate Secretary, which amounts to P$22,000.00 for attending each meeting of the Board of Directors, the Auditing Committee and the Executive Committee of the Company.

After such suggestion was rendered, the total shares represented at the meeting unanimously adopted the following:

RESOLUTION

"**6**.- It has been resolved that for performing in their offices, the regular and alternate members of the Board of Directors, the Auditing Committee, the Executive Committee, the Statutory Auditors, Secretary and Alternate Secretary of the Company shall be paid P$22,000.00 (Twenty-Two Thousand Pesos 00/100 Mexican Currency) in cash as emolument for attending each one of the meetings of the Board or by the

Committee implicated, which payment is subject to the applicable tax withholdings".

ITEM FOUR. As to item four of the Agenda, at the Chairman's request the Secretary stated that according to Article Twenty-Nine of the corporate by-laws, the members of the Board of Directors are appointed through independent voting by Series of shares, Series "A" naming ten of the nineteen regular and alternate members who comprise the Board of Directors, both regular and alternate, and Series "B" naming the remaining nine regular and alternate members.

The Secretary then reported the suggested resolutions on this item of the Agenda submitted by Banco Nacional de México, S.A., División Fiduciaria, as holder of the 1,459,389,728 Series "A" shares, and from Anheuser Busch International Holdings, Inc., as holder of the 1,142,017,984 Series "B" shares.

After the shareholders heard aforementioned proposals, the following resolutions were adopted:

RESOLUTIONS

"7. - According to a resolution of the holder of all of

the Series "A" shares, Antonino Fernández Rodríguez, Juan Sánchez-Navarro y Peón, Valentín Diez Morodo, Carlos Fernández González, Ma. Asunción Aramburuzabala Larregui, Emilio Carrillo Gamboa, Alfonso Gallardo Kuri, Luis Javier González Cimadevilla, Pablo González Díez and Roberto Hernández Ramírez are appointed Series "A" regular board members. Luis Miguel Álvarez Pérez, Mario Álvarez Yates, Miguel Ángel Domínguez Morales, Alfonso Cervantes Riba, Lucrecia Aramburuzabala Larregui de Fernández, Laurentino García González, Cesáreo González Diez, Luis Manuel Sánchez Carlos, Joaquín Sordo Barba and Luis Gerardo Sordo Sordo are appointed Series "A" alternate board members".

"**8.-** According to a resolution of the holder of all of the Series "B" shares, August A. Busch III, Thomas Heather Rodríguez, James Jones, Stephen K. Lambright, Rogelio Ramírez de la O., Anne Richards, Thomas W. Santel, Pedro Soares and Alejandro Strauch are appointed Series "B" regular statutory auditors. Randy Baker, Mark Bobak, August A. Busch IV, Steve Burrows, Juan Cintrón, John Kelly, William J. Kimmins, John Purnell and Patrick Stokes are appointed Series "B" alternate statutory auditors".

"**9.-** By virtue of the above resolutions, it is expressly evidenced that the Board of Directors of the Company remains

comprised by the following persons:

BOARD OF DIRECTORS

Regular Members	Alternate Members
Antonio Fernández Rodríguez	Luis Manuel Sánchez Carlos
Juan Sánchez-Navarro y Peón	Mario Álvarez Yates
Valentín Díez Morodo	Miguel Ángel Domínguez Morales
Carlos Fernández González	Laurentino García González
María Asunción Aramburuzabala Larregui	Lucrecia Aramburuzabala Larregui
Emilio Carrillo Gamboa	Luis Gerardo Sordo Sordo
Alfonso Gallardo Kuri	Alfonso Cervantes Riba
Luis Javier González Cimadevilla	Luis Miguel Álvarez Pérez
Pablo González Díez	Cesáreo González Díez
Roberto Hernández Ramírez	Joaquín Sordo Barba

SERIES "B" MEMBERS

Regular Members	Alternate Members
August A. Busch III	Randy Baker
Thomas Heather Rodríguez	Mark Bobak
James Jones	August A. Busch IV
Stephen K. Lambright	Steve Burrows
Rogelio Ramírez de la O.	Juan Cintron
Anne Richards	William J. Kimmins
Thomas W. Santel	John Kelly

Pedro Soares | John Purnell

Alejandro Strauch | Patrick Stokes".

"**10.**- According to a resolution of the holder of Series "A" shares, regular members may only be substituted by the alternate members designated by such Series, as follows: Antonino Fernández Rodríguez by Luis Manuel Sánchez Carlos; Juan Sánchez-Navarro y Peón by Mario Álvarez Yates; Valentín Díez Morodo by Miguel Ángel Domínguez Morales; Carlos Fernández González by Laurentino García González; María Asunción Aramburuzabala Larregui by Lucrecia Aramburuzabala Larregui de Fernández; Emilio Carrillo Gamboa by Luis Gerardo Sordo Sordo; Alfonso Gallardo Kuri by Alfonso Cervantes Riba; Luis Javier González Cimadevilla by Luis Miguel Álvarez Pérez; Pablo González Díez by Cesáreo González Díez; and Roberto Hernández Ramírez by Joaquín Sordo Barba".

"**11.** - According to a resolution of the holder of Series "B" shares, the following provisions regarding substitution of regular members of the Board of Directors appointed by Series "B" are approved.

a) In case of absence, regular members August A. Busch III, Stephen K. Lambright, Thomas W. Santel, Pedro Soares and Alejandro Strauch, may be substituted indistinctly by any of

alternate members August A. Busch IV., Randy Baker, Mark Bobak, Steve Burrows, John Kelly, William J. Kimmins and Patrick Stokes.

b) In case of absence, independent regular members Thomas Heather, Rogelio Ramírez de la O., Anne Richards and James Jones, may be substituted indistinctly by independent alternate members Juan Cintrón and John Purnell".

"**12.** - Antonino Fernández Rodríguez is ratified as Chairman of the Board of Directors".

"**13.** - Juan Sánchez-Navarro y Peón, Valentín Díez Morodo, Carlos Fernández González and María Asunción Aramburuzabala Larregui are ratified as Vice-Chairmen of the Board of Directors".

"**14.** - Jorge Siegrist Prado and Juan Sánchez-Navarro y Peón are ratified as Secretary and Alternate Secretary of the Board of Directors respectively".

"**15.** - According to a resolution of the holder of all of the Series "A" shares, Miguel Ortíz Aguilar and Rafael Maya Urosa are ratified as Regular and Alternate Statutory Auditors of Series "A" respectively.

"**16.-** According to a resolution of the holder of all of Series "B" shares, Alberto Tiburcio Celorio and Agustín Aguilar Laurents are ratified as Regular and Alternate Statutory Auditors of Series "B" respectively.

ITEM FIVE. As to item five of the Agenda, at the Chairman's request, the Secretary mentioned that, as in the case of appointing the members of the Board of Directors, the members of the Executive Committee are appointed through independent voting by Series of shares according to Article Thirty-Three of the corporate by-laws, Series "A" naming five of its nine regular and alternate members, and Series "B" naming the remaining four regular and alternate members.

In this respect, the Secretary reported the proposals also issued on this matter by Banco Nacional de México, S.A. Division Fiduciaria as holder of all of the Series "A" shares, and Anheuser Busch International Holdings, Inc., as holder of all of the Series "B" shares.

Once the shareholders heard aforementioned recommendations, the following resolutions were adopted:

RESOLUTIONS

"**17.** - According to the resolution of the holders of all of Series "A" shares, Antonino Fernández Rodríguez, Juan Sánchez-Navarro y Peón, Valentín Díez Morodo, Carlos Fernández González and Ma. Asunción Aramburuzabala Larregui are appointed Series "A" regular members of the Executive Committee, and Mario Álvarez Yates, Lucrecia Aramburuzabala Larregui de Fernández, Miguel Ángel Domínguez Morales, Pablo González Díez and Luis Manuel Sánchez Carlos are appointed alternate members of such Series.

"**18.** - According to a resolution of the holders of all of Series "B" shares, Steve Burros, Thomas Heather Rodríguez, Thomas W. Santel and Pedro Soares are appointed Series "B" regular members of the Executive Committee, and Randy Baker, Juan Cintrón, Stephen K. Lambright and Alejandro Strauch are appointed alternate members of such Series.

"**19.** - By virtue of the above, it is expressly evidenced that the Executive Committee of the Company remains comprised as follows:

EXECUTIVE COMMITTEE

SERIES "A" MEMBERS

Regular Members	**Alternate Members**
Antoninio Fernández Rodríguez	Luis Manuel Sánchez Carlos
Juan Sánchez-Navarro y Peón	Mario Álvarez Yates
Valentín Díez Morodo	Miguel Ángel Domínguez Morales
Carlos Fernández González	Pablo González Díez
María Asunción Aramburuzabala Larregui	Lucrecia Aramburuzabala Larregui de Fernández

SERIES "B" MEMBERS

Regular Members	**Alternate Members**
Steve Burrows	Randy Baker
Thomas Heather Rodríguez	Juan Cintrón
Thomas W. Santel	Stephen K. Limbright
Pedro Soares	Alejandro Strauch".

"**20.** - According to a resolution of the holder of Series "A" shares, regular members may be substituted only by the alternate members appointed for such Series, as follows: Antonino Fernández Rodríguez by Luis Manuel Sánchez Carlos; Juan Sánchez-Navarro y Peón by Mario Álvarez Yates; Valentín Díez Morodo by Miguel Ángel Domínguez Morales; Carlos

Fernández González by Pablo González Díez; and María Asunción Aramburuzabala Larregui by Lucrecia Aramburuzabala Larregui de Fernández".

"**21.** - According to a resolution of the holder of Series "B" shares, any alternate member of the Executive Committee appointed by such Series "B" may substitute indistinctly any regular member appointed by that Series "B" in case of absence thereof.

ITEM SIX. In relation to item six of the Agenda concerning the designation of Special Delegates, by the Secretary, the Chairman proposed that Antonino Fernández Rodríguez, Carlos Fernández González and himself, be appointed Special Delegates of this Meeting.

In this respect, the total of the shares represented in the meeting unanimously approved the following:

RESOLUTION

"**22.**- Antonino Fernández Rodríguez, Carlos Fernández González and Jorge Siegrist Prado are designated as Special Delegates for this Meeting, so that any one of them indistinctly, acting individually and when necessary: a)

appears before the public certifier elected by them to formalize all or part of the Minutes of this Meeting; b) may, by himself or by the person whom they designate, file the corresponding instrument in the Commerce Section of the Public Registry of Property and Commerce; and c) issue the certifications corresponding to these minutes or any part hereof, as may be necessary".

With no further matter for discussion, the Minutes of the Meeting were read and submitted to the consideration of the shareholders, which minutes were unanimously approved under the terms provided herein; the Meeting was adjourned at 14:00 hours on April 21, 2003.

The following documents are attached to the file of these minutes: a) Counterparts of the publications made on April 4 of the current year in the "El Economista", "El Financiero" and "Reforma" newspapers, and in the "Federal Official Gazette"; b) proxy letters; and c) financial statements as to December 31, 2002, including the report submitted by the Board of Directors, the Auditing Committee and the reports by the Statutory Auditors.

It is evidenced that from the commencement until the adjournment of the Meeting, the shareholders and

representatives whose signatures are affixed at the foot of these Minutes were present at the same.

For evidence purposes, these Minutes are signed by the Chairman, the Secretary, the Statutory Auditors, the Tellers and the holders of the Series "A" and of the Series "B" shares.

Antonino Fernández Rodríguez, Chairman.	Jorge Siegrist Prado, Secretary.
Miguel Ortiz Aguilar, Regular Statutory Auditor.	Alberto Tiburcio Celorio, Regular Statutory Auditor.
José Pares Gutiérrez, Teller.	Alfredo García Hernández, Teller.
María Teresa Luna and Gabriel Uribe Corona, on behalf of Banco Nacional de México, S.A., División Fiduciaria, as holder of the 1,459,389,728 Series "A" shares.	Manuel Iglesias Aguilera, on behalf of Anheuser-Busch Holdings, Inc., as holder of the 1,142,017,984 Series "B" shares.

I, JORGE SIEGRIST PRADO, SECRETARY OF THE BOARD OF DIRECTORS OF GRUPO MODELO, S.A. DE C.V., CERTIFY THAT THIS IS A TRUE COPY OF THE MINUTES DRAWN UP FOR THE GENERAL ORDINARY

SHAREHOLDERS' MEETING HELD ON THE TWENTY-FIRST OF APRIL TWO THOUSAND THREE, WHICH CONTAINED IN ELEVEN PAGES.

MEXICO, FEDERAL DISTRICT, SEPTEMBER THIRD, TWO THOUSAND THREE.

[illegible signature]

EXHIBIT K

Press Releases.

Financial summary for the first, second and third quarter of 2003.

Grupo Modelo, S.A. de C.V.
And Subsidiaries

Financial summary for the FIRST QUARTER 2003

Amounts in millions of constant Mexican pesos as of March 31, 2003

- **1.2% increase in domestic volume.**
- **240 basis points gross profit expansion, reaching 56.0%.**
- **7.9% growth in operating income.**
- **New record for a first quarter, EBITDA margin of 30.6%.**

Mexico City, April 22, 2003. Net sales of Grupo Modelo grew 1.9% compared to the same period of last year, reaching 8,733 million pesos. This result was influenced by a 7.1% increase in export revenues, mainly driven by the exchange rate devaluation.

Grupo Modelo announces that from now on ceases reporting shipments of beer, instead will reflect sales volume. This applies for domestic and export markets. Volume will represent sales done by Grupo Modelo to third parties including independent distributors, importers and customers in general. It is important to highlight that the amounts shown in this report and subsequently are fully comparable. For this reason this document shows a table with the quarterly sales volume of 2002.

During the first quarter of 2002, total beer shipments fell 1.5% compared to the same period of last year. This is as a result of a 1.2% increase in domestic volume and a 7.8% decrease in exports, which represented 28.0% of the total volume. The fall in the export market reflects a difficult comparison base, due to the fact that in the same period of last year, prices for the U.S.A. market were increased, situation that motivated inventory accumulation in the distribution chain. It is important to highlight that during the first quarter, Modelo brands sales to final consumers in U.S. market performed positively.

The cost of goods sold decreased 3.4%, supporting a 240 basis points gross profit expansion. The gross margin for the quarter stood at 56.0%. This increase results from efficiencies in production costs, due to

anticipated purchases of some raw materials and operational improvements, supported by a higher proportion of returnable packaging caused by the decrease in exports.

On the other hand, as part of the changes in the way of reporting, from now on the promotional allowances are reclassified into the cost of goods sold, in the past those were included in the net sales. Gross profit remains without change and shows the amount of sales and cost of goods sold clearly. Last year figures include the reclassification to maintain the comparability.

Operating expenses registered an increase of 5.2%, mainly driven by promotional items for the different points of sale. Operating income presented a solid growth of 7.9%, supporting an operating margin of 26.3%; 1.4 percentage points higher compared to the same period of the previous year.

Depreciation and amortization reached 456 million, representing 5.2% of net sales, similar percentage compared to the previous year. EBITDA (Operating income + Depreciation – Equity income of Associates included in COGS) amounted to 2,674 million pesos, 6.4% higher than the previous year.

The integral cost of financing, favorable to Grupo Modelo, totaled 102.2 million pesos, an increase of 726.5%. This is primarily due to a higher real interest rate during the quarter.

The effective tax rate was 46.8%, compared to the 36.3% registered the year before. The change is mainly due to the deferred taxes, during 2002 a benefit was recognized because of the decrease in the tax rate.

Capital Expenditures

During the first quarter of 2003, Grupo Modelo invested 595 million pesos of its own resources, in several areas of the organization.

Compañía Cervecera del Trópico	40.4%
Breweries and Service Companies	36.9%
Sales	22.7%

Financial Situation

As of March 31, 2003, Grupo Modelo's cash and short-term investments represented 17.6% of total assets, which totaled 59,677.3 million pesos, representing a growth of 4.8% over the last twelve months. Furthermore, the Company's strong financial position has been maintained through a long term debt free capital structure, and short term operational liabilities worth 3,847.1 million pesos. Shareholder's equity reached 48,813.5 million pesos, representing a 7.2% growth compared to 2002.

Financial Ratios	March 2003	March 2002
Inventory Turnover	3.45 times	3.60 times
Receivables Turnover	6 days	11 days
Leverage	18.2 %	20.0%
Current	5.0 times	4.8 times
EPS	1.32 pesos per share	1.23 pesos per share

Grupo Modelo, S.A. de C.V. and Subsidiaries
Sales of beer in million hectoliters

Market	I-03	%	I-02	%	Var. (%)
Domestic	6.656	72.0	6.580	70.1	**1.2**
Export	2.590	28.0	2.810	29.9	**-7.8**
Total	**9.246**	**100.0**	**9.390**	**100.0**	**-1.5**

In April 21st the Stockholders' Meeting declared a dividend of $1,759,852,312.84 Mexican pesos, which corresponds to $0.5412 pesos per share to each of the 3,251'759,632 outstanding shares. The amount of the dividend increased 55.3% in real terms compared to the previous year and the payout ratio reached 41.6%. The dividend will be paid in April 28, 2003 and the ex dividend date is April 24, 2003.

Quarterly sales volume for 2002

	Domestic	Export	Total
1Q02	6.580	2.810	9.390
2Q02	7.755	3.162	10.917
3Q02	7.167	2.758	9.925
4Q02	7.364	2.388	9.752
Total	**28.866**	**11.118**	**39.984**

Grupo Modelo S.A. de C.V. and Subsidiaries
Consolidated Income Statement for the First Quarter 2003 and 2002
Amounts in million of constant Mexican pesos, as of March 31, 2003

	I-03	%	I-02	%	Var. %
Domestic Sales	5,636	64.5%	5,687	66.4%	-0.9%
Export Sales	2,305	26.4%	2,150	25.1%	7.1%
Other Income	791	9.1%	733	8.6%	7.9%
Total Net Sales	**8,732**	**100.0%**	**8,570**	**100.0%**	**1.9%**
Cost of Goods Sold	3,843	44.0%	3,978	46.4%	-3.4%
Gross Profit	**4,889**	**56.0%**	**4,592**	**53.6%**	**6.5%**
Operating Expenses	2,591	29.7%	2,462	28.7%	5.2%
Operating Income	**2,298**	**26.3%**	**2,130**	**24.9%**	**7.9%**
Integral Cost of Financing	-102	-1.2%	-12	-0.1%	750.0%
Other Expense (Income) – Net	-63	-0.7%	37	0.4%	-270.3%
Profit Before Tax & Profit Sharing	**2,463**	**28.2%**	**2,105**	**24.6%**	**17.0%**
Income Tax	918	10.5%	760	8.9%	20.8%
Deferred Income Tax	0	0.0%	-196	-2.3%	-100.0%
Profit Sharing	235	2.7%	200	2.3%	17.5%
Equity Income from Associates	0	0.0%	0	0.0%	
Consolidated Net Income	**1,310**	**15.0%**	**1,341**	**15.6%**	**-2.3%**
Net Majority Income	**998**	**11.4%**	**998**	**11.6%**	**0.0%**
Depreciation	456	5.2%	458	5.3%	-0.4%
Equity Income of Associates (COGS)	80	0.9%	75	0.9%	6.7%
EBITDA	**2,674**	**30.6%**	**2,513**	**29.3%**	**6.4%**

Grupo Modelo S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets as of March 31, 2003
Amounts in millions of constant Mexican pesos as of March 31, 2003

	2003	2002	% Var
Cash & Marketable Securities	10,476	9,873	6.1%
Total Current Assets	**19,142**	**18,099**	**5.8%**
Non - Current Assets	40,536	38,818	4.4%
Total Assets	**59,677**	**56,917**	**4.8%**
Current Liabilities	3,847	3,795	1.4%
Long Term Debt	0	0	N/A
Deferred Liabilities	7,017	7,607	-7.8%
Total Liabilities	**10,864**	**11,402**	**-4.7%**
Minority Stockholders' Equity	11,767	11,532	2.0%
Majority Stockholders' Equity	37,046	33,983	9.0%
Total Liabilities and Stockholders´ Equity	**59,677**	**56,917**	**4.8%**

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 46.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

José Parés (5255) 5283-3600 x.2839 Fax (5255) 5280-6718
Eduardo Zamarripa (5255) 5283-3600 x.2860

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

Grupo Modelo, S.A. de C.V. and Subsidiaries

Financial Summary for the SECOND QUARTER 2003

Amounts in millions of constant Mexican pesos as of June 30th, 2003

- **6.3% increase in domestic volume.**
- **Decrease in marketing expenses.**
- **Operating profit grew 8.2%.**

Mexico City, July 18th, 2003. – Total beer volume grew 6.5% during the second quarter of 2003, reaching 11.6 million hectoliters. The domestic market was up 6.3% versus last year, reaching 8.2 million hectoliters. Exports grew 7.2%, highlighting the sales in the U.S., that achieved a strong growth at the end of the quarter.

Net sales reached 10,825 million pesos, a 5.9% increase year over year. This increase reflects the solid growth in the total volume, as well as the slight devaluation of the Mexican peso during the period.

The cost of goods sold amounted to 4,754 million pesos, which represents 43.9% over net sales and a similar percentage compared to the same period of the previous year. This is a result of price stability in some raw materials, efficiencies based on high capacity utilization as well as a similar proportion, compared to 2002, of the returnable and non-returnable presentations. Gross profit was up 5.7%, reaching 6,071 million pesos, and representing 56.1% over net sales.

Operating expenses grew 3.1% over 2002, a lower figure compared to the increase in net sales. This reflects the decreases in marketing expenses in Mexico. Therefore, the operating margin expanded 60 bps compared to the second quarter of 2002 ending at 29.3%.

About the quarterly results, Carlos Fernández, CEO of Grupo Modelo mentioned "Even though domestic prices per hectoliter have fallen 3.9% in real terms, Grupo has been able to increase the profitability of the business, reflected in the operating income growth of 8.2%".

Other income amounted to 117.2 million pesos, an increase of 408.7% compared to 2002. This amount includes profits from the sale of fixed assets and recovered taxes of dividends paid by subsidiaries outside Mexico.

On the other hand, the effective tax rate (including profit sharing) stood at 43.6%, representing an increase of 5.6 percentage points compared to the same period of 2002. The change is mainly due to the impact that the corporate tax rate reduction had on the deferred taxes in 2002.

Net majority income amounted to 1,486 million pesos, 4.7% above 2002. The net margin decreased 0.2%, reaching 13.7%.

During the quarter, Capex amounted to 656 million pesos, mainly invested in modernizing the breweries and in the expansion of Cía Cervecera del Trópico in Tuxtepec, Oaxaca.

Grupo Modelo, S.A. de C.V. and Subsidiaries
Sales of beer in million hectoliters

Market	2ndQuarter 2003	%	2ndQuarter 2002	%	Var. (%)
Domestic	8.242	70.9	7.755	71.0	**6.3**
Export	3.390	29.1	3.162	29.0	**7.2**
Total	**11.632**	**100.0**	**10.917**	**100.0**	**6.5**

Grupo Modelo, S.A. de C.V. and Subsidiaries
Consolidated Income Statements for the Second Quarter 2003 and 2002
Amounts in millions of constant Mexican pesos as of June 30th, 2003

	II-03	%	II-02	%	Var. %
Domestic Sales	6,936	64.1%	6,789	66.4%	2.2%
Export Sales	2,948	27.2%	2,576	25.2%	14.4%
Other Income	941	8.7%	854	8.4%	10.2%
Total Net Sales	**10,825**	**100.0%**	**10,219**	**100.0%**	**5.9%**
Cost of Goods Sold	4,754	43.9%	4,474	43.8%	6.3%
Gross Profit	**6,071**	**56.1%**	**5,745**	**56.2%**	**5.7%**
Operating Expenses	2,901	26.8%	2,813	27.5%	3.1%
Operating Income	**3,170**	**29.3%**	**2,932**	**28.7%**	**8.2%**
Integral Cost of Financing	-176	-1.6%	-137	-1.3%	28.5%
Other Expense (Income) – Net	-117	-1.1%	-23	-0.2%	408.7%
Profit Before Tax & Profit Sharing	**3,463**	**32.0%**	**3,092**	**30.3%**	**12.0%**
Income Tax	1,175	10.9%	993	9.7%	18.3%
Deferred Income Tax	46	0.4%	-67	-0.7%	-168.7%
Profit Sharing	290	2.7%	249	2.4%	16.5%
Equity in Income of Associates	0	0.0%	0	0.0%	
Consolidated Net Income	**1,952**	**18.0%**	**1,917**	**18.8%**	**1.8%**
Net Majority Income	**1,486**	**13.7%**	**1,420**	**13.9%**	**4.7%**
Depreciation	471	4.4%	441	4.3%	6.8%
Equity Income of Associates (COGS)	84	0.8%	79	0.8%	6.3%
EBITDA	**3,557**	**32.9%**	**3,294**	**32.2%**	**8.0%**

2003 Financial Summary

Amounts in millions of constant Mexican pesos as of June 30th, 2003

- **Total volume growth of 2.8%.**
- **Net sales increased 4.1%.**
- **110 basis points operating margin expansion, reaching 28.0%.**

Total beer volume as of June 2003 grew 2.8%, reaching 20.9 million hectoliters. The domestic market registered an accumulated growth of 3.9%, while exports showed a positive figure, achieving an increase of 0.2%.

Net sales were up 4.1% reaching 19,552 million pesos, compared to 18,783 million pesos registered in the previous year. This reflects the growth in the domestic market as well as export revenues boosted by the slight devaluation of the Mexican peso.

The cost of goods sold grew 1.7%, supporting the expansion of 100 basis points in the gross margin that achieved 56.0%. This is mainly due to cost and production efficiencies.

Operating expenses grew in line with net sales, increasing 4.1%. The operating profit registered an increase of 8.0% compared to the same period of last year, amounting to 5,467 million pesos. Therefore, the operating margin for the year was 110 basis points higher, standing at 28.0%

Depreciation amounted to 926 million pesos, 4.7% over net sales. The EBITDA (Operating income + Depreciation – Equity income of Associates included in COGS) amounted to 6,230 million pesos, 7.3% higher than the previous year.

Below operating results, integral cost of financing which is favorable for Grupo Modelo, amounted 278 million pesos. The effective tax rate (including profit sharing) was 45.0%, compared to the 37.3% registered the year before. The change is mainly due to the impact that the corporate tax rate reduction had on the deferred taxes in 2002.

Finally, net income grew 2.8% reaching 2,484 million pesos and representing a net margin of 12.7%.

Financial Position

As of June 30, 2003, Grupo Modelo's cash and marketable securities accounted for 16.4% of total assets, compared to 17.7% in 2002. This reduction reflects the important increase in the dividends paid during this year. On the other hand total assets grew 3.0% over the last twelve months. The financial position of the Company remained strong through a debt-free capital structure and short-term operational liabilities of 3,768 million pesos. The stockholders' equity amounted to 48,382 million pesos, representing a 4.8% increase compared to the prior year.

Financial Ratios	June 2003	June 2002
Inventory Turnover	3.6 times	3.5 times
Receivables Turnover	9 days	10 days
Leverage	18.2%	19.6%
Current	4.90 times	4.67 times
EPS	1.34 pesos per share	1.31 pesos per share

Capital Expenditures

As of June 2003, Grupo Modelo invested 1,250 million pesos of its internal cash flow, to continue with its modernization and expansion projects throughout the organization. The funds were allocated as shown in the table.

Area	June 2003
Tuxtepec Brewery	38.6%
Breweries & Other Facilities	34.7%
Sales	26.7%

Grupo Modelo, S.A. de C.V. and Subsidiaries
Sales of beer in million hectoliters
Figures as of June 30th, 2003 and 2002

Market	2003	%	2002	%	Var. (%)
Domestic	14.898	71.4	14.335	70.6	**3.9**
Export	5.981	28.6	5.972	29.4	**0.2**
Total	**20.879**	**100.0**	**20.307**	**100.0**	**2.8**

Grupo Modelo, S.A. de C.V. and Subsidiaries
Consolidated Income Statements for the Six Months ended June 30th, 2003 and 2002
Amounts in millions of constant Mexican pesos as of June 30th, 2003

	2003	%	2002	%	Var. %
Domestic Sales	12,569	64.3%	12,471	66.4%	0.8%
Export Sales	5,251	26.9%	4,725	25.2%	11.1%
Other Income	1,732	8.9%	1,587	8.4%	9.1%
Total Net Sales	**19,552**	**100.0%**	**18,783**	**100.0%**	**4.1%**
Cost of Goods Sold	8,595	44.0%	8,449	45.0%	1.7%
Gross Profit	**10,957**	**56.0%**	**10,334**	**55.0%**	**6.0%**
Operating Expenses	5,490	28.1%	5,274	28.1%	4.1%
Operating Income	**5,467**	**28.0%**	**5,060**	**26.9%**	**8.0%**
Integral Cost of Financing	-278	-1.4%	-149	-0.8%	86.6%
Other Expense (Income) – Net	-180	-0.9%	13	0.1%	-1484.6%
Profit Before Tax & Profit Sharing	**5,925**	**30.3%**	**5,196**	**27.7%**	**14.0%**
Income Tax	2,093	10.7%	1,752	9.3%	19.5%
Deferred Income Tax	46	0.2%	-262	-1.4%	-117.6%
Profit Sharing	525	2.7%	450	2.4%	16.7%
Equity Income of Associates	0	0.0%	0	0.0%	
Consolidated Net Income	**3,261**	**16.7%**	**3,256**	**17.3%**	**0.2%**
Net Majority Income	**2,484**	**12.7%**	**2,416**	**12.9%**	**2.8%**
Depreciation	926	4.7%	898	4.8%	3.1%
Equity Inc.of Assoc. (Included in COGS)	163	0.8%	154	0.8%	5.8%
EBITDA	**6,230**	**31.9%**	**5,804**	**30.9%**	**7.3%**

Grupo Modelo, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets as of June 30th, 2003 and 2002
Amounts in millions of constant Mexican pesos as of June 30th, 2003

	2003	2002	% Var
Cash & Marketable Securities	9,717	10,169	-4.4%
Total Current Assets	**18,452**	**18,207**	**1.3%**
Non – Current Assets	40,713	39,236	3.8%
Total Assets	**59,165**	**57,443**	**3.0%**
Current Liabilities	3,768	3,895	-3.3%
Long Term Debt	0	0	N/A
Deferred Liabilities	7,015	7,376	-4.9%
Total Liabilities	**10,783**	**11,271**	**-4.3%**
Minority Stockholders' Equity	11,678	11,994	-2.6%
Majority Stockholders' Equity	36,704	34,178	7.4%
Total Liabilities and Stockholders´ Equity	**59,165**	**57,443**	**3.0%**

Highlights
Quarter and Accumulated

	II-03	II-02	Var. %	2003	2002	Var. %
Price/Hl Domestic (pesos)*	841.57	875.44	-3.9%	843.64	870.01	-3.0%
Price/Hl Exports (pesos)*	869.40	814.56	6.7%	878.06	791.18	11.0%
Price/Hl Exports (dlls.)	83.34	82.31	1.3%	82.72	80.91	2.2%
Cost of Goods Sold/Hl Total (pesos)*	408.71	409.85	-0.3%	411.66	416.09	-1.1%
Operating Expenses/Hl Total (pesos)*	249.36	257.70	-3.2%	262.96	259.71	1.3%
Export Revenues (millions)	282.56	260.26	8.6%	494.70	483.16	2.4%

* Amounts in constant Mexican pesos as of June 30th, 2003

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 46.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

José Parés (5255) 5283-3600 x.2839 Fax (5255) 5280-6718
Eduardo Zamarripa (5255) 5283-3600 x.2836

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

Grupo Modelo, S.A. de C.V. and Subsidiaries

Financial Summary for the THIRD QUARTER 2003

Amounts in millions of constant Mexican pesos as of September 30th, 2003

- **4.4% increase in total volume.**
- **30 basis points expansion in gross margin, reaching 55.1%.**
- **Decline of operating expenses as percentage of sales.**

Mexico City, October 20th, 2003. – Total beer volume for the third quarter was up 4.4% compared to the same quarter of 2002. This number results from increases of 2.9% in the domestic market and 8.2% in exports, which accounted for 28.8% of total volume. In Mexico, 2002 prices have not been adjusted, situation that has pushed volumes, even though weather issues affected the center and south of Mexico. The performance of the export market mainly reflects the volume trends at the final consumer level in the U. S., due to the acceptance that Modelo brands have in that market, highlighting Modelo especial and Corona Light, which achieved increases close to 20%.

Net sales amounted to 9,829 million pesos during the quarter, 2.6% up compared to last year. This increase reflects the solid growth in the total volume, as well as the devaluation of the Mexican peso during the period.

The cost of goods sold as percentage of net sales decreased 30 basis points compared to 2002, mainly as a result of efficiencies reached in the production and price stability in some raw materials. The benefits exceeded the pressure that the higher proportion of non returnable presentations put in the cost, which represented including exports 40.2% of the total volume. This cost reduction contributed to a 3.1% increase in the gross profit, reaching 5,411 million pesos, which represents a gross margin of 55.1% over net sales.

Operating expenses grew 1.8% over 2002, a lower figure compared to the increase in net sales. This reflects the decreases in marketing expenses and distribution of Modelo products in Mexico. The operating expenses per hectoliter decreased 2.5% compared to the previous year, contributing to the reduction of operating expenses as percentage of net sales in 30 basis points, reaching 28.3%. Therefore, the operating margin expanded 40 bps compared to the third quarter of 2002 ending at 26.7%.

Integral cost of financing, positive for Grupo Modelo, totaled 43 million pesos. This represents an increase compared to 2002, mainly as a consequence of the foreign exchange gain during the period.

On the other hand, the effective tax rate (including profit sharing) stood at 46.8%, representing an increase of 6.0 percentage points compared to the same period of 2002. The change is mainly due to the impact that the corporate tax rate reduction had on the deferred taxes in 2002.

Net majority income amounted to 1,134 million pesos, 8.2% above 2002. The net margin increased 50 basis points, reaching 11.5%. EPS amounted to 0.35 pesos, compared to 0.32 of the previous year.

Grupo Modelo, S.A. de C.V. and Subsidiaries
Sales of beer in million hectoliters

Market	3rd Quarter 2003	%	3rd Quarter 2002	%	Var. (%)
Domestic	7.373	71.2	7.167	72.2	**2.9**
Export	2.984	28.8	2.758	27.8	**8.2**
Total	**10.357**	**100.0**	**9.925**	**100.0**	**4.4**

Grupo Modelo, S.A. de C.V. and Subsidiaries
Consolidated Income Statements for the Third Quarter 2003 and 2002
Amounts in millions of constant Mexican pesos as of September 30th, 2003

	III-03	%	III-02	%	Var. %
Domestic Sales	6,217	63.3%	6,355	66.4%	-2.2%
Export Sales	2,679	27.3%	2,381	24.9%	12.5%
Other Income	933	9.5%	841	8.8%	10.9%
Total Net Sales	**9,829**	**100.0%**	**9,577**	**100.0%**	**2.6%**
Cost of Goods Sold	4,418	44.9%	4,326	45.2%	2.1%
Gross Profit	**5,411**	**55.1%**	**5,251**	**54.8%**	**3.1%**
Operating Expenses	2,784	28.3%	2,735	28.6%	1.8%
Operating Income	**2,627**	**26.7%**	**2,516**	**26.3%**	**4.4%**
Integral Cost of Financing	-43	-0.4%	-39	-0.4%	10.3%
Other Expense (Income) – Net	-131	-1.3%	167	1.7%	-178.4%
Profit Before Tax & Profit Sharing	**2,801**	**28.5%**	**2,388**	**24.9%**	**17.3%**
Income Tax	1,059	10.8%	1,210	12.6%	-12.5%
Deferred Income Tax	24	0.2%	-515	-5.4%	-104.7%
Profit Sharing	228	2.3%	279	2.9%	-18.3%
Equity in Income of Associates	0	0.0%	0	0.0%	N/A
Consolidated Net Income	**1,490**	**15.2%**	**1,414**	**14.8%**	**5.5%**
Net Majority Income	**1,134**	**11.5%**	**1,049**	**11.0%**	**8.2%**
Depreciation	490	5.0%	467	4.9%	4.9%
Equity in Income (COGS)	77	0.8%	68	0.7%	13.2%
EBITDA	**3,040**	**30.9%**	**2,915**	**30.4%**	**4.3%**

2003 Financial Summary

Amounts in millions of constant Mexican pesos as of September 30th, 2003

- **3.6% increase in domestic volume.**
- **6.9% growth in operating income.**
- **EBITDA margin expands 90 basis points, reaches 31.6%**

Grupo Modelo's total volume of beer reached 31.2 million hectoliters during the first nine months of the year, which represented an increase of 3.3% compared to the same period of the previous year. This result reflects a 3.6% growth in domestic sales and a 2.7% in exports, which continue showing a positive trend.

Net sales were up 3.6% in 2003. This reflects the growth in the domestic market as well as in export sales that have been boosted by the devaluation of the Mexican peso. Net export revenue in dollars amounted to 744 million dollars, a 4.5% increase compared to the previous year.

The cost of goods sold grew 1.9%, supporting the expansion of 70 basis points in the gross margin that achieved 55.7%. This is mainly due to cost and production efficiencies, which result from the huge investments in state of the art technology done in the latest years, at the seven brewing facilities of Modelo.

Operating expenses grew 3.3% over 2002, a lower figure compared to the increase in net sales The operating profit registered an increase of 6.9% compared to the same period of last year, amounting to 8,151 million pesos. Therefore, the operating margin for the year was 90 basis points higher, standing at 27.6%. This year special efforts have been allocated to expense control, resulting mainly in lower marketing investments.

Depreciation and amortization reached 1,425 million, 3.6% increase compared to last year, and represented 4.8% of net sales. The increase reflects the utilization of new equipment and the constant modernization of assets in the different areas of the organization. In 2003, EBITDA (Operating income + Depreciation – Equity income of Associates included in COGS) amounted to 9,335 million pesos, 6.3% higher than the previous year. As a result the EBITDA margin increased in 90 basis points, showing the continuous effort of the top management to increase the profitability of the business.

Below operating results, integral cost of financing which is favorable for Grupo Modelo, amounted to 324 million pesos.

The effective tax rate (including profit sharing) was 45.5%, compared to the 38.4% registered the year before. The change is mainly due to the impact that the corporate tax rate reduction had on the deferred taxes in 2002.

Net majority income showed an increase of 4.4% compared to the previous year, allowing an expansion of 10 basis point in the net margin, which reached 12.3% over net sales. Earnings per share for the first nine months of the year reached 1.12 pesos per share, compared to 1.07 pesos of 2002

On the other hand, on November 1st, Grupo Modelo will increase the price of Corona and Corona Light brands to its U.S. importers by 0.75 dollars per case (24 bottles of 12 oz.). Also, Grupo Modelo will give a temporary discount equal to the increase from that date until January 1st, 2004.

Financial Position

As of September 30, 2003, Grupo Modelo's cash and marketable securities accounted for 17.7% of total assets, compared to 18.0% in 2002, while total assets grew 3.7% over the last twelve months. The financial position of the Company remained strong through a debt-free capital structure and short-term operational liabilities of 3,940 million pesos. Stockholders' equity amounted to 50,277 million pesos, representing a 4.4% increase compared to the prior year.

Financial Ratios	September 2003	September 2002
Inventory Turnover	3.7 times	3.4 times
Receivables Turnover	8 days	8 days
Leverage	18.0 %	18.6%
Current	5.0 times	4.7 times
EPS (12 months)	1.38 pesos per share	1.36 pesos per share

Capital Expenditures

As of September 2003, Grupo Modelo invested 1,921 million pesos of its internal cash flow, to continue with its modernization and expansion projects throughout the organization. The funds were allocated as shown:

Area	June 2003
Tuxtepec Brewery	40.1%
Breweries & Other Facilities	32.1%
Sales	27.8%

Grupo Modelo, S.A. de C.V. and Subsidiaries
Sales of beer in million hectoliters
Figures as of September 30th, 2003 and 2002

Market	2003	%	2002	%	Var. (%)
Domestic	22.271	71.3	21.502	71.1	**3.6**
Export	8.965	28.7	8.730	28.9	**2.7**
Total	**31.236**	**100.0**	**30.232**	**100.0**	**3.3**

Grupo Modelo, S.A. de C.V. and Subsidiaries
Consolidated Income Statements for the Nine Months ended September 30th, 2003 and 2002
Amounts in millions of constant Mexican pesos as of September 30th, 2003

	2003	%	2002	%	Var. %
Domestic Sales	18,917	63.9%	18,956	66.4%	-0.2%
Export Sales	7,985	27.0%	7,155	25.1%	11.6%
Other Income	2,683	9.1%	2,445	8.6%	9.7%
Total Net Sales	**29,585**	**100.0%**	**28,556**	**100.0%**	**3.6%**
Cost of Goods Sold	13,102	44.3%	12,863	45.0%	1.9%
Gross Profit	**16,483**	**55.7%**	**15,693**	**55.0%**	**5.0%**
Operating Expenses	8,331	28.2%	8,064	28.2%	3.3%
Operating Income	**8,152**	**27.6%**	**7,629**	**26.7%**	**6.9%**
Integral Cost of Financing	-324	-1.1%	-190	-0.7%	70.5%
Other Expense (Income) – Net	-313	-1.1%	180	0.6%	-273.9%
Profit Before Tax & Profit Sharing	**8,789**	**29.7%**	**7,639**	**26.8%**	**15.1%**
Income Tax	3,173	10.7%	2,980	10.4%	6.5%
Deferred Income Tax	70	0.2%	-780	-2.7%	-109.0%
Profit Sharing	758	2.6%	733	2.6%	3.4%
Equity Income of Associates	0	0.0%	0	0.0%	N/A
Consolidated Net Income	**4,788**	**16.2%**	**4,704**	**16.5%**	**1.7%**
Net Majority Income	**3,644**	**12.3%**	**3,490**	**12.2%**	**4.4%**
Depreciation	1,425	4.8%	1,375	4.8%	3.6%
Equity Inc.of Assoc. (Included in COGS)	242	0.8%	224	0.8%	8.0%
EBITDA	**9,335**	**31.6%**	**8,780**	**30.7%**	**6.3%**

Grupo Modelo, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets as of September 30th, 2003 and 2002
Amounts in millions of constant Mexican pesos as of September 30th, 2002

	2003	2002	% Var
Cash & Marketable Securities	10,865	10,658	1.9%
Total Current Assets	**19,742**	**19,327**	**2.1%**
Non - Current Assets	41,525	39,766	4.4%
Total Assets	**61,267**	**59,094**	**3.7%**
Current Liabilities	3,940	4,085	-3.5%
Long Term Debt	0	0	N/A
Deferred Liabilities	7,099	6,927	2.5%
Total Liabilities	**11,039**	**11,013**	**0.2%**
Minority Stockholders' Equity	12,043	12,489	-3.6%
Majority Stockholders' Equity	38,184	35,592	7.3%
Total Liabilities and Stockholders´ Equity	**61,267**	**59,094**	**3.7%**

Highlights
Quarter and Accumulated

	III-03	III-02	Var. %	2003	2002	Var. %
Price/Hl Domestic (pesos)*	843.07	886.62	-4.9%	849.34	881.60	-3.7%
Price/Hl Exports (pesos)*	897.67	863.30	4.0%	890.70	819.61	8.7%
Price/Hl Exports (dlls.)	83.68	83.12	0.7%	83.04	81.61	1.8%
Cost of Goods Sold/Hl Total (pesos)*	426.49	435.85	-2.1%	419.45	425.49	-1.4%
Operating Expenses/Hl Total (pesos)*	268.75	275.61	-2.5%	266.71	266.75	0.0%
Export Revenues (millions)	249.78	229.24	9.0%	744.41	712.40	4.5%

* Amounts in constant Mexican pesos as of September 30th, 2003

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 46.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacifico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations
José Parés (5255) 5283-3600 x.2839 Fax (5255) 5280-6718
Eduardo Zamarripa (5255) 5283-3600 x.2860

e-mail : ir@gmodelo.com.mx Internet: www.gmodelo.com

EXHIBIT L

Press Releases.

Material Events notified to the shareholders during 2003.

GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

Mexico, City, January 17, 2003. Grupo Modelo is pleased to announce a joint venture between John I. Haas, Inc. and Grupo Modelo.

Grupo Modelo has become a minority investor in John I. Haas' Supercritical CO_2 Extraction Plant in Yakima, Washington, U.S.A. A new company called International CO_2 Extraction, LLC., was created. As CO_2 hop extract is a critical ingredient for Modelo's beers, this investment will ensure that our growing extract needs will be met in the future.

Henry von Eichel, CEO of John I. Haas, Inc. said, "We are very pleased with Grupo Modelo's investment in this joint venture. It shows their long term commitment to the US hop industry and their confidence in our technical abilities."

The sale of hop extract or extraction services will continue to be conducted exclusively by John I. Haas, Inc., which will also operate the plant as it has since 1994, when the plant started up. The amount of the investment was not disclosed due to the minimal impact that it will have on Grupo Modelo's financial statements.

"Through this joint venture with the leading hop company worldwide, Grupo Modelo strengthens its supply chain said Carlos Fernández, CEO of Grupo Modelo

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 61.7% total market share (including domestic and export markets) as of December 31, 2001. It has seven brewing plants in the country, with a total annual installed capacity of 46.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

John I. Haas, Inc., established in 1914, is a privately owned, vertically integrated agricultural company that grows, processes, and trades hops and hop products worldwide. The company owns and operates extensive hop farms, pellet plants, cold-storage warehouses, CO_2 extraction facilities, and further refinement plants in the Pacific Northwest of the United States. John I. Haas, Inc. is at the forefront of research and development of hop based products for applications in brewing and other industries.

Investor Relations

José Parés	(5255) 5283-3600 x.2839	Fax (5255) 5280-6718
Eduardo Zamarripa	(5255) 5283-3600 x.2860	

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

Mexico, City, April 21, 2003. Grupo Modelo´s Stockholders' Meeting declared today a dividend of $1,759,852,312.84 Mexican pesos, which corresponds to $0.5412 pesos per share to each of the 3,251'759,632 outstanding shares. The amount of the dividend increased 55.3% in real terms compared to the previous year and the payout ratio reached 41.6%. The dividend will be paid in April 28, 2003.

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 46.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

José Parés	(5255) 5283-3600 x.2839	Fax (52) 5280-6718
Eduardo Zamarripa	(5255) 5283-3600 x.2860	

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

Grupo Modelo, S.A. de C.V.

NOTICE TO SHAREHOLDERS

CHANGES IN THE FINANCIAL DEPARTMENT

- Carlos Fernández, CEO, appreciated the valuable contribution of Juan Fullaondo and wished him great success.

Mexico, City, May 2, 2003. Grupo Modelo, the leader in production and marketing of beer in Mexico, announced today the retirement of Juan Fullaondo Albeniz, who until now carried out the post of CFO of the Group. The position will be held by Ernesto Alcalde y Rodriguez, who headed the Strategic Planning Area.

Carlos Fernández, CFO of Grupo Modelo, appreciated the valuable contribution of the Executive of the company. "Mr. Fullaondo has been a support in the development of Grupo Modelo since he joined the company, more than 22 years ago", said Fernández. "He leaves a legacy of efficiency, work and quality service to all of us, that had the privilege to collaborate with him. For that and for his unconditional commitment all this years, in Grupo Modelo we are very grateful to him" stated, while wished him the best.

Ernesto Alcalde is public accountant by the "Universidad Nacional Autónoma de México" and studied a Master Degree at the University of New York and "las Américas". Joined Grupo Modelo in July 1999 as Director of Strategic Planning, and previously performed as CFO of some multinational companies.

About the new CFO, Carlos Fernández said: "Ernesto, I am sure, will undertake with intelligence and dedication this new task, in which we are confident that will be successful in benefit of the company".

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 46.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

José Parés (5255) 5283-3600 x.2839 Fax (52) 5280-6718
Eduardo Zamarripa (5255) 5283-3600 x.2860

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

Mexico, City, June 2, 2003.

The volume traded today of GModeloC shares, is as a result of market conditions

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 46.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

José Parés	(5255) 5283-3600 x.2839	Fax (5255) 5280-6718
Eduardo Zamarripa	(5255) 5283-3600 x.2860	

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

Mexico, City, June 10, 2003.

The volume traded today of GModeloC shares, is as a result of market conditions

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 46.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

José Parés (5255) 5283-3600 x.2839 Fax (5255) 5280-6718
Eduardo Zamarripa (5255) 5283-3600 x.2860

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

Mexico, City, July 8, 2003.

The volume traded today of GModeloC shares, is as a result of market conditions

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 46.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

José Parés (5255) 5283-3600 x.2839 Fax (5255) 5280-6718
Eduardo Zamarripa (5255) 5283-3600 x.2860

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

Grupo Modelo, S.A. de C.V.

NOTICE TO SHAREHOLDERS

GRUPO MODELO ANNOUNCES ITS INTENTION TO BE LISTED IN EUROPE (LATIBEX) AND TO ESTABLISH AN ADR LEVEL I IN THE U.S.

Mexico City, October 30th, 2003. Grupo Modelo, the leader in production and marketing of beer in Mexico, announced today its intention to quote in Europe and to establish an ADR Level I in the United States.

To achieve this objectives, and after having analyzed different alternatives, Grupo Modelo is negotiating with Bank of New York to be the Depositary Bank in the United States, and with Banco Santander Central Hispano, to become the link entity with the Spanish market, LATIBEX. In both cases, the "C" shares are involved, and currently represent 20% of the outstanding shares, which trade in the Mexican Stock Exchange.

"Quality does not have frontiers" stated Carlos Fernández, CEO of Grupo Modelo. "This decision shows our determination to be present outside Mexico, going beyond the international presence of our products".

Through a Level I ADR, the Mexican companies can access the international public equity markets, investing in depositary receipts through the shares of the company which trade on the local stock exchange.

With reference to LATIBEX, it is the only international market for Latin-American securities. The transactions that take place, represent the perfect place to canalize

effectively the European investments into Mexico, because allows European investors to buy and sell stocks of the main Latin-American companies.

It is important to highlight that the achievement of these objectives is based on the success of the related negotiations as well as the governmental approvals.

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 46.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

José Parés	(5255) 5283-3600 x.2839	Fax (52)55 5280-6718
Eduardo Zamarripa	(5255) 5283-3600 x.2860	

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

NOTICE TO SHAREHOLDERS

Grupo Modelo sells the soccer team Santos Laguna to keep focusing in its core business: The production and marketing of beer

Mexico City, December 19th, 2003. Grupo Modelo, leader in the production and marketing of beer in Mexico, announced today the divestiture in the soccer team "Santos Laguna", to concentrate in its core business.

Grupo Modelo reached an agreement with Deportiva de Futbol Comarca Lagunera, S.A. de C.V. and both parts agreed not to disclose the details of the transaction.

As part of the corporate strategy, the Management decided to sell its last soccer team "Santos Laguna". The company will continue focusing all its resources and efforts in its core business.

"Our long term commitment with the followers of Santos and in general with the sport fans in our country, is demonstrated trough an agreement, in which Modelo becomes the main sponsor of the team" stated Carlos Fernández, CEO of Grupo Modelo

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 46.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

José Parés	(5255) 5283-3600 x.2839	Fax (52) 5280-6718
Eduardo Zamarripa	(5255) 5283-3600 x.2860	
e-mail : ir@gmodelo.com.mx		Internet: www.gmodelo.com

GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

Mexico, City, January 6, 2004. The volume traded today of GModeloC shares, is as a result of market conditions

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% total market share (including domestic and export markets) as of December 31, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 51.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

José Parés	(5255) 5283-3600 x.2839	Fax (5255) 5280-6718
Eduardo Zamarripa	(5255) 5283-3600 x.2860	

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

EXHIBIT M

Additional Information.

English translation of the current by-laws, certified by the Secretary of the Board of Directors.

GRUPO MODELO, S.A. DE C.V.

The undersigned, as Secretary of the Board of Directors of Grupo Modelo, S.A. de C.V. (the "Company"), hereby certifies, that the document attached hereto, is the English translation of the current by-laws of the Company, in effect as of the date of this certificate.

January 5, 2004

Jorge Siegrist Prado

Translation for information purposes only

CHAPTER I

NAME, PURPOSE, DURATION, DOMICILE AND NATIONALITY

ARTICLE ONE. The name of the Company is "GRUPO MODELO", and it shall be followed by the words "SOCIEDAD ANONIMA DE CAPITAL VARIABLE", or its abbreviation "S.A. DE C.V."

ARTICLE TWO. The corporate purpose will be:

I. To promote, incorporate, organize, exploit, acquire and participate in the corporate and/or patrimony of all kinds of commercial or civil companies, associations or enterprises, whether industrial, commercial, service or of any other nature, both national and foreign, as well as to participate in their management or liquidation.

II. To acquire, under any legal title, shares, interests, participations or partnership interests of any kind of commercial or civil companies, whether participating in their incorporation or by means of subsequent acquisition, as well as to alienate, dispose of and negotiate said shares, interests, participations or partnership interests, including any other securities.

III. To receive from other companies and persons, and to provide to other companies and persons, any services that are necessary to fulfill its corporate ends and purposes, such as legal, administrative, financial, treasury, audit, marketing and accounting services, preparation of programs and manuals, analysis of operating results, evaluation of information regarding productivity and possible financing, preparation of studies concerning availability of capital, technical assistance, advice, consulting, among others.

IV. To obtain, acquire, develop, improve, use, grant and receive licenses or dispose of, under any legal title, all kinds of patents, marks, utility models, industrial designs, industrial secrets, certificates of invention, publicity and trade names, and any other industrial property rights, as well as copyrights, whether in Mexico or abroad.

V. To obtain all types of financing, loan or credits, issue securities, bonds and commercial paper, with or without the granting of a real guaranty by pledge, mortgage, trust or under any other legal title;

VI. To grant any kind of financing or loan to persons or entities, commercial or civil,

GRUPO MODELO, S.A. DE C.V. SECRETARIO

enterprises and institutions, with which the Company has business relations or in which the Company owns equity, with or without receiving real guarantees, provided such transactions are permitted by the applicable legislation.

VII. To grant all kinds of guarantees, whether real, personal or as surety, of obligations or credit instruments for persons, companies, associations and institutions in which the Company has an interest or participation, or with which the Company has business relations, establishing itself as guarantor and/or surety of such persons.

VIII. To subscribe, draw, issue, accept, endorse and guarantee all types of credit instruments.

IX. To perform, supervise or contract for, for its own account or that of third parties, any kind of constructions, buildings or facilities for offices or establishments of any kind.

X. To carry out, for its own account or that of third parties, training and development programs, as well as research work.

XI. To give or receive in lease or in commodatum, as well as to acquire, possess, exchange, alienate, transmit, dispose of or encumber, the ownership or possession of all types of personal and real property, including any real or personal rights therein, that may be necessary or appropriate for its corporate purpose or for the operations or corporate purposes of the commercial or civil companies, associations and institutions in which the Company has an interest or participation of any kind.

XII. To act as commission agent, mediator, representative, or intermediary of any person or company.

XIII. The production, transformation, adaptation, marketing, importation, exportation, purchase—sale or disposition, under any legal title, of machinery, spare parts, materials, raw materials, industrial products, goods and merchandise of all kinds.

XIV. In general to perform all related, accessory or incidental acts and transactions that may be necessary or appropriate to achieve the aforesaid purposes and to enter into all kinds of contracts and agreements with third persons, including with shareholders of the Company, in which rights and obligations of the Company and the counterparties are established.

ARTICLE THREE. The duration of the Company is ninety nine years counting from June 11, 1993.

ARTICLE FOUR. The corporate domicile of the Company is the City of Mexico, Federal

GRUPO MODELO, S.A. DE C.V. SECRETARIO

District. The Company may establish branches, offices or any other kind of establishment elsewhere in Mexico or abroad, as well as subject itself contractually by any act, contract or agreement to the application of foreign laws or of the laws of any state of the Mexican Republic and to their respective jurisdictions, or to contractual domiciles for the purpose of receiving all kinds of judicial or extrajudicial notices or summons or for any other purpose.

ARTICLE FIVE. The Company is of Mexican nationality. The foreign shareholders of the Company, whether present or future, formally obligate themselves before the Ministry of Foreign Affairs to be considered as nationals with respect to the shares of the Company that they may acquire or own, as well as regarding the assets, rights, concessions, participations or interests owned by the Company; as well as with respect to the rights and obligations derived from agreements to which the Company is a party with Mexican authorities. Therefore, the present or future foreign shareholders of the Company obligate themselves not to invoke the protection of their Governments, under the penalty, otherwise, of losing the corporate participations that they have acquired in favor of the Nation.

CHAPTER II

CORPORATE CAPITAL AND SHARES

ARTICLE SIX. The corporate capital is variable. The fixed minimum part of the corporate capital, without right of withdrawal, is $785,996,841.76 M.N. (SEVEN HUNDRED EIGHTY FIVE MILLION NINE HUNDRED NINETY SIX THOUSAND EIGHT HUNDRED FORTY ONE AND 76/100 PESOS), represented by 364,847,432 (THREE HUNDRED SISXTY FOUR MILLION EIGHT HUNDRED FORTY SEVEN THOUSAND FOUR HUNDRED THIRTY TWO) common or ordinary shares with full voting rights, nominative, without indication of par value, fully subscribed and paid in, which will correspond to Series "A" of Class I of shares representative of the fixed minimum part of the corporate capital.

The amount of the variable part of the corporate capital cannot exceed ten times the amount of the fixed minimum part of the corporate capital. The variable part of the corporate capital will be represented by nominative shares, without par value, which will correspond to the Class II shares representative of the variable part of the corporate capital, of which 81,293,992 (EIGHTY ONE MILLION TWO HUNDRED NINETY THREE THOUSAND NINE HUNDRED NINETY TWO) shares will correspond to a Series "P-C" of preferred shares, redeemable or convertible at par into Series "B" shares of Class II, which will give its owners full voting rights and the other special rights set forth in these bylaws and which, on the date of subscription and payment, will represent ten percent of all of the shares into which the corporate capital is divided. The remainder of the variable part of the capital may be represented solely by Series "A", "B" and "C" shares of Class II of the variable part of the corporate capital, which will have the characteristics indicated in Article Seven below and the issuance of which will be

GRUPO MODELO, S.A. DE C.V. SECRETARIO

subject to the limits and proportions that the Series of shares must have with respect to the total corporate capital which are also indicated in Article Seven below.

ARTICLE SEVEN. The Series of shares representing the fixed minimum part and the variable part of the corporate capital, will be subject to the following provisions:

a) Series "A" will consist of common or ordinary shares, with full voting rights, which may correspond both to Class I and to Class II, which must represent at all times at least 56.10% (Fifty six percent and ten hundredths of one percent) of the total of the shares with full voting rights into which the corporate capital is divided, whether the corporate capital is comprised solely of shares of the fixed minimum part of the corporate capital or of shares of both the fixed minimum part and the variable part of the corporate capital. The shares of Series "A" may only be acquired or subscribed, directly or indirectly, by:

1. Individuals of Mexican nationality.

2. Mexican companies whose bylaws contain a clause excluding foreigners, and whose shareholders can only be Mexican individuals and/or Mexican companies whose bylaws, in turn, contain a clause excluding foreigners.

3. Trusts in which the holders of at least seventy five percent of trust beneficiary rights derived from a single trust, are: (i) individuals or corporations who meet the requirements set forth in paragraphs 1. and 2. above, or (ii) other trusts in which, in turn, the holders of at least seventy five percent of the trust beneficiary rights are individuals or corporations meeting the requirements set forth in paragraphs 1. and 2. above.

4. Trusts in which the trustee is invariably obligated to vote the Series "A" shares which form part of the patrimony of the trust, in the same form or sense as the majority of the Company's Series "A" shares are voted at all Shareholders Meetings held by the Company.

5. The individuals or corporations that do not satisfy the requirements set forth in paragraphs 1., 2., 3. and 4. above, may only acquire or subscribe for Series "A" shares only: (i) if the National Commission of Foreign Investment, through the Ministry of Commerce and Industrial Development, and/or any other authorities which have jurisdiction for this purpose, authorize the acquisition by foreign investors of Series "A" shares, or authorize the Company itself to receive, without any percentage limitation whatsoever, the participation of foreign investors in its corporate capital, or (ii) if the limit as a percentage on the participation of foreign investors in the capital of the Company ceases to be required, in accordance with applicable rules.

GRUPO MODELO, S.A. DE C.V. SECRETARIO

Any direct or indirect acquisition of Series "A" shares in violation of the provisions of this paragraph a) will be null an void, for which reason they will have no legal effect against the Company and the latter will recognize no shareholder rights to the acquirer in question.

b) Series "B" will consist of common or ordinary shares, with full voting rights, of Class II representative of the variable part of the corporate capital, which at no time may represent more than 43.90% (Forty three percent and ninety hundredths of one percent) of the total shares with full voting right into which the corporate capital is divided. Series "B" shares will be of free subscription, for which reason they may be acquired or subscribed by Mexicans and/or foreigners.

c) Series "C" will consist of shares without voting rights of Class II, representative of the variable part of the corporate capital, which at no time may represent more than 20% (Twenty percent) of the total of the shares into which the corporate capital is divided. Series "C" shares will be of free subscription, for which reason they may be subscribed or acquired by Mexicans and/or foreigners. Non-voting shares of Series "C" will be issued by the Company pursuant to the applicable provisions of fraction III of Article 14 Bis of the Securities Market Law, and will be susceptible of having the character of a "neutral investment", with the prior authorization of the Secretariat of Commerce and Industrial Development, and as such will not be taken into account for the purpose of determining the amount and proportion of the participation of foreign investors in the corporate capital pursuant to the terms of the provisions of General Resolution No. 3 issued by the above—mentioned Secretariat of Commerce and Industrial Development, which establishes special criteria and mechanisms for the application of various provisions of the Regulation of the Law to Promote Mexican Investment and Regulate Foreign Investment with respect to the "neutral investment."

d) Series "P—C" will consist solely of 81,293,992 (EIGHTY ONE MILLION TWO HUNDRED NINETY THREE THOUSAND NINE HUNDRED NINETY TWO) preferred shares of Class II, redeemable or convertible at par into Series "B" Class II shares, with full voting rights, which on the date of subscription and payment will represent ten percent of the total of the shares of the corporate capital. Series "P—C" shares are of free subscription and are issued on only one occasion by the Company, for which reason no Shareholders Meeting will have the power to resolve an additional issuance of Series "P—C" shares. Series "P—C" shares will give their owners the rights set forth in Article Eight of these bylaws.

The Company may issue non—subscribed treasury shares of Series "A", "B" and "C" that correspond to Class II shares representative of the variable part of the corporate capital, which will be kept in the Company's treasury to be delivered to the extent they are subscribed and for purposes of the provisions of Article 14 Bis, first section, of the Securities Market Law.

GRUPO MODELO, S.A. DE C.V. SECRETARIO

ARTICLE EIGHT. The 81,293,992 (EIGHTY ONE MILLION TWO HUNDRED NINETY THREE THOUSAND NINE HUNDRED NINETY TWO) Series "P-C" shares will have the following characteristics and will give their owners and the Company the following special rights:

a) Each Series "P-C" share will give the right to one vote in all the Ordinary and Extraordinary General Shareholder Meetings, as well as in the Special Meetings of said "P-C" Series that may be held. The owners of the Series "P—C" shares, voting together with the owners of the Series "B" shares pursuant to the terms of Articles Twenty Nine, Thirty Three and Thirty Eight of these Bylaws, will have the authority to appoint the number of members of the Board of Directors, the Executive Committee and one Statutory Auditor and their alternates, as indicated in said Articles, subject to the terms and conditions also provided therein.

b) The Series "P-C" shares will be convertible at any time in their totality (but no less than the totality) until December 31, 1996, on the request of a Special Meeting of Shareholders of Series "P—C" shares, into common or ordinary Series "B" shares that will correspond to the variable part of the corporate capital, at the ratio of one Series "B" share for each Series "P—C" share.

c) If, in the absence of instructions to that effect from a Special Meeting of Shareholders of Series "P-C" shares, the abovementioned Series "P-C" shares have not been converted by the Company into Series "B" shares no later than December 31, 1996, then all of the Series "P-C" shares will be automatically redeemed and cancelled by the Company upon the close of the fiscal year which will end on December 31, 1996. The redemption price per Series "P-C" share will be an amount equal in pesos, national currency (hereinafter "pesos"), on the date of effective payment of the redemption price, to the equivalent in dollars, legal currency of the United States of America (hereinafter "dollars") of the subscription and payment price to the Company of each Series "P—C" share, which will have to be equivalent in dollars to the aggregate sum of US$207,225,000.00 (TWO HUNDRED SEVEN MILLION TWO HUNDRED TWENTY FIVE THOUSAND DOLLARS 00/100, LEGAL CURRENCY OF THE UNITED STATES OF AMERICA) for all of the 81,293,992 Series "P-C" shares. The payment of the redemption price of the Series "P-C" shares will be enforceable against the Company from and after the second working day of the month of January, 1997, provided that, a Special Meeting of Shareholders of Series "P—C" shares has notified the Company in writing at least thirty natural days prior to the indicated date, of its irrevocable agreement or resolution not to convert the Series "P-C" shares into Series "B" shares. If the Company is not notified in writing with the indicated advance notice, then payment of the redemption price will be enforceable from and after the thirtieth calendar day following the date on which the

GRUPO MODELO, S.A. DE C.V. SECRETARIO

above-mentioned notification is effectively given, it being understood that if the date in question is not a business day, the payment will be made on the immediately following business day. If the Company does not receive any notification regarding the matter from the Special Meeting of Shareholders of Series "P-C" shares, the payment of the redemption price will be enforceable from and after January 30, 1997. The total amount of the redemption price in the sum of U.S. $207,225,000.00, will be calculated and paid in pesos in accordance with the average free exchange rate for the sale of an amount of dollars for pesos equivalent to the total redemption price, determined at 10:00 a.m. in Mexico City, Federal District, on the date of effective payment, by the Banco Nacional de Mexico, S.A., and Bancomer, S.A. The redemption price will be paid without need of any agreement or resolution of the Shareholders Meeting. Nonetheless, as determined by the Extraordinary General Shareholders Meeting, when it convenes, the payment of the redemption price will be made out of the Company's net distributable earnings and/or by means of reduction of the variable part of the corporate capital.

d) From and after the date of subscription and payment in full and until the date on which they are converted into Series "B" shares or, if applicable, until the date of their redemption if they have not been converted into Series "B" shares which will occur on December 31, 1996, in accordance with the provisions of paragraph c) above; the Series "P-C" shares will earn and will have the right to receive solely the annual fixed dividend in cash and preferred in its priority set forth in this paragraph d), which will be cumulative in the event that the Company does not have sufficient distributable profits on any date of payment thereof. Said dividend will be received by the holders of the Series "P—C" shares on an annual basis and on up to four occasions, without the need for a specific decision or resolution of the Shareholders Meeting, in a single payment from and after the first business day of each one of the years 1994, 1995, 1996 and 1997. The payment of said dividend will be made out of the retained earnings account of the Company, which derives from the financial statements for prior periods duly approved by the Shareholders Meeting pursuant to the terms of Article 19 of the General Law of Mercantile Corporations. The fixed dividend on the Series "P-C" shares must be paid with preferential priority before allocating any dividend to the other shares that comprise the corporate capital and will be cumulative, either totally or partially if there are not sufficient distributable profits, to be paid with the same preferential priority until it is fully paid. For that purpose, on each occasion when the Shareholders Meeting is to declare payment of any cash dividend in favor of the other Series that comprise the corporate capital, the Company must first apply the existing distributable profits to fully pay on the Series "P-C" shares the cumulative fixed dividend that was not theretofore paid and, additionally, must second apply said profits to create a special reserve which will amount to US $13,055,175.00 dollars, for future payments, if applicable, of the fixed dividend which may correspond to the holders of Series "P—C" shares pursuant to the terms of this paragraph d). In the event that, due to insufficiency of distributable profits,

GRUPO MODELO, S.A. DE C.V. SECRETARIO

the cumulative fixed dividend on Series "P-C" shares has not been totally paid on the date of payment of the redemption price thereof as determined pursuant to the terms of paragraph c) above, the Company must pay to their holders on the date of payment of the redemption price and in addition to the latter, the amount of the accumulated dividend that has not been paid, together with the fixed dividend corresponding to the Series "P—C" shares with respect to the fiscal year ending on December 31, 1996, it being understood that, if sufficient distributable profits do not exist to fully pay the indicated accumulated and fixed dividends, the Company will make the respective payment out of its capital by means of the reduction of the variable portion of the same, in which case the amount of the redemption price will be considered to be increased for all legal purposes by means of the addition to said amount of the aforementioned accumulated and fixed dividends. The fixed dividend that Series "P-C" shareholders will receive each year will be an amount equal in pesos, on each date of effective payment, to the equivalent in dollars of 6.3% (six percent and three tenths of one percent) of the total price of subscription with the Company of all of the Series "P—C" shares for each complete fiscal year during which they were outstanding, which will be equivalent in dollars to the aggregate sum of U.S.$13,055,175.00 (THIRTEEN MILLION FIFTY FIVE THOUSAND ONE HUNDRED SEVENTY FIVE DOLLARS 00/100), to be paid proportionately on all Series "P—C" shares. In view of the fact that the Special Meeting of Shareholders of Series "P-C" shares will be empowered to request, at any time, the total and automatic conversion of the Series "P-C" shares into common or ordinary Series "B" shares, the determination of the amount of the fixed dividend that the holders of Series "P-C" shares will have a right to receive will be made pursuant to the terms of the following provisions, taking as a base the number of effective days elapsed during each fiscal year that the Series "P-C" shares are outstanding before being converted into Series "B" shares and, subsequently, after having been converted into Series "B" shares:

(i) With respect to the fiscal year that will end on December 31, 1993, the Series "P-C" shares will receive solely the proportional part of the first fixed dividend to which they are entitled, taking as a base the number of effective days of such fiscal year during which they were outstanding beginning on the date of their subscription and payment in full. As a result, the amount of the first fixed dividend will be determined by dividing by 365 the annual amount of the fixed dividend which amounts to US$13,055,175.00 dollars and, the result of said division, will be multiplied by the number of days for which they were effectively outstanding during said fiscal year. However, if the Series "P—C" shares are converted into Series "B" shares prior to the close of the fiscal year which will end on December 31, 1993, they will then receive: (1) the proportional part of the aforementioned fixed dividend which corresponds solely to the number of days of said fiscal year for which they were effectively outstanding from the date of their subscription and payment until the date on which they have been converted into Series "B" shares, which will be determined on the basis of the aforementioned arithmetic operation, and

GRUPO MODELO, S.A. DE C.V. SECRETARIO

(2) the proportional part of the total of the common dividend, if any, which may have been declared in favor of shares of the other Series of shares comprising the corporate capital. Said proportional part of the common dividend that will correspond to each of the Series "P—C" shares beginning on the date on which they are converted into Series "B" shares, will be determined by dividing by 365 the total amount of the common dividend which must correspond to each of the other shares of the corporate capital and, the result of said division, will be multiplied by the number of days during which the Series "P—C" shares, once converted into Series "B" shares, have been outstanding during said fiscal year.

(ii) With respect to the fiscal years that will end on December' 31, 1994, 1995 and 1996, the provisions contained in subparagraph (i) above will be applied on the same terms for purposes of determining the amount of the fixed dividend and the common dividend, if any, that the holders of Series "P—C" shares will have the right to receive, before and after being converted into Series "B" shares, taking as a basis in each case the number of effective days which elapse during each fiscal year during which they are outstanding as Series "P—C" shares or as Series "B" shares.

(iii) The annual fixed dividend of the Series "P-C" shares will be paid in pesos and for each complete fiscal year will amount to the equivalent in pesos of the proportional sum of US$13,055,175.00 dollars that corresponds under the terms of the preceding paragraph, calculated according to the average free rate of exchange for the sale of an amount of dollars for pesos equivalent to the total amount of the cumulative fixed dividend that is to be paid, as determined, on each date of effective payment, at 10:00 a.m. in the City of Mexico, Federal District, by Banco Nacional de Mexico, S.A. and Bancomer, S.A. Once the indicated fixed, preferential and cumulative dividend is fully paid and the separations necessary to create the special reserve referred to in paragraph d) of this Article have been made, the Company may declare dividends in favor of the shares corresponding to the other Series, of shares of the corporate capital and, in such case, the Series "P-C" shares will not have, under any circumstance, the right to participate and receive the cash dividends declared in favor of the shares of the other Series of shares comprising the corporate capital, except in the case of early conversion of the Series "P—C" shares into Series "B" shares, in which case the provisions of subparagraphs (i) and (ii) above will be applied.

e) The Series "P—C" shares will participate on the same terms as the shares of the other Series of shares in all stock dividends declared by the Company.

f) The holders of Series "P-C" shares will enjoy the preferential right that is established in Article 132 of the General Law of Mercantile Corporations, on the terms set forth in Article Fourteen of these Bylaws.

GRUPO MODELO, S.A. DE C.V.
SECRETARIO

g) The Series "P-C" shares will not be susceptible of inscription in the National Securities and Intermediaries Registry of the National Securities Commission, nor before any other foreign securities authority, or stock exchange, self—regulated body or stock quotation system of any nature, Mexican or foreign.

h) While the Series "P—C" shares are outstanding, any proposal for modification or addition to the provisions of this Article Eight will require acceptance and approval of a Special Shareholders Meeting of the Series "P—C" shareholders, prior to the proposal in question being submitted for the consideration of the Extraordinary General Shareholders Meeting.

ARTICLE NINE. Pursuant to the terms of paragraph b) of Article Eight above of these bylaws and on the request of a Special Meeting of Shareholders of Series "P—C" shares, all of the Shares of said Series "P-C" will be convertible at any time into Series "B" Class II shares corresponding to the variable part of the corporate capital. In addition, the Series "A" shares of Class II which correspond to the variable part of the corporate capital, will be convertible at par on the request of their holders into Series "B" Class II shares of the variable part of the corporate capital, at any time beginning on July 1, 1995, subject to the limitation that at no time may Series "B" represent a percentage greater than 43.90% (forty three percent and ninety hundredths of one percent) of the total of shares with full voting rights into which the corporate capital is divided, in accordance with the provisions of paragraph b) of Article Seven of these Bylaws.

For purposes of the preceding paragraph and since Series "B" may at no time represent a greater percentage than the one referred to above, the Series "P—C" shares will always enjoy preference over the Series "A" Class II shares for conversion into Series "B" shares. Therefore, the Company will maintain available at all times in favor of the Series "P—C" shares the required number of Series "B" shares until December 31, 1996, the date on which they will be redeemed if they have not been converted into Series "B" shares, to allow total conversion of the Series "P—C" shares into Series "B" shares at any time. Consequently, the right of holders of Series "A" Class II shares which correspond to the variable part of the corporate capital to convert their shares into Series "B", will also be subject to and limited by the preference established in favor of the Series "P—C" shares pursuant to the terms of this paragraph.

By virtue of the limitations established in this Article Nine with respect to the conversion of Series "A" Class II shares into Series "B" Class II shares, in both cases of the variable part of the corporate capital, the conversion right of the holders of Series "A" Class II shares will be exercisable with chronological preference by the holders of said Series "A" Class II shares, according to the criterion "first in time, first in right", by written notice to the Company made by holders of Series "A" Class II shares beginning on the date of issuance of said shares addressed to the Company's Board of Directors, through the President or Secretary of said body, before a

GRUPO MODELO, S.A. DE C.V. SECRETARIO

public notary or broker.

ARTICLE TEN. Within its respective Series, each share will confer the same rights and obligations to its holders. Each Series "A" and "B" common or ordinary share and each Series "P—C" share will confer the right to one vote, in the General Shareholders Meetings. Except as provided in the second paragraph of Article Twenty Seven of these Bylaws, the Series "C" shares will have no voting rights at General Shareholders Meetings, for which reason they will not be counted for purposes of determining the attendance and voting quorums thereof. Each Series "C" share will confer the right to one vote in the Special Shareholders Meetings held with respect to said Series "C".

The nonvoting Series "C" shares will confer the same patrimonial or pecuniary rights that correspond to the common or ordinary Series "A" and "B" shares. Therefore, without any limitation, all the paid-up Series "A", "B" and "C" shares of the corporate capital will participate equally in any dividend, reimbursement for capital reduction or liquidation, redemption with distributable earnings or any other distribution. The Series "P-C" shares will confer on their holders the patrimonial or pecuniary rights set forth in Articles Eight and Forty Five of these Bylaws.

ARTICLE ELEVEN. In addition to the provisions of Articles 134 and 136 of the General Law of Mercantile Corporations, the Company will be able to acquire, after a resolution of the Board of Directors and through a stock exchange, shares representing the variable part of its own corporate capital. Said acquisition or purchase of shares will be made out of corporate capital and, if applicable, out of a reserve that will be established with funds from net earnings which will be called a reserve for acquisition of its own shares. The repurchase of its own shares and their subsequent placement will be subject to the provisions of section I of Article 14 Bis of the Securities Market Law and will be done in the form and on the terms and conditions established by the National Securities Commission by means of general provisions. While the shares belong to the Company, no corporate or shareholders rights conferred by them may be exercised, nor will they be taken into consideration for purposes of determining attendance and voting quorums at Shareholders Meetings.

ARTICLE TWELVE. The Company will maintain a Share Registry Book according to Articles 128 and 129 of the General Law of Mercantile Corporations, which will be complemented if appropriate by the lists of shareholders referred to in Article 78 of the Securities Market Law. Said book may be maintained by the Secretary or Assistant Secretary of the Company's Board of Directors, by any stock deposit or credit institution, or by the person selected by resolution of the Board of Directors, who will act on behalf of the Company as registration agent.

The Share Registry Book will remain closed during the periods commencing on the third business day prior to the holding of any Shareholders Meeting, until and including the date of

GRUPO MODELO, S.A. DE C.V. SECRETARIO

holding the Meeting in question, for which reason during such periods no inscription whatever will be made in the book.

The Company will only recognize as a legitimate holder of shares that person who is registered as a shareholder in the Share Registry Book pursuant to the terms of Article 129 of the General Law of Mercantile Corporations and, if applicable, the terms of Article 78 of the Securities Market Law.

ARTICLE THIRTEEN. The companies in which the Company is the owner of the majority of the shares or partnership interests of the corporate capital, must not directly or indirectly acquire shares representing the corporate capital of the Company itself, nor of any other company that is the majority shareholder of the Company; or which, if not the majority shareholder, the former know it to be a shareholder of the Company, except in the case of those companies in which the Company participates as shareholder acquiring shares of the Company in order to comply with options or share sale plans established in favor of employees, officers or directors of said companies or of the Company itself, provided that the number of shares acquired for that purpose do not exceed 1.5% (One percent and five tenths of one percent) of the total outstanding shares of the Company and correspond to Series "C" shares.

CHAPTER III
INCREASES AND DECREASES IN CAPITAL AND SHARE REDEMPTION

ARTICLE FOURTEEN. Increases in the minimum fixed portion, without right of withdrawal, of the Company's corporate capital will be made by resolution of the Extraordinary General Shareholders Meeting, and will require as a consequence to amend Article Six of these Bylaws. Increases in the variable part of the corporate capital of the Company, within the limit established in Article Six, will be made by resolution of the Ordinary General Shareholders Meeting. The minutes containing the resolutions of capital increase will in all instances be protocolized before a Public Notary, without the need, in the case of increases in the variable part of the corporate capital, to amend the bylaws, or to register the corresponding deed of protocolization in the Public Registry of Commerce. Upon adopting the respective resolutions, the Shareholders Meeting that establishes the increase or, if omitted or delegated by the Meeting to the Board of Directors, the Board will establish the terms and bases under which the capital increase will be carried out.

Shares that are issued from the variable part of the corporate capital or from the minimum fixed part of the corporate capital based, in the latter case, on the provisions of Article 81 of the Securities Market Law which, by resolution of the Meeting that provides for their issuance, will be deposited in the Company's treasury to be delivered as they are subscribed, may be offered for subscription and payment by the Board of Directors, subject if applicable to the procedures determined by the Shareholders Meeting and the provisions of this Article. Whenever shares

GRUPO MODELO, S.A. DE C.V. SECRETARIO

deposited in the Company's treasury are to be offered for subscription, the Company's shareholders must be granted the right of first refusal referred to in the following paragraph of this Article, unless (i) the subscription offer is carried out in accordance with the provisions of Article 81 of the Securities Market Law or (ii) if the shareholders have been previously granted the opportunity to exercise their right of first refusal.

Increases in capital may be made in any of the cases referred to in Article 116 of the General Law of Mercantile Corporations, by payment in cash or in kind, or by means of the capitalization of debts or liabilities of the Company. Since the share certificates do not state nominal value, it will not be necessary to issue new shares in cases of increases in capital as a result of the capitalization of share premiums, of retained earnings or of valuation or revaluation reserves. In capital increases by means of payment in cash or in kind, or by means of the capitalization of the debts or liabilities of the Company, the shareholders will have preference to subscribe the new shares that are issued to represent the capital increase, in proportion to the number of shares they own, during a term of fifteen calendar days counted from the date of publication of the corresponding notice in the Official Gazette of the Federation. The Shareholders Meeting which provides for the capital increase may resolve to grant the shareholders a period longer than fifteen calendar days to exercise their right of first refusal.

All increases of corporate capital must be provided for and carried out by means of the issuance and subscription of the number of shares that may be necessary of Series "A", "B" and "C" of the corporate capital, in such a manner that the percentage of the corporate capital which each series represents prior to the capital increase is not modified. The right of first refusal referred to in this Article will be exercisable by the shareholders to subscribe only the newly issued shares that correspond to the same Series of shares they owned prior to exercising their right of first refusal. Nevertheless, for purposes of this paragraph and by virtue of the fact that the Company will not be authorized to issue additional Series "P-C" shares, during the time period in which the 81,293,992 Series "P—C" shares are outstanding the owners of shares of said Series "P—C" will have preference to subscribe the number of Series "B" shares that corresponds in proportion to the number of which they own. Consequently, in case of increases in capital by means of new shareholder contributions which are declared during the time period that the Series "P-C" shares are outstanding, the Company in such case must issue the additional number of Series "B" shares that may be necessary for said purpose.

Notwithstanding the above, for purposes of this paragraph and since the Corporation is not authorized to issue additional Series "P—C" shares during the period of time on which the 20'232,498 Series "P-C" have been circulating, the holders of such Series "P—C" shares will have preference to subscribe the number of Series "B" shares which proportionally corresponds to the Series "P—C" shares they own, respectively. Consequently, in case of a capital increase by means of new contributions by the shareholders is determined while the Series "P—C" shares remain outstanding, the Company will issue the number of additional Series "B" shares needed

GRUPO MODELO, S.A. DE C.V. SECRETARIO

for such purpose.

Every increase in capital by means of capitalization of share premiums, of retained earnings or of valuation or revaluation reserves, must be carried out in a proportional manner in each one of the Series of shares comprising the corporate capital, as well as in those cases in which a reduction or increase in the theoretical nominal value of the shares is resolved upon for the exclusive purpose of increasing or reducing the number of outstanding shares which do not involve an increase or reduction of the corporate capital, in such manner that in any of said cases the percentage of the corporate capital represented by each Series of shares is not altered; it being understood that it will not be necessary to issue new share certificates in the cases of capital increases by means of capitalization of the items mentioned, by virtue of the fact that the latter do not express any nominal value. Nevertheless, if during the period in which the Series "P-C" shares are outstanding it is resolved to increase or reduce the theoretical nominal value of the shares, by means of the issuance or cancellation of shares which do not involve an increase or reduction of the corporate capital for the sole purpose of increasing or reducing the number of outstanding shares, the number of outstanding Series "P-C" shares will be modified in such cases without modifying the percentage of the corporate capital represented by said Series "P—C", for which reason only in this case can the number of outstanding Series "P—C" shares be changed; it being understood that in said cases the redemption price and the amount of fixed preferred dividend corresponding to each Series "P-C" share pursuant to Article Eight of these bylaws will be adjusted proportionally, without modifying the total amount of said items that must be paid to all of the Series "P-C" shares.

If shares are not subscribed after the expiration of the term during which the shareholders had the right to exercise the preference granted to them in this Article, the shares in question may be offered to third persons for subscription and payment pursuant to the terms and time periods provided by the same Meeting that declared the capital increase, or pursuant to the terms and time periods provided by the Board of Directors if the Meeting did not declare them, it being understood that the price at which the shares are offered for subscription to third parties may not be less than that offered to the Company's shareholders in exercising their preference.

New shares may not be issued until the preceding ones, that have been subscribed, have been fully paid.

All increases in capital must be inscribed in a Book of Registry of Variations of Capital maintained by the Company for such purpose.

ARTICLE FIFTEEN. The corporate capital may be decreased by means of resolution of the General Shareholders Meeting in accordance with the rules contemplated in this Article, as well as when a shareholder owning shares of the variable part of the corporate capital wishes to exercise the right of withdrawal referred to in Article 213 of the General Law of Mercantile

GRUPO MODELO, S.A. DE C.V. SECRETARIO

Corporations and in the cases of exercise of the right of separation referred to in Article 206 of said law. Decreases of the minimum fixed part of the corporate capital will require resolution of the Extraordinary General Shareholders Meeting and the corresponding amendment of Article Six of these Bylaws, in which case the provisions of Article 9 of the General Law of Mercantile Corporations must be complied with, unless the reduction of corporate capital is done solely to absorb losses. Reductions exclusively of the variable part of the corporate capital will be carried out by means of a resolution of the Ordinary General Shareholders Meeting, with the only formality being that the corresponding minutes must be protocolized before a Notary Public, without the need to inscribe the respective document in the Public Registry of Commerce.

Reductions of capital may be carried out to absorb losses, to reimburse the shareholders for their contributions or to release them from unpaid stock subscriptions.

If, pursuant to the terms of section I of Article Fourteen Bis of the Securities Market Law, the Company has temporarily acquired shares representing its own corporate capital, it will proceed in accordance with the terms contemplated in the referenced law and in accordance with the terms contemplated in the general provisions issued for that purpose by the National Securities Commission.

Reductions of capital to absorb losses or by means of reimbursement to the shareholders will be carried out proportionally on the fixed minimum part and variable part of the capital, with the purpose of maintaining equality among the shareholders, without it being necessary to cancel share certificates since the latter do not state nominal value. Nevertheless, if the General Shareholders Meeting so resolves, in cases of reduction of the corporate capital by means of reimbursement to the shareholders the designation of the shares to be cancelled may be carried out by means of a drawing before a public notary or broker, it being understood that said drawing must always be carried out separately for each one of the Series of shares which comprise the corporate capital, in such a way that shares from all the Series are cancelled in a proportional manner, so that after the reduction of capital the latter represent the same percentage of the total capital that they represented prior to the reduction of capital. The provisions of this paragraph will not apply to reductions of capital which, by means of reimbursement to the Shareholders, are to be carried out for the purpose of redeeming the Series "P-C" shares, which will only be redeemable subject to the terms and conditions contemplated in Article Eight of these bylaws, without the need to redeem and reimburse shares of the other Series that comprise the corporate capital and without the need to carry out any drawing.

No resolution of the Shareholders Meeting will be required in cases of reduction of corporate capital as a result of a shareholder who owns shares representative of the variable part of the corporate capital wishing to exercise its right to withdraw all or a part of its contributions in accordance with the provisions of Articles 220 and 221 of the General Law of Mercantile Corporations. The withdrawal of the contributions will take effect on the closing date of the then

GRUPO MODELO, S.A. DE C.V. SECRETARIO

current fiscal year, if the notification of the decision to exercise the right to withdraw is made prior to the last quarter of the fiscal year in question, or on the closing date of the immediately following fiscal year, if such notification is made during the last quarter of the then current fiscal year. Reimbursement of the shares affected by the withdrawal will be made at the lower of the following two values: (1) ninety five percent of the average quoted price on the stock exchange of the Series of shares quoted on the latter, obtained from the average of the transactions carried out during the last thirty days during which any Series of the Company's shares have been quoted, prior to the date that the withdrawal is to become effective; or (2) the accounting value of the shares in accordance with the Statement of Financial Position approved by the Ordinary Shareholders Meeting, corresponding to the fiscal year in which the withdrawal became effective.

Payment of the reimbursement will be due from the Company beginning on the day following the holding of the Ordinary Shareholders Meeting which approved the Statement of Financial Position corresponding to the corporate fiscal year in which the withdrawal became effective.

No resolution of the Shareholders Meeting will be required in cases of reduction of corporate capital as a result of exercise of the right of separation set forth in Article 206 of the General Law of Mercantile Corporations pursuant to the terms thereof. If the separation right referred to in this paragraph is exercised with respect to shares representing the fixed minimum part of the corporate capital, the Board of Directors must comply with the provisions of Article 9 of the referred law, by publishing the notifications indicated therein; it being understood that the reduction of capital will take effect five days after the last publication if there is no creditor opposition, or when the opposition presented is declared groundless.

Payment of the reimbursement will be due beginning on the date on which the separation takes effect and the Board of Directors must call an Extraordinary General Shareholders Meeting, within the 15 days following the date on which the separation took effect, for the purpose of said corporate body to take note of the reduction in the fixed minimum part of the capital which has resulted by virtue of the separation and approving the necessary amendment to Article Six of these bylaws.

In no event may the corporate capital be reduced to less than the legal minimum.

All decreases of the corporate capital must be registered in the Book of Registration of Changes in Capital which the Company will maintain for that purpose.

ARTICLE SIXTEEN. The Company may redeem shares with distributable profits without decreasing the corporate capital. The Extraordinary General Shareholders Meeting that resolves upon the redemption, in addition to complying with the applicable provisions of Article 136 of the General Law of Mercantile Corporations, will comply with the following particular rules:

GRUPO MODELO, S.A. DE C.V. SECRETARIO

a) The Meeting may resolve to redeem shares proportionally to all shareholders, in such form that after the redemption the latter will represent the same percentages of shares with respect to the total corporate capital that they represented before the redemption, without it being necessary to designate the shares to be redeemed by means of a drawing, even though the Meeting may have fixed a determined price.

b) If the Meeting resolves that the redemption of shares will be carried out by means of their acquisition on a stock exchange, the Shareholders Meeting or, if applicable, the Board of Directors, will approve the system for the withdrawal of shares, the number of shares to be redeemed and the person who will act as purchasing intermediary or broker on the stock exchange.

c) Except as provided in paragraph a) above, if the Meeting has fixed a determined price for the redemption, the shares to be redeemed will always be designated by drawing before a public notary or broker, it being understood that said drawing must always be carried out separately for each one of the Series which compromise the corporate capital, in such manner that shares of all of the Series are redeemed proportionally, so that the latter after the redemption represent the same percentage of the total corporate capital that they represented before the redemption. The certificates of the redeemed shares in the cases referred to in this paragraph c) will be nullified.

d) The provisions of paragraphs a), b) and c) above will not be applicable to redemption with distributable earnings, if any, of the Series "P—C" shares, which will be redeemable exclusively subject to the terms and conditions set forth in Article Eight of these Bylaws, without it being required to redeem shares of the other Series which comprise the corporate capital and without it being required to carry out any drawing.

ARTICLE SEVENTEEN. The definitive and provisional share certificates may cover one or more shares and will contain the statements referred to in Article 125 of the General Law of Mercantile Corporations and any other statements which may be required by the applicable legal provisions; an indication of the Series and Class to which they correspond and will have inserted the full text of Article Five of these Bylaws. The share certificates will be signed by two proprietary members of the Board of Directors.

The signatures of the administrators authorized to sign the share certificates may be hand—written or printed in facsimile, on the condition that, in the latter case, the original of the respective signatures be deposited with the Public Registry of Commerce of the corporate domicile. The definitive certificates must have attached to them the numbered nominative coupons determined by the Board of Directors to cover the payment of dividends or the exercise of other rights, as determined by the Meeting or by the Board of Directors.

GRUPO MODELO, S.A. DE C.V. SECRETARIO

CHAPTER IV
SHAREHOLDERS MEETINGS

ARTICLE EIGHTEEN. General Shareholders Meetings will be Extraordinary and Ordinary. All other Meetings will be Special. Extraordinary General Shareholders Meetings will be those called to consider any of the matters referred to in sections I to XI of Article 182 of the General Law of Mercantile Corporations, as well as those called to consider any other matter that pursuant to the Law needs a special quorum. All other General Meetings will be Ordinary. Special Meetings will be those held to consider matters which may affect the rights of a single series of shares.

ARTICLE NINETEEN. The calls for Shareholders Meetings must be made by the Board of Directors or by any of the Statutory Auditors, in the cases they consider it appropriate or in the cases they must do so pursuant to the terms of the applicable provisions of the General Law of Mercantile Corporations. In all cases the shareholders who own at least ten percent of the corporate capital fully represented by shares with full voting rights, may request in writing, at any time, that a Shareholders Meeting be called to discuss the matters specified in their request. If the call is not made within the fifteen days following the date of the request, the judicial authority of the Company's domicile will make it upon the request of the interested persons who represent at least ten percent of the referenced participation, who must show their share certificates for such purpose.

Every shareholder that owns a single share of any of the Series into which the corporate capital is divided, may request that an Ordinary Shareholders Meeting be called in the cases contemplated in Articles 168 and 185 of the General Law of Mercantile Corporations

ARTICLE TWENTY. Calls for Meetings must be published in the Official Gazette of the Federation and in one of the newspapers of major circulation in the corporate domicile, at least fifteen calendar days prior to the date fixed for the Meeting. Calls will contain the Agenda and must be signed by the person or persons who make them, it being understood that if they are made by the Board of Directors the signature of the President, Secretary or Assistant Secretary of said body, or of the delegee designated for such purpose by the Board of Directors from among its members, will suffice. Meetings may be held without previous call if all the shares of the corporate capital with voting rights are represented at the time of the voting.

ARTICLE TWENTY ONE. Only the shareholders who are inscribed in the Stock Registry maintained by the Company as owners of one or more shares with voting rights will be admitted to the Shareholders Meetings, and the corresponding admission card will be granted to them. The Registry for all purposes will be closed three days prior to the date fixed for holding the Meeting.

GRUPO MODELO, S.A. DE C.V. SECRETARIO

In order to attend Meetings the shareholders must show the corresponding admission card, which will be issued only upon the request of the shareholders presented at least 24 hours prior to the hour indicated for holding the Meeting, together with evidence of deposit with the Secretary of the Company of the corresponding share certificates, or of the certificates or evidence of deposit of said shares issued by any institution for the deposit of securities or by a credit institution, national or foreign. The shares deposited in order to have the right to attend meetings will be returned to their owners after the latter are held.

ARTICLE TWENTY TWO. Shareholders may be represented in Meetings by the person or persons that they designate, by means of a simple proxy letter signed before two witnesses. The members of the Board of Directors and the Statutory Auditors may not represent shareholders in any Meeting, nor may they vote the shares owned by them in the deliberations concerning their responsibility, or in those concerning the approval of the reports referred to in Articles 166, section IV, and 172 of the General Law of Mercantile Corporations. The representation of shareholders in Meetings will be subject to the provisions of paragraph (c) of section VI of Article Fourteen Bis. 3 of the Securities Market Law.

ARTICLE TWENTY THREE. The minutes of Meetings will be entered in a minutes book which the Company will maintain for the purpose and will be signed by the persons acting as President and Secretary of the Meeting, as well as by the Statutory Auditors if they attend.

ARTICLE TWENTY FOUR. The voting in all the Shareholders Meetings will be by hand, unless the Meeting resolves by the majority of the votes present that the counting of the votes issued will be made by voting card.

ARTICLE TWENTY FIVE. Ordinary General Shareholders Meetings will be held at least once a year within the four months following the close of each fiscal year. In addition to the matters specified in the Agenda they must: (1) discuss, approve or modify the report of the Board of Directors referred to in the general provisions of Article 172 of the General Law of Mercantile Corporations, taking into consideration the report of the Statutory Auditors; (2) review the report of the Audit Committee of the Board of Directors, as presented to the Board of Directors by the Audit Committee; (3) review the report referred to in the general provisions of Article 172 of the General Law of Mercantile Corporations regarding the immediately preceding fiscal year of those companies in which the Company owns the majority of the shares or participation interests, provided that the value of the investment in each one of them exceeds 20% (Twenty percent) of the accounting capital, in accordance with the statement of financial position of the Company at the close of the corresponding fiscal year; (4) decide as to the application of profits; and (5) appoint the members of the Board of Directors in the manner established in Article Twenty Nine, the members of the Executive Committee in the manner established in Article Thirty Three, and the Statutory Auditors pursuant to the terms of Article Thirty Eight, as well as determine the remuneration of all of them.

GRUPO MODELO, S.A. DE C.V. SECRETARIO

Extraordinary General Meetings will be held provided that it is necessary to address any matter within their competence.

Special Meetings of any of the Series of shares into which the corporate capital is divided will be held in the cases indicated in these Bylaws and in the cases contemplated in Article 195 of the General Law of Mercantile Corporations.

ARTICLE TWENTY SIX. In order for an Ordinary General Shareholders Meeting to be considered duly instituted on first call, at least fifty percent of the shares with full voting rights into which the corporate capital is divided must be represented and its resolutions will be valid when adopted by a majority of the votes present. In the case of second call, Ordinary General Shareholders Meetings may be validly held regardless of the number of shares with full voting rights present at the Meeting and their resolutions will be valid when adopted by a majority of the votes of the shares present which are effectively voted, without considering those shares whose owners abstain from voting.

Notwithstanding the foregoing, in order for an Ordinary General Shareholders Meeting to be empowered to resolve upon any proposal to increase the variable part of the corporate capital, which is to be carried out by means of payment in cash or in kind or by means of the capitalization of debts or liabilities of the Company, in all cases the attendance of shareholders who represent at least seventy percent of the shares with full voting rights into which the corporate capital is divided will be required and its resolutions will be valid only when they are adopted by the favorable vote of shares which represent at least seventy percent of the shares with full voting rights into which the corporate capital is divided, whether the Meeting is held on first, second or later call.

Notwithstanding the foregoing provisions of this Article Twenty Six, the adoption of resolutions by shareholders at Ordinary General Shareholders Meetings will be subject to the provisions of paragraph (f) of section VI of Article Fourteen Bis. 3 of the Securities Market Law.

ARTICLE TWENTY SEVEN. In order for an Extraordinary General Shareholders Meeting to be considered duly constituted on first call, at least seventy five percent of the shares with full voting rights into which the corporate capital is divided must be represented and its resolutions will be valid when adopted by the favorable vote of shares representing at least seventy percent of the shares with full voting rights into which the corporate capital is divided. In case of second or later call, Extraordinary Shareholders Meetings may be validly held if at least seventy percent of the shares with full voting rights into which the corporate capital is divided is represented and their resolutions will be valid if adopted by the favorable vote of shares representing at least seventy percent of the shares with full voting rights into which the corporate capital is divided.

GRUPO MODELO, S.A. DE C.V. SECRETARIO

Notwithstanding the foregoing, any proposal to the Extraordinary Shareholders Meeting which seeks to modify or add to that which is contemplated in Article Thirty Seven, whether the Meeting is held on first, second or later call, will in all cases have to be approved by ninety five percent of the outstanding shares of the Company regardless of the Series to which they correspond.

In addition, any proposal to modify or add to that which is contemplated in Articles Seven, Twenty Six, Twenty Seven, Twenty Nine, Thirty Three, Thirty Six, Thirty Eight and Forty Five of these Bylaws, will have to be accepted and approved in advance by both a Special Meeting of Shareholders owning Series "A" shares, and a Special Meeting of Shareholders owning Series "B" and Series "P-C" shares, voting jointly during the period of time during which the latter Series is outstanding and, thereafter, by a Special Meeting of Shareholders owning Series "B" shares.

Special Shareholders Meetings will be subject to the same rules provided in the first paragraph of this Article, but referring to the Series of shares in question.

Notwithstanding the foregoing provisions of this Article Twenty Seven, the adoption of resolutions by shareholders at Extraordinary General Shareholders Meetings will be subject to the provisions of paragraph (f) of section VI of Article Fourteen Bis. 3 of the Securities Market Law.

ARTICLE TWENTY EIGHT. The prior approval of both a Special Meeting of Shareholders owning common or ordinary shares and a Special Meeting of Shareholders owning Series "P-C" shares will be required, in order for the Company to be empowered to resolve with respect to any proposal regarding: (i) the merger or spin-off of the Company; (ii) the transfer or acquisition by the Company of any assets, goods or shares, which would have as an immediate result a variation of more than ten percent in the profits or the asset base of the Company, and (iii) the sale or disposition, in any legal form of shares owned by the Company representing the corporate capital of any other company, provided that the value of the Company's total participation in shares which represent the corporate capital of the company in question exceeds fifty percent of the value of the Company's accounting capital, according to its most recent statement of financial position.

CHAPTER V
MANAGEMENT OF THE COMPANY

ARTICLE TWENTY NINE. The management of the Company will be entrusted to a Board of Directors made up of nineteen proprietary members and up to nineteen alternate members.

GRUPO MODELO, S.A. DE C.V. SECRETARIO

The proprietary and alternate members of the Board of Directors will be appointed by means of separate voting by Series of shares, subject to the provisions contained in paragraph c) of this Article, in accordance with the following rules:

a) Owners of Series "A" shares will appoint, voting separately and by majority vote, ten proprietary and alternate members that will comprise the Board, the latter up to a number equal to the number of proprietary members that they had the right to appoint. The alternate members appointed by the owners of Series "A" shares may only replace the proprietary members of the Board appointed by said owners of Series "A" shares in their temporary or permanent absences, indistinctly for any one of them, except in the case that the owners of Series "A" shares resolve some other form of replacement exclusively with respect to those proprietary and alternate members they had the right to appoint.

b) For their part, the owners of Series "B" shares will appoint, voting separately and by majority vote, nine proprietary and alternate members that will comprise the Board, the latter up to a number equal to that of the proprietary members that they had the right to appoint. The alternate members appointed by the owners of Series "B" shares may only replace the proprietary members of the Board appointed by said owners of Series "B" shares in their temporary or permanent absences, indistinctly for any one of them, except if the owners of Series "B" shares resolve some other form of replacement exclusively with respect to the proprietary and alternate members they had the right to appoint.

c) In any case the owners of shares which represent at least ten percent of the corporate capital, totally represented by shares of the same Series of shares of the corporate capital with full voting rights, will have the right to appoint a proprietary member and his/her respective alternate, who may only replace the proprietary member in question; it being understood that the members of the Board that may be appointed by the minorities representing the share percentage referred to above, will in all cases decrease the number of proprietary and alternate members to be appointed by the majorities of shareholders of the same Series by means of voting by Series as indicated in paragraphs a) and b) above, in the following manner: if a minority group which represents ten percent of the corporate capital represented by Series "A" shares appoints a proprietary member and, if applicable, his/her alternate, the proprietary member and alternate appointed by the minority will be subtracted automatically from the total number of proprietary and alternate members to be appointed by the majority of owners of Series "A" shares voting separately and so successively if the minorities appoint more than one proprietary member and respective alternate. In the same manner, if a minority group that represents ten percent of the corporate capital represented by Series "B" shares appoints a proprietary member and, if applicable, his/her alternate, the proprietary member and alternate appointed by the minority will be subtracted automatically from the total

number of Board members to be appointed by the majority of the owners of shares of Series "B" shares voting separately and so successively if the minorities appoint more than one proprietary member and respective alternate. The minorities which have so exercised their voting rights to appoint Board members pursuant to the terms of this paragraph c), will not have the right to vote their shares again to appoint the members that are to be appointed by the majorities voting by Series, as established in paragraphs a) and b) above. For such purposes, prior to the appointment by Series of the members of the Board pursuant to the terms of paragraphs a) and b) above, whoever presides over the Meeting must require the minorities, if they so wish, to exercise at such time the right conferred on them in this paragraph c), in order to determine prior to the vote by Series the total number of members of the Board that may be appointed by each Series pursuant to the terms of this Article Twenty Nine, as well as to identify the shares which will not be counted in the voting by Series since they were voted in the exercise of the minority right set forth in this paragraph c).

ARTICLE THIRTY. The members of the Board of Directors may or may not be shareholders and will occupy their position for one year; they may be reelected or their appointments may be revoked at any time by the owners of shares of the Series of shares that appointed them pursuant to the terms of Article Twenty Nine above, and they will receive the remuneration determined by the Ordinary Shareholders Meeting.

Notwithstanding the foregoing, the members of the Board will continue to carry out their functions, even when the term for which they were appointed has ended, until new appointments are made and the persons appointed as new members of the Board assume their positions.

ARTICLE THIRTY ONE. In the absence of an express appointment by the Ordinary Shareholders Meeting, the Board of Directors, in its first meeting immediately following the Meeting that appointed its members, must name a President from among its proprietary members appointed by the Series "A" shares and, if it is considered appropriate, one or more Vice Presidents who may be from among the proprietary members appointed by Series "A", by Series "B" or by Series "P—C" shares, indistinctly. The Board of Directors must also, if omitted by the Meeting, appoint a Secretary and an Assistant Secretary, who need not be members of the Board of Directors. The temporary or permanent absences of the proprietary members of the Board of Directors will be covered by the alternates pursuant to the terms of Article Twenty Nine of these bylaws.

The President will preside over the Shareholders Meetings and the Board of Directors and Executive Committee meetings.

In his/her absence, they will be presided over by one of the Vice Presidents and, in the absence of all of them, by one of the members of the Board appointed by majority vote of those present.

GRUPO MODELO, S.A. DE C.V. SECRETARIO

In case of absence of all the members of the Board at a Shareholders Meeting, the latter will be presided over by the person appointed by the Meeting by majority vote. The person presiding over the Meetings will appoint one or more tellers to count the shares represented and will have the power to execute the resolutions of the Meetings, of the Board and of the Executive Committee without need of any special resolution. The corporate body in question may also appoint special delegees for such purposes, who may be persons with no ties whatever with the Company.

That person who occupies the same position on the Board of Directors will act as Secretary at Shareholders Meetings and, in his/her absence, the Assistant Secretary will occupy such position. In the absence of both, the person appointed by majority vote will act as Secretary. This provision will be applied on the same terms in the case of Executive Committee meetings.

Copies of or extracts from the minutes of the meetings of the Board of Directors, Executive Committee and Shareholders Meetings, as well as of the entries contained in the corporate books and records and, in general, of any document from the Company's files, may be authorized and certified by the Secretary or by the Assistant Secretary, who will have the character of Secretary and Assistant Secretary of the Company. The Secretary or, if applicable, the Assistant Secretary will be responsible for preparing and transcribing in the respective books the minutes containing the resolutions of the Meetings, of the Board of Directors and of the Executive Committee, and may issue certifications of the same and of the appointments, signatures and powers of the officers and attorneys-in-fact of the Company.

ARTICLE THIRTY TWO. The Board of Directors will meet at least once every three months on the dates determined annually by the Board itself at the first session it holds during each corporate fiscal year, without it being necessary to call its members on each occasion to meetings the holding of which was previously programmed in accordance with the schedule of meetings approved by the Board.

In addition, the Board may meet on any other date determined by the President, any of its proprietary members or any of the Statutory Auditors, by means of a call to all its proprietary members or, if applicable, alternates that are required, sent by telegram, telefax, messenger or by any other means which assures that the members of the Board receive it at least fifteen natural days in advance. In every case the Statutory Auditors of the Company are to be called. The Board of Directors may meet at any time, without prior call, if all of its proprietary members or respective alternates are present.

Except for the matters listed in paragraph 15 of Article Thirty Six of these bylaws, attendance of the majority of members of the Board of Directors will be required for its meetings to be considered to be legally constituted and its resolutions will be valid when adopted by majority vote of the members present at the meeting. If there is a tie the Board's President will have the

GRUPO MODELO, S.A. DE C.V. SECRETARIO

casting vote.

Board meetings will be held at the Company's domicile or at any other place previously resolved by the Board of Directors within the territory of the Mexican Republic, excepting acts of God or force majeure.

Minutes containing the resolutions of the Board of Directors must be authorized by the persons acting as President and Secretary of the corresponding meeting and they will be entered in a minutes book that the Company will maintain for said purposes

ARTICLE THIRTY THREE. The Company may establish, as an intermediate administrative body, an Executive Committee comprised initially of seven proprietary members and up to seven alternate members, it being understood that the number of proprietary and alternate members who will comprise the Executive Committee will be automatically increased to nine proprietary members and up to nine alternate members, solely and exclusively if, as a result of conversions of series "P—C" and Series "A" shares into Series "B" shares which may be carried out pursuant to the terms contemplated in Articles Eight and Nine of these Bylaws, the above-mentioned Series "B" comes to represent the percentage limit of 43.90% (Forty three percent and ninety hundredths of a percent) of the total common or ordinary shares with full voting rights into which the corporate capital is divided, to which it is subject pursuant to the terms contemplated in paragraph b) of Article Seven of these bylaws.

The proprietary and alternate members of the Executive Committee will be appointed by means of separate voting by Series of shares according to the following rules:

a) Owners of Series "A" shares, voting separately and by majority vote, will appoint five of the seven proprietary and alternate members that initially will comprise the Committee, the latter up to a number equal to the number of proprietary members that they had the right to appoint, it being understood that the owners of Series "A" shares have the power to continue appointing five proprietary and alternate members if the Executive Committee is to be comprised of nine proprietary and alternate members, once the circumstance referred to in the leading paragraph of this Article Thirty Three occurs.

b) The alternate members appointed by the owners of Series "A" shares only may replace the proprietary members of the Committee appointed by said owners of Series "A" shares in their temporary or permanent absences, indistinctly replacing any one of them, unless the owners of Series "A" shares resolve some other form of replacement exclusively with respect to the proprietary and alternate members they have the right to appoint.

c) For their part, the owners of Series "B" and Series "P—C" shares will appoint by majority vote, voting jointly during the period of time during which the Series "P-C"

GRUPO MODELO, S.A. DE C.V. SECRETARIO

shares are outstanding, two of the seven proprietary and alternate members who initially will comprise the Committee, the latter up to a number equal to that of the proprietary members that they had the right to appoint, it being understood that the owners of Series "B" shares will appoint four proprietary and alternate members if the Executive Committee is to be comprised of nine proprietary and alternate members, once the circumstance referred to in the leading paragraph of this Article Thirty Three occurs. The alternate members appointed jointly by the owners of Series "B" and Series "P-C" shares, if any, may only replace the proprietary members of the Board appointed by said owners in their temporary or definitive absences, indistinctly replacing any of them, unless the owners of said shares resolve some other manner of replacement exclusively with the respect to the proprietary and alternate members they have the right to appoint. The right of owners of Series "B" and "P-C" shares to jointly appoint proprietary and alternate members pursuant to the terms of this paragraph b), will exist on the same terms only for Series "B" once the Series "P—C" shares are redeemed or converted into Series "B" shares pursuant to the terms of these Bylaws.

Appointments of Executive Committee members must in all cases be of persons who are proprietary or alternate members of the Board of Directors. Executive Committee members will remain in office for a term of one year, but in all cases will continue acting until persons appointed to replace them take office; they may be reelected or their appointments may be revoked at any time by the owners of shares of the Series of shares that appointed them pursuant to the terms of this Article Thirty Three, and they will receive the remuneration determined by the Ordinary Shareholders Meeting.

The Executive Committee will meet on the dates and with the frequency determined by the Committee itself at, the first meeting it holds during each fiscal year, without it being necessary to call its members on each occasion to meetings the holding of which have been previously programmed in accordance with the calendar of meetings approved by the Committee. The meetings will be held at the Company's domicile or at any other place previously resolved by the Executive Committee within the territory of the Mexican Republic, except for acts of God or force majeure.

In addition, the Executive Committee will meet when so determined by the President, any of its proprietary members or any of the Statutory Auditors, after ten days' prior written notice to all the proprietary members of the Committee and to the required alternates, in all cases necessarily calling the Company's Statutory Auditors, who must attend with voice but without vote. Calls to meetings must be sent by telegram, telefax, messenger or any other means that assures that Committee members receive it at least ten calendar days in advance.

The Executive Committee may meet at any time, without prior call, if all of its proprietary members or respective alternates are present.

GRUPO MODELO, S.A. DE C.V. SECRETARIO

Except for the matters listed in paragraph 15 of Article Thirty Six of these bylaws, attendance by the majority of Executive Committee members will be required for its meetings to be considered to be legally constituted and its resolutions will be valid when adopted by majority of votes present.

The Executive Committee will have all of the powers granted to the Board of Directors pursuant to the terms of these Bylaws, except for those reserved by operation of Law or by these Bylaws exclusively to the Board of Directors or the Shareholders Meeting. The Executive Committee may not, in turn, delegate all of its powers to any person, but it may grant general or special powers when it considers it to be advantageous.

The Executive Committee must inform the Board of Directors of its activities annually, or when in the judgment of the Committee facts or acts of importance to the Company occur. Minutes will be taken of each Executive Committee meeting which will be entered into a minutes book. The minutes will include attendance of Committee members and resolutions adopted and must be signed by those who acted as President and Secretary.

ARTICLE THIRTY FOUR. In accordance with the provisions of the last paragraph of Article 143 of the General Law of Mercantile Corporations, the Board of Directors, the Audit Committee and the Executive Committee may validly adopt resolutions without need of its members meeting personally in a formal session. Resolutions that are adopted outside of a meeting must be approved, in all cases, by the favorable vote of all of the proprietary members of the body in question, in accordance with the following provisions:

1. The President, on his/her own initiative or on request of the Statutory Auditors or any of the proprietary members of the Board of Directors, Audit Committee or Executive Committee, as the case may be, must communicate to all proprietary members of the corporate body in question and to the Statutory Auditors, in written form and by means it deems to be appropriate, the resolutions proposed to be adopted outside of a meeting and the reasons justifying it. The President must provide to all of them, if they request it, all the documentation and clarifications that they may require for the purpose. The President may use the assistance of one or more Board or Committee members and of the Secretary and the Assistant Secretary to carry out these communications.

2. If all of the proprietary members of the Board, Audit Committee or Executive Committee, as the case may be, inform the President or those who assist him/her of their consent to the agreements or resolutions submitted to them for their consideration, they must confirm their consent in writing no later than the second business day following the date on which they communicated it, in the form established in paragraph 3 below. The written confirmation must be sent to the President and to the Secretary by telex, telefax,

GRUPO MODELO, S.A. DE C.V. SECRETARIO

telegram, messenger or by any other means that assures its receipt within the two following business days.

3. The President must send in writing to each of the members of the administrative body in question, either directly or through his/her assistants, a formal draft of minutes containing the agreements or resolutions that are proposed to be adopted outside of a meeting, so that, once the required modifications, if any, are made, the minutes in question may be sent back to the President and to the Secretary, duly signed at the end to show agreement, by each principal member of the Board of Directors, Audit Committee or Executive Committee, as the case may be.

4. Once the written confirmations are received from all of the proprietary members of the administrative body in question, the Secretary or, if applicable, the Assistant Secretary will proceed immediately to enter in the respective minutes book the minutes containing all of the resolutions adopted outside of a meeting, which will be legalized with the signature of the President and of the Secretary or Assistant Secretary. The date of the minutes will be the date on which all the written confirmations were received, which confirmations must be included in a file which the Company must maintain for that purpose. Written comments, if any, made by the Statutory Auditors must also be placed in said file.

ARTICLE THIRTY FIVE. The daily management and operation of the corporate business will be entrusted to a General Manager appointed by the Board of Directors, who will have the powers conferred by the Board itself. The General Manager, in his capacity as principal executive officer of the Company, will be empowered to appoint the other executive officers of the Company who have not been appointed by the Board of Directors.

ARTICLE THIRTY SIX. The Board of Directors will have the following powers and obligations:

1. General power for lawsuits and collections with all of the general and special powers that require a special clause in accordance with law, without any limitation, in accordance with the provisions of the first paragraph of Article 2554 of the Civil Code for the Federal District and of the corresponding provisions of the Civil Codes of all the States of the Republic. The Board of Directors will therefore be empowered, in an enunciative but not limitative manner, to: withdraw from lawsuits, including "amparo" proceedings; make settlements; submit to arbitration; state and respond to interrogatories or depositions; assign assets; challenge judges; receive payments and execute all the acts determined by the law, including representing the Company before judicial and administrative authorities, criminal, civil or otherwise, with the power to file criminal accusations and complaints, grant pardons, constitute itself as the offended party or

GRUPO MODELO, S.A. DE C.V. SECRETARIO

assistant of the Public Ministry for criminal proceedings and before labor authorities and tribunals.

2. General power for acts of administration in accordance with the provisions of the second paragraph of Article 2554 of the Civil Code for the Federal District and the corresponding articles of the Civil Codes of all the States of the Republic.

3. General power for acts of ownership, without any limitation, pursuant to the terms of the third paragraph of Article 2554 of the Civil Code for the Federal District and the corresponding articles of the Civil Codes of all the States of the Republic.

4. To issue, draw, subscribe, guarantee and in any other manner negotiate all types of negotiable instruments, pursuant to the terms of Article 9 of the General Law of Negotiable Instruments and Credit Transactions;

5. To open and close bank accounts, as well as to make deposits and draw on them;

6. Power to freely appoint and dismiss the General Manager and the other officers, attorneys-in-fact, agents and employees of the Company, as well as to determine their powers, duties, working conditions and remuneration;

7. Power to acquire and alienate shares and partnership interests of other companies, it being understood that, subject to the additional requirements contemplated in Article Twenty Eight of these Bylaws, the Board of Directors will need previous authorization from the Ordinary Shareholders Meeting for the acquisition or alienation of shares or partnership interests and for the exercise of the right of withdrawal, exclusively in the following cases:

    a) When the acquisition value of shares or partnership interests in other companies, by virtue of one or more simultaneous or successive acquisitions, exceeds twenty percent of the value of the accounting capital of the Company, in accordance with its last statement of financial position;

    b) When the alienation value of shares or partnership interests in other companies, by virtue of one or more simultaneous or successive alienations, exceeds twenty percent of the value of the accounting capital of the Company, in accordance with its last statement of financial positions; and

    c) To exercise, pursuant to the terms of Article 220 of the General Law of Mercantile Corporations, the withdrawal right corresponding to the shares of variable capital owned by the Company, when it represents, by virtue of one or

GRUPO MODELO, S.A. DE C.V. SECRETARIO

more simultaneous or successive acts, the reimbursement of shares whose value exceeds twenty percent of the value of the accounting capital of the Company, in accordance with its last statement of financial position.

8. To call Ordinary, Extraordinary or Special Shareholders Meetings, in all of the cases contemplated in these Bylaws or in the General Law of Mercantile Companies, or when it deems it appropriate, as well as to fix the date and time at which such Meetings should be held and to implement its resolutions.

9. To establish internal labor regulations.

10. To establish branches, agencies or any other establishment anywhere in the Mexican Republic or abroad.

11. To grant and revoke general and special powers of attorney, if applicable granting powers of substitution of the same, except for those powers the exercise of which corresponds exclusively to the Board of Directors pursuant to a provision of the law or of these Bylaws, always reserving the exercise of its powers.

12. To carry out all acts authorized by these Bylaws or which may be a consequence of the same.

13. It will be the exclusive and non-delegable power of the Board of Directors to authorize, pursuant to Article 14 Bis of the Securities Market Law, the temporary purchase on the stock exchange of shares representing the corporate capital of the Company itself, as well as their subsequent placement, in both cases in accordance with the applicable legal provisions.

14. To establish the Special Committees it considers necessary for the development of the Company's operations, which will not constitute intermediate administrative bodies, fixing the powers and duties of such Committees; it being understood that such Committees will not have powers that correspond exclusively to the Shareholders Meeting, to the Board of Directors, to the Audit Committee or to the Executive Committee pursuant to the law or these Bylaws.

15. The following matters must be approved by the Board of Directors of the Company or, if applicable, by the Executive Committee, it being understood that in order to adopt any resolution regarding the same, in all cases the favorable vote will be required of both the majority of the members of the Board or the Committee appointed by the owners of Series "A" shares, and the majority of the members of the Board or the Committee appointed by the owners of Series "B" shares, as the case may be; it being understood

GRUPO MODELO, S.A. DE C.V. SECRETARIO

that if the matters indicated below are submitted to the consideration of the Ordinary General Shareholders Meeting, in all cases it will be required that the respective resolutions be approved with the favorable vote of at least seventy percent of the total of the shares with full voting rights into which the corporate capital is divided, whether the Meeting is held on first, second or later call:

a) The annual budget of capital investments and items of the income statement, in reasonably detailed form, which will be submitted in the fourth quarter of each year and will be subject to quarterly revisions, in order to adjust it to reflect changes in the Mexican economy and other market variables;

b) Five-year plans concerning business strategies, projections of income statement, general balance sheet and cash-flow statement, which will be submitted once a year.

c) Monthly or bi-monthly presentation, depending on the frequency of the meetings of the Board or the Executive Committee, of monthly reports with respect to the same month of the preceding year, regarding operating results, sales and financial results with respect to the budget, with updated estimates for the remaining period of the current fiscal year.

d) The financial statements to be submitted to the Shareholders Meeting, as well as any proposal for amendment of the Company's dividend payment policy.

e) It will be the exclusive and non-delegable power of the Board of Directors to determine the sense in which votes corresponding to the shares owned by the Company must be cast at Shareholders Meetings of the companies in which the Company owns the majority of the respective shares, it being understood that the following provisions will also apply if the shares of which the Company is the owner are to be voted with respect to resolutions concerning the appointment of members who are to comprise the Board of Directors, the Executive Committee and Statutory Auditors of those companies in which the Company is directly the owner of the majority of the shares (hereinafter for purposes of this paragraph calling such companies "Direct Subsidiaries"):

    (i) The Company must vote the shares it owns in its Direct Subsidiaries in the sense of appointing a total of fourteen proprietary members and up to fourteen alternate members on each Board of Directors of each one of the Direct Subsidiaries, and a total of seven proprietary members and up to seven alternate members on each Executive Committee of each one of the Direct Subsidiaries; it being understood that, if Series "B" of the corporate

GRUPO MODELO, S.A. DE C.V. SECRETARIO

capital of this Company comes to represent the percentage limit to which it is subject of 43.90% (Forty three percent and ninety hundredths of a percent) of the total of the common or ordinary shares with full voting rights into which the corporate capital is divided, the Company must then thereafter vote the shares it owns in its Direct Subsidiaries in the sense of appointing a total of twenty one proprietary members and up to an equal number of alternates on each Board of Directors of each one of its Direct Subsidiaries, and a total of nine proprietary members up to nine alternate members on each Executive Committee of each one of its Direct Subsidiaries.

(ii) The members of the Board of Directors appointed by owners of Series "A" shares will resolve, voting separately and by majority vote, the sense in which the shares owned by the Company in its Direct Subsidiaries must be voted for the appointment of eleven of the fourteen proprietary members and up to an equal number of respective alternates, and for the appointment of five of the seven proprietary members and up to an equal number of the respective alternates, who will comprise the Board of Directors and the Executive Committee of the Direct Subsidiaries, respectively; it being understood that the members of the Board appointed by the owners of Series "A" shares will continue to enjoy the same rights once the Company is to vote the shares of its Direct Subsidiaries in the sense of appointing a total number of twenty one proprietary members and up to an equal number of alternates on each Board of Directors of its Direct Subsidiaries, and a total number of nine proprietary members and up to nine alternates on each Executive Committee of its Direct Subsidiaries. In all cases, the members of the Board of Directors of this Company appointed by owners of Series "A" shares, by majority vote, will have the right for the shares of the Direct Subsidiaries to be voted in the sense of appointing a Statutory Auditor and its alternate appointed by them.

(iii) For their part, the members of the Board of Directors appointed by the owners of Series "B" and "P—C" shares will resolve, voting jointly and by simple majority vote, the sense in which the shares of the corporate capital of the Direct Subsidiaries must be voted for the appointment of three of the fourteen proprietary members and up to an equal number of respective alternates, and for the appointment of two of the seven proprietary members and up to an equal number of respective alternates, who will comprise the Board of Directors and the Executive Committee of each one of the Direct Subsidiaries of the Company, respectively; it being understood that the members of the Board of Directors of the Company appointed by the

GRUPO MODELO, S.A. DE C.V. SECRETARIO

owners of Series "B" and "P—C" shares will have the indicated power in the sense of appointing ten of the twenty one proprietary members and up to an equal number of respective alternates, and four of the nine proprietary members and up to an equal number of respective alternates, who will comprise the Board of Directors and the Executive Committee of each one of the Direct Subsidiaries of the Company, respectively, once the circumstance referred to in paragraph (i) above occurs. In every case, the members of the Board of Directors of this Company appointed by the owners of Series "B" and "P—C" shares, by majority vote, will have the right to have the shares of the Direct Subsidiaries voted in the sense of appointing a Statutory Auditor and his/her alternate appointed by them.

f) Capital investments or lease commitments in excess of fifteen million dollars, legal currency of the United States of America, or the equivalent in Pesos, national currency, which have not been included in the previously approved annual budget;

g) The initiation of any new line of business.

h) To borrow money, guarantee obligations or constitute encumbrances or mortgages for an amount in excess of fifteen million dollars, legal currency of the United States of America, or the equivalent in Pesos, national currency.

i) Entering into any multi-year agreement in excess of a total of fifteen million dollars, legal currency of the United States of America, or the equivalent in Pesos, national currency.

j) Sales of assets with a value in excess of fifteen million dollars, legal currency of the United States of America, or the equivalent in Pesos, national currency.

k) Deviations of more than five percent from the previously approved annual budget, which involves decisions of the executive officers.

l) Any new license agreement or trademark or technology sale agreement, or any amendment to the same, it being understood that the previously executed license agreements may be renewed automatically.

m) The closing of any production plant of importance.

n) The approval of the price policies and other policies regarding transactions with companies in which the Company's shareholders have a share participation, which does not derive from their share participation in the Company, in order to assure that

GRUPO MODELO, S.A. DE C.V. SECRETARIO

such transactions are carried out on competitive market terms.

ñ) To appoint and remove the external auditors of the Company.

o) To resolve on any of the matters indicated in paragraph 7 of this Article Thirty Six of the Bylaws.

16. To the extent any of the matters described in paragraphs (a) through (d) of this subsection 16 of Article Thirty Six also otherwise require a particular vote of the Board of Directors, Executive Committee or the General Shareholders Meeting, then such matters must be approved by the Board of Directors pursuant to this paragraph 16 and in the manner otherwise required. Without limiting any approvals otherwise required by law or by these Bylaws, it will be an exclusive and non-delegable power of the Board of Directors to approve each of the following:

(a) Transactions outside of the ordinary course of business and which are intended to be carried out between the Company and its stockholders, or with persons who form part of the management of the Company, or with persons with whom such persons have a financial relation or a blood or affinity relation up to the second degree, or with the spouses or de facto spouses of such persons;

(b) The purchase or sale of ten percent or more of the assets of the Company;

(c) The granting of guarantees for an amount higher than thirty percent of the value of the assets of the Company; and

(d) Transactions different from those set forth in paragraphs (a) through (c) of this subsection 16 which represent more than one percent of the Company's assets.

The members of the Board will be responsible for the resolutions which are adopted in connection with each of the foregoing non-delegable powers of this subsection 16, except as otherwise established by Article 159 of the General Law of Mercantile Companies.

CHAPTER VI
CANCELLATION OF THE REGISTRATION OF SHARES IN THE NATIONAL

REGISTRY OF SECURITIES AND INTERMEDIARIES

ARTICLE THIRTY SEVEN. Pursuant to the terms of the applicable provisions of the Securities Market Law, in the event of cancellation of the registration of the Company's shares in the

GRUPO MODELO, S.A. DE C.V. SECRETARIO

Securities Section of the National Registry of Securities and Intermediaries, whether on the request of the Company itself or by resolution adopted by the National Securities Commission pursuant to law, the shareholders who have the control of the Company at that moment obligate themselves to make a public offer of purchase prior to the cancellation, at the price which is the higher of the closing average of the transactions made during the thirty days the shares were quoted, prior to the date of the offer, or the accounting value of the shares according to the last quarterly report, submitted to the Commission itself and to the Mexican Stock Exchange prior to the offer. The amendment of this article of the Bylaws requires (i) the prior approval of the National Securities Commission and (ii) a resolution of the Extraordinary Shareholders Meeting adopted pursuant to the terms of Article Twenty Seven of these bylaws.

CHAPTER VII
SURVEILLANCE OF THE COMPANY

ARTICLE THIRTY EIGHT. The surveillance of the Company will be entrusted to one or two Statutory Auditors, who may have a respective alternate, appointed by the Ordinary Shareholders Meeting in the manner indicated in the following paragraph. The Statutory Auditors and their alternates will be named annually, may be re—elected one or more times and their appointments may be revoked by the owners of shares of the Series that appointed them, and will continue exercising their functions until new appointments are made and those appointed assume their positions.

Owners of Series "A" shares, voting separately and by majority vote, will have the power to appoint one proprietary Statutory Auditor and respective alternate. For their part, the owners of Series "B" shares and, if applicable, Series "P—C" shares, voting jointly during the period of time that Series "P-C" shares are outstanding, will have the power to appoint one proprietary Statutory Auditor and his/her alternate, it being understood that this joint right of the owners of Series "B" and Series "P—C" shares will exist on the same terms solely for Series "B", once the Series "P—C" shares have been redeemed or converted into Series "B" shares pursuant to the terms of these bylaws.

The Statutory Auditors will have the powers and duties set forth in Article 166 of the General Law of Mercantile Corporations.

CHAPTER VIII
FISCAL YEAR AND FINANCIAL INFORMATION

ARTICLE THIRTY NINE. The fiscal years of the Company will run from January 1 to December 31 of each year. In the event that the Company enters into liquidation or is merged as the merged company, its fiscal year will terminate in advance on the date it enters into liquidation or merges and it will be considered in the first case that there will be one fiscal year

GRUPO MODELO, S.A. DE C.V. SECRETARIO